Exhibit 99.2

Annual Report and Accounts 2006 leadership in formulation science

ICI is one of the world’s leading coatings,
adhesives, starch and synthetic polymer
businesses with products and ingredients
developed for a wide range of markets.

Our vision is to become the leader in formulation
science. We have, and will continue to build, a
portfolio of businesses that are leaders within their
respective industries, bringing together outstanding
knowledge of customer needs with leading edge
technology platforms to create and deliver
products that provide superior performance.

As a result of significant and sustained
performance improvement, we aim to be one of
the leading creators of shareholder return in our
industry, without compromising our commitment
to safety, health and the environment and the
communities in which we operate.

Contents

1
Statement by the Chairman	04	Major business portfolio developments
and the Chief Executive	04	From Turnaround to Transformation
	05	People
	05	Total Shareholder Return
	05	Outlook

2
ICI Group summary	06	Group revenue by customer location
	07	Continuing businesses
	07	Discontinued businesses
	08	History and activities

3
Business review	09	Strategy	19	Employee and employment principles
	09	ICI’s Vision	21	Retirement benefits
	09	Strategic alignment of ICI’s businesses	21	Legacy issues
	09	Strategic focus on performance improvement	22	Other Group information
	09	Strategic Progress in 2006	23	Financial review
	10	Developing ICI’s strategy for 2007 onwards	23	Group operating performance
	11	Functional strategies	25	Review of 2006 business results
	12	ICI Group and its businesses	29	Liquidity and capital resources
	12	Group Organisation	31	Accounting policies and standards
	12	Continuing businesses	31	US GAAP results
	16	Discontinued businesses	33	Risk factors
	17	Research and development
	17	Sustainability and SSHE

4
Board of Directors, governance	36	Board of Directors and Executive Management Team	44	Corporate governance
and remuneration	38	Corporate Governance	44	ICI employment principles
	38	Corporate Governance	44	ICI disability discrimination policy
	38	The Board	44	Financial risk policies
	39	Board Committees	44	Payment to suppliers
	39	Nomination Committee	44	Charitable and political donations
	39	Remuneration Committee	44	Auditor
	40	Audit Committee	44	Disclosure of information to Auditors
	40	Audit Committee Report	44	Directors’ remuneration and interests
	40	Internal control and audit	44	Business review
	41	Board effectiveness	44	Going concern
	42	US corporate governance compliance	44	Annual General Meeting
	43	Principles of business conduct	45	Remuneration report
	43	Shareholder communications	57	Directors’ responsibilities
	43	Annual General Meeting	57	Statement of Directors’ responsibilities in respect of the Annual Report and Accounts
	43	Companies Act 2006	58	Independent auditor’s report to the Members of Imperial Chemical Industries PLC
	43	Corporate Governance Rating	58	Respective responsibilities of Directors and Auditors
	44	Directors’ Report	58	Basis of audit opinion
	44	Principal activities	58	Opinion
	44	Dividends
	44	Share capital
	44	Substantial shareholders
	44	Purchase of own shares
	44	Directors

5
Accounts	60	Group accounting policies		111	30	Acquisitions and disposals
	64	Group income statement		112	31	Financial instruments
	66	Statement of Group recognised income and expense		118	32	Leases
	67	Group balance sheet		119	33	Commitments and contingent liabilities
	68	Group cash flow statement		120	34	Related party transactions
	69	Notes relating to the Group accounts		121	35	Interest in joint ventures
	69	1	Basis of presentation of financial information	122	36	Differences between IFRS and US accounting principles
	71	2	Directors’ and Officers’ remuneration and interests	131	37	Critical accounting policies, judgments and estimates
	72	3	Special items before taxation	133	Principal subsidiary undertakings
	73	4	Segment information	134	Independent auditor’s report to the members of Imperial Chemical Industries PLC
	78	5	Employee numbers and costs	135	Company accounting policies
	79	6	Operating profit	137	Company balance sheet
	80	7	Share-based payments	138	Notes relating to the Company accounts
	83	8	Share of profits less losses of associates	138	(i)	Basis of presentation
	84	9	Net finance expense	139	(ii)	Tangible assets
	85	10	Income tax expense	139	(iii)	Investments in subsidiary undertakings
	87	11	Discontinued operations	140	(iv)	Investments in participating and other interests
	89	12	Earnings (loss) per £1 Ordinary Share	140	(v)	Stocks
	90	13	Intangible assets	140	(vi)	Debtors
	92	14	Property, plant and equipment	141	(vii)	Other creditors
	93	15	Investments in associates	141	(viii)	Loans
	94	16	Financial assets	141	(ix)	Provisions for liabilities
	95	17	Deferred taxation assets and liabilities	142	(x)	Deferred tax
	96	18	Inventories	142	(xi)	Called-up share capital
	96	19	Trade and other receivables	143	(xii)	Share capital and reserves
	97	20	Cash and cash equivalents	143	(xiii)	Commitments and contingencies
	97	21	Trade and other payables	143	(xiv)	Post-retirement benefits
	97	22	Current tax liability	143	(xv)	Staff numbers and costs
	98	23	Financial liabilities	144	(xvi)	Directors’ remuneration
	100	24	Provisions for liabilities and charges	144	(xvii)	Share-based payments
	101	25	Disposal and legacy, and restructuring provisions	144	(xviii)	Auditor’s remuneration
	103	26	Post-retirement benefits	145	Group selected financial data
	108	27	Reconciliation of changes in equity	148	Notes relating to the Group selected financial data
	110	28	Dividends
	110	29	Analysis of net debt

6
Shareholder information	150	Shareholder information
	155	Forward-looking statements
	156	Definitions
	158	Index

www.ici.com	ICI Annual Report and Accounts 2006 01

Back to Contents

Financial highlights

“ Against a backdrop of mixed trading conditions, the Group
delivered good overall results, with solid sales growth, sustained trading margins, lower net debt and a good improvement in
adjusted net profit.”

	Comparable Continuing	Adjusted Profit
Continuing Group Sales*	Group Sales*	Before Tax*
up	up	up
5%	6%	8%
to £4,845m (2005 £4,601m)		to £407m (2005 £377m)

Earnings per	Adjusted Earnings	Dividend declared per
£1 Ordinary Share*	Per Share*	£1 Ordinary Share
down	up	up
24%	17%	16%
to 24.9p (2005 32.9p)	to 31.6p (2005 27.1p)	to 8.9p (2005 7.7p)

Post-retirement		Return on
benefits deficit	Net Debt*	Capital Employed*
improved	improved	up
£383m	£434m	1.7%
to £1,305m (2005 £1,688m)	to £329m (2005 £763m)	to 18.3% (2005 16.6%)

* For definitions see pages 156 and 157 of this report.

The Notice convening the Company’s Annual General Meeting in 2007 is set out on pages 5 to 8 of the Letter to Shareholders and Notice of Annual General Meeting 2007 dated 19 March 2007. The Group publishes an annual Sustainability Report which is available on the corporate website (www.ici.com). A list of definitions appears on pages 156 and 157 of this report. “Company” means Imperial Chemical Industries PLC. “ICI”, “ICI Group” or “Group” means Imperial Chemical Industries PLC and its subsidiary companies.

ICI’s 2006 Annual Report and Annual Review are available on the corporate website (www.ici.com).

02 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

	2006	2005		Change †
	£m	£m		%

Revenue – continuing operations	4,845	4,601		5

Trading profit* – continuing operations	502	479		5

Profit before taxation and special items** – continuing operations	407	377		8

Net profit before special items attributable to the equity holder of the parent	375	321		17

Net profit after special items	329	420		(22)

Earnings and dividends

Earnings per £1 Ordinary Shareø	24.9p	32.9p		(24)

Adjusted earnings per £1 Ordinary Shareø	31.6p	27.1p		17

Dividend declared per £1 Ordinary Share	8.9p	7.7p		16

Cash flow	£m	£m

Net cash inflow from operating activities	191	359

Net cash inflow (outflow) from investing activities	110	(112)

Net cash inflow before financing activities	301	247

Net debt+	329	763	^

Interest coverø (times)	7.1	7.0

Return on capital employedø – continuing operations	18.3%	16.6%

*	Trading profit is defined as operating profit before special items. At a Group level, this refers to continuing operations only. Operating profit from continuing operations for 2006 was £431m (2005 £484m); special items charged to operating profit were £71m (2005 credit £5m).
†	Measures of earnings per share and percentage changes are calculated using unrounded values.
**	Profit before taxation and after special items – continuing operations was £355m (2005 £397m); special items charged to profit before taxation in the period were £52m (2005 credit £20m).
ø	ICI’s method of calculating earnings per share, adjusted earnings per share, interest cover and return on capital employed is defined on pages 156 and 157.
+	Net debt is defined on page 157.
^	Net debt reported at the end of 2005 was £745m. Adoption of IFRIC 4 Determining whether an Arrangement contains a Lease restated opening net debt to £763m.

Throughout this Annual Report, including pages 4 and 5, references to “comparable” performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported. At a Group level, this refers to continuing operations only. Comparable profits and losses are quoted before accounting for special items. Reconciliations between “comparable” and “as reported” performance measures are provided on page 28.

www.ici.com	ICI Annual Report and Accounts 2006 03

Back to Contents

Statement by the Chairman and the Chief Executive

Statement by the Chairman and the Chief Executive
During 2006, we made major progress in focusing our business;
as a result of the Quest and Uniqema disposals, ICI will have a focused portfolio of market-leading coatings, adhesives, starch and synthetic polymer businesses combined with a significantly stronger balance sheet.

Peter B Ellwood CBE
Chairman

John D G McAdam
Chief Executive

During 2006, we made major progress in focusing our business portfolio, with the sales of Uniqema, completed in September, and Quest, with completion expected during the first quarter of 2007. These disposals enable ICI to focus on its coatings, adhesives, starch and synthetic polymer businesses. The restructuring of ICI continues and in May we announced a further transformation programme that will take the Company through to 2011.

Furthermore, we continued to deliver the operating performance improvements set out in our last strategic plan. Against a backdrop of mixed trading conditions, the Group delivered good overall results, with solid sales growth, sustained trading margins and a 17% increase in adjusted earnings per share. These were achieved despite further rises in raw material costs and weakness in the North American market for decorative paint.

Our focus on emerging markets continues to deliver good results with sales from our Paints and National Starch businesses in developing countries in Asia growing over 14%. National Starch and Paints opened a new manufacturing centre in China for resins and other polymers. Construction of a second Paints plant in Vietnam was also completed. In addition, we continue to develop our businesses in Latin America, Eastern Europe and the Middle East.

We are also pleased to report a significant strengthening of ICI’s balance sheet. Including the Uniqema disposal proceeds, Group net debt over the year fell from £763m to £329m – a major change from the late 1990s when year-end net debt peaked at over £4bn. Additionally, ICI’s overall post-retirement benefit deficit fell from £1.7bn to £1.3bn, on an IFRS basis, during 2006. We expect further reduction in net debt and the pension fund deficit following the completion of the Quest disposal.

Major business portfolio developments
As a result of the Quest and Uniqema disposals, ICI will have a focused portfolio of market-leading coatings, adhesives, starch and synthetic polymer businesses combined with a significantly stronger balance sheet.

The Uniqema disposal to Croda International Plc was completed in September for a gross consideration of £410m. We would like to thank all Uniqema employees for their great service to ICI, and their endeavours to improve the performance of the business during a challenging period.

In November, we announced the agreed sale of Quest to Givaudan SA for £1.2bn. The consideration obtained by ICI reflects the strategic value of Quest to Givaudan as it enables them to increase their leadership in the global flavours and fragrance industry. It also reflects the positive trend of Quest’s performance in recent quarters.

We would like to thank the Quest team for their outstanding efforts in rebuilding the performance and value of the business over the past three years.

From Turnaround to Transformation
As a result of these recent developments combined with the performance improvements delivered through restructuring, ICI has moved from a turnaround strategy, which we embarked on in 2003, to one of transformation, which we signalled in part with our restructuring plans announced in May 2006. Delivery of our transformation strategy will focus on three important levers – accelerating profitable growth, sustaining our improvements in operational effectiveness and developing a culture of sustainable improvement.

We will focus on accelerating profitable growth by:

•	continuing the focus on the successful development of our core businesses in developing markets in Asia, Eastern Europe and Latin America;

•	increased focus on technology: our research resources will concentrate on 14 science pillars, which will support ICI’s innovation programmes across all our paints, adhesives, polymer and starch businesses. This will help deliver a more significant contribution from new products to future revenues; and

•	strengthening our target market positions through selected acquisitions, innovative technology alliances and other investments.

04 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Statement by the Chairman and the Chief Executive

Operational effectiveness will continue to be a strong area of focus for the Group, driven by a £340m investment expected to deliver £170m of savings per annum by 2011. Restructuring savings delivered in 2006, compared with 2003, amounted to £130m; £122m from the 2003 programme and £8m from the 2006 programme.

Developing a culture of sustainable improvement will focus on a series of pan-ICI initiatives that will leverage the organisation’s combined strengths and expertise, underpinned by a set of eight guiding principles that will align the values and behaviours of all our employees around the Group Strategy.

The Group’s commitment to sustainability is reflected in our focus on economic, social and environmental performance improvement. In May, we published final results against our Challenge 2005 objectives and launched new Challenge 2010 objectives. Whilst not achieving every goal in the previous five-year plan, we were pleased with our progress. In establishing these new Challenge 2010 objectives we worked with a number of external stakeholders to identify a broad and challenging sustainability agenda which focuses on areas of direct relevance to our business portfolio. In addition, ICI remains a member of the Dow Jones Sustainability Index and a member of the FTSE4Good Index, important benchmark indices for responsible investors.

People
During 2006, Bill Powell stepped down from the ICI Board and retired from the Company after 30 years of service with National Starch. Len Berlik, formerly Chief Executive of Uniqema, retired from the Company at the end of the year after more than 30 years’ service. The Board would like to thank both Bill and Len for their contribution to the successful development of ICI in recent years.

Total Shareholder Return
ICI aims to be amongst the leading creators of shareholder return in its industry. During 2006, the Group made significant progress with a return of over 39% in the year, compared to a FTSE100 return of 15%, reflecting the many positive strategic and operational developments for the Group.

Outlook
The outlook for ICI remains positive. Though there are few signs of improvement in the North American market for decorative paint, our businesses in developing markets look set to deliver a solid performance. Combined with the incremental benefits of further restructuring, ICI expects to make further progress in 2007.

Our shareholders, employees and customers continue to provide strong support to ICI and we thank them for their ongoing trust and confidence. We are mindful of our financial responsibility to all shareholders and the need always to act with the highest standards of integrity and transparency. We remain committed to achieving both as we develop the business.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

22 February 2007

www.ici.com	ICI Annual Report and Accounts 2006 05

Back to Contents

ICI Group summary

ICI Group summary
ICI is one of the world’s leading coatings, adhesives, starch and synthetic polymer businesses with products and ingredients
developed for a wide range of markets.

Group revenue by customer location – continuing operations

‘Dulux’ is one of the world’s best-known decorative paint brands with a strong presence in Asia, a fast-growing market for paint.	National Starch’s ‘EASY-PAC’ gives customers the lowest temperature packaging adhesive on the market along with low-maintenance application technology.	‘Hi-maize’ is a fast-growing range of slowly digestible starches that act as dietary fibre when added to foods, from bread to breakfast cereal.	ICI Paints scientists have reformulated ‘Cuprinol’ exterior wood treatment into a popular, easy-to-apply sprayable format.	Elotex’s specialty construction polymers are in demand in China’s fast-growing construction market.

Specialty polymers from National Starch give fixative, conditioning, thickening, aesthetic or convenience properties and characteristics to hair care and skin care products.	Alco Chemical’s unique natural, starch-based polymers provide effective and environmentally safe treatment for effluent water.	“We know the colours that go”, ‘Dulux’ UK’s 2006 advertising campaign, helped support further growth in a challenging DIY market.	Ablestik is a world-leading supplier of adhesives that connect and protect integrated circuits in phone cameras, MP3 players, computers and electronic game systems.	ICI’s paints are market leaders in Argentina and Uruguay with a strong number two position in Brazil.

06 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

ICI Group summary

ICI’s core coatings, adhesives, starch and synthetic polymer businesses comprise ICI Paints and the adhesives, specialty starches, specialty polymers and electronic materials operations of National Starch. These businesses serve diverse consumer and industrial markets through some 40 strategic business units, with an array of market leadership positions around the world. In addition, a number of Regional and Industrial businesses remain in ICI’s portfolio.

During the year, the Group has changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: adhesives, specialty starches, specialty polymers and electronic materials. This change reflects a move to global business units during 2006. Current and prior year segment information has been updated for the change.

The businesses are supported by Group functions that provide expertise in the disciplines of information technology, procurement, human resources, operations, finance, sustainability, safety, security, health and the environment (SSHE), and applied technology.

Continuing businesses

ICI Paints
With some of the world’s leading paint and decorative product brands, ICI Paints aims to inspire consumers to transform their surroundings with performance products and colour. It makes products to prepare and care for many building materials, and also provides coatings for cans and packaging. Headquartered in the UK, with operations in 25 countries.

National Starch
National Starch markets an extensive product range to sectors as diverse as food, healthcare and construction. Four divisions are grouped around adhesives, specialty starches, specialty polymers and electronic materials. Headquartered in the USA, with manufacturing and customer service centres in 39 countries.

Regional and Industrial
ICI has a number of Regional and Industrial businesses that are essentially local in scope. Principal operations are in Pakistan and Argentina and include the manufacture of pure terephthalic acid, polyester, sulphur-related chemicals, wine chemicals and soda ash.

Discontinued businesses

Quest
Quest creates and markets flavours and fragrances for the fast-moving consumer goods industries. In November 2006, ICI reached an agreement to sell Quest to Givaudan SA, with completion of the deal expected in the first quarter of 2007.

Uniqema
ICI completed the sale of its Uniqema business to Croda International Plc on 1 September 2006. Uniqema provides products which deliver specific effects that influence how customers’ products feel or perform. The formulation of personal care ingredients, natural and synthetic lubricants and polymers are areas of particular expertise.

www.ici.com	ICI Annual Report and Accounts 2006 07

Back to Contents

ICI Group summary

ICI Group summary continued

History and activities
History
The Company was formed in 1926 by the merger of four UK chemical companies: Brunner Mond, Nobel Industries, British Dyestuffs and United Alkali. ICI is one of a small number of companies listed continuously on the leading UK stock index – originally the FT 30, now the FTSE 100 – since the 1930s.

During the course of its history, ICI has been an acknowledged leader in diverse disciplines, including fundamental science, engineering, manufacturing and human resources. The Group’s major inventions have been equally diverse, ranging from the plastics polythene and Perspex to beta blockers and the antimalarial treatment Paludrine.

In 1993, ICI demerged its bioscience businesses to a publicly listed company, Zeneca Group PLC (now AstraZeneca PLC). In 1997, ICI began its transformation from regional manufacturer of bulk chemicals to a global specialty chemicals and paints leader with the acquisition of Unilever’s Speciality Chemicals businesses.

Over the last decade, ICI has transformed its portfolio through a number of acquisitions and divestments worth more than £12bn. Divestment proceeds have been used to repay debt and improve balance sheet strength.

Spread and balance of activities
ICI is headquartered in the UK, where it also has a number of major manufacturing activities. Outside the UK, the Group’s activities are geographically diverse, with Asia and Latin America accounting for 36% of sales, North America 33%, Europe 29% and the rest of the world 2%. Typically, ICI’s businesses are staffed almost entirely by local nationals and, in total, 87% of ICI’s 29,130 employees are located outside the UK.

The Group has operations in over 50 countries around the world and its customers are spread across a diverse range of product sectors. More than 60% of ICI’s revenue is in sectors the Group believes are relatively non-cyclical, for example, food and beverages, decorative coatings, personal and household care products, and water treatment. Other sectors with a greater degree of cyclicality include electronics, construction and parts of our diverse industrial markets (e.g. automotive).

ICI believes this spread and balance of activities provides a good exposure to higher growth markets, for example, in Asia, and to emerging products and technologies including food nutrition and electronics.

No one customer represents a material proportion of Group revenue.

08 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Business review strategy
ICI is now well positioned to focus on transforming the
performance of its core businesses. As a result, ICI’s future development will focus on accelerating profitable growth,
improving operational effectiveness and developing a culture of sustainable improvement.

FROM TURNAROUND

ICI’s Vision
ICI’s vision is to become the leader in formulation science, creating complex mixtures that deliver the effects valued by consumers and customers. To achieve this leadership goal, and through this create superior returns for shareholders, the Group is building a portfolio of businesses that are leaders in their respective industries, bringing together consumer understanding, outstanding knowledge of customer needs and processes, and leading edge technology platforms to provide a distinctive, competitive advantage for its customers.

Strategic alignment of ICI’s businesses
At the last strategic review, ICI’s business units were evaluated in terms of market attractiveness (e.g. financial strength and sustainability) and competitive position (e.g. quality of products, technology and market share). Reflecting their different strengths and weaknesses, each business was then mapped onto the 2x2 matrix shown below. This matrix is fundamental to the strategic development of the business. For example, ICI intends to invest to support growth in businesses with strong positions in high-growth markets – the “grow aggressively” segments – which are more attractive in the long term. In contrast, ICI will invest to improve cost and capital effectiveness in its businesses in relatively low growth markets – the “maintain selectively” segments – with the aim of continued cost effectiveness and resilient financial performance.

ICI’s strategic matrix[1]
Strategic stance

Maintain aggressively	Grow aggressively
Paints North America	Paints Asia
Paints UK & Ireland	Adhesives Asia
Packaging Coatings	Starch Asia
Pan-Atlantic Adhesives	Electronic Materials
Pan-Atlantic Starch

Maintain selectively	Grow selectively
Regional and Industrial	Specialty Polymers
Paints Continental Europe
Paints Latin America
Adhesives Latin America
Starch Latin America

Strategic approach

1	Continuing businesses only.

Strategic focus on performance improvement
As a result of an underperformance in a number of ICI’s businesses in the years up to 2003, ICI had found itself in challenging financial circumstances and a turnaround in performance was required, driven by operational improvement initiatives within ICI. As a result, ICI pursued a clear strategy to create and capture additional value from three principal sources:

•	Differentiated resource allocation Investing in technology and marketing in those businesses where sustainable competitive advantage can be created;

•	Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall – in the near term through the successful delivery of restructuring, and sustainably through changing the organisation, culture and behaviour in ICI to consistently deliver improvements; and

•	Strategy execution A greater focus on strategy execution, upgrading operational capabilities and enhancing rewards for short to medium-term performance delivery.

The strategy was underpinned by a clear set of strategic plan targets that focused attention on delivering appropriate levels of sales growth, improving trading margin and returns on capital employed and generating sustained cash flow.

This turnaround strategy has continued through 2006 and examples of what has been done can be found in the following section as well as in the business descriptions on pages 12 to 16.

Strategic Progress in 2006
Overall, 2006 has been another good year with ICI making further strategic progress. Against the strategic plan targets, comparable sales growth of 6% compared well with estimated real growth in global GDP of 3.9%* . In addition, after adjusting for discontinued activities, our businesses sustained their improved efficiency despite some cost pressures, with the overall trading margin unchanged from 2005 at 10.4%. Taken together with improved capital management, this has helped the Group improve return on capital employed on the same basis by 1.7%, to 18.3%, and again generate positive cash flow before acquisitions and divestments of £26m in 2006 (2005 £170m) despite increased pension contributions and restructuring costs.

*Source: Oxford Economics December 2006.

www.ici.com	ICI Annual Report and Accounts 2006 09

Back to Contents

Business review

Business review strategy continued

TO TRANSFORMATION

Overall, comparable sales growth for continuing businesses which ICI intends to “grow aggressively” was over 10% in 2006. Capital expenditure for these operations was in excess of depreciation as the businesses made further investments in growth opportunities. Paints and National Starch commissioned a joint facility in Shanghai to manufacture a range of specialty resins and polymers for adhesive and coating products. In addition, ICI began construction of a new technology centre in Shanghai and ICI Paints invested in new manufacturing projects in China and Vietnam. Product innovation was once again a strong driver of new business and the Group maintained its investments in research and development (R&D), as well as applications engineering, to support growth.

Both ICI Paints and National Starch made good progress in the key developing economies of Asia with full year comparable growth of 16% for the Decorative Paint business and 13% for National Starch. As a result, together with the impact of divestments, reported sales in Asia were 27% (2005 24%) of the Group total.

At the same time as investing in “grow” businesses ICI sustained its focus on restructuring, principally benefiting its “maintain” activities. Cumulative savings from the programme launched in 2003 reached £122m. In May, the Group launched a major new programme that will take the Group through to 2011, expected to deliver gross cost savings of some £170m per annum from a net cash investment of around £340m.

2006 key performance indicators

Title	Description	Performance to date

Sales Growth	Average sales (revenue) growth at, or better than, the growth in real GDP over the four-year period 2004 to 2007	Average sales growth over plan period to the end of 2006 is 6%, above the estimated rate of growth in real GDP of 3.8%*

Group trading margin expansion	Increase by an average of 0.5% per annum from 2003 to 2007	Increased by on average 0.5% over last three years

Improved return on capital employed	Increase by an average of 1% per annum, to around 14% in 2007	Increased by on average 1.8% over the last three years

Cash flow	Generate positive cash flow before acquisitions and divestments on a sustainable basis from 2005 onwards	Positive cash flows every year since 2004

*Source: Oxford Economics December 2006.

There were several major strategic moves made during the year that will have a significant impact on ICI going forward. In September 2006, ICI completed the sale of Uniqema, its oleochemicals and derivatives business, to Croda International Plc for £410m. In November, ICI announced the proposed sale of Quest to Givaudan SA for £1.2bn.

Developing ICI’s strategy for 2007 onwards
As a result of these two major divestments, together with the improved financial performance of the remaining businesses, ICI is now well positioned to focus on transforming the performance of its core businesses rather than just securing a turnaround. As a result, ICI’s future development will focus on three major areas of activity:

•	accelerating profitable growth;

•	continuing to make substantial improvements to operational effectiveness; and

•	creating a culture of sustainable improvement.

Against each of these the Group has set out a number of targeted key performance indicators that align the delivery of change and performance within the organisation with the strategic objectives. These are explained in more detail below.

ICI will focus on accelerating profitable growth through a combination of organic and acquisition growth. The Group has been successful in leveraging its strong technologies and consumer insight to develop products needed by its customers in their end markets. Going forward, there will be greater focus on aligning R&D and product development across the Group, leveraging ICI’s vision of leadership in formulation science with investments in an enhanced technology organisation. In addition, improved organic growth is expected to be supplemented by acquisitions in the core coatings, adhesives, starch and synthetic polymer businesses. These will focus on strengthening ICI’s competitive position, in terms of regional and market exposures, specific target customers and innovative technologies. Over time, the objective is to strengthen ICI’s leadership positions in its chosen markets where it can sustain profitable growth and competitive advantage.

Related key performance indicators

Title	Description	Comments

Strengthen target market positions	Establish or strengthen #1 or #2 positions in attractive market niches that can sustain profitable growth	Developing strong market positions with good competitive advantage will help secure profitable growth in the long term

Capitalise on high growth developing markets	Grow ICI’s business in target developing markets at an average three times the rate of growth of global GDP	Strong sales growth for ICI’s “growth” businesses in target developing markets is closely aligned to establishing a competitively advantaged, more profitable business in these attractive markets

Use innovation to drive profitable growth	Sustain at least a 25% contribution to annual sales from products developed in the last three years	Commercialising new products which address key customer needs for innovation and value will contribute to profitable growth and improved trading margins

10 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

At the same time, ICI will sustain its programme of restructuring to improve operational effectiveness across the Group. The initiatives, started in 2006, bring a new focus on shared services and pan-ICI functional efficiencies. This includes transforming ICI’s IT infrastructure, Finance and Human Resource activities. Together with strong commercial management this should enable ICI to sustain good margins relative to appropriate industry peers.

Related key performance indicators

Title	Description	Comments

Top quartile profitability	ICI’s trading margins should be top quartile against a range of industry peers	Against industry benchmarks, deliver performance which positions ICI as one of the best in class. Against an average of industry peers ICI should expect to sustain upper quartile performance

Improved return on capital	Improve ROCE by on average 1.0% over the next four years to 2010, adjusting for the impact of acquisitions and divestments	Since 2003 ICI has made significant improvements in ROCE (1.8% per annum on average). With an increased focus on transforming the performance of ICI through investing in the growth opportunities and capabilities of the business. ROCE growth is expected to slow. As a result, our new goal will be to improve returns by on average 1.0% per annum

Underpinning these initiatives, ICI will develop a culture of sustainable improvement, investing where necessary to support the accelerated profitable growth objectives and its commitment to sustainability. ICI’s people and culture are reflected in a major initiative within the Group to embed a series of values and principles collectively known as “The ICI Way”. This process is expected to take a number of years and should help align ICI’s people around the transformation strategy. In addition, the Group’s long standing five-year Challenge programmes which contain numerous targets for improvement in ICI’s operations, health and safety, environmental performance, supply chain and other external relationships, underpin the commitment to sustainability, which remains at the heart of ICI’s approach to doing business.

Related key performance indicators

Title	Description	Comments

Safe working environment	Achieve the 2010 milestone total reportable case (TRC) rate of 0.56	The Group remains focused on continual improvement initiatives which should sustain the progress to date and help achieve the 2010 milestone

Environmental impact	Reduce greenhouse gas emissions per tonne of production by 5% by 2010	Greenhouse gas emissions (including CO2 ) is one of many environmental measures adopted by the Group and reflects a critical area of long-term importance to the environment. ICI’s absolute emissions are already 95% below the levels of 1990, with over half of this reduction achieved through performance improvement during three Challenge periods. A further 5% reduction per tonne of production by 2010 would reflect additional good progress

Functional strategies
Alongside these broad strategic objectives for ICI, the Group has a number of individual functional strategies. These are led by the senior management boards as outlined in the Group Organisation section of this Annual Report on page 12. The functional strategies for Technology (Research and Development) and Sustainability are explained in more detail from pages 17 to 19.

Procurement purchases in excess of £3bn of raw materials, consumables and services each year. Our procurement strategy looks to reduce the cost of bought-in materials and services whilst maximising the security and sustainability of supply. In 2006 the procurement team completed over 25 key commodity or raw material strategies and put in place five major supplier strategies. During 2007, the procurement function will be implementing additional commodity and supplier strategies and undertaking a functional capability review in several key areas of operation.

Finance and Human Resources are implementing organisational models that leverage centres of excellence (for example, in taxation, treasury, recruitment and reward), utilise shared service infrastructures for routine activities and provide focused resources for business partnering to help improve the quality of commercial and strategic decision making.

Within Information Technology, ICI is improving its infrastructure and undertaking a major programme of enterprise resource planning development (ERP), initially within the Paints, Adhesives and Electronic Materials businesses. As a result of this long-term initiative, the Group should benefit from improved management information and greater process efficiencies and controls, as well as higher levels of customer service.

www.ici.com	ICI Annual Report and Accounts 2006 11

Back to Contents

Business review

Business review ICI Group and its businesses

Group Organisation
ICI is organised around three continuing operating businesses: ICI Paints on pages 12 and 13, National Starch on pages 14 and 15 and Regional and Industrial on page 15. The two discontinued businesses are Quest on page 16 and Uniqema on page 16.

The businesses are supported by Group functions that provide expertise in information technology, procurement, human resources, finance, sustainability, safety, security, health and the environment (SSHE), and applied technology, where value can be created for ICI’s customers through the application of advanced technology across the Group.

A number of senior management functional boards leverage the combined skills and experiences across ICI. The functional boards are responsible for establishing functional strategies and ensuring Group-wide implementation of best practice.

In addition, the Business Development Board aims to accelerate the commercial exploitation of technology opportunities within ICI, and reflects the desire to develop continuously and strengthen the links between market needs and technology capability.

Continuing businesses

ICI Paints
Background
ICI Paints is a leading international paint business and accounted for 50% of the Group’s continuing sales in 2006. It concentrates primarily on decorative paint (90% of ICI Paints’ sales in 2006) and packaging coatings for food and beverage cans.

ICI Paints’ global business headquarters is located in Slough, UK. Major manufacturing facilities are located in the USA, UK, Brazil, Argentina, Germany, the Netherlands, France, China, India and Malaysia. Additional manufacturing facilities are in 14 other countries. ICI Paints maintains its own sales distribution network in over 30 countries. The business also sells through agents and distributors.

Strategy
The strategy of ICI Paints is to develop its leading market positions in the global paints and coatings industry, particularly where it benefits from strong retail brands. ICI Paints expects to develop its strategy further by:

•	differentiated resource allocation – channelling scarce resources (revenue expenditure, capital and people) to those areas which will generate the highest rewards;

•	innovation – driving for new major differentiated products and services, linking marketing insights with world-leading technical skills;

•	cost and capital effectiveness – implementing key restructuring plans and improving planning/operating processes to reduce costs and inventory while improving customer delivery reliability; and

•	people and organisation capability development.

Key competencies, which ICI Paints employs across its businesses, include:

•	marketing – identifying areas of significant potential through market understanding and exploiting these through highly professional category and brand management skills;

•	research and development – supporting the increased emphasis on innovation in products, packaging and services, and targeting high impact cost reductions through leading edge colour, polymer and formulating science;

•	operations – implementing process improvements and improved delivery reliability by sharing expertise and best practice across its businesses; and

•	procurement – optimising the mix of central contracts using ICI’s total purchasing power and local contracts, bringing the advantages of tailored solutions and flexibility.

12 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

The regional markets for decorative paint are at different stages of growth and maturity and the ICI Paints strategy reflects this.

The Asian region is one of generally higher growth. Paint markets tend to be fragmented, with a large number of country-specific competitors. Obtaining competitive advantage across the region requires leveraging marketing and manufacturing capabilities and transferring best practice in innovation, purchasing, marketing and channel development. The key focus of the ICI Paints business is to continue the development of core brands in the region, including ‘Dulux’, and maintain accelerated, profitable growth, with particular focus on China, India, Indonesia, Thailand and Vietnam.

The European region has some large mature markets and a number of developing growth markets in Eastern and Central Europe. ICI Paints has a leading position in the UK and Ireland, with strong brands underpinned by a focus on innovation. There is significant brand equity with ‘Dulux’, ‘Hammerite’, ‘Cuprinol’ and ‘Polycell’. The focus of the European business is on improvement of the product range, expansion in developing markets, reduction of the cost-base and the improvement of operational efficiency and profitability of the Continental European operations.

The Latin American business has strong positions in Brazil, Argentina and Uruguay, where brand strength is maintained through capability in marketing and a focus on innovation.

North American markets are generally mature. Though ICI has a significant presence in both trade and retail channels, the business is some way behind the market leader, limiting its overall competitive strength. In trade markets, the strategy is to establish insights into end user needs that can create competitive advantages, and in securing good distribution density within attractive metropolitan areas. In the retail business, the route to market is highly consolidated with a few major retailers controlling around 80% of retail distribution. ICI Paints has a significant relationship in this market with The Home Depot, a leading retailer.

ICI Paints is also a leader in internal and external coatings for food and beverage cans. It manufactures and distributes a broad product offering of packaging coatings with significant market positions in the established markets of Europe and North America and the emerging markets of Asia and Latin America. The strategy is threefold: to focus on profitable growth in South East Asia and Latin America, to explore opportunities for growth in non-metal packaging, in particular with polyethylene terephthalate (PET) bottle coatings, and to optimise the efficiency and effectiveness of its supply chain.

Brief description of activities
The decorative paints business has well-established brands in paint, woodcare, metalcare, adhesives and fillers. These include ‘Dulux’, ‘Glidden’, ‘Devoe’, ‘Valentine’, ‘Coral’, ‘Alba’, ‘Xyladecor’, ‘Cuprinol’, ‘Hammerite’, ‘Polycell’, ‘Polyfilla’ and ‘Alabastine’.

Paint is manufactured through a mixing process that requires a high degree of control over product measurement, quality control and continuous assessment. Typically manufacturing operations are not capital intensive and are relatively responsive to changes in demand.

Developments in 2006
ICI Paints continued to pursue vigorously growth opportunities in developing markets, particularly in Asia, Eastern Europe and Latin America. This was supported by a number of investments, including new facilities in China and Vietnam. ICI Paints continued to focus on strengthening its brands and developing innovative products and services which anticipate and meet customers’ needs around the world. In 2006, 30% of Decorative Paints’ sales originated from innovative products launched within the last three years.

These included:

•	‘Light & Space’, a novel product range using patented ‘LumiTec’ technology that helps reflect up to twice as much light around the room.

•	‘Weathershield Max’, a waterborne high performance masonry paint.

•	‘Weathershield Easyspray’, a spray-applied masonry paint.

•	Extensions to the highly successful ‘Cuprinol Sprayable’ woodcare range.

•	‘Polycell Smoothover’ to cover textured wallpapers and ceilings.

ICI Paints also generated incremental benefits in 2006 from the cost savings initiatives under the restructuring programme announced in 2006. The Paints restructuring programme includes supply chain projects in Europe and North America as well as initiatives to improve the effectiveness of the sales forces in the UK, Ireland, North America and Continental Europe.

Despite these numerous positive developments, the performance of the North American business was adversely affected by a significant downturn in the housing market which particularly affected the retail channel. This resulted in modest overall profit improvement in 2006 for ICI Paints.

www.ici.com	ICI Annual Report and Accounts 200613

Back to Contents

Business review

Business review ICI Group and its businesses continued

National Starch
Background
National Starch, which accounted for 41% of the Group’s continuing sales in 2006, is a leading player in specialty chemicals, with important positions in specialty industrial adhesives, specialty food starches, specialty polymers and electronic materials. It provides many specialty ingredients and formulations to consumer-oriented markets that, with the exception of electronic industries, tend to be relatively non-cyclical in nature.

National Starch operates an international network of 145 manufacturing and customer service centres, located in 39 countries on six continents. National Starch believes that its position in these markets has been achieved through a strong combination of natural and synthetic polymer technology, application understanding and a high degree of technical support for customers.

National Starch is headquartered in Bridgewater, New Jersey, USA, with regional offices in the UK (Europe) and Singapore (Asia). Major manufacturing facilities are located in the USA, Germany, Mexico, Japan, Thailand, Korea, China and Brazil, with additional manufacturing facilities in 26 other countries around the world.

Strategy
National Starch’s strategy focuses on delivering value through three main activities:

•	building on strengths in areas where it has good opportunities for profitable growth;

•	delivering innovative new products to customers; and

•	continually improving cost efficiency, particularly in its more mature businesses.

Consistent with the ICI strategic matrix, National Starch allocates resources preferentially to those businesses within the “grow aggressively” segment. These include the Electronic Materials and Specialty Polymers businesses, in addition to National Starch’s other activities in Asia.

Brief description of activities
Adhesives
National Starch is one of the largest and most global producers of industrial adhesives in the world, based on both natural and synthetic polymer chemistry, including waterborne, hot melt and pressure sensitive products. Products from the Adhesives division are used in packaging applications to seal cases and cartons and to fix labels to bottles and cans. Paper applications include laminating, bag making, paper tissue, paper tube winding and box manufacturing.

Adhesives are also used in bookbinding, disposable nappies/diapers, personal sanitary products and disposable hospital supplies. National Starch’s adhesives and primers are used in the assembly of sports shoes and for assembly operations in the woodworking, construction, recreational vehicle and transportation industries. The Acheson business provides process lubricants and application systems used in metalworking and casting.

Specialty Starches
National Starch also manufactures a wide range of specialty starches, focused principally on food and industrial applications. The National Starch Food Innovation business concentrates on modifying food formulations to enhance texture, appearance and flavour delivery. Certain products provide effects which enable end-consumer products to withstand the rigours of ultra-high temperature processing, microwave cooking, freeze/thaw cycles and extended storage. The nutritional content of food can be improved by a number of National Starch’s products which add health-enhancing ingredients such as dietary fibre. National Starch helps its customers develop new food concepts to satisfy growing consumer needs for new, wholesome and nutritious food.

Specialty Polymers
The specialty polymers business develops and markets synthetic and natural polymers for diverse end-use applications including personal care, construction, industrial water treatment, fabric and home care and paper coatings.

The division is organised around three businesses; Alco Chemical, Elotex and Personal Care. Alco Chemical sells dispersants and antiscalants for water treatment and fabric and home care, as well as thickeners for paper coating. Elotex manufactures redispersible emulsion powder polymers, which improve the adhesion, strength, flow and water resistance properties of cement and mortar products. Specialty polymers for personal care provide the holding power in hair sprays and gels, and add manageability and softness to mousses, conditioners, shampoos and other styling aids. They are also used to thicken and emulsify cosmetic and beauty products and increase the functionality of sunscreens, hand and body creams and lotions.

Electronic Materials
National Starch also manufactures, markets and sells a range of electronic materials, particularly adhesives, encapsulants and specialty coatings used in the assembly of semiconductor packages and the production of electronic, automotive, medical and aerospace devices. Within the Electronic Materials division, Ablestik supplies adhesives and encapsulants used for semiconductor packaging and microelectronic assembly. Products include adhesive pastes,

14 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

printable paste and films, and underfill encapsulants. Emerson and Cuming supplies adhesives, encapsulants, and coatings used in the fabrication of electronic, electrical, and electromechanical components.

Developments in 2006
National Starch made good progress in 2006 in developing its businesses, through reorganisation, investments in innovation and improvements in efficiency and effectiveness.

National Starch reorganised its activities around four global divisions, each led by a senior management team. National Starch aims to accelerate profitable growth through closer alignment of management to global business strategies and strong product development platforms.

National Starch also made a number of investments in innovation and growth. These included an agreement with Roquette Frères, of France, to be the exclusive distributor of the NUTRIOSE soluble fibre product line in food and beverage segments in the USA and Mexico. NUTRIOSE, a water-soluble fibre ingredient, is an excellent complement to National’s ‘Hi-maize’ resistant starch insoluble fibre and fits with the company’s focus on health-orientated nutritional ingredients.

In addition, a new Customer Application and Process Simulation Centre was opened in March at the adhesives site in Kleve, Germany. The state-of-the-art facility houses more than 20 R&D and Technical Service specialists focused on adhesive technologies for the pressure sensitive, woodworking and building components markets.

National Starch also officially opened its expanded adhesives, synthetic polymers and electronic materials manufacturing facilities at its Salisbury, North Carolina, USA plant. The new facility will supply high-quality, innovative adhesives to the pressure sensitive and transdermal markets, specialty polymers to the hair care and skincare markets, and custom resins and fillers used in the manufacture of adhesives, coatings and encapsulants for electronic assembly.

ICI invested $20m in a second emulsion polymerization facility in China, underlining its strategic commitment to “aggressive growth” in the region. The plant is scheduled for completion in mid-2007 and will produce solution-acrylic adhesives for high-end tapes and labels, specialty polymers for water treatment, detergent, packaging coatings and emulsion for decorative coatings industries.

Regional and Industrial
Background
Regional and Industrial comprises several businesses which are essentially local in their scope, the most significant of which is located in Pakistan. The businesses accounted for 9% of the Group’s continuing sales in 2006. In Pakistan, ICI operates through non wholly-owned subsidiary companies, quoted on the local stock exchange.

Strategy
ICI has divested many of the Regional and Industrial businesses in recent years, and further divestments will be made if they enhance value. The strategies of most of the businesses are focused on selective areas of growth, with an emphasis on improving cost and capital effectiveness.

Brief description of activities
ICI Pakistan Limited has interests in a number of different market sectors. The more important of these are the manufacture of polyester staple fibre for the textile industry and soda ash for soaps, detergents, glass and paper. Other businesses of ICI Pakistan Limited include pharmaceuticals and specialty products.

Pakistan PTA Limited, located at Port Qasim near Karachi, manufactures pure terephthalic acid (PTA) for the fibre industry.

Developments in 2006
Following reviews of all manufacturing operations within Regional and Industrial, a series of continuous improvement programmes is being implemented. This is resulting in increases in productivity, improved raw material efficiencies and reduced energy use.

ICI Pakistan has continued to invest in maintaining a strong market position in the expanding domestic soda ash market. A 50,000 tonne expansion (current capacity is 235,000 tonnes per annum) is due to come on line early in 2007 and further investment is under evaluation.

www.ici.com	ICI Annual Report and Accounts 2006 15

Back to Contents

Business review

Business review ICI Group and its businesses continued

Discontinued businesses

In September 2006, ICI completed the divestment of Uniqema to Croda International Plc. The intended divestment of Uniqema was outlined in the 2005 Annual Report. In November 2006, ICI announced the proposed sale of Quest to Givaudan SA. The decision to divest Quest was based on the significant shareholder value that would be delivered by the sale.

Quest
Background
Quest is a manufacturer of flavours and fragrances used in a wide variety of consumer products. The business is headquartered in Naarden, The Netherlands, and is organised around two operating divisions, Flavours and Fragrances, each of which accounts for around half of Quest’s revenue.

ICI’s strategy for Quest prior to divestment
Within the ICI strategic matrix, both the Flavours and Fragrances businesses were positioned in the “grow aggressively” segment, reflecting four distinctive strengths:

Developments in 2006
During 2006, Quest invested in developing its growth platform in Asia, including an investment in a new regional technical centre in Shanghai, China, and several efficiency investments in Europe and North America.

In 2006 Quest also launched new technologies, through leveraging existing innovation platforms: ‘Qsense’ for sweet tastes, with launches like ‘Berrysense’, ‘Citrusense’ and ‘Applesense’, and for culinary tastes ‘Quisine’, with new vegetable and meat flavour ranges.

‘ImpaQ’ continued its market development after the successful launch in 2005. Quest has now sold the first collection of products that address flavour aspects of salt, sweetness and umami as well as the acidity, bitterness and fruitiness impact in food and beverages concepts. This is in line with the increasing consumer demand for low salt, low fat and low carbohydrate intake via food and beverages.

The Fragrance division continued its global creative expansion plan with the opening of its new regional Asian Creative Centre in August. Throughout the year, a selection of novel materials was launched internally.

Exploitation of the ‘Bio-Captive’ and Malodour management platform continued under the ‘Neutrozone’ trademark. Furthermore, Mood and Emotion Sensory technology has continued to be successfully exploited in customers’ brands.

Fine Fragrances had a good year with launches including Dolce&Gabbana’s The One, Elizabeth Arden’s Hilary Duff, Lacoste’s Inspiration, Donna Karan and Hugo Boss.
Uniqema
Background
ICI announced in 2005 that it was evaluating its options in respect of Uniqema, with a view to divesting the business, subject to a deal realising value for shareholders. On 1 September 2006 ICI completed the sale of the Uniqema business to Croda International Plc.

Uniqema is a leading manufacturer of surfactants, oleochemicals and related derivatives with major operations in North America and Europe.

The performance of Uniqema in 2006 is covered in the financial review.

•	quality of its customer relationships and consumer understanding;

•	creative skills of its perfumers and flavourists;

•	technological advances resulting from R&D; and

•	customer service and support provided by its marketing and application groups as well as its global network of servicing units.

Quest believes these strengths enable the business to assist customers in making their brands and products successful. During 2006, while a continuing business within the Group, Quest’s strategy was to continue to build on these strengths while:

•	focusing on growth with key customers in the markets it chooses to prioritise;

•	investing in consumer understanding and creativity;

•	creating and making best use of an effective and efficient innovation process; and

•	ensuring excellence in service and costs by focusing on appropriate parts of the value chain and by continuous process improvement.

Brief description of activities
Quest’s innovative flavour and fragrance products consist of compounds of blended ingredients created by expert flavourists, perfumers and scientists. Certain compounds contain molecules which have been created by Quest’s chemists and which add distinctive characteristics to its products. Quest also has a strong position in nature-identical flavours for sweet and culinary applications. In addition, Quest manufactures and sells a range of fragrance ingredients that are the scented building blocks of fragrance formulae. They can also contribute additional technical characteristics to the finished compound such as deodorisation or insect repellence.

The Flavours division is organised around several key markets and global customer accounts. The principal markets are sweet and savoury foods and beverages.

Similarly, the Fragrance division is organised around product applications and key accounts. The principal markets are fine fragrance, personal care, home care products and oral care.

16 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Research and development
The Technology Leadership Team, comprising the senior business R&D managers and leaders of key ICI Technology areas, and led by the Senior Vice President of Technology, is responsible for the development of the Group’s technology strategy and its implementation by the R&D staff employed by the Group’s businesses. In 2006, expenditure on R&D in the continuing businesses, excluding Technical Service, amounted to £88m (2005 £82m). This expenditure represented 1.8% of sales in 2006 (2005 1.8%).

Each of the Group’s businesses is responsible for driving innovation to meet the needs of its customers and markets. The business innovation teams are complemented by a central applied research resource that aims to provide world-class capabilities that are common to all the businesses. The Group’s distributed technology network draws on the expertise across ICI, allowing new products and processes to be developed and exploited by individual businesses more rapidly, and stimulating new options from the combination of the technical capabilities of the Group’s different businesses.

The Group’s prime science and technology areas of materials science, molecular science and measurement and modelling have been established to support its goals for sustainable product development for selected growth markets and to establish its position as a leader in formulation science.

Since 2003, the Group has had a Science Advisory Board which includes leading external scientists who work with ICI’s senior research executive. The board’s remit is to help challenge and develop the Group’s expertise across the breadth of rapidly changing science and technology needed in its businesses. The Science Advisory Board has been closely involved in developing strategy in key capability areas such as colloids and complex fluids, novel polymer design, delivery systems, and filler/resin systems. The Science Advisory Board also contributes to the choice of external partners.

Materials science underpins much of the Group’s product development. From such research has come the rapidly growing ‘EASY-PAC’ range of cool adhesive products, where exceptional packaging bonding ability is reached at lower operating temperatures, giving increased productivity for key customers. Fundamental research on the material physics of filled polymer systems underpins the growth of the Electronic Materials business of National Starch, providing systems which have exceptional robustness and conducting properties.

Molecular sciences underpin several of the Group’s product development activities. This has lead to the development of new latex technologies – soft acrylic mini-emulsions, which allow formulation of premium performance water-based gloss and trim paints. For the National Starch food ingredients business, research has led to novel starch-based systems which allow for fat uptake during cooking and frying.

These prime technology areas are underpinned by strong capabilities in measurement science and in modelling, both critical elements of ICI’s strong formulation science base. Efficient formulation is a multi-functional business process, and ICI is making investment in designing and implementing a world-class process and enabling tools to support knowledge transfer across ICI’s businesses.

With the steady growth of ICI’s business in China, the provision of technical capabilities in that region is of increasing importance. Product development laboratories have been established for Paints and the divisions of National Starch. In addition, in 2006 we committed to the creation of an ICI research laboratory in Shanghai to work as part of our central applied research network. Ground was broken in the autumn of 2006, recruitment is progressing well and the laboratory is expected to be fully operational by the end of 2007.

Sustainability and SSHE
ICI operates according to the “triple bottom line” of sustainability: economic, social and environmental. A Group Sustainability Policy was adopted in 2002, and the sustainability strategy is an integral part of the Group’s business strategy, setting out specific indicators of progress across key activities in all three areas. Since 1990, ICI has set out five-year “Challenge programmes” with objectives to deliver continuous improvement in these activities. Results for each objective are reported in full every year on ICI’s corporate website (www.ici.com/sustainability).

An Executive Director is responsible at ICI Board level for ICI’s sustainability activities. A sustainability board was established in 2004. It is made up of senior and middle managers from across the Group who oversee the Group’s sustainability programmes and is chaired by the Group Vice President, Sustainability.

The Group has an internal recognition programme for sustainability excellence. ICI’s Chief Executive gives an award each year to the top performing team or site in five categories: Safety, Health, Environment, Product Stewardship and Community Involvement. ICI’s Chairman chooses one of these winners to receive ICI’s top sustainability award each year.

Regulation, safety, security, health and the environment
ICI’s businesses are subject to the normal regulatory framework applicable to a specialty products and paints company, notably various health, safety and environmental rules both at national and local levels in each of the jurisdictions in which it operates. The scope of these laws varies across the different businesses and jurisdictions. The various manufacturing processes require consents and licences, including relevant emission permits. The Group requires full compliance by its businesses with all relevant Safety, Security, Health and Environment (SSHE) laws and regulations wherever it operates.

ICI’s businesses also voluntarily conform to many international and national codes of best practice.

ICI attaches great importance to safety and health, to reducing any adverse environmental impact of its activities year-on-year and to developing products and services with improved environmental features.

The main process by which the Group manages SSHE issues and seeks to meet its objectives is the Responsible Care Management System (RCMS). This sets out standards along with guidelines, training, auditing and procedures for reviewing and reporting performance, all of which are essential to continuous improvement.

www.ici.com	ICI Annual Report and Accounts 2006 17

Back to Contents

Business review

Business review ICI Group and its businesses continued

The system covers operations on site as well as security, product stewardship and community relations. Lloyd’s Register Quality Assurance Limited provides independent verification that RCMS complies with the American Chemistry Council’s new Responsible Care Management System (2004) and Security Code of Management Practices (2002) as well as the UK Responsible Care Codes, the certifiable international standards for environmental and occupational health and safety management systems, ISO 14001 and OHSAS18001, and the ICC (International Chamber of Commerce) Business Charter for Sustainable Development. Our main sites in North America are also gaining certification to the American Chemistry Council’s Responsible Care Management System requirements.

ICI works to manage and minimise the risks associated with the soil and groundwater on its sites and has procedures to enable the ranking of priorities for management attention. ICI is engaged in research aimed at developing and implementing more cost effective environmental remediation technologies, some of which is being undertaken in collaboration with other companies and academic institutes.

The raw materials which the Group’s businesses use and the products that they produce are subject to demanding regulations concerning product safety in all parts of the world. These regulations, which also cover product testing and risk assessment requirements, are subject to review and revision, as is currently happening in Europe with the REACH (Registration, Evaluation and Authorisation of Chemicals) regulations. Following a detailed assessment process, the Group is now implementing plans to ensure compliance when the new European Union regulations come into force.

In addition, there is constant pressure from legislators, customers and the general public to reduce the environmental and health impacts of products throughout their life cycle. To meet these requirements, ICI has a “product stewardship” programme in place within each business. This voluntary programme embraces, through robust business practices, product regulatory requirements, societal pressures, reducing the risk of harm to people and the environment, and the provision of relevant information to enable correct use and disposal of products.

Anticipating external pressures and concerns and providing speedy, innovative solutions with lower environmental and societal impact is becoming a key aspect of sustaining competitive advantage. ICI recognises these pressures and is responding with the introduction of new processes, products and services that improve the efficiency of use of raw materials and utilities and reduce adverse effects.

Processes are in place for regular reviews of environmental liabilities, and provisions held at 31 December 2006 were in accordance with the accounting policy described in the Group accounts on page 61.

ICI believes that, within the existing legislative framework and taking account of the provisions already established, the cost of addressing currently identified environmental obligations (as ICI currently views these obligations) is unlikely to have a material adverse effect on its financial position or results of operations.

During 2006, there were eight instances of breaches of environmental or product regulations which resulted in prosecutions or fines totalling £10k. Each was investigated and appropriate action taken.

Sustainability developments in 2006
ICI has completed the first year of Sustainability Challenge 2010, the most recent five-year Challenge programme, which includes improvement goals for social, environmental and ethical issues. The objectives were defined in collaboration with representatives of all ICI’s businesses and functions, as well as with external stakeholders. Performance against the objectives will be reviewed with external stakeholders as the Challenge period progresses. Overall, the ICI Board is pleased with the progress made and the Company has made improvements against most of the new objectives. Detailed results are being verified by Enviros Consulting Ltd and the performance results and verification statement will be available on ICI’s corporate website (www.ici.com/sustainability). A printed summary will also be available.

Social elements of sustainability encompass employee health, safety and staff development as well as engagement with the communities in which ICI operates worldwide.

ICI and safety
The Company regrets that in 2006 two contractors died while carrying out work for ICI. These are the first fatalities involving operations, rather than motor vehicle incidents, since 2000. In the first case, a maintenance contractor in Argentina was asphyxiated when he made an unauthorised entry into a silo containing nitrogen, used as a “fluidizing” agent. In the second a contractor’s worker went on to the roof of a product distribution centre in Indonesia, without authorisation, and was fatally injured when he fell 4.5 metres onto the concrete floor. Both incidents were clear breaches of existing Company procedures. Full details of the investigations, root causes and improvement actions have been communicated across the businesses, requiring each site to take action to ensure that such events cannot happen again.

ICI has achieved an 89% reduction in employee work-related injury and illness rates since 1990. The Sustainability Challenge 2010 milestone is a Total Reportable Case Rate of 0.56 by 2010 – a 40% improvement on the 2005 performance. In 2006 we achieved 0.79 which is a 10% improvement on 2005. Manual handling issues remain a focus area for improvement. Overall Group performance remains amongst the industry leaders, and there are some ICI sites in all regions which have reached or exceeded the milestone of 10 years without a lost-time injury.

ICI and its people
ICI continues to develop people capability requirements to meet its strategic objectives. During 2006, the focus on China included the China Academy, a programme of training and experience for general management recruits, and recruitment of scientists for the new China Technical Centre in Shanghai. Other focus areas include sales and marketing.

ICI continues to monitor the gender, ethnicity and nationality diversity of its management population. The data indicates that the 2006 management group of about 1,580 included 16% women. Of the 680 located in North America there was a 10% ethnic minority; of the 900 located outside North America there was a 53% minority nationality (defined as those born outside UK, USA or the Netherlands where our businesses are headquartered). Since 2002, the minority nationality has improved from 48%; the gender and ethnic diversity measures have remained fairly constant.

18 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

ICI and its communities
ICI’s Responsible Care Management System standards require each site to engage with its local community. At a minimum, this involves regular communication with community leaders to ensure that any concerns about sites’ impact on their neighbourhoods are addressed. Employees at many sites also volunteer time and funds, and sites provide facilities and funds, for community initiatives. Since 2003, ICI has quantified the extent of the Group’s community involvement each year. Cash donations to community/humanitarian causes, both local and international, totalled £2.01m (2005 £3.07m) of which £1.71m (2005 £2.44m) was from the Company and the balance from employees’ fundraising activities. Donations in kind, mainly product, totalled £0.26m (2005 £0.14m) . Employee volunteer time on Company-supported projects totalled about 17,300 hours (2005 25,100 hours) of which more than 10,700 were on Company time. The total equivalent value of donations and time was £2.53m (2005 £3.52m), more than 172,500 equivalent hours – or about 0.8 working days per employee.

Examples of activity and recognition include:

•	ICI Argentina – Wine Specialty Chemicals won the 2006 ICI Chief Executive Community Involvement Award for using the ICI operation as a resource to teach local children about natural sciences, chemistry and environmental care. The Palmira site operates an integrated energy generation and effluent treatment system. Liquid effluent is used to irrigate a eucalyptus forest which in turn provides some of the fuel for the steam-raising boiler. The solid waste is used as a soil improver for the local grape and soft fruit growing industries. Waste from wine making returns as a Palmira raw material, and the waste fruit pits are burned in the Palmira plant boiler. The children research practical examples of recycling, ecology and biodiversity to supplement their school syllabus;

•	National Starch’s North Kansas City plant in the USA has a number of partnerships to strengthen science teaching in local schools. They work with local industry to run specialist hands-on workshops for local science teachers, provide experimental equipment for students to study genetics, and provide practical support to students in their study;

•	ICI Paints’ Maua site in Brazil is working with an environmental non-governmental organisation (NGO), SOS Mata Atlântica, and Sao Paulo University to carry out a ground breaking project to re-establish the forest surrounding the site as native Atlantic Forest; and

•	ICI Pakistan was awarded the first Corporate Social Responsibility National Excellence Award by Help International Welfare Trust.

ICI and the environment
ICI continues to set improvement objectives and report against a range of environmental parameters. Sustainability Challenge 2010 includes objectives to reduce the impact of our operations on land, air and water. Changes are measured from the new baseline year 2005 and both baseline levels and results are adjusted for portfolio changes. In 2006 we achieved: 3% energy reduction per tonne of production (2010 target 5% reduction from 2005), 2% reduction in greenhouse gas emissions per tonne (2010 target 5%) but a 1% increase in water use per tonne (2010 target 10%). We have also reduced air emissions of hazardous substances (by 27%) and acid gases (by 8%) per tonne of production.

Since 1990 ICI has reported reductions in energy use per tonne of production in excess of 43%, and again in 2007 there is a specific focus to improve the overall energy efficiency of our operations, with cross business activity to achieve improvements. The latest have been achieved through efficiency improvements, asset rationalisation and redesigned production processes. Many of these indicators remain important not only for environmental performance but also for business sustainability as energy price rises, global warming issues and regional water scarcity become more prevalent.

ICI’s supply chain
Product stewardship and supply chain improvements are an integral part of Sustainability Challenge 2010. In 2006 a revised annual product stewardship assessment was carried out by all business units, in order to monitor progress and target areas for further improvements. Quest made good progress in piloting a supplier assessment process which includes social and labour practices issues as well as product stewardship and health, safety and environmental issues. During the year, it came to light that one of our small volume suppliers in Brazil was employing child labour, although they denied this. Following investigation we ceased trading with them and have worked with local NGOs to strengthen our assessment and engagement processes.

ICI’s corporate governance
Good corporate governance is integral to sustainable practice, and ICI’s corporate governance practices are reported on pages 38 to 43. ICI’s Code of Conduct was updated in 2006. In addition, an updated Group Antitrust Compliance Policy was adopted in 2006 and existing antitrust training programmes have been strengthened to support the objectives of this Policy. ICI’s whistleblowing system, “Speak Up”, continues to operate worldwide. The system encourages open reporting and ensures anonymity for callers should they so wish. ICI investigates the issue reported in each call (96 in 2006) and monitors the call rate in each business and region to identify trends.

Employee and employment principles
As at 31 December 2006, ICI employed 29,130 people in more than 50 countries.

An analysis of employee numbers by business and geographical area may be found in note 5 relating to the Group accounts. ICI has a mixture of unionised and non-unionised operations around the world. ICI considers its relations with its employees to be generally good.

ICI employment principles
ICI manages its global organisations through its businesses, each of which is responsible for determining its own employees’ terms and conditions and employment policies within the framework of the following Employment Principles agreed by the ICI Executive Management Team.

These Employment Principles are fully consistent with the commitments given in both the ICI Sustainability Report and the ICI Code of Conduct.

www.ici.com	ICI Annual Report and Accounts 2006 19

Back to Contents

Business review

Business review ICI Group and its businesses continued

Health and safety of employees
The health and safety of employees is a core value of ICI. Our policy is to ensure that all activities are conducted safely and that the health of our employees is protected. ICI sets demanding targets and monitors progress to ensure continuous progress in this area. We require every employee, and those who work on our behalf, to exercise personal responsibility in preventing harm to themselves and others. We communicate openly with our employees about our health and safety activities and performance, and provide them with training to drive continuous improvement.

Development of people
ICI is committed to providing support to help release the full potential of all its employees, whilst recognising that the ultimate responsibility for personal development must rest with the individual. The Company seeks to help every individual understand the personal strengths they can leverage whilst providing the support they need to grow and develop further, in line with the needs of the business.

Diversity
Our ability to become a high-performing organisation depends on our inclusion of people who come from diverse backgrounds and who think in different ways about creating value for our customers and stakeholders. The individuality and creativity that every person brings to the work place is welcomed and appreciated and it is our policy that everyone should be treated in a fair, open and honest manner.

ICI will provide equal opportunities for all employees, irrespective of their race, colour, creed, religion, gender, ancestry, citizenship, sexual preference, marital status, national origin, age, pregnancy, or any other reason prohibited by the laws of the individual countries in which it operates. This will apply with respect to recruitment, promotion, compensation, transfer, retention, training, benefits, and other employment actions.

Respect for the individual
It is the right of all people to be treated with dignity and respect. ICI is committed to providing and fostering a working environment that is free from harassment, discrimination, victimisation or bullying, and where all employees are treated with dignity and respect. Verbal or physical conduct that unreasonably interferes with another individual’s work performance, creates an intimidating, hostile, or offensive working environment, or adversely affects opportunities, will not be tolerated. Allegations of bullying or harassment will be taken seriously at all levels and will be dealt with in a sensitive manner.

Work/life balance
ICI aims to create a more productive and efficient workforce that will meet business requirements while supporting employees in successfully managing their personal and family commitments.

We aim to exploit the opportunities offered by new technologies to improve our ability to accommodate more flexible patterns of working, where the nature of the work makes this possible.

Our success in achieving this relies on the co-operation and shared responsibility of the Company and its employees, who are partners in the process of managing the balance of work/life issues.

Organisational change
Change is an important and inevitable feature of the world in which we live, and responding positively to change is vital to our success and growth as an organisation and as individuals. From time to time, this will also include changes to the structure of our businesses.

ICI’s commitment is to:

•	ensure that employees are kept informed about the issues and challenges facing the business;

•	be sensitive to the implications of change from the perspective of our employees; and

•	be understanding and supportive of their needs and to seek to mitigate the effects of necessary business restructuring.

Communication and consultation
The Company is committed to effective consultation. It believes that knowledgeable and well-informed employees are critical to its success and that there should be clear channels of communication and opportunities for dialogue on issues which affect employees’ working lives.

The principal aims of communication and consultation are to:

•	improve employees’ understanding of the business and its goals;

•	increase mutual trust and commitment;

•	highlight any concerns which might have an adverse impact on the business; and

•	allow people to contribute their opinion and experience.

Performance and reward
Pay structures for employees at all levels should be designed to reinforce the link between performance and reward. Employees will, wherever possible, be set performance objectives which support the achievement of overall team and business goals, and their individual reward will reflect their performance against these objectives.

Reward will also recognise the prevailing business climate and the circumstances of the relevant local labour market.

ICI disability discrimination policy
The working environment of a disabled person may often contain barriers that affect equal integration and participation within the workplace. These barriers may take the form of unadapted equipment, physical access, or discriminatory attitudes and behaviour. By attempting to create an accessible and non-discriminatory working environment, the Company seeks to assist disabled people to achieve equality alongside their colleagues, and to make a full and positive contribution.

Unfair discrimination of any disabled worker or visitor is unacceptable and will not be tolerated by ICI. Allegations of disability discrimination will be taken seriously at all levels and will be dealt with in a confidential manner. Appropriate disciplinary action, including summary dismissal for serious offences, may be taken against any employee who discriminates unfairly against a disabled person.

In order to ensure that people with disabilities in ICI obtain equality of opportunity alongside others, and that they are actively encouraged to contribute and realise their potential, ICI is undertaking the commitments set out by the UK Employment Service to become a Disability Symbol (the “Symbol”) user and is subscribing to the initiative “Positive About Disabled People”, a nationally-recognised framework for developing good practice in relation to disabled people. As a Company, ICI is committed to improving work and career opportunities for all its employees, and the Symbol supports this for both current and future employees, some of whom may have a disability.

20 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

ICI’s commitments to disabled people include: a guaranteed job interview for applicants with a disability who meet the minimum criteria for a vacancy; regular consultation on what can be done to ensure that they can develop and use their abilities at work; wherever possible retaining employees if they become disabled; improving employee knowledge, awareness and understanding of disability to make our commitments work; and measuring the Group’s achievements against these commitments, planning ways of improving our performance and communicating future initiatives to employees.

Retirement benefits
The Group’s policy objective since 2000 has been to provide retirement benefits for its new employees on a defined contribution basis. 75% of ICI’s employee population works in countries which have now switched to defined contribution provision for new employees. In addition, a further 14% of employees work in countries where the main retirement benefit provision is via state and other mandatory arrangements. ICI also has significant defined benefit retirement liabilities for its existing employees, principally in closed pension schemes. In addition, post-retirement healthcare benefits are provided, principally to employees within the US businesses, and from 2006 these are now on a defined contribution basis for new employees.

The main defined benefit schemes are in the UK (the ICI UK Pension Fund and ICI UK Specialty Chemicals Pension Fund), the USA, the Netherlands, Germany, Belgium and Canada. With the exception of the retirement benefit schemes in Germany and the post-retirement healthcare plans, all the tax-approved schemes are funded. The funds are generally administered by fund trustees or fiduciaries under trust deeds and legislation appropriate to the relevant jurisdictions. The ICI UK Pension Fund is by far the largest scheme and makes up 81% of the total Group’s defined benefit pension and other post-retirement plan obligations; in addition to 827 employee members, this fund has 57,618 retired pensioner members and 13,835 deferred pension members.

Investment and liability decisions for the funded defined benefit schemes are based on underlying actuarial and economic circumstances with the objective of ensuring that the schemes have sufficient assets to meet liabilities as they fall due. Investment strategy is generally to ensure an appropriate balance between risk and reward having regard to the maturity of the fund. For example, the ICI UK Pension Fund has 84% invested in bonds and 16% in equities and other return-seeking assets. This mix of investments takes account of the proportion of liabilities relating to pensioner members.

The funds are valued regularly, with assistance from independent actuaries, for funding purposes and are valued at least annually for accounting purposes. Given the size of the pension liabilities, changes in their value or in the value of the assets in the funds due to fluctuations in investment conditions can result in significant volatility in funding levels and can have a material impact on the Group. A funding valuation of the ICI UK Pension Fund was completed in 2005 and identified a deficit of £657m at 31 March 2005. Subsequently, the Company agreed to make “top-up” payments to the ICI UK Pension Fund over nine years, comprising annual payments of £122m for four years starting in 2006 and payments of £62m for the following five years.

The sale of Uniqema in September 2006 has resulted in a requirement, under section 75 of the Pensions Act 2004, for the Company to make additional contributions towards funding the deficits in the ICI UK Specialty Chemicals Pension Fund and the ICI UK Pension Fund of £48m that have been paid during the first quarter of 2007. Following the disposal of the Quest business, the Company expects to make contributions to the ICI UK Specialty Chemicals Pension Fund and the ICI UK Pension Fund of approximately £203m.

The total present value of the liabilities of the Group’s post-retirement benefit schemes, measured in accordance with IFRS, was £9,348m at 31 December 2006. The fair value of scheme assets at the same date was £8,043m resulting in an overall net liability in respect of pensions and post-retirement healthcare liabilities of £1,305m. This comprises £697m in respect of the ICI UK Pension Fund, £287m in respect of other funded pension schemes and £321m in respect of unfunded pension schemes and post-retirement healthcare benefits.

For accounting purposes, the Group has adopted the option in accounting standard IAS 19 Employee Benefits to recognise in full each year any actuarial gains and losses in the Statement of Group recognised income and expense on page 66. The net recognised deficit at the balance sheet date is based on the assets valued at market rates on the balance sheet date, and liabilities valued using discount rates also determined from market rates. This net deficit is thus subject to considerable volatility based on changes in market conditions. The detailed assumptions are disclosed in note 26 relating to the Group accounts. In the income statement the Group has chosen to present the net finance expense separately from current and past service costs which are included within operating costs.

Legacy issues
Group legacy issues relate principally to those businesses divested following ICI’s acquisition of Unilever’s Speciality Chemicals businesses in 1997. Their management involves a range of activities concerned with handling the consequences of such divestments and managing ICI’s interests where the Group has retained certain obligations.

Most legacy issues relating directly to these divestments have been dealt with. However, new issues may arise from time to time. In addition, some agreements relating to divested businesses have not yet been novated, although the new business owners fulfil ICI’s obligations under those agreements. Over the past few years the scale of the net contingent liabilities in this area has reduced significantly.

Current activities include managing residual land and property which was not sold with the businesses and most are subject to remediation programmes with the expectation that many of these will be sold in due course.

The Group has made provision for such matters as set out in more detail in note 25 relating to the Group accounts. More details of contingent liabilities can be found in note 33 relating to the Group accounts.

www.ici.com	ICI Annual Report and Accounts 2006 21

Back to Contents

Business review

Business review ICI Group and its businesses continued

Other Group information
(Comments relate to continuing businesses only)

Markets and distribution
ICI sells its products through an extensive network of subsidiaries, associates and distributors.

Specialty products manufactured by National Starch are sold mainly by direct sales forces and distributors. Customers are primarily other manufacturers in a range of markets from consumer-orientated manufacturers of branded goods in the food, perfume and personal care sectors to those involved in lubricants, papermaking and other chemicals.

Paints are sold through a range of distribution channels. Branded architectural paints are sold through a combination of independent trade and retail outlets, as well as the Group’s own trade stores, particularly in North America and the UK. Can coatings are sold to packaging manufacturers but supplied directly to beverage and food manufacturers in Europe, the Americas and Asia, where they are used in the production process.

The Group’s Regional and Industrial businesses sell into a wide range of industries including consumer products, electronics, engineering, extractive industries, food and beverages, pharmaceuticals and textiles. These products are either marketed directly or through independent merchants, wholesalers and distributors who resell to consumers. Commodity products are sold through a direct sales force or through distributors, primarily to other operators in the chemical industry.

Competition
Owing to the breadth and variety of the products and end markets served, the Group encounters a wide range of competitors, from multinational companies to many small local and independent firms.

National Starch does not compete with any one competitor in all of its markets. However, multinational competitors in specific markets include H. B. Fuller, Rohm and Haas, Henkel, Air Products and Chemicals and A. E. Staley.

ICI Paints’ principal competitors have regional strengths in decorative coatings and include Sherwin-Williams (North America), BASF (Latin America), Akzo Nobel (Europe) and Nippon Paint (Asia).

Seasonality and cyclicality
Due to the diversity of their product portfolios and broad international coverage, seasonality within National Starch and the Regional and Industrial businesses is not significant. ICI Paints, however, is affected, with trading patterns influenced by prevailing weather conditions. With the geographic profile of ICI Paints, this typically results in higher levels of activity in the second and third quarters of the year.

In addition, over longer periods of time, markets for decorative paint can exhibit some economic cyclicality, typically driven by levels of investment in domestic and commercial property, although generally moving in line with GDP. Such cyclicality can have an adverse impact on the performance of the related decorative paints business.

Sources and availability of raw materials
The raw materials used by ICI’s businesses are from a variety of sources, principally comprising petrochemical-based raw materials, renewable resources and a range of other materials. A brief description of the raw materials and respective sources is provided for each business below. ICI has established a core capability in procurement, embedded within its businesses but managed across the Group by a Procurement Board. ICI believes that the cost savings generated by improving its procurement capabilities have been significant but there remains scope for significant further improvement.

The prices of raw materials are subject to normal conditions of supply and demand. However, the prices of some raw materials are volatile and are affected by cyclical movements in commodity prices and the availability of such materials.

The primary raw materials used by National Starch are petrochemical-based or are derived from corn and tapioca. A wide range of suppliers is used, and materials are generally available in most geographic markets. Specialty hybrid corns (high amylase and waxy seeds) are planted under contract for National Starch to help ensure supply of these special strains. Many of National Starch’s products, especially in the electronic materials business, contain one or more proprietary raw materials, developed and manufactured in-house. These materials are not available to National Starch’s competitors, therefore providing a unique position in a number of markets.

Key raw materials for ICI Paints include resins, solvents and pigments supplied by major chemical companies. Materials are typically available worldwide, and ICI Paints believes its strong global footprint provides commercial advantages in securing the supply of essential materials.

The key raw materials for the Regional and Industrial businesses are internationally traded commodity chemicals such as paraxylene, monoethylene glycol, acetic acid, caustic soda and sulphur.

Intellectual property
ICI has many patents and patent applications which help to protect its technology and numerous trademark registrations which help to protect its brands. In addition, ICI derives substantial competitive advantage from proprietary business knowledge relating to formulae, products, processes and technical know-how.

ICI uses appropriate terms of employment and management processes to identify and protect its intellectual property. As necessary, it enters into confidentiality agreements with customers, suppliers and other third parties to protect the confidentiality of its proprietary, technical and business information.

22 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Business review financial review
ICI continued to make good financial progress in 2006 despite some difficult trading conditions for Paints in North America. Paints and
National Starch both grew sales and trading profits, working capital efficiency improved and cash flow before acquisitions and divestments was again positive. Net debt improved by £434m, the post-retirement benefit deficit reduced by £383m and our adjusted tax rate fell to
17%. As a result, adjusted earnings per share rose by 17%.

Group operating performance
The following review refers to the performance of the continuing Group. In the review, references to “as reported” performance include the effects of currency translation, acquisitions and divestments. References to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance and between operating profit and trading profit can be found on page 28. A more detailed explanation of “comparable” performance appears on page 156. ICI’s reporting segments are defined on page 157.

Revenue
Sales for the continuing Group as reported were £4,845m, 5% ahead of 2005 (2005 £4,601m), comprising approximately 3% volume growth and increased selling prices in response to higher raw material costs. Excluding the effects of foreign currency translation and acquisitions and divestments (-1%), sales were 6% ahead of 2005 on a comparable basis.

Comparable sales growth for Paints was 5% and for National Starch 8%, whilst sales for Regional and Industrial were 5% ahead on a comparable basis. Regionally, Asia grew 10%, Latin America 8%, Europe 5% on a comparable basis and North America 4% despite difficult trading conditions for the decorative Paints business in the region.

Trading/Operating profit
Raw material costs continued to rise through 2006 particularly due to the impact of higher prices for oil and precious metals and whilst overall the monetary impact was offset by higher selling prices, gross margin percentages were lower. Costs below gross margin increased due in part to additional promotional spend and also in support of activities in key strategic growth areas. Continuing Group trading profit as reported for the year was £502m, 5% ahead of 2005 (2005 £479m). The effects of foreign currency translation and acquisitions and divestments were negligible and trading profit was also 5% ahead of 2005 on a comparable basis.

After a special items charge of £71m, discussed further below, Group operating profit was £431m (2005 £484m).

Trading profit for both Paints and National Starch was ahead of last year, by 2% and 13% respectively, whilst the trading profit for Regional and Industrial was 26% lower on a comparable basis.

Associates
The Group’s share of profits from associates for the year was £2m (2005 £3m profit).

Net finance expense
Net finance expense before special items of £97m for the year was £8m lower than last year (2005 £105m), with net interest costs slightly lower at £79m (2005 £75m) partly as a result of lower levels of debt. Post-retirement benefit finance costs of £18m were lower (2005 £30m) due primarily to favourable movements in return on asset and discount rates but also to the impact of additional top-up payments made into the pension funds.

Profit before tax
Adjusted profit before tax for the continuing Group was £407m, 8% ahead of 2005 (2005 £377m). After special items, continuing Group profit before tax was £355m, 11% below last year (2005 £397m).

Taxation
The adjusted tax rate for the continuing Group for the year was 17% compared with 21% in 2005. This primarily reflected a reduction in tax provisions following the settlement of various outstanding matters with tax authorities. Consequently, taxation on adjusted profit before tax for the continuing Group was £70m for the year, £7m below last year. The adjusted tax rate is calculated as taxation on continuing operations (excluding tax on special items) divided by adjusted profit before tax. Including tax on special items, taxation was £56m (2005 £68m). The tax rate of 17% is ICI’s best estimate of the Group adjusted tax rate for the next three years, whilst noting that the volatility of the tax charge is likely to increase.

Special items
After taxation, special items for continuing operations amounted to a loss of £38m (2005 gain of £29m). Special items in continuing operating profit were a charge of £71m primarily related to the transformation programme announced in the second quarter of the year, partially offset by a gain of £9m on the sale of fixed assets.

Foreign exchange gains on debt previously hedging goodwill written off to reserves were £15m (2005 £2m).

Special items in operating profit for discontinued operations of £72m included a provision in respect of a fine of €91.4m imposed by the European Commission during the year in relation to alleged

Alan Brown Chief Financial Officer

www.ici.com	ICI Annual Report and Accounts 2006 23

Back to Contents

Business review

Business review financial review continued

cartel activity in the European methacrylates market during a period from 1997 to 2002. The fine related to ICI’s period of ownership of ICI Acrylics, which ended in 1999 when the business was sold. ICI provided for the fine but has filed an appeal before the European Court of First Instance.

Profit on the sale of discontinued operations of £32m primarily reflected the £48m gain on the sale of Uniqema, partly offset by charges for previously divested activities.

Net profit
Adjusted net profit attributable to equity holders of the parent was £375m, compared with £321m in 2005. Net profit after special items was £329m compared with £420m last year.

Earnings per share
Adjusted earnings per share for the year were 31.6p, compared with 27.1p for 2005, a 17% increase. Earnings per share after special items were 24.9p, compared with 32.9p for 2005.

Dividend and dividend policy
The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

ICI’s continued intent is to grow dividends at about the same rate as the growth in net profit before special items attributable to equity holders of the parent. Consequently, the Board has declared a second interim dividend per £1 Ordinary Share of 4.75p (2005 3.95p), to bring the total dividend declared for 2006 to 8.90p (2005 7.70p).

Cash flow – management basis
The following analysis of cash flow, which relates to the table alongside, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are top-up payments to ICI’s pension funds, net finance payments, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of property, plant and equipment, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating activities
Net cash from operating activities for the year was an inflow of £191m compared with £359m last year. The reduced cash inflow was due to higher post-retirement benefit payments particularly due to a higher annual top-up payment of £122m to the ICI UK Pension Fund compared with £62m last year, together with higher cash outflows on restructuring. Movement in working capital was a small cash outflow for the year but overall working capital efficiency measured as average working capital as a percentage of sales once again improved. Earnings before interest, tax, depreciation and amortisation (“EBITDA”) was ahead of last year.

Investing activities
Net cash from investing activities was an inflow of £110m for the year compared with an outflow of £112m last year. Net proceeds of £324m were received relating primarily to the divestment of Uniqema compared with net proceeds from divestments of £108m in 2005, mainly from the sale of the Vinamul Polymers business. Further cash flows relating to the sale of Uniqema are expected to be settled in 2007. The net proceeds offset capital expenditure of £150m and payments in respect of disposals prior to 2004 of £41m, compared with £159m and £47m respectively last year.

Cash flow before acquisitions and divestments
Cash flow before acquisitions and divestments was an inflow of £26m compared with an inflow of £170m in 2005, the movement mainly reflecting higher restructuring costs and pension top-up payments.

Management summary of Group cash flow
		2005
	2006	(as restated)
	£m	£m

Operating activities

Adjusted net profit	399	352

Net finance expense	99	112

Depreciation and amortisation	150	169

Taxation	83	92

Earnings before interest, tax, depreciation and amortisation (EBITDA)	731	725

Post-retirement benefit charges	46	41

Taxation on associates	1	1

Movement in working capital	(5)	60

Outflows from special items	(68)	(53)

Post-retirement benefit payments[1]	(238)	(153)

Other items	1	(3)

Cash generated from operating activities	468	618

Net finance payments	(76)	(70)

Tax paid excluding tax on disposal of businesses	(84)	(83)

Dividends paid	(117)	(106)

Net cash inflow from operating activities[2]	191	359

including net cash inflow from discontinued
operating activities	29	57

Purchase of property, plant and equipment and intangibles	(150)	(159)

Sale of property, plant and equipment	26	17

Acquisitions	(31)	(23)

Net proceeds from disposal of businesses	324	108

Payments in respect of disposals prior to 2004	(41)	(47)

Tax paid in relation to disposals	(1)	(2)

Movement in current asset investments	(17)	(6)

Net cash inflow (outflow) from investing activities[3]	110	(112)

including net cash inflow (outflow) from
discontinued investing activities	243	(92)

Cash inflow before financing activities	301	247

Cash flow before acquisitions and divestments[4]	26	170

Reconciliation of movement in net debt

Opening net debt	(763)	(1,006)

Net cash inflow from operating activities	191	359

Net cash inflow (outflow) used in investing activities	110	(112)

Cash inflow before financing activities	301	247

ESOP share purchase/receipts from options exercised	(6)	–

Non-cash movement	139	(4)

Total movement in net debt	434	243

Closing net debt	(329)	(763)

1	Defined benefit payments only and excludes amounts paid against restructuring provisions.
2	Including net cash inflow from discontinued operating activities.
3	Including net cash inflow (outflow) from discontinued investing activities.
4	Cash flow before acquisitions and divestments is as follows:
	2006	2005
	£m	£m

Cash flow before financing activities (included in the table above )	301	247

Acquisitions	31	23

Disposals	(324)	(108)

Tax paid in relation to disposals	1	2

Movement in current asset investments	17	6

Cash flow before acquisitions and divestments	26	170

24 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Net debt
Cash inflow before financing for the year was £301m, compared with £247m in 2005. Consequently, with a favourable non-cash movement of £139m mainly due to exchange movements on the Group’s US dollar-denominated debt and a £6m outflow from ESOP options exercised, net debt at the year end was £329m, £434m lower than at the beginning of the year.

Financing activities
Further to the cash inflow from operating activities, and the cash inflow from investing activities, the cash flow from financing activities was an outflow of £212m (2005 outflow of £218m) principally comprising repayments of long-term loans of £146m (2005 £137m) and an outflow in respect of non-operating derivatives of £70m (2005 inflow of £26m). Movement in short-term borrowings resulted in a cash inflow of £7m compared with an outflow of £114m in 2005. Cash and cash equivalents at the end of 2006 were £589m, £73m higher than at the end of 2005.

Balance sheet
Total assets reduced from £4,865m at end 2005 to £4,289m at 31 December 2006, due principally to the £494m of assets disposed with the Uniqema business, together with the effect of exchange movements.

Total liabilities reduced from £5,355m at end 2005 to £4,478m at 31 December 2006. The reduction of £877m was primarily due to a £383m lower post-retirement benefit deficit, a £342m reduction of total borrowings (as part of the overall £434m reduction in net debt), and trade and other payables disposed of with Uniqema. The reduction in the post-retirement benefit deficit was due to the top-up contributions to the UK pension funds, favourable actuarial and exchange gains and the Uniqema disposal.

The net assets and equity of the Group increased from £(490)m at end 2005 to £(189)m at 31 December 2006. This reflected the net profit for the year of £329m, and net favourable other items of £78m included in the Statement of Group recognised income and expense.

Return on capital employed (ROCE)
Higher trading profit in 2006 of £502m (2005 £479m) and the continued focus on managing working capital contributed to a significant rise in return on capital employed to 18.3% for the continuing Group. See page 157 for the method of calculating this performance measure.

Review of 2006 business results
Basis of presentation
In the following commentary, references to “trading profit” relate to operating profit before special items. Special items are discussed separately from the underlying business performance because of their nature. Reconciliations between reported and comparable changes in both revenue and trading profit, and between trading profit and operating profit, are shown in the tables on page 28. All charts in this commentary show “as reported” figures unless otherwise stated. For definitions of special items, “as reported performance” and “comparable performance”, as used in this section, see pages 156 and 157.

Continuing Operations

Paints

Paints sales were 5% ahead of 2005 on both a comparable and as reported basis. Sales growth was particularly strong for the Decorative business in Asia. In addition, Decorative UK and Ireland, Decorative Latin America and Packaging Coatings all delivered good growth. With difficult market conditions in North America, sales for the decorative business in this region were only slightly ahead of last year. Raw material costs were higher than the prior year, and whilst increased selling prices recovered the absolute monetary value of the cost increases, overall gross margin percentages were lower. Consequently, with the impact of the weak trading in North America, trading profit was only 2% ahead of 2005 on a comparable basis and 1% on an as reported basis, and the trading margin of 10.6% was slightly lower than in 2005 (11.0%) .

The following commentaries on the geographical regions where Paints operates refer to performance measured on a comparable basis.

Despite mixed market conditions, sales for the decorative business in UK and Ireland were 7% ahead of 2005 particularly due to growth in UK retail sales. With slightly weaker product mix and the impact of higher raw material and supply chain costs, gross margin percentages were lower than last year, but despite higher costs below gross margin, due in part to additional promotional activities in the run-up to Easter, trading profit was well ahead of 2005.

www.ici.com	ICI Annual Report and Accounts 2006 25

Back to Contents

Business review

Business review financial review continued

Sales for Decorative Continental Europe were 1% higher than last year with good sales growth in Eastern Europe partially offset by weaker sales in France and Germany. With the impact of selling price increases and stronger mix, gross margin percentages were ahead of last year. However, with higher costs below gross margin, trading profit was lower than in 2005.

Decorative North America sales were impacted by weakness in the US housing market through the year and consequently were only 1% up on 2005. Higher raw material and freight costs were offset by increased selling prices but gross margin percentages were lower than in 2005. Trading profit was well down on last year.

Decorative Asia sales were 16% higher than in 2005, with both volume growth and higher selling prices across the region. Growth was particularly strong in China, India, Pakistan and Vietnam and despite gross margin percentages being lower due to higher raw material costs and some dilution of product mix, trading profit was well ahead of last year.

Sales for Decorative Latin America were 8% ahead of 2005. Sales volumes grew in all key countries and there was some success in raising selling prices. Consequently, gross margin percentages improved and trading profit was strongly ahead of 2005.

Packaging Coatings also achieved a strong performance with 8% sales growth due to strong demand in North America, Latin America and Asia. The impact of raw material cost increases was successfully mitigated by selling price increases and trading profit was significantly ahead of 2005.

National Starch

National Starch’s sales were 8% ahead of 2005 on a comparable basis, with growth in all businesses. Overall, gross margin percentages increased slightly and trading profit was 13% higher than last year on a comparable basis. Trading margin of 12.0% improved on 2005 (11.4%) .

As reported sales were 7% up and trading profit was 13% ahead of 2005 as reported.

The following commentaries on the four reporting segments within National Starch refer to performance measured on a comparable basis.

Adhesives

Adhesives sales were 5% ahead of 2005 with good growth in North America despite some slow down of sales of construction-related products in the latter part of the year. There was double-digit sales growth in Latin America whilst in Asia growth was strong in China, India and Vietnam. Raw material costs were higher. Despite success in increasing selling prices, gross margin percentages were slightly lower than last year, leaving trading profit 8% ahead of 2005.

Specialty Starches

Sales growth was 8% with good growth for food starches, particularly the premium ‘Novation’ range, throughout the year and sales for industrial starches strengthening as the year progressed. Regionally, growth was good in Europe, North America and Asia with Latin America also ahead. There was some relief from raw material costs as tapioca costs in Asia were lower than last year. This, together with improved product mix and some non-recurring cost benefits, resulted in trading profit increasing by 38% compared with 2005.

Specialty Polymers

Sales were 18% ahead of last year with strong growth in Europe and Asia and good growth in North America, although sales in Latin America were lower. Sales were well ahead for the three key businesses of Elotex, Alco and Personal Care. Despite selling price increases, higher raw material costs and the full year impact of the Celanese acquisition resulted in gross margin percentages being slightly lower, but trading profit was 6% ahead of last year.

26 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Electronic Materials

Sales growth of 11% was primarily due to strong growth for Ablestik as a result of strong demand from the semiconductor industry in response to the growth of demand for electronic devices such as mobile phones, digital cameras and MP3 players. Emerson and Cuming sales were ahead of last year. Regionally, sales growth was good in Europe, North America and Asia, but sales in Latin America were lower. Gross margin percentages were significantly lower due to higher raw material costs, particularly for silver, but trading profit was 5% ahead of last year.

Regional and Industrial

Sales for the Regional and Industrial businesses were 5% ahead of 2005 on a comparable basis with all principal businesses ahead. However, gross margin percentages were impacted by a decline in margins for pure terephthalic acid (PTA), which despite some respite in the third quarter, were consistently lower than last year due to higher raw material costs. Despite slightly higher gross margin percentages for ICI Pakistan, overall gross margin percentages were significantly lower and consequently comparable trading profit was 26% down from last year. After foreign exchange and population impacts, sales as reported were 1% lower, and trading profit as reported was 28% lower than in 2005.

Discontinued operations
Quest
Quest’s sales were 5% ahead of 2005 on a comparable basis, with growth for both Fragrance and Flavours. Sales were ahead in all four geographic regions, but particularly in Latin America which delivered double-digit sales growth. Overall, gross margin percentages benefited from selling price increases and were higher than last year despite rising raw material costs. Consequently, trading profit was 19% ahead on a comparable basis. Trading margin improved to 10.4% (2005 9.3%).

Sales on an as reported basis were also 5% higher than in 2005 and trading profit as reported was 18% ahead.

The following commentaries refer to performance measured on a comparable basis.

Flavours sales were 7% up on last year with growth in all four geographic regions. Sales growth was also good at key target accounts and gross margin percentages were ahead of 2005. Consequently, with costs below gross margin only slightly higher, trading profit was significantly above 2005.

Sales for the Fragrance division were 3% ahead of 2005 with good growth for the personal care and fine fragrance sectors but fragrance ingredients sales were weaker. Higher raw material costs were partially offset by stronger product mix and increased selling prices but gross margin percentages were lower than last year. Trading profit was only slightly ahead of 2005.

Uniqema
ICI’s oleochemicals and surfactants business, Uniqema, was sold to Croda International Plc in September for £410m. Proceeds from this sale helped to reduce the Group’s net debt.

Sales in the first eight months were 2% ahead of 2005 on a comparable basis but trading profit was 7% higher.

As reported sales were 3% higher than in the first eight months of 2005 and trading profit as reported was 8% higher.

www.ici.com	ICI Annual Report and Accounts 2006 27

Back to Contents

Business review

Business review financial review continued

Reconciliation of “As reported” change to “Comparable” change in revenue – 2006 vs 2005

					Foreign
			“As reported”		exchange		“Comparable”
			change		translation	(Acquisition)	change
	Revenue		Increase/		effects	and	Increase/
	“As reported”		(decrease)		Adverse/	divestment	(decrease)
	2006	2005	2006 vs 2005		(favourable)	effects	2006 vs 2005
	£m	£m	£m	%	£m	£m	£m	%

Continuing operations

Paints

Decorative UK and Republic of Ireland	518	484	34	7	–	–	34	7

Decorative Continental Europe	247	261	(14)	(6)	–	17	3	1

Decorative North America	862	857	5	1	–	–	5	1

Decorative Latin America	212	190	22	11	(12)	4	14	8

Decorative Asia	341	297	44	15	2	–	46	16

Packaging Coatings	230	211	19	9	(2)	–	17	8

Other	4	6	(2)	(32)	3	–	1	10

Total Paints	2,414	2,306	108	5	(9)	21	120	5

Adhesives	1,052	1,005	47	5	6	–	53	5

Specialty Starches	502	465	37	8	–	–	37	8

Specialty Polymers	266	228	38	17	4	–	42	18

Electronic Materials	203	187	16	9	3	–	19	11

Total National Starch	2,023	1,885	138	7	13	–	151	8

Regional and Industrial	431	433	(2)	(1)	11	12	21	5

Total reporting segments	4,868	4,624	244	5	15	33	292	6

Corporate and other	3	3	–		–	–	–

Inter segment revenue	(26)	(26)	–		(1)	(3)	(4)

Total	4,845	4,601	244	5	14	30	288	6

Reconciliation of operating profit to trading profit – 2006 vs 2005

	Operating profit (loss)		Special items in
	after special items		operating profit (loss)		Trading profit (loss)
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	240	248	(17)	(5)	257	253
Adhesives	61	76	(22)	1	83	75

Specialty Starches	58	43	(2)	–	60	43

Specialty Polymers	45	46	(3)	–	48	46

Electronic Materials	49	50	(2)	–	51	50
Total National Starch	213	215	(29)	1	242	214

Regional and Industrial	30	51	(7)	–	37	51

Total reporting segments	483	514	(53)	(4)	536	518

Corporate and other	(52)	(30)	(18)	9	(34)	(39)

Total	431	484	(71)	5	502	479

Reconciliation of “As reported” change to “Comparable” change in trading profit – 2006 vs 2005
					Foreign
			“As reported”		exchange		“Comparable”
	Trading profit		change		translation	(Acquisition)	change
	(loss)		Increase/		effects	and	Increase/
	“As reported”		(decrease)		Adverse/	divestment	(decrease)
	2006	2005	2006 vs 2005		(favourable)	effects	2006 vs 2005
	£m	£m	£m	%	£m	£m	£m	%

Continuing operations

Paints	257	253	4	1	(3)	3	4	2
Adhesives	83	75	8	10	1	(2)	7	8

Specialty Starches	60	43	17	39	(1)	–	16	38

Specialty Polymers	48	46	2	5	1	–	3	6

Electronic Materials	51	50	1	3	1	–	2	5
Total National Starch	242	214	28	13	2	(2)	28	13

Regional and Industrial	37	51	(14)	(28)	–	–	(14)	(26)

Total reporting segments	536	518	18	4	(1)	1	18	4

Corporate and other	(34)	(39)	5		1	–	6

Total	502	479	23	5	–	1	24	5

28 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Capital expenditure
The analysis in the tables below summarises the Group’s capital expenditure on property, plant and equipment and intangible assets over the two-year period ended 31 December 2006. Capital additions on the balance sheet of £156m for 2006 were £2m below 2005 and represented 104% of depreciation, excluding non-cash asset write-downs related to restructuring (2005 94%).

In 2006, capital expenditure was incurred on a large number of relatively minor projects undertaken with the intention of maintaining existing and developing additional production capacity as well as delivering further productivity improvements. Investment was also made in additional stores capacity for Paints, manufacturing capacity for resins and other polymers in China and a second Paints plant in Vietnam.

Capital expenditure in support of the 2006 transformation programme amounted to £5m in the year.

Commitments for capital expenditure not provided in the Group’s consolidated financial statements totalled £115m at 31 December 2006 (2005 £100m).

These commitments for capital expenditure are analysed further in note 33 relating to the Group accounts between those for which contracts have been placed and those authorised but not yet contracted.

Group expenditure on property, plant and equipment and intangible assets

	2006	2005
Business segments	£m	£m

Continuing Operations

Paints	61	45
Adhesives	22	23

Specialty Starches	17	16

Specialty Polymers	8	6

Electronic Materials	7	8
Total National Starch	54	53

Regional and Industrial	15	18

Total reporting segments	130	116

Corporate and other	1	3

Total continuing operations	131	119

Discontinued Operations

Quest	15	22

Uniqema	10	17

Total discontinued operations	25	39

Total Group	156	158

Depreciation and amortisation	163	172

	2006	2005
Geographical segments	£m	£m

United Kingdom	18	20

Continental Europe	29	27

North America	54	64

Latin America	8	8

Asia	45	37

Other countries	2	2

Total Group	156	158

Liquidity and capital resources
Treasury policies
The Group’s Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group’s risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

Financing and interest rate risk
At 31 December 2006, the Group’s net debt was £329m (2005 £763m after IFRIC4 restatement). Debt is principally sourced from bonds, medium-term notes, commercial paper, securitised receivables and bank debt. The Group’s borrowings are primarily raised centrally by Group finance companies and subsequently lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest and uses derivatives to generate the desired currency and interest rate profile of borrowings.

The Group’s exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group’s target is to maintain interest cover above four times. It maintains its debt book principally in floating rates, but fixes debt, selectively, to support its policy of trying to ensure that interest cover does not fall below four times. Notes 23 and 31 relating to the Group accounts show the overall interest rate structure of the Group’s borrowings at the end of 2006. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against future business disposal proceeds due to be received. Consequently, a large part of the Group’s borrowings (after taking account of swaps and forward contracts) is denominated in US dollars. Details of the currency mix of borrowings are shown in note 31 relating to the Group accounts. In addition, in determining currency mix, the Group takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements.

The maturity of loans is shown in note 23 relating to the Group accounts. The Group’s objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds.

Funding policy aims to produce a reasonably even maturity profile for long-term debt up to five years’ maturity. The average maturity for long-term debt was 2.7 years at 31 December 2006.

Liquidity and investments
At 31 December 2006, the Group had at its disposal US$700m (£357m) of undrawn, committed borrowing facilities, maturing March 2010. These facilities provide a cover for short-term funding as well as flexibility to meet future cash flows.

In addition, facilities of US$240m (£122m) are available in relation to two receivables securitisation programmes which the Group runs in the USA.

www.ici.com	ICI Annual Report and Accounts 2006 29

Back to Contents

Business review

Business review financial review continued

The Group’s net debt position has historically changed over the course of a year, and, in particular, short-term debt has generally increased in the early part of the year to fund working capital requirements. These working capital needs arise principally from the seasonality of the Paints business, which experiences higher sales of products used on the exterior of buildings, and thus working capital, during the North American and European summer (the second and third quarters of the year). The Group’s commercial paper programmes and other short-term borrowings are normally used to fund these working capital fluctuations. At 31 December 2006, the Group had £16m of short-term borrowings outstanding (as shown in note 23 relating to the Group accounts).

During 2006, the principal movement in long-term debt was the maturity of a $250m 10-year bond in November 2006.

During 2006, there have been no changes in ICI’s debt ratings, although the outlook from Moody’s Investors Service has improved from stable to positive. Standard & Poor’s Ratings Services rating is BBB/Stable/A-2 and Moody’s Investor Service rating is Baa3/Positive/P-3. Access to the range of debt markets which ICI currently enjoys requires ICI to maintain its investment grade credit rating. Any downgrade of ICI’s credit rating would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations, cash flow and/or financial condition.

Off-balance sheet arrangements
Off-balance sheet financing comprises the leases described in note 32 relating to the Group accounts.

Contractual obligations
The following table summarises ICI’s principal contractual obligations at 31 December 2006, including instalments, which are described in the accounts and related notes. The table below excludes contractual obligations such as derivatives, and other hedging instruments, and also the non-novated contracts referred to in the narrative of notes 33 and 36 relating to the Group accounts. Further analysis of the individual obligations can be reviewed by reference to the notes relating to the Group accounts indicated in the table below.

Contractual obligations
			Payments due in:
	Notes					2012
	relating to			2008&	2010&	and
	the Group	Total	2007	2009	2011	after
As at 31 December 2006	accounts	£m	£m	£m	£m	£m

Loans	23	981	457	255	23	246

Finance lease obligations	32	8	2	2	2	2

Operating lease obligations	32	274	56	85	49	84

Capital expenditure	33	26	26	–	–	–

ICI UK Pension Fund
– top-up	34	676	122	244	124	186

ICI UK Specialty Chemicals
Pension Fund – top-up	34	111	12	25	25	49

Purchase obligations		403	44	209	80	70

Total		2,479	719	820	303	637

Foreign currency risk
Most of the Group’s net assets are denominated in currencies other than Sterling with the result that the Group’s Sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than Sterling. The Group does not hedge translation exposures other than by the passive use of currency borrowings.

The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts. The majority of this hedging is performed by Group Treasury. The Group’s profits are denominated in many currencies across the world, the most significant of which are the US dollar and related currencies.

Based on the 2006 currency mix of profits, the adverse annual impact due to translation exposures on the Group operating profit (before special items) of a 5% strengthening of Sterling against the US dollar and related currencies compared with the average rates prevailing in 2006 would be approximately £11m. The equivalent impact of a 5% strengthening of Sterling against the Euro would lead to an adverse impact of approximately £3m.

Counterparty credit risk
The Group’s counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive “mark to market” effect of swaps and counterparty risk arising from the liquidity of the Group’s captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial or non-financial counterparty to be low.

Quantitative disclosure about market risk
The analysis below presents the sensitivity of the market value or the fair value of the Group’s financial instruments to selected changes in market rates and prices. The rates of change chosen reflect the Group’s view of changes that are reasonably possible over a one-year period. Fair values are quoted values or, where these are not available, values obtained by discounting cash flows at market rates or using option valuation models. The fair values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

Market risk – Interest rate sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 1% movement in interest rates of all currencies from their levels at 31 December 2006, with all other variables held constant.

Market risk – Interest rate sensitivity
	Fair value		Fair value change
			+ 1%	–1%
			movement	movement
	31 December		in interest	in interest
	2006	2005	rates	rates
	£m	£m	£m	£m

Loans	(1,001)	(1,280)	22	(23)

Interest rate swaps	(15)	(8)	(3)	3

An increase in short-term interest rates of all currencies of 1% would increase Group net interest payable for the year by £10m.

Market risk – Foreign currency sensitivity
The sensitivity analysis in the table which follows assumes an instantaneous 10% change in foreign currency exchange rates against Sterling from their levels at 31 December 2006, with all other variables (including interest rates and currency option volatility) held constant.

30 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Market risk – Foreign currency sensitivity
	Fair value		Fair value change
			+10%	–10%
			strength-	weak-
	31 December		ening of	ening of
	2006	2005	Sterling*	Sterling*
	£m	£m	£m	£m

Loans	(1,001)	(1,280)	61	(75)

Currency swaps	–	–	23	(28)

Forward contracts hedging debt	6	5	32	(39)

Forward contracts hedging working capital	–	–	1	(1)

* Against all currencies.

The Group’s debt after financial derivatives at the 2006 year end was held 60% in US dollars and related currencies, 51% in Euro and related currencies, 10% in Yen and (21)% in other currencies.

Changes from movements in currency rates in loans, currency swaps and forward contracts hedging debt, and similar movements in the values of the investments being hedged, are taken through the Statement of Group recognised income and expense in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and IAS 39 Financial Instruments: Recognition and Measurement.

Changes due to exchange movements in forward contracts hedging working capital are recognised in trading profit immediately, but are offset by gains/losses on the working capital they are hedging.

Accounting policies and standards
New Accounting Standards
International Financial Reporting Standards
IFRIC 4 Determining whether an Arrangement contains a Lease came into effect during the year and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. Further details of this and other new Accounting Standards adopted but not yet effective can be found in note 1 relating to the Group accounts on page 69.

New US Accounting Standards are disclosed in note 36 relating to the Group accounts on page 124.

The Company accounts have been prepared in accordance with UK GAAP. Details of new accounting standards can be found in note (i) relating to the Company accounts on page 138.

Related party transactions
The main related party transactions are with IC Insurance Limited, ICI Pensions Trustee Limited and ICI Specialty Chemicals Pensions Trustee Limited (details are in note 34 relating to the Group accounts).

US GAAP results
The financial statements of the ICI Group are prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP. Net income from continuing and discontinued operations and shareholders’ equity calculated in accordance with US GAAP are set out in the following table. Note 36 relating to the Group accounts describes the significant differences between IFRS and US GAAP affecting the ICI Group’s net income for the three years ended 31 December 2006 and shareholders’ equity for the two years ended 31 December 2006.

US GAAP results
	2006		2005		2004		2003		2002
	£m		£m		£m		£m		£m

Net income (loss)

Continuing operations	264		181		127		90		(140)

Discontinued operations	1		27		(22)		(256)		149

Net income (loss)	265		208		105		(166)		9

Basic earnings (loss)
per £1 Ordinary Share

Continuing operations	22.1	p	15.3	p	10.8	p	7.6	p	(12.6	)p

Discontinued operations	0.1	p	2.3	p	(1.9	)p	(21.6	)p	13.4	p

Net earnings (loss) per
£1 Ordinary Share	22.2	p	17.6	p	8.9	p	(14.0	)p	0.8	p

	£m		£m		£m		£m		£m

Shareholders’ equity	2,053		2,010		2,279		2,359		2,805

Total assets	6,543		7,280		7,331		8,093		8,753

Under US GAAP, net income in 2006 was £265m (2005 £208m) compared with net income of £295m (2005 £390m) under IFRS. Under US GAAP, shareholders’ equity at 31 December 2006 was £2,053m (at 31 December 2005 was £2,010m), compared with £313m deficit (2005 £616m deficit) under IFRS. These differences primarily result from the differing accounting treatment of post-retirement benefit expense, tax accounting adjustments, purchase accounting adjustments, disposal accounting, derivative instruments and hedging activities, capitalisation of interest, inventory provisions, restructuring costs, and the tax effect of these differences.

Dividends
Dividends paid (including the related UK tax credit) on each American Depositary Share (ADS) translated into US dollars at the rates of exchange on the respective dividend payment dates (or, in the case of the second interim dividend for the year 2006, to be paid on 13 April 2007, the rate on 7 February 2007), were:

Dividends per ADS
	2006	2005	2004	2003	2002
	$/ADS	$/ADS	$/ADS	$/ADS	$/ADS

Dividends declared per ADS	0.69	0.54	0.53	0.43	0.48

Dividends paid per ADS	0.59	0.56	0.49	0.46	0.69

Note: Each ADS represents four Ordinary Shares

Ratio of earnings to fixed charges
For the purpose of computing this ratio, earnings consist of the income from continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

Ratio of earnings to fixed charges
	2006	2005	2004		2003		2002

For the Group
(under IFRS)	4.3	4.3	4.8		n/a		n/a

For the Group
(under UK GAAP)	n/a	n/a	3.3	*	1.5	*	2.3	*

For the Group with
adjustments to accord
with US GAAP	2.6	3.4	2.2		2.2		0.7

*Extracted from data in 2004 accounts.

The deficiency of earnings to fixed charges for the year ended 31 December 2002 was £66m.

www.ici.com	ICI Annual Report and Accounts 2006 31

Back to Contents

Business review

Business review financial review continued

Market trends and sensitivities
ICI’s businesses market and sell their products within a wide variety of industry sectors and geographic regions. The Group strategy focuses on achieving higher levels of profitable growth, including where the markets are considered to be inherently attractive (e.g. high levels of GDP growth, increasing consumer demand for particular products or services or opportunities to expand ICI’s coverage quickly). Key areas of focus include Asia (particularly the fast-growing economies of China, India, Indonesia and Vietnam), the global electronics components industry and the global specialty polymers businesses of National Starch.

There are underlying trends in these different markets that the Group believes make them attractive for its businesses, but similarly there are associated risks to growth expectations should the relative rates of growth change materially. ICI’s exposure to these markets is set out in the strategic review and the individual strategies of its businesses are explained in their descriptions starting on page 12.

The following comments provide more detail on the trends that the Group believes will benefit long-term growth as well as some of the sensitivities that may affect performance relative to these trends. More detail on these and other risk factors can be found in the following section. These comments should also be reviewed in conjunction with the forward-looking statements disclosure on page 155.

Asia Pacific: ICI has a well-established position in Asia, particularly ICI Paints and National Starch. Their products are sold into growth segments of local economies. ICI’s businesses in Asia are well placed to benefit from the expected GDP growth in these economies.

In addition, ICI’s major international customers are investing in capacity to service domestic and export markets. Growth estimates remain strong for the region and one or two countries in particular. Recent figures supplied by Oxford Economic Forecasts indicate that China’s Gross Domestic Product in 2007 is expected to grow 9.6% and India 7.6% . ICI’s “grow aggressively” businesses are to a large extent dependent on the successful development of these economies and, should the economic outlook change, this would impact favourably or unfavourably the Group’s rates of growth.

Healthy eating: National Starch’s starch operations are currently benefiting from the trend towards healthier eating. In general, processed foods have historically had higher levels of fat, salt, sugar and other carbohydrates to overcome issues with cooking cycles, storage and mouth feel. The development of resistant starches that can substitute the culinary impact of other carbohydrates creates a range of market opportunities, driven mainly by consumers’ preferences for convenience, but also for a healthier product. Changes in these trends could impact, favourably or unfavourably, upon the performance of this business.

Electronic materials: National Starch manufactures a range of high performance adhesives and protective coatings for the electronics industry. The trend towards miniaturisation and more powerful electronic devices has historically contributed to greater demands on the technical capability and value of ICI’s products, as well as driving higher volumes. As a result, the business has grown successfully.

ICI believes that the electronics market, whilst likely to remain more cyclical than most, will continue to grow and present National Starch with sustained opportunities to introduce new technologies. Against this backdrop, individual market cycles may have a short-term impact on the business.

Other markets to which ICI has a large exposure or other factors which ICI believes can influence its performance are described below, together with ICI’s views on the underlying trends and sensitivities.

Western European and North American markets for fast-moving consumer goods products and construction materials: ICI’s businesses manufacture and sell a wide range of products used in the home or construction industries. ICI’s performance in these markets is linked to underlying GDP growth, consumer spending and other market-specific trends. For example, ICI Paints is currently experiencing lower demand in the USA, related to a weak housing market.

Oil prices and raw material costs: ICI is exposed to changes in the relationship between supply and demand for key materials. For example, the cost of acrylates (used by both National Starch and Paints) increased rapidly during 2005 and the cost of corn, used by the specialty starch business, has already risen sharply in 2007.

Higher oil costs impact the petrochemical raw materials bought by the Group. More details of the types of raw materials bought by ICI are included on page 22. As in 2005, ICI Paints and National Starch were able to pass on these raw material cost increases during 2006.

Energy costs: Approximately 80% of ICI’s continuing businesses by sales value manufacture their products using mixing or compounding operations, rather than capital intensive, energy intensive processes, for example, paints, adhesives and electronic materials. 20% are capital and energy intensive processes – the starch manufacturing facilities of National Starch and the Regional and Industrial activities in Pakistan. These businesses have some exposure to energy price fluctuations; for example, National Starch’s starch operations suffered from significant increases in natural gas prices during 2005.

PTA to paraxylene (PX) differential margin: the profitability of the Regional and Industrial business in Pakistan is significantly affected by the market price differential between PTA selling prices and the cost of the key PTA feedstock, paraxylene. Pakistan PTA Ltd currently benefits from local tariff protection due to expire in 2008; the continued sustainability of the business would be dependent on the outcome of discussions with the government to review ongoing tariff protection.

32 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Business review risk factors

The following comprises a summary of what ICI believes are the main risks to which the Group is exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity, and capital resources of the Group.

The Group operates in competitive markets. If the Group does not continue to compete in its markets effectively by developing innovative products and responding effectively to the activities of its competitors, it could lose customers and its results of operations, cash flow and/or financial condition could be adversely affected.

The Group has a wide portfolio of business units competing across a diverse range of geographic and product markets. The Group’s business may be adversely affected if it does not:

•	continue to develop innovative products that satisfy customer needs and preferences;

•	develop new technology or enhance existing technology that supports product development or provides cost or other advantages over its competitors; and

•	attract and retain skilled employees who are key to achieving these objectives.

As the Group is subject to price competition, it must also continue to satisfy these objectives while maintaining a competitive cost base. In addition, some of the Group’s competitors in certain markets are larger and have greater financial resources than the Group. This may enable them to deliver products on more attractive terms or to invest larger amounts of capital into their businesses, including expenditure for research and development. If any of the Group’s current or future competitors develops proprietary technology that enables them to produce new products or services or to deliver existing products or services at a significantly lower cost, the Group’s products and services could be rendered uneconomical or obsolete.

While some of the Group’s product range comprises products and services that are protected by proprietary knowledge or patents, some of its businesses use technology that is widely available. Accordingly, certain product segments of the Group’s business may be vulnerable to new competitors and may be adversely affected by increased price competition. Any of these developments could lead to a loss of customers and could adversely affect the Group’s results of operations, cash flow and/or financial condition.

The price volatility of some of the raw materials the Group uses could adversely affect its results of operations, cash flow and/or financial condition.

The Group uses significant amounts of various chemicals and other materials as raw materials in manufacturing its products. Prices for some of these raw materials are volatile and are affected by cyclical movements in commodity prices, availability of such raw materials, demand for a variety of products which are produced using these raw materials, levels of price competition among local and global suppliers and general economic conditions. The Group’s diverse portfolio of value-added products provides some ability to pass on higher input prices to its customers, but this ability is, to a large extent, dependent on market conditions. There may be times when the Group is not able to recover increases in the cost of raw materials for some products due to weakness in demand for such products or the actions of its competitors. This could adversely affect the Group’s results of operations, cash flow and/or financial condition.

The occurrence of major operational problems could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

The Group’s revenues are dependent on the continued operation of its various manufacturing facilities. Operational risks include:

•	equipment and systems failures;

•	failure to comply with applicable regulations and standards and to maintain necessary permits and approvals;

•	raw material supply disruptions;

•	labour force shortages or work stoppages;

•	events impeding or increasing the cost of transporting products;

•	natural disasters; and

•	terrorist attacks.

While the Group maintains insurance at levels that it believes are appropriate for its industry, some of these operational risks could result in losses and liabilities in excess of its insurance coverage or in uninsured losses or liabilities. The occurrence of major operational problems resulting from the above or other events may have an adverse effect on the results of operations, cash flow and/or financial condition of a particular manufacturing facility or, with respect to certain of these risks, the results of operations, cash flow and/or financial condition of the Group as a whole.

The Group undertakes a number of significant projects each year and poor execution of, or failure to complete, such projects could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

The Group, or any of the Group’s business units, may undertake significant projects including restructuring, capital expenditure, disposals, acquisitions and outsourcing, all of which require significant project management from initiation through to implementation. Failure to manage such projects appropriately or to implement such projects may have an adverse effect on the results of operations, cash flow and/or financial condition of a particular business unit and/or the Group as a whole.

Loss of a significant number of key personnel could adversely affect the Group’s results of operations, cash flow and/or financial condition.

The Group relies on key personnel such as business leaders and technical experts whose knowledge is important to the success of the Group. Although the Group has procedures in place to identify and retain key personnel, events beyond its control may lead to loss of such personnel. Where this happens, there are processes designed to enable the transfer of know-how from key personnel. However, failure to transfer such know-how prior to the loss of key personnel and an inability to replace such key personnel in a timely fashion could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

The Group derives a significant percentage of its revenue in some of its businesses from sales to major customers and, if it is unable to retain these customers, its results of operations, cash flow and/or financial condition could be adversely affected.

While no single customer accounted for more than 10% of Group sales in 2006, sales to major customers in some of its businesses, particularly Paints, are significant. The Group believes that the wide selling range and nature of the specialty products it supplies reduce the potential adverse consequences of the loss of business from any one customer for any one of its products or in any one of its businesses. Nevertheless, the loss of major customers, without replacement, could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

www.ici.com	ICI Annual Report and Accounts 2006 33

Back to Contents

Business review

Business review risk factors continued

The Group’s reliance on key suppliers in some of its businesses could result in an adverse effect on results of operations, cash flow and/or financial condition.

Some of the Group’s business units rely on a small number of suppliers for their key raw materials. If any of these suppliers is unable to meet its obligations or increases its prices, the Group may not be able to find a replacement supplier that is able to provide such raw materials on similar terms. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Furthermore, any consolidation in the industries that supply the Group’s raw materials could further reduce the number of available suppliers.

Any interruption of supply or price increases caused by these or other factors, which the Group is not able to mitigate by securing satisfactory replacement suppliers, could have an adverse effect on its results of operations, cash flow and/or financial condition.

The Group’s indebtedness and resulting leverage could reduce its operational and competitive flexibility, increase its vulnerability to adverse economic and industry conditions, increase its interest costs and adversely affect results of operations and cash flow and/or financial condition.

The Group’s outstanding net indebtedness amounted to £329m as of 31 December 2006. The Group’s indebtedness could affect the Group in adverse ways, in particular by requiring the Group to dedicate a significant portion of its operational cash flow to service payments on such indebtedness, and by limiting its ability to borrow additional funds or refinance existing indebtedness on attractive terms. Furthermore, its indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to fund future capital expenditures, research and development and other general corporate requirements, and limit its flexibility to react to changes in its business and the industries in which the Group operates.

In addition, like many other companies, the Group is dependent on its ability to obtain short-term financing to fund a portion of its financing requirements. While the Group has access to £479m in committed and undrawn bank facilities as of 31 December 2006, limitations on the Group’s ability to access short-term financing could increase its interest costs and could adversely affect its results of operations, cash flow and/or financial condition.

A decision by the rating agencies to downgrade ICI’s credit rating would reduce its funding options, increase its cost of borrowings and have an adverse impact on results of operations, cash flow and/or financial condition.

A number of factors, some of which are not within the Group’s control, may, individually or in combination, affect the rating agencies’ view of the Group’s credit profile and lead them to place the Group on credit watch or downgrade its credit rating, including:

•	a significant deterioration in the Group’s operating performance;

•	the occurrence of material, unexpected additional cash charges leading to a weakening in cash flow/debt metrics;

•	a significant deterioration in the economic environment in which the Group operates;

•	the occurrence of any of the events described in the other risk factors contained in this document; and
•	significant increases in the deficit of the Group’s pension funds or significant increases in the top-up contributions of such funds.

Whilst ICI currently has a Standard & Poor’s Ratings Services rating of BBB/Stable/A-2 and a Moody’s Investors Service rating of Baa3/Positive/P-3, any downgrade of such credit ratings would reduce its funding options, significantly increase its cost of borrowings and have an adverse effect on its results of operations, cash flow and/or financial condition.

Previously disposed businesses may expose the Group to costs that could have an adverse effect on its results of operations, cash flow and/or financial condition.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which it has given to other parties in those transactions certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses that ICI exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The extent to which ICI will be required in the future to incur costs under any of the indemnifications, warranties, guarantees or contracts referred to above or any similar contractual provision which the Group entered into in connection with its disposal programme is not predictable and, if the Group should incur such costs, the costs could have an adverse effect on results of operations, cash flow and financial condition. For a more detailed description of these exposures see note 33 relating to the Group accounts.

Risks associated with the Group’s international operations could adversely affect its results of operations, cash flow and/or financial condition.

ICI is an international business with operations in over 50 countries and conducts business in many currencies. These operations are subject to the risks associated with international operations which include:

•	slowdown or recession in global, regional or national economic growth;

•	imposition or removal of tariffs and trade barriers;

•	exchange controls;

•	fluctuations in national currencies;

•	social and political risks;

•	national and regional labour disputes;

•	required compliance with a variety of foreign laws, regulations and standards; and

•	the difficulty of enforcing legal claims and agreements through some foreign legal systems.

Furthermore, some of the Group’s businesses are subject to cyclical fluctuations in the industries and economies in which they operate. Finally, like all international businesses, the Group faces the risk of exposure when costs arise in a different currency from sales and the risk arising from the need to translate foreign currency denominated profits into pounds Sterling, the Group’s reporting currency. Any of the risks discussed above could adversely affect its results of operations, cash flow and/or financial condition.

34 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Business review

Economic, social and political conditions in developing economies could adversely affect the Group’s results of operations, cash flow, financial condition and/or future growth.

The Group has operations in many developing economies in Asia and Latin America, and its strategy includes continuing to expand its business in these regions. However, many developing economies have recent histories of economic, social and political instability brought about by a number of factors, including unexpected changes in local laws, regulations and standards; substantial depreciation and volatility in national currencies; and the imposition of trade barriers and wage and price controls. Any of these factors could adversely affect the Group’s results of operations, cash flow, financial condition and/or future growth.

The Group’s exposure to consumer markets exposes it to legal risks, regulation and potential liabilities from product liability claims asserted by consumers which could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

A significant proportion of the Group’s products is sold directly or indirectly to end-user consumers, even if the Group does not itself provide these products directly to consumers. This exposure to consumer markets exposes the Group to legal risks, regulation by relevant authorities and potential liabilities to consumers of these products, which may not be covered by the Group’s existing insurance coverage or may exceed its insurance coverage. Any of these factors could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

Certain companies in the Group are the subject of various claims and proceedings which, if successfully asserted against them, could have an adverse effect on its results of operations, cash flow and/or financial condition.

Certain companies in the Group are the subject of various claims and proceedings. These concern issues such as alleged product liability and contract disputes. Further details of such claims and proceedings are set out at note 33 relating to the Group accounts.

The ultimate outcome of these matters is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent that losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow and/or financial position.

Violations of environmental, health and safety and other laws, regulations and standards could restrict the Group’s operations, expose it to liability, increase its costs and have an adverse effect on its results of operations, cash flow and/or financial condition.

The Group is subject to a broad range of laws, regulations and standards in each of the jurisdictions where it operates, including those relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent.

In the ordinary course of business, the Group is subject to inspections and monitoring by the appropriate enforcement authorities. The Group also requires relevant permits and approvals for its operations which require compliance with their terms and which may be subject to renewal, modification and, in some circumstances, revocation.

It is the Group’s policy to require that its subsidiaries comply with relevant laws, regulations and standards. However, violations of applicable laws, regulations and standards, in particular provisions of environmental, health and safety laws (including spills or other releases of hazardous substances into the environment) or of permit or approval requirements, could result in restrictions on the operation of the Group’s facilities; damages, fines or other sanctions; increased costs of compliance; and reputational damage. The Group is also subject to environmental laws and regulations, principally in respect of soil and groundwater remediation, that in the future may require it to take action to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties.

The Group has established provisions in respect of future environmental, health and safety liabilities for which expenditure is probable and the cost of which can be estimated within a reasonable range of outcomes. These actual and potential liabilities, however, are inherently difficult to predict and to quantify. Existing provisions could therefore be inadequate to cover these liabilities, and additional costs to meet such actual and potential obligations could have an adverse effect on the Group’s results of operations, cash flow and financial condition.

Failure to comply with corporate governance requirements could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

The Group has in place a corporate governance framework which meets the requirements set out in Section I of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003. Processes are in place to ensure that this framework is complied with and maintained.

Failure by the Group to implement, update, manage and maintain its corporate governance compliance and control framework or failure to comply with such a framework could have an adverse effect on the Group’s results of operations, cash flow and/or financial condition.

ICI has given undertakings and guarantees relating to pension funds, including the solvency of the ICI UK Pension Fund, which could have an adverse effect on its results of operations, cash flow and/or financial condition.

The Group provides retirement benefits for the majority of its former and current employees through a variety of defined benefit and, more recently, defined contribution schemes. These include the ICI UK Pension Fund (the “Fund”), which is ICI’s largest defined benefit scheme. At 31 December 2006, the Fund had liabilities of £7,568m, offset by scheme assets with a market value of £6,871m, giving a net deficit of £697m which is recorded on the Group’s balance sheet under international accounting standard IAS19 Employee Benefits. The Fund represents 81% of the Group’s total post-retirement scheme liabilities and 86% of the Group’s total post-retirement scheme assets at 31 December 2006.

The most recent funding valuation of the Fund revealed a funding shortfall of £657m at 31 March 2005. Given that the Fund is extremely mature, the funding deficit shortfall has to be rectified through funding from the Company. Factors such as the risk of poor future investment returns on scheme assets, changes in actuarial assumptions including mortality of scheme members, higher rates of inflation and/or falling bond-return rates used to discount the scheme liabilities could all serve to increase the Fund deficit, thereby requiring increased future funding contributions from the Company with a resulting adverse effect on the Group’s results of operations, cash flow and/or financial condition.

www.ici.com	ICI Annual Report and Accounts 2006 35

Back to Contents

Board of Directors, governance and remuneration

Board of Directors and Executive Management Team

1. Peter B Ellwood, CBE
Chairman
Appointed Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood joined Barclays Bank in 1961 where he held a number of senior roles including Chief Executive of Barclaycard from 1985 to 1989.

In 1989 he joined TSB Bank as Chief Executive, Retail Banking, was appointed a Director of TSB Group in 1990 and became Group Chief Executive in 1992. Following the merger with Lloyds Bank in 1995, he became Deputy Group Chief Executive of Lloyds TSB Group plc, subsequently becoming Group Chief Executive in 1997 until his retirement in 2003. He was Chairman of Visa International from 1994 to 1999.

Peter Ellwood was made a Commander of the Order of the British Empire for services to banking in 2001 and is a Fellow of the Chartered Institute of Bankers. He has received Honorary Doctorates from both Leicester University and the University of Central England. He is Chairman of the UK Royal Parks Advisory Board, The Royal Parks Charitable Foundation and The Work Foundation of Great Britain.

He is also a Director of the Royal Philharmonic Orchestra and a Non-Executive Director of First Data Corporation, Inc. In his business career Peter Ellwood has been a leader in driving strategic and structural change and efficiency improvement and he brings to his role as Chairman extensive business experience, energy and determination. Aged 63.

2. John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003. He joined the Company in 1997 following the acquisition of the Speciality Chemicals businesses from Unilever.

John McAdam graduated from Manchester University with a first class honours degree in Chemical Physics and, after completing his doctorate, was awarded a research fellowship.

In 1974 he joined Unilever as a management trainee and held a variety of managerial positions within Birds Eye Foods before joining the Board of Unilever’s flavours and fragrance business, PPF International, as Technical Director. In 1987, he joined the Board of Quest International as Senior Vice President in charge of Manufacturing, Logistics and Procurement before returning to Birds Eye Walls, where he assumed Board responsibility for Manufacturing, Research and Development.

In 1993 he was appointed Chairman of Unichema International and, following ICI’s acquisition of the Unilever Speciality Chemical businesses in 1997, became Chairman and Chief Executive Officer of Quest and a member of the ICI Executive Management Team. In January 1998 he was appointed Chairman and Chief Executive of ICI Paints and the following year he was elected to the Board of ICI with additional responsibility for Research, Development and Technology and ICI’s activities in Asia.

John McAdam is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. The Board believes that the combination of knowledge, drive and leadership he is bringing to bear on the issues facing ICI is serving both the Company and its shareholders well.

He is Senior Independent Director of J Sainsbury plc and is a member of the University of Cambridge Chemistry Advisory Board. Aged 58.

3. Alan Brown
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 14 November 2005.

Alan Brown read law at Liverpool University and was called to the Bar in 1981. He is also a member of the Chartered Institute of Management Accountants.

He joined Unilever in 1980 and during the first seven years of his career worked in Birds Eye Walls in the UK. After four years in Mergers & Acquisitions, Treasury and Investor Relations at Unilever Head Office, Alan Brown returned to Birds Eye Walls as Finance and Commercial Director in 1991.

In 1994 he moved to Unilever Food & Beverages, Europe, as Senior Vice President, Finance and Information Technology. In 1997 he moved to Asia as Executive Chairman, Unilever Taiwan and then, in 2001, assumed the role of Executive Chairman, Unilever China and, more recently, of Unilever Hong Kong as well. Alan Brown has had a distinguished career as a senior finance professional and general manager within Unilever and possesses a considerable breadth of commercial and international experience, having worked extensively in Asia and Continental Europe. Aged 50.

4. David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints.

David Hamill joined the Company from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in Production Engineering and Management from Strathclyde University, David Hamill worked for Honeywell and General Instruments before joining Philips Semiconductors as product manager in 1986. He held a number of senior positions within Philips’ Power Semiconductors and Lighting businesses, becoming President of Philips Lighting Asia Pacific in 1996 and Executive Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group two years later.

In May 2001 he became President and Chief Executive Officer of Philips Lighting.

David Hamill has held senior management roles in Europe and Asia where he has gained considerable production, commercial, marketing and finance experience. Whilst his experience with large retail customers has specific relevance for ICI Paints, his broader business expertise, and in particular his understanding of Asian markets, is of value to the Group as a whole.

Until December 2005, David Hamill was a Non-Executive Director of BPB plc. Aged 49.

5. Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International and has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. Charles Knott also has Board responsibility for Sustainability throughout the Group.

Charles Knott graduated from Newcastle University in 1976 with an honours degree in Mathematics and Statistics. He joined National Starch and Chemical Company in 1984 as Commercial Director of Laing-National in Manchester and subsequently served in Germany and the Netherlands before returning to the UK in 1990 as Managing Director of National Starch’s UK Adhesives operations.

Charles Knott was appointed Divisional Vice President, Performance Adhesives, in the USA and in 1994 became Senior Divisional Vice President and General Manager for the US Adhesives business.

In 1995 he relocated to Singapore to lead National Starch’s Asia-Pacific operations as Corporate Vice President. He was appointed National Starch Chief Operating Officer in January 2001. In March 2003 he became Chairman and Chief Executive of Quest International, and Executive Vice President and member of the Executive Management Team of ICI.

In April 2006, Charles Knott was appointed a Non-Executive Director of Imperial Tobacco Group PLC. Aged 52.

6. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001. He has a Masters degree in Physics from the University of Amsterdam and joined Philips as a project manager in 1969.

He has held a series of senior positions with Philips in Europe and North America. From 1984 to 1986 he was Vice Chairman of Philips Industrial Electronics in Eindhoven and two years later was appointed Executive Vice President, North American Philips. He was Managing Director of Philips Business Electronics from 1993 to 1996 and Chief Executive Officer and a Member of the Group Management Committee from 1996 to 1998. In 1998 he was appointed Executive Vice President, Royal Philips Electronics and Member of the Management Board, a position which he held until 2001.

36 ICI Annual Reports and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

In addition, he was formerly the Chairman of Integrated Production and Test Engineering NV, and a Director of Medquist, NPM Capital, PSA Corporation Limited (Port of Singapore Authority), Hesse-Noord Natie, Port of Antwerp, ASM International NV and PSA Europe Limited.

He is currently the Chairman of Wolters Kluwer NV, the Chairman of Hagemeyer NV, a Director of OCE NV, a Non-Executive Director of International Power plc, Chairman of the Trust Office of KAS BANK NV, and Chairman of the Supervisory Board of AFM (the Authority for Financial Markets in the Netherlands). He is also on the Board of the University of Amsterdam and the Amsterdam Medical Centre and is Vice Chairman of Koninklijke Volker Wessels Stevin NV. Adri Baan is a Dutch national. Aged 64.

7. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002 he has been the Board’s Senior Independent Director.

After graduating with a double first in Mods and Greats (Literae Humaniores) from University College, Oxford, Lord Butler joined the Treasury in 1961 where he held a succession of posts before becoming Private Secretary to the Financial Secretary in 1964 and Secretary of the Budget Committee from 1965 to 1969. He was seconded to the Bank of England in 1969 and subsequently acted as Private Secretary to three Prime Ministers (Rt. Hon. Edward Heath 1972-74, Rt. Hon. Harold Wilson 1974-75 and Rt. Hon. Margaret Thatcher 1982-85).

In 1985 Lord Butler became second Permanent Secretary, Public Expenditure, HM Treasury, and in 1988 he was appointed as Secretary of the Cabinet and Head of the Home Civil Service. He retired from the Civil Service in 1998.

He is currently Master of University College, Oxford, and a Non-Executive Director of HSBC Holdings plc. In 1999 he served on the Royal Commission on Reform of the House of Lords and in 2004 chaired the UK Review of Intelligence on Weapons of Mass Destruction. He is a trustee of the Rhodes Trust, a Visitor of the Ashmolean Museum and a member of the Marsh & McLennan International Advisory Board. In addition, he is a member of The Foundation of the College of St George, Windsor Castle, the Mitsubishi Oxford Foundation and a Council member of The Ditchley Foundation. Aged 69.

8. Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

A graduate of Kent State University and holding a doctorate from Yale Law School, Joseph Gorman practised law for five years before, in 1962, joining the legal department of TRW Inc., a multi-national, diversified company specialising in space, defence and automotive systems.

He became Secretary of TRW in 1970 and Vice President in 1972. He served as Vice President and General Counsel from 1976 to 1980 when he was elected Executive Vice President and given responsibility for the Industrial & Energy business unit. In 1985 he was appointed President and Chief Operating Officer of the Company and three years later became Chairman and Chief Executive Officer.

A past Chairman of the US-Japan Business Council, he received Japan’s 1994 Prime Minister’s Trade Award for his contribution to promoting improved US-Japan trade relations. He has served on the Boards of the US-China Business Council and the Prince of Wales Business Leaders Forum and was a member of the President’s Export Council. He is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee.

Joseph Gorman is a Director of Alcoa, Inc., The Procter & Gamble Company, National City Corporation and TMG International AB. Joseph Gorman is a US citizen. Aged 69.

9. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

A graduate of The Queen’s College, Oxford with a degree in Geology and a Sloan Fellow of the Massachusetts Institute of Technology, Richard Haythornthwaite has over 25 years of international industry experience covering a broad mix of strategic and operational roles.

He has extensive experience in organisational and cultural change leadership, cost reduction programmes, results-driven performance initiatives and negotiating and executing acquisitions and divestments worldwide.

Richard Haythornthwaite’s career began with BP plc where he held a variety of positions in its European and American operations from 1978 to 1995, including General Manager of the Magnus Oilfield and President of BP Venezuela.

In 1995 he joined the Board of Premier Oil, where he was responsible for corporate and commercial affairs, and two years later joined Blue Circle Industries plc as Chief Executive of Heavy Building Materials in Europe and Asia. He was appointed Group Chief Executive of Blue Circle in 1999. Following its acquisition of Blue Circle in 2001, he became a Non-Executive Director of Lafarge S.A., standing down from that Board in July 2003. From 1999 to 2003 he was a Non-Executive Director of Cookson Group plc. In addition, from 2001 until 2005, Richard Haythornthwaite was Group Chief Executive Officer of Invensys plc.

He is currently Managing Director of Star Capital Partners, Non-Executive Chairman of Mastercard, Inc., Chairman of the Better Regulation Commission, Chairman of the Almeida Theatre Company Limited and a Board Member of the British Council, The National Museum of Science & Industry and a Director of Otus Associates Limited. Aged 50.

10. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. A law graduate of Bristol University, Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She joined Peat Marwick Mitchell & Co (now KPMG) in 1970 and was made a partner in 1983. Her experience was a combination of corporate and public sector work and she led KPMG’s international government practice.

From 1979 to 1981 she was seconded to HM Treasury. In a further secondment in 1988, she joined the Department of Health as Director of Finance and Corporate Information on the NHS Management Executive, the Board chaired by the NHS Chief Executive. She was a Director of the Bank of England from 1994 to 2001, becoming the Senior Non-Executive Director in 1998. She was a Non-Executive Director of John Laing plc from 2002 to 2004 and has also served as President of the Institute of Chartered Accountants in England and Wales.

Baroness Noakes is currently the Senior Independent Director at both Carpetright plc and SThree plc. She is also a Non-Executive Director of Hanson plc and the English National Opera and is also a trustee of the Reuters Founders Share Company. Aged 57.

Executive Management Team
The Executive Management Team comprises the Executive Directors and the following:

11. Rolf Deusinger
Appointed a member of the Executive Management Team on 1 July 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 as Senior Vice President Human Resources for ICI Paints. Previously he was Head of International Human Resources for Messer Griesheim GmbH based in Germany. He has more than 20 years of international experience in the field of Human Resources, predominantly in consumer businesses, including PepsiCo, covering the Americas, Europe and Central Asia. Rolf Deusinger is a German national. Aged 49.

12. Andy M Ransom
Appointed a member of the Executive Management Team on 1 July 2005. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. A graduate of the University of Southampton, Andy Ransom qualified as a solicitor in 1987 and joined ICI in the same year, specialising as a senior mergers and acquisitions lawyer in the Corporate Centre. He was seconded to ICI Explosives in Toronto, Canada in 1996 and became Vice President and General Counsel for ICI in the Americas, based in New Jersey, USA, two years later. In 2000 he was appointed Group Vice President Mergers and Acquisitions, before being appointed to his current role. Aged 43.

Officers of the Company
The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts. Leonard J Berlik was an Officer until the completion of the divestment of Uniqema on 1 September 2006.

Key management personnel
For the purposes of disclosure under IAS 24 Related Party Disclosures as in note 2 relating to the Group accounts on page 71, key management personnel are considered to comprise the Directors and Officers of the Company.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting one third of the other Directors, or if their number is not three or a multiple of three, the nearest to one third (being those longest in office since their last election or re-election), also retire and are eligible for re-election. In addition, any Director who has been in office for three years or more since his or her last re-election shall retire at the Annual General Meeting.

William H Powell stepped down from the Board in April 2006 and retired from the Group at the end of October 2006.

Adri Baan, David Hamill and Baroness Noakes retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Lord Butler retires in accordance with the policy set out on page 38. He is recommended for re-election.

All Executive Directors are employed on rolling contracts, subject to not more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

www.ici.com	ICI Annual Report and Accounts 2006 37

Back to Contents

Board of Directors, governance and remuneration

Corporate governance

Corporate governance
ICI is committed to high standards of corporate governance. The Group has applied the principles contained in Section I of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code) and has complied throughout 2006, and to the date of this Annual Report, with the provisions set out therein as they apply to the Group.

The Group has taken steps to ensure that it will comply with the provisions of the Combined Code, as amended and reissued in 2006, with effect from 1 January 2007.

The Board
Within the overall strategy and objectives for the Group agreed by the Board, day to day management is delegated to the Chief Executive and Executive Management Team (EMT), with individual chief executive officers being responsible for the performance of each of the businesses.

The Board reviews the operational performance of the Group on a regular basis and also exercises a number of reserved powers which include:

•	responsibility for setting the strategic direction of the Group and agreeing the Group Strategic Plan;

•	approving the annual budget and Group Finance Plan;

•	appointment and dismissal of the Chief Executive and any member of the Board or EMT, and succession planning for these roles;

•	establishing, via the Remuneration Committee, the remuneration policy for Executive Directors and members of the EMT;

•	approving the Group’s Sustainability policy and targets including those for safety, health and the environment;

•	approving and monitoring compliance with ICI’s Code of Conduct (the Group ethics policy) and associated whistleblowing procedures;

•	authorisation of material borrowings and any issue of equity securities;

•	committing to major capital expenditure, acquisitions or divestments;

•	agreeing treasury policy including the agreement of foreign currency and interest risk parameters; and

•	dividend policy.

The Board is also responsible for satisfying itself as to the integrity of financial information and the effectiveness of the Group’s system of internal control and risk management processes.

The division of responsibilities between the Chairman and the Chief Executive, which is set out in writing, has been approved by the Board. In overall terms:

•	the Chairman leads the Board and is responsible for ensuring its effectiveness; and

•	the Chief Executive has direct charge of the Group on a day-to-day basis and is accountable to the Board for its financial and operational performance.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs and share a responsibility for setting and ensuring the highest standards of ethics and integrity across the Group.

The Non-Executive Directors (NEDs) have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors; to scrutinise and challenge performance; to assess risk and the integrity of financial information and controls; and to ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles. Each NED continues to demonstrate that he or she has sufficient time to devote to the Company’s business.

Lord Butler, the Senior Independent Director, leads any Board discussions impacting on the Chairman (from which the latter absents himself), in particular in relation to performance and succession. He is also available to the Chairman as a source of advice on matters affecting the operation of the Board generally.

Currently, the Board comprises ten Directors: the Chairman, Mr P B Ellwood; the Chief Executive, Dr J D G McAdam; three Executive Directors and five independent NEDs, including the Senior Independent Director. Biographical details of the Directors are set out on pages 36 to 37. These individuals demonstrate a range of business, financial and global experience and expertise from a variety of commercial sectors and public life, which is vital to the successful direction of a multi-national company. The Board is balanced, both numerically and in experience, so that no individual or small group of individuals can dominate the Board’s decision making.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code and the New York Stock Exchange corporate governance rules, save that in the case of the latter the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis, the Board has concluded that all the NEDs are independent in character and judgment. On the same basis, Mr Ellwood was also independent when appointed Chairman.

Mr Ellwood is a Non-Executive Director of the US company, First Data Corporation, Inc., but is not otherwise a director of any other company, and his agreement with ICI prohibits him from becoming chairman of another company without ICI’s consent. He does perform a number of pro-bono roles, but these commitments did not change materially in 2006 and the Board remains satisfied that they are not such as to interfere with the performance of his duties as Chairman of ICI, which are based around a commitment of approximately 150 days per annum.

Mr Powell stepped down from the Board on 6 April 2006.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms, commencing with the first Annual General Meeting after the date of their appointment and they have no entitlement to compensation (except in relation to fees and expenses due at the date of termination) if the appointment terminates prior to the end of the three-year term for any reason. There may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders.

In accordance with this policy, Lord Butler will retire and stand for re-election at the next Annual General Meeting of the Company.

38 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

The Company Secretary acts as Secretary to the Board and to the Nomination, Remuneration and Audit Committees. He assists the Chairman in ensuring that all Directors have full and timely access to all relevant information. The Company Secretary is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. He also administers the procedure under which Directors can, where appropriate, obtain independent professional advice at the Company’s expense. The appointment or removal of the Company Secretary is a matter for the Board as a whole.

Attendance at scheduled Board and Board Committee meetings held in 2006

	Full		Nomination			Remuneration			Audit
	Board		Committee			Committee			Committee

Number of meetings in 2006	Eligible		Eligible			Eligible to			Eligible
	to attend	Attended	to attend		Attended	attend		Attended	to attend		Attended

P B Ellwood	8	8	1	†	1	–		–	–		–

Dr J D G McAdam	8	8	–		–	–		–	–		–

A Baan	8	8	1		1	4		3	4		4

A J Brown	8	8	–		–	–		–	–		–

Lord Butler	8	7	1		1	4		3	4		3

J T Gorman	8	8	1		–	4		2	4	†	4

D C M Hamill	8	7	–		–	–		–	–		–

R N Haythornthwaite	8	8	1		1	4	†	4	4		3

C F Knott	8	8	–		–	–		–	–		–

Baroness Noakes	8	8	1		1	4		4	4		4

W H Powell	2	2	–		–	–		–	–		–

† Committee Chairman

In addition to the meetings noted above, an unscheduled Board meeting was held to approve the divestment of the Quest business to Givaudan. Directors were provided with comprehensive background information for this meeting and nine members of the Board were available to participate in the proceedings.

In accordance with ICI’s Articles of Association, the Directors and Officers of the Company are all indemnified out of the assets of the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. In addition to the general indemnity contained in the Articles, the Company has also put in place a specific deed of indemnity (a copy of which may be viewed upon request at the Company’s registered office) setting out in greater detail the terms and conditions of the Company’s indemnity. The Company also purchases and maintains a directors’ and officers’ liability insurance policy. The Board believes that these arrangements are in the best interests of the Company, to enable it to attract and retain high quality Directors and Officers. Neither the Company’s indemnities, nor insurance, provide cover in the event that a Director or Officer has acted fraudulently.

Board Committees
The principal Board Committees, which report to the Board, are the Nomination Committee, the Remuneration Committee and the Audit Committee. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee meets as and when required. Summary remits of the Committees are set out below and full terms of reference are available via the Investors section of ICI’s corporate website (www.ici.com) and in paper form from the Company Secretariat on request. Directors’ attendance at scheduled Board and Board Committee meetings during 2006 is set out in the table above.

Nomination Committee
The Nomination Committee is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and EMT. It met on one occasion in 2006 to conduct a review of its effectiveness.

The Nomination Committee comprises the Non–Executive Directors, under the chairmanship of Mr Ellwood.

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals, including any compensation on termination of office.

It met on seven occasions in 2006, three of which were unscheduled. These unscheduled meetings were primarily to confirm finalisation of matters discussed in detail at scheduled meetings and were attended by those Committee members available at the time to participate.

The Committee comprises the NEDs under the chairmanship of Mr Haythornthwaite. The Chairman of the Committee normally invites the Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward to attend meetings, to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own personal remuneration.

The work of the Remuneration Committee during 2006 has included consideration of the following matters:

•	approving the 2006 Annual Incentive Plan (AIP) ranges and key strategic objectives for the Chief Executive and the EMT;

•	a review of the reward components comprising the executive remuneration package and making changes as required to ensure it remained fully aligned with the remuneration policy;

www.ici.com	ICI Annual Report and Accounts 2006 39

Back to Contents

Board of Directors, governance and remuneration

Corporate governance continued

•	approving annual grants, awards, performance conditions and payments under the AIP, the Executive Share Option plan and the Performance Growth Plan (PGP) for the Chief Executive and the EMT;

•	reviewing and approving the 2005 Remuneration Report;

•	approving the required IFRS restatement for existing EPS performance conditions for the Executive Share Option plan and approving the outcome of those performance conditions due to be tested in 2006;

•	reviewing and approving the retirement arrangements for Mr Powell;

•	approving Mr Knott’s appointment as Non-Executive Director of Imperial Tobacco Group PLC;

•	conducting a review of the effectiveness of the Remuneration Committee;

•	approving changes to the Committee’s Terms of Reference to ensure alignment with the revised Combined Code;

•	considering and approving revised fee and base salaries for the Chairman, the Chief Executive and the EMT;

•	approving changes to the rules of the PGP, following the introduction of new age discrimination legislation; and

•	approving required revisions to the peer group companies for the Total Shareholder Return (TSR) performance measure of the PGP.

The Remuneration Report on pages 45 to 56 includes details of remuneration policy and practices, and the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. It met on four occasions in 2006. The Committee comprises the NEDs under the chairmanship of Mr Gorman. The dates on which these individuals were first appointed to the Committee are as follows:

J T Gorman	September 2000
A Baan	June 2001
Lord Butler	July 1998
R N Haythornthwaite	February 2001
Baroness Noakes	March 2004

The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit Committee Report
The work of the Audit Committee during 2006 included consideration of the following matters:

•	in respect of the 2005 year end: the full year results release, the Annual Report and Accounts, and the annual report from the external auditor;

•	the quarterly financial results and the Interim Report 2006;

•	developments in accounting standards and the Group’s responses;

•	the Group’s risk management processes;

•	the 2005 full year report on internal audit and the effectiveness of internal control;

•	the progress of the 2006 internal audit programme and matters arising therefrom;
•	a review of the strategy for the internal audit function;

•	reviewing the Group’s progress in achieving compliance with Section 404 of the US Sarbanes-Oxley Act 2002, regarding internal control over financial reporting;

•	the recommendation to the Board of the reappointment of KPMG Audit Plc as the external auditor and approval of the 2006 external audit plan and fee proposal;

•	the policy on auditor independence and provision of audit and non-audit services by the auditor;

•	the Group’s compliance with the Combined Code and the New York Stock Exchange Corporate Governance rules;

•	the proposed format of the 2006 Business review;

•	material litigation affecting the Company;

•	the Terms of Reference and the effectiveness of the Audit Committee; and

•	reporting on the Group’s whistleblowing programme which ensures that appropriate arrangements are in place for employees to be able to raise, in confidence, matters of possible impropriety, with suitable subsequent follow-up action.

Regular attendees at Audit Committee meetings, at the invitation of the Chairman of the Committee, include: the Chairman, Chief Executive, Chief Financial Officer, General Counsel, Chief Internal Auditor, Group Financial Controller and the external auditors, KPMG. The Committee meets regularly with the external and internal auditors without the presence of management.

The Audit Committee has established a policy which is intended to preserve the independence of KPMG Audit Plc, when acting as auditor of the Group Accounts. This policy governs the provision of audit and non-audit services by the auditor and its associates. It identifies certain non-audit services which the auditor is prohibited from providing. Certain defined categories of permitted service are approved by the Audit Committee on an annual basis and the Chairman of the Audit Committee may approve additional categories, subsequently ratifying these with the Audit Committee at its next meeting. Audit and non-audit engagements are also subject to formal authorisation procedures based on the level of fees involved, with major engagements requiring specific authorisation by the Committee.

Internal control and audit
In accordance with the Turnbull Guidance on internal control, the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2006 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. This process is regularly reviewed either directly by the Board or by the Audit Committee, which reports its findings for consideration by the Board.

The Board also confirms that it is responsible for maintaining the Group’s system of internal controls and for reviewing its effectiveness. The internal control systems are designed to meet the Group’s particular needs and the risks to which it is exposed. They are designed to manage, rather than eliminate, the risks to the achievement of business objectives, and can only provide reasonable and not absolute assurance against misstatement or loss.

40 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

At the core of the risk management process is the Group risk register, and the support provided to the Board by the Group Risk Committee (GRC). The GRC is chaired by the Chief Financial Officer and comprises the heads of major corporate functions, the Chief Internal Auditor and the Group Vice President Legal.

The GRC consolidates, reviews and prioritises input from the businesses and management and reports its conclusions to the Audit Committee and the Board. Normally, the Audit Committee reports to the Board the results of its review of the risk management process for the full Group risk register. The full Board then reviews the Group risk register and draws its collective conclusions as to the effectiveness of the system of internal control. However, in 2006 the risk management process and performance were reviewed by the full Board, allowing Directors the opportunity to review the appropriateness of the Group’s approach to risk. Further information on the risks faced by the Group is included in the Risk Factors section of the Business review on pages 33 to 35.

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes include strategic planning, the appointment of senior managers, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance. Businesses are responsible for meeting the defined reporting timetables and compliance with Group accounting manuals, which set out accounting policies, controls and definitions. The Chief Executive receives a monthly summary of financial results from each business, and the Group’s published quarterly financial information is based on a standardised and timely reporting process.

The Group’s strategic direction has been regularly reviewed by the Board. Annual plans and performance targets for each business were set by the Chief Executive and were reviewed in total by the Board in the light of the Group’s overall objectives.

Responsibility for monitoring compliance with Group policies and guidelines rests with the chief executive officers of the businesses and with senior managers at the Corporate Centre. Annual statements of compliance are provided to the Chief Executive, and these statements are reviewed by the relevant functional leader for each policy area. In turn, there is an annual report to the Audit Committee, on behalf of the Board, on the degree of compliance with Group policies and guidelines. Corrections to any weaknesses found are monitored and controls are developed to match changing circumstances.

The Internal Audit function reviews internal controls in all key financial activities of the Group, typically over a three-year cycle. It acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained. Quarterly reviews have been conducted during the year between internal audit management and the senior management of the businesses to assess their current control status and to identify and address any areas of concern.

In accordance with the provisions of the Turnbull Guidance, the Board has undertaken its annual assessment of the effectiveness of the Group’s system of internal controls, key inputs to the 2006 assessment have included:

•	the review at the full Board meeting in November of the Group risk register, of the risk management processes and of opportunities to further improve risk mitigation activities, following proposals from the GRC;
•	the findings from the annual process of statements of compliance with Group policies and guidelines;

•	an evaluation of the Group-level controls using the framework included in the Turnbull Guidance;

•	the findings from the 2006 internal audit programme;

•	the programme to achieve compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002. This programme has assessed the design adequacy and operating effectiveness of the internal controls over financial reporting. The risk-based approach has focused on the controls at the Corporate Centre, business headquarters and larger operating units; management’s testing of the operating effectiveness of these controls has been undertaken primarily using independent external consultants; and

•	regular updates to the Board from the Vice President Sustainability on the Group’s safety, health and environment performance.

Whilst areas for improvement in control have been identified and actions initiated as a result of the above processes, no significant shortcomings in internal control have been identified from the annual assessment.

Board effectiveness
Induction and continuing development
On appointment all new Directors receive a formal induction, tailored to their particular needs, which includes, as appropriate, visits to key locations and meetings with senior executives. Throughout their period in office, Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a director of a listed company and are periodically updated on these as part of their continuing development.

Evaluation
All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute. The reviews are led as indicated below.

Board Member	Review led by:
Chairman	Senior Independent Director

Senior Independent Director/other Non-Executive Directors	Chairman

Chief Executive	Chairman

Executive Directors	Chief Executive

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans. The Chief Executive and Chairman each absent themselves when their own performance is being assessed. Discussions are led by the Chairman (except in relation to his own performance and succession when the Senior Independent Director takes the chair) and feedback is provided.

In addition, in 2006, a review took place of the effectiveness of the Board and its principal Committees. The Directors were asked to complete questionnaires and to provide comments on Board and Committee procedures and effectiveness. The results of the evaluations were reviewed by the Chairman and the Company Secretary, prior to being presented to the Board as a whole. The collective view of Directors was that the Board and its Committees were operating effectively.

www.ici.com	ICI Annual Report and Accounts 2006 41

Back to Contents

Board of Directors, governance and remuneration

Corporate governance continued

Discussions, during and following the review, focused on a number of detailed areas including the following:

Board Composition
In reviewing the skills, attributes and experiences of those Directors currently in office, the Board has identified possible specific areas of knowledge and expertise that it will look for in future NED appointments.

In addition, the following points were highlighted in the evaluation:

•	the Board’s remit reflects what is required of an effective Board and its meetings, agendas and activities address the elements contained in its remit;

•	the Board comprises a diverse mix of individuals with appropriate levels of skill, knowledge and experience; and

•	the Board operates in an open and constructive manner, with high quality discussion and debate, with valuable and effective contributions made by all Directors and with a collective desire for the Company to succeed.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the US Sarbanes-Oxley Act 2002, as it applies to foreign issuers. As at 31 December 2006, the Company was in compliance with all applicable rules and regulations arising from Sarbanes-Oxley. In particular, the Group has designed its processes, controls and procedures to meet the requirements of Section 404 of the US Sarbanes-Oxley Act.

In accordance with recommendations issued by the SEC, the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel and Company Secretary, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, and the Chief Internal Auditor and Group Financial Controller.

The Disclosure Committee’s responsibilities include:

•	designing, maintaining and evaluating the Company’s disclosure controls and procedures and reporting its evaluation to the Chief Executive and Chief Financial Officer;

•	reviewing the Company’s Annual Reports, interim results announcements and other materials disseminated to shareholders before they are released;

•	satisfying itself as to the verification processes for all announcements and the formal sign-off of related documents; and

•	recommending appropriate employee training in respect of the handling of inside information and the ICI Disclosure Policy.

In accordance with the ICI Disclosure Policy, the Committee provides a formal report to the Board on an annual basis, through the Company Secretary, stating how the Committee has performed its duties in respect of monitoring inside information.

As a NYSE-listed foreign private issuer, ICI is subject to the NYSE corporate governance rules and must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under the NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and the NYSE corporate governance rules applicable to US companies.

Independent Directors
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

The NYSE rules include detailed tests for determining director independence while the Combined Code prescribes a more general standard for determining director independence. The Combined Code requires a company’s board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgment.

The ICI Board does not have a majority of independent Directors. However, the Board includes a balance of Executive Directors and independent Non-Executive Directors such that no individual or group can dominate the Board’s decision making and the Company complies with the Combined Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that, in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse and has concluded that all the NEDs are independent and that ICI complies with the requirements of the Combined Code.

Nominating/Corporate Governance Committee
US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee composed entirely of independent directors with a charter that addresses the Committee’s purpose including the responsibility to develop and recommend to the Board a set of corporate governance principles.

ICI does not have a Nomination/Corporate Governance Committee. ICI’s Nomination Committee comprises the Company’s independent Non-Executive Directors and the Chairman who was deemed, under the Combined Code, to be independent on appointment.

The responsibility for developing the Company’s corporate governance principles rests with the Board.

Non-management Directors’ meetings
Pursuant to NYSE listing standards for US companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. ICI’s NEDs meet twice a year with the Chairman and Chief Executive. These meetings include evaluation of Board and individual Director performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performance is being assessed. Discussions are led by the Chairman, except when his own performance and succession are discussed, when the Senior Independent Director takes the chair.

42 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the United Kingdom to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

As stated on page 38, ICI has applied the principles contained in Section I of the Combined Code and has complied throughout 2006, and to the date of this Annual Report and Accounts, with the provisions set out therein as they apply to the Company. The Combined Code does not require ICI to disclose the full range of corporate governance guidelines with which it complies.

In compliance with the governance rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, the Company has determined that each member of the ICI Audit Committee satisfies the SEC independence requirements. As part of this determination the Company confirms that no compensation from the ICI Group has been received by any child or stepchild sharing a home with an Audit Committee member. The Company has filed with the NYSE a written affirmation that the Audit Committee complies with Section 303A of the NYSE’s Listed Company Manual.

Principles of business conduct
As a leading international company, ICI’s reputation for high ethical standards is central to its business success. ICI’s Code of Conduct, (“the Code”) was updated in 2006 and provides guidance in this area. It applies to all ICI employees, including Directors and Officers. A confidential, independently operated, whistleblowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on ICI’s corporate website (www.ici.com) and is available in paper form from the Company Secretariat on request.

In 2006 the Board adopted a new updated Group Antitrust Compliance Policy. This Policy sits within the framework of the Company’s Code of Business Conduct and is a key element of effective corporate governance. The Policy states the Company’s zero tolerance approach to breaches of antitrust law. The Company is also updating and strengthening its existing antitrust training programmes to support the objectives of the Policy.

Shareholder communications
Communications with shareholders are given a high priority. The Company’s financial reports are available to shareholders in paper and electronic form. ICI’s corporate website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

Shareholders have the opportunity to receive documents such as the Notice of Meeting, form of proxy, the Annual Report and Annual Review in electronic form via the Internet rather than in paper form through the post. Shareholders choosing this option will receive a notification by e-mail each time the Company publishes such documentation on its website. Shareholders may also appoint proxies electronically.

Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders on matters such as governance and strategy rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer, who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request. The Senior Independent Director has a specific responsibility to be available to shareholders who have concerns, for whom contact with the Chairman, Chief Executive or Chief Financial Officer has either failed to resolve their concerns, or for whom such contact is inappropriate.

The Board commissions an independent survey of investor views covering both the UK and USA on a biennial basis which provides valuable feedback from investors. The survey includes a specific opportunity for investors to comment on the quality of the communication they receive in their contact with the Chief Executive and Chief Financial Officer.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and, through him, the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders can leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors. To ensure transparency, and in accordance with the principle that every share should be entitled to a vote, all votes at shareholder meetings, other than on procedural issues, are taken by way of a poll.

Annual General Meeting
The Notice convening the Annual General Meeting, to be held on Wednesday 23 May 2007, is contained in a separate letter from the Chairman accompanying this Annual Report and Accounts. In line with Combined Code recommended best practice, at least 20 working days’ notice of the AGM is provided by the Company.

The following Directors will seek re-election at the AGM: Lord Butler, Mr Baan, Mr Hamill and Baroness Noakes.

Further details on the business to be transacted at the Annual General Meeting are contained in the Notice.

Companies Act 2006
The Companies Act 2006 was enacted on 8 November 2006 and will replace the major part of the Companies Acts 1985 and 1989 and much of the Companies (Audit, Investigations and Community Enterprise) Act 2004. The Company is developing plans to ensure that it will comply with the requirements of the new legislation as and when these become effective.

Corporate Governance Rating
In a report issued in July 2006 Governance Metrics International, a global corporate governance ratings agency, ICI was ranked among the top UK companies, with an overall global corporate governance rating of 8.5 out of a possible 10.

www.ici.com	ICI Annual Report and Accounts 2006 43

Back to Contents

Board of Directors, governance and remuneration

Directors’ report

The Directors of Imperial Chemical Industries PLC have pleasure in presenting their Annual Report and Accounts for the year ended 31 December 2006.

Principal activities
The principal activities of the Company are research, manufacture and sale of paints and other chemical products. A review of the Company and its subsidiaries’ businesses, including research and development and an indication of likely future developments is given on pages 6 to 35 of this Report.

Dividends
The Directors have declared the payment of a second interim dividend of 4.75 pence per Ordinary Share to be paid on 13 April 2007 to Ordinary shareholders on the Company’s Share Register on 2 March 2007.

A first interim dividend of 4.15 pence per Ordinary Share was paid on 6 October 2006 making a total of 8.90 pence (2005 7.70 pence).

Share capital
Changes in the Company’s ordinary share capital during the year are given in note 27 relating to the Group accounts.

Substantial shareholders
Details of parties holding significant interests in the ordinary share capital of the Company as at 19 February 2007 are given on page 151 of this Report.

Purchase of own shares
At the Annual General Meeting held on 24 May 2006, the Company was given authority to purchase up to 119,242,306 of its Ordinary Shares. This authority will expire at the 2007 AGM. Although no Ordinary Shares have been purchased by the Company during the period from 24 May 2006 until the date of this Report, a special resolution will be proposed at this year’s AGM to renew the authority to make market purchases up to a maximum of 10% of the issued share capital of the Company.

Directors
The names and biographies of the Directors of the Company at the date of this Report and details of Board changes that have occurred since the last Annual Report are given on pages 36 to 37 of this Report.

Corporate governance
A review of the Group’s corporate governance arrangements is given on pages 38 to 43 of this Report.

ICI employment principles
A summary of the Group’s employment principles is given on pages 19 to 21 of this Report.

ICI disability discrimination policy
A summary of the Group’s policy on disability discrimination is given on pages 20 and 21 of this Report.

Financial risk policies
A summary of the Group’s Treasury policies relating to financial risk are given on pages 29 to 31 of this Report.

Payment to suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is then made to these terms, subject to the terms and conditions being met by the supplier. Payment terms can differ in the many markets in which ICI trades. Trade creditors of the Company at 31 December 2006 were equivalent to 60 days (2005 62 days) purchases, based on the average daily amount invoiced by suppliers to the Company during this year.

Charitable and political donations
The Group’s worldwide charitable donations in 2006 amounted to £2.0m (2005 £2.6m) .. Of this total, £0.1m was spent in the UK (2005 £0.5m).

The Group made no donations for political purposes during 2006.

Auditor
KPMG Audit Plc has expressed its willingness to continue in office as Auditor of the Company and resolutions proposing its re-appointment and authorising the Directors to agree its remuneration will be submitted to the Annual General Meeting.

The total audit fees of the Group were £1.4m (2005 £1.3m) . Included in services other than audit – remuneration of the auditor and associates is £1.9m (2005 £2.1m) which relates to fees for audits of subsidiary companies in the UK and overseas, both for the purposes of consolidation into the Group accounts and to meet statutory requirements of the countries in which subsidiaries operate.

Fees paid to the Auditor (and its associates) of the Company for services other than statutory audit supplied to the Group including fees for audits under section 404 of the US Sarbanes-Oxley Act 2002 during 2006 are given on page 80 of this Report. These fees have been fully reviewed by the Audit Committee.

Disclosure of information to Auditors
Each person who is a Director of the Company at the date of approval of this Report confirms that:

i)	so far as the Director is aware, there is no relevant audit information of which the Company’s auditors are unaware; and

ii)	each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any information and to establish that the Company’s auditors are aware of that information.

This information is given and should be interpreted in accordance with the provisions of Section 234ZA of the Companies Act 1985.

Directors’ remuneration and interests
A statement of Directors’ remuneration and their interests in the shares, debentures and options of the Company and its subsidiaries is set out in the Remuneration Report on pages 45 to 56.

Business review
Pursuant to the requirements of the Companies Act 1985, the Company has prepared a Business review which contains information on the development and the performance of the business during the financial year and the position of the Company at the end of the year. ICI’s Business review can be found on pages 9 to 35 of this Annual Report.

Going concern
The operation of the Group’s control procedures gives the Directors a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Group accounts.

Annual General Meeting
The Annual General Meeting will be held on Wednesday 23 May 2007 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. The Notice of Meeting, together with an explanation of the business to be dealt with at the Meeting, is set out in the separate letter from the Chairman accompanying this Annual Report and Accounts.

On behalf of the Board	Registered Office
20 Manchester Square
London W1U 3AN
Company Secretary

22 February 2007	Registered number: 218019

44 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Remuneration report

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors is determined by the Remuneration Committee and seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. Furthermore it requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with which ICI competes for talent.

Consequently, the remuneration package for Executive Directors is based upon the following principles:

•	there should be a clear link between required performance and achievable reward. Performance related elements should form a significant proportion of the total package;

•	the total package for on-target performance should be fully competitive in the relevant market;

•	incentives should align the interests of executives and shareholders and reward the creation of long-term value for ICI within a framework which enables risk to be assessed and managed; and

•	there should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
Base salary
Base salaries for all Executive Directors are reviewed each year and are adjusted, where appropriate, to recognise the individual’s role, performance and position in their salary range and experience, as well as developments in the external executive pay market. The policy is to set base salaries within ranges positioned around the mid-market level for similar large international companies in the relevant national market (e.g. UK-based companies form the comparator group for UK-based executives). This is consistent with the remuneration principle that the total package for on-target performance should be fully competitive in the relevant market. Market pay data is supplied by independent external advisers appointed by the Remuneration Committee.

Annual Incentive Plan
The Annual Incentive Plan is designed to motivate Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes, thereby providing alignment between key annual business targets and reward. Individual objectives for each executive are aligned with the Group’s wider key strategic goals and are agreed annually by the Remuneration Committee.

Long-term incentives
ICI’s long-term incentives are designed to focus Executive Directors on sustainable longer-term business performance of ICI, strengthening the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan (ESOP) with performance conditions aligned to business strategy. Together, these plans are designed to deliver competitive rewards, relative to the appropriate national markets, for improved financial performance, share price appreciation and superior shareholder returns.

Retirement and other benefits
The nature and scale of the Executive Directors’ benefits packages are positioned around the median of the relevant national market.

The major element of the retirement and other benefits package is the retirement benefit. Since October 2000 (UK) and April 2002 (USA) all new employees, including Executive Directors, have retirement benefits provided on a defined contribution basis or receive an equivalent cash allowance, so that the costs to ICI are stable and predictable. Where Executive Directors participated in a defined benefit pension plan prior to October 2000 (UK) or April 2002 (USA) they retain this entitlement on equivalent terms to those that had applied at the time they joined the ICI Group when their business was acquired from Unilever. Where possible, plans provide flexibility and choice to increase participant commitment, and enable executives to make their own contributions in addition to those made by ICI. In this way, the Company encourages and supports its Executive Directors to play an active role in planning for their own retirement needs. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

For Executive Directors, the target level of shareholding is as follows:

Target value of shareholding
Chief Executive	Two times base salary
Executive Directors	One times base salary

Overview of changes to application of policy for 2007
During 2006, the Remuneration Committee reviewed the remuneration policy and proposes to make the following changes for 2007, subject to shareholder approval where required:

•	ensure that the reward opportunity from both the short and long-term incentive plans remains market competitive;

•	re-balance the mix of long-term incentives between share options and the PGP;

•	pay dividends in respect of vested awards under the PGP; and

•	change and simplify the PGP performance criteria for divisional executives.

The proposed changes were discussed in detail with the Company’s major institutional shareholders and a number of their suggestions were incorporated. The changes provide for a higher degree of leverage and are set out in detail later in this report. Indicatively, for the Chief Executive the total value of the package remains no higher than the UK market median.

2007 Remuneration structure
The relative values of the main elements of the remuneration packages for the Chief Executive and the other Executive Directors, following the policy changes set out above, are illustrated in the charts below. The performance related elements, when valued at target performance levels, comprise more than 60% of the package (excluding pension and other benefits).

www.ici.com	ICI Annual Report and Accounts 2006 45

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

Base salaries
As in prior years, salaries for Executive Directors have been reviewed for 2007 in line with the policy set out above. The average increase was 8.7% . The maximum increase was 13.3% and the minimum was 3.9% . The largest increases were applied to high performing executives whose salaries were substantially below the median of the external market. This was part of a multi-year program to ensure base salaries for high performing executives are appropriately positioned around the market median.

Annual Incentive Plan
The target bonus opportunity available to the Chief Executive for 2007 will be increased from 50% to 70% of salary to ensure it remains competitive with the external market. The maximum opportunity that will be possible for significant over-achievement of the pre-set targets will be increased from 100% to 140%. For other Executive Directors the target annual bonus will be increased from 50% to 60% and the maximum from 100% to 120%.

These increases are in line with the remuneration policy and ensure the levels of bonus potential (both target and maximum) remain competitive with ICI’s comparator group of similar large international companies. The Remuneration Committee is satisfied that the revised levels of target and maximum bonus potential, combined with ICI’s target setting process, will result in equitable payments appropriate for the levels of performance delivered, particularly recognising the salary levels from which the bonus is referenced which are also set around market median levels.

The 2007 bonus targets for Executive Directors are a combination of profit, cash flow, sales, return on capital employed and performance against key strategic objectives. Financial targets, related performance ranges and key strategic objectives are approved by the Remuneration Committee, which retains discretion in the final determination of awards by taking into account the Group’s broader performance and special performance items, in addition to the achievement of the specified financial targets. In all cases at least 75% of the bonus opportunity is based on financial performance measures. The performance ranges associated with target and maximum payments will continue to be challenging with a very high degree of stretch representing a clear progression of year on year performance.

Long-Term Incentives Grant Policy
Executives are granted a mix of options and PGP awards. There is flexibility for the Remuneration Committee to alter the mix between the two different types of long-term incentive, subject to individual limits within the PGP and option plan rules. The Committee reviews this mix annually to ensure it remains appropriate.

Following three annual grant cycles under the ESOP and six under the PGP, the Remuneration Committee undertook a detailed review of the long-term incentive plans. The Committee wanted to ensure the design and structure of the long-term incentive plans remained fully aligned with the principles of the remuneration policy as set out earlier in this report and that they continued to reflect both best practice and external market norms.

The Remuneration Committee believes that for 2007 the balance of the total long-term incentive package should be changed so that PGP awards form a greater proportion of the long-term incentive package, with a scaling back of option grants. This change will place a greater emphasis on achievement of sustained long-term performance relative to ICI’s peer group and also reflects evolving market practice, which is showing a greater emphasis on long-term incentive plans, such as ICI’s PGP, rather than share option schemes.

The proposed changes to the grant levels are set out below for the Executive Directors.

	2006 grant policy		2007 grant policy
	(% salary)		(% salary)
	Options	PGP	Options	PGP

Chief Executive	300%	100%	200%	160%

Other Executive Directors	300%	90%	175%	160%

To further increase the leverage in the PGP awards, the threshold vesting level for the PGP for achieving median TSR performance versus the peer group will be reduced from its current level of 40% of the maximum award to 20% of the maximum award level set out in the above table. Maximum payment will be achieved for upper quartile performance versus the peer group. These changes are designed to increase the linkage between pay and business performance. The Remuneration Committee will keep this leverage under review and will make further adjustment in the future, where appropriate.

The change to the mix between options and PGP and the changes to the vesting schedule have increased the value of the long-term incentives marginally, but the leverage in the package has been changed markedly through a significant reduction in the level of vesting at threshold performance (from 40% to 20% of the maximum award) to increase the emphasis at the upper end of the performance range.

46 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

In addition to changing the balance between PGP awards and options, PGP awards granted from 2007 will have a right to the value of dividend payments over the vesting period, to the extent that awards ultimately vest. The Remuneration Committee believes that this will improve alignment between executives’ packages and investors’ interests and has taken into account the additional value when determining the mix of awards, performance conditions and the grant levels under each plan. This change is also in line with the guidelines on long-term incentives published by the Association of British Insurers.

The individual limit in the PGP Rules currently restricts awards over shares to no more than 100% of base salary (200% of salary for US-based employees) and the Rules do not permit the value of dividends over the vesting period to be paid. Therefore, it is proposed to seek shareholder approval at this year’s AGM to increase the individual limits which apply to awards to UK and US executives and allow for the payment of dividends on vested shares. Details of these and other proposed changes to the PGP are disclosed in the Letter to Shareholders and Notice of Annual General Meeting 2007.

Performance Growth Plan (PGP)
Under the PGP, conditional awards of ICI shares are granted to Executive Directors which are linked to performance over a fixed three-year period. In previous years the Chief Executive and Chief Financial Officer have had their entire PGP award based solely on a Total Shareholder Return (TSR) based performance condition. TSR is the change in share price plus reinvested dividends. For the other Executive Directors, each of whom has responsibility for the performance of one of ICI’s businesses, half of the PGP award has been subject to a TSR performance condition and half has been subject to a performance condition based on Economic Profit of the division. Economic Profit is based on profit after tax less a charge for the use of capital.

From 2007, the policy for PGP awards granted to Executive Directors responsible for ICI’s businesses will be changed by the removal of the Economic Profit performance condition applying to 50% of the award, so that the entire award will be subject to the TSR performance condition. This is in line with ICI’s strategic focus on delivering sustained long-term performance through a common corporate agenda.

Therefore, the performance conditions applying to PGP awards from 2007 to all Executive Directors will be as follows:

•	the number of shares earned under the PGP will depend wholly on the Total Shareholder Return (TSR) for ICI relative to the TSR of each of the companies in ICI’s peer group as set out below; and

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The peer group for the TSR element represents key competitors of ICI’s businesses and companies comparable to ICI, selected on the basis of market location, size, portfolio and performance. The peer group is approved by the Remuneration Committee with advice from external independent advisers. It is reviewed annually and also on the occasion of a significant event impacting either ICI or one of the peer group companies.

The peer group companies for the conditional awards made in 2006 were: Air Products and Chemicals, Akzo Nobel, BASF, BOC, Chemtura, Ciba Speciality Chemicals, Clariant, Degussa, Dow Chemical, DSM, DuPont, Givaudan, International Flavors & Fragrances, Rohm and Haas, PPG Industries, and Sherwin-Williams. During 2006, corporate events relating to BOC and Degussa required these companies to be replaced.

The selected replacements were Johnson Matthey and Valspar respectively. The peer group for 2007 will be reviewed by the Remuneration Committee following the completion of the divestment of the Quest business to ensure the constituent companies remain relevant to ICI’s ongoing business portfolio. The agreed 2007 peer group will be disclosed in the 2007 Remuneration Report.

For the maximum awards to be paid on the TSR element, performance of ICI must be at the upper quartile or higher compared with the comparator companies in the peer group. For achieving median TSR performance, 20% of this maximum award will be paid. Awards are pro-rated between the median and upper quartile. No award will be paid for below-median TSR performance.

TSR has been selected as a performance measure as it will reward any relative out-performance of ICI versus its global competitors. TSR is calculated by independent external advisers and approved by the Remuneration Committee.

The shares required to make awards under the PGP are purchased in the market. There is, therefore, no dilution of the Company’s issued share capital.

Executive Share Option Plan (the Plan)
The Plan grants options that vest and become exercisable provided demanding performance conditions are met. For grants made in 2007, an earnings per share (EPS) performance condition will require average annual growth over three years in Adjusted EPS (i.e. EPS before special items) of between RPI+4% per annum and RPI+8% per annum for between one third and 100% of the awards to be exercisable respectively. Options become exercisable three years from the date of grant, to the extent determined by the Performance Condition. There is no retesting.

The Remuneration Committee considers that an EPS-based performance condition remains appropriate for share options, as it provides a financial underpinning to the primary performance requirement inherent in an option, that is, to grow the share price. The growth range is considered to be appropriately challenging, taking account of the reward opportunity available, industry-specific factors and the markets in which the Company operates.

2006 Actual remuneration
Base salaries
Salaries for Executive Directors were reviewed and increased with effect from 1 January 2006 when individual increases for those due for review on 1 January 2006 ranged from nil to 9.7% with an average increase of 4.4% . Individual increases reflected both the performance of the individual executive and their base salary position relative to the external market. In line with the policy on setting base salaries within market ranges, a nil increase was applied to any executive whose base salary was positioned above their market range. The nil increase is a reflection of the application of the base salary policy and not the executive’s performance. Details of base salaries are shown in the Directors’ emoluments table on page 49.

Annual Incentive Plan
The bonus opportunity available to Executive Directors for 2006 for the achievement of on-target performance was 50% of base salary, with a maximum opportunity of 100% of base salary for significant over-achievement.

www.ici.com	ICI Annual Report and Accounts 2006 47

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

The targets focused on the delivery of profit, cash flow, return on capital employed (ROCE), sales and key strategic objectives, with greatest weighting on the financial measures of profit and cash flow. For those executives responsible for the performance of one of ICI’s businesses, the heaviest weighting was on the profit of the executive’s own business, with the other financial measures being the cash flow, ROCE and sales performance of their business plus an element on ICI Group profit and cash flow performance.

On-target performance and the ranges defining minimum and maximum payment were agreed by the Remuneration Committee and were set to be appropriately challenging for the ICI Group and for each business. Indicatively, the financial performance required to achieve maximum payment in 2006 on the ICI Group profit measure was 10% greater than the level for on-target performance.

Bonus payments made to the executives in respect of ICI’s performance in 2006 reflected good performance, particularly against a backdrop of mixed market conditions. The Group exceeded the target level of performance for adjusted profit before tax and cash flow. Return on capital employed reached the on-target level for the Group. More than 75% of the bonus payments were linked to financial targets. Performance against key strategic objectives reflects targets that were focused on driving profitable growth and operating efficiency, implementing the restructuring plans and further developing the executive and senior management talent pool. The level of performance, against both financial targets and key strategic objectives, has been reviewed in detail by the Remuneration Committee which has approved the level of individual payments.

The payments under the 2006 Annual Incentive Plan are shown in the Directors’ emoluments table on page 49.

Long-term incentives
For the 2004 to 2006 performance period of the Performance Growth Plan (PGP), ICI’s share price growth and dividend yields resulted in a Total Shareholder Return (TSR) that ranked ICI at Position 1 out of the 17 companies in the peer group. At this level of TSR performance the maximum of the TSR related awards made in 2004 will vest. Details of the shares released to individual Executive Directors are set out on page 50.

Three current Executive Directors received an award under the Economic Profit measure of the PGP for the 2004 to 2006 performance period and this is shown on page 50 together with details of the performance achieved.

Details of the share option plan under which options were granted in 2006 are laid out on page 47 and the performance conditions are set out on page 52.

There were no options exercised by current Executive Directors during 2006.

Performance graphs
(not subject to audit)

The first graph shows ICI’s five-year performance versus the peer group of companies for the TSR performance condition for PGP awards made in 2006.

As required by UK disclosure legislation, the second graph illustrates the performance of ICI and a “broad equity market index” over the past five years. The index shown is the FTSE 100 as ICI has been a constituent of this index throughout the five-year period.

48 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Directors’ emoluments
(audited)

		Base salaries		Annual incentive		Benefits and other		Total
		and fees (note 1)		payments		emoluments (notes 2,3)		(note 4)
		2006	2005	2006	2005	2006	2005	2006	2005
	Notes	£000	£000	£000	£000	£000	£000	£000	£000

P B Ellwood	5	275	260					275	260

Dr J D G McAdam	6	768	700	518	478	19	23	1,305	1,201

A J Brown	3,7	415	54	278		137	23	830	77

D C M Hamill	3,6	430	406	200	263	121	134	751	803

C F Knott	3,8	388	381	252	199	88	89	728	669

W H Powell	1,4,7,9	102	414	63	179	5	19	170	612

A Baan	10	45	36					45	36

Lord Butler	10	55	46					55	46

J T Gorman	10	55	46					55	46

R N Haythornthwaite	10	55	46					55	46

Baroness Noakes	10	45	36					45	36

Directors in prior years	11		268		165		20		453

Total		2,633	2,693	1,311	1,284	370	308	4,314	4,285

(1)	Base salaries and fees for 2006, included in the table, are the same as the annual rate of base salaries or fees in payment at 31 December 2006, except in respect of Mr Powell whose annual base salary during 2006 was US$754,500.

(2)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans) and, for UK-based Directors in 2005, external advice provided to them on the new UK pension regime.

(3)	Other emoluments comprise retirement benefit allowances payable in cash to Mr Brown and to Mr Hamill (see notes 6 and 8 to pension benefits table on page 53), a car allowance paid to Mr Brown in lieu of provision of a company car and an overseas allowance payable to Mr Knott.

(4)	No compensation for loss of office payments were made to Mr Powell or any other Directors during 2006 and no such payments were made to any Directors in 2005. There are no itemised disclosures included in the Total figures in connection with expense allowances paid in respect of services chargeable to UK income tax as no such payments were made to any Directors in 2006 or 2005.

(5)	During 2006, Mr Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares (2005 30%).

(6)	Dr McAdam and Mr Hamill participate in “Pensave” which is an all-employee arrangement related to pension contributions. Base salaries for these executives are reported in the table excluding Pensave related adjustments.

(7)	Mr Brown was appointed an Executive Director on 14 November 2005 and Mr Powell stepped down as a Director on 6 April 2006 prior to his retirement from the company later that year. The amounts reported for these individuals are in respect of the part of the year for which they were employed as a Director.

(8)	Mr Knott has service agreements with Quest in both the Netherlands and in the UK. Mr Knott’s annual base salary as at 31 December 2006 under these agreements comprised €400,000 and £114,750 respectively. The base salary disclosed is the total Sterling equivalent. The Euro-denominated salary is translated at the average exchange rate (2006 £1 = €1.466; 2005 £1 = €1.462).

(9)	Mr Powell received an annualised base salary during 2006 of US$754,500 (2005 US$754,500). The US dollar-denominated salary is translated at the average exchange rate (2006 £1 = US$1.842; 2005 £1 = US$1.820). During the period from 6 April 2006, when Mr Powell ceased to be a Director of the Company, to his retirement on 31 October 2006, he remained an employee of National Starch and Chemical Company. The emoluments he received relating to this period was US$710,546 (£394,039). In addition, Mr Powell was given title to his company car on his retirement, which had an estimated value of US$35,000.

(10)	For 2006 the remuneration of Non–Executive Directors comprised an annual fee of £45,000 (2005 £36,000). An additional £10,000 per annum (2005 £10,000) was paid to the Chairmen of Board Committees and to Lord Butler in respect of his position as Senior Independent Director. Fee levels were reviewed effective 1 January 2006 and were increased at that time to ensure they were at the market median fee level for similar UK FTSE 100 companies.

(11)	Directors in prior years relates to remuneration to the late Mr Scott prior to his death in 2005.

www.ici.com	ICI Annual Report and Accounts 2006 49

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

Awards under the Performance Growth Plan
(audited)

			Share price	Ordinary Shares that would be
		Date of	determining	awarded for median TSR/on-target		Maximum number of Ordinary
		award	award (note 1)	Economic Profit performance		Shares that could be awarded		Performance period

				TSR	Economic Profit	TSR	Economic Profit
	Notes			measure	measure	measure	measure

Dr J D G McAdam		12.02.04	2.21	115,837	n/a	289,592	n/a	01.01.04-31.12.06

		18.02.05	2.81	99,644	n/a	249,110	n/a	01.01.05-31.12.07

		24.02.06	3.47	88,530	n/a	221,325	n/a	01.01.06-31.12.08

A J Brown	2	14.11.05	3.11	35,584	n/a	88,960	n/a	01.01.05-31.12.07

		24.02.06	3.47	47,838	n/a	119,596	n/a	01.01.06-31.12.08

D C M Hamill		12.02.04	2.21	35,294	35,294	88,235	70,588	01.01.04-31.12.06

		18.02.05	2.81	28,861	28,861	72,153	57,722	01.01.05-31.12.07

		24.02.06	3.47	24,783	24,783	61,959	49,566	01.01.06-31.12.08

C F Knott		12.02.04	2.21	32,488	32,488	81,221	64,976	01.01.04-31.12.06

		18.02.05	2.81	26,583	26,583	66,459	53,167	01.01.05-31.12.07

		24.02.06	3.47	21,959	21,959	54,899	43,918	01.01.06-31.12.08

W H Powell	3,4	12.02.04	2.21	78,796	78,796	192,612	157,592	01.01.04-31.12.06

	3,4	18.02.05	2.81	63,908	63,908	156,224	127,820	01.01.05-31.12.07

	3,4	24.02.06	3.47	57,108	57,108	139,604	114,220	01.01.06-31.12.08

(1)	The number of shares comprising the PGP awards is determined by the average share price of ICI Ordinary Shares for the three days preceding the date of grant. In accordance with applicable disclosure legislation the Company is required to state the market price of its shares on the date of the award and these were as follows: 12 February 2004 £2.22, 18 February 2005 £2.77, 14 November 2005 £3.15 and 24 February 2006 £3.40.

(2)	The 2005 award to Mr Brown was made on appointment, at a level of two thirds of the standard annual grant to reflect his prospective service in the performance period relating to this award.

(3)	Mr Powell’s awards are in the form of ADRs, but for the purpose of this table have been disclosed in terms of Ordinary Share equivalents.

(4)	The treatment of Mr Powell’s PGP awards following his retirement on 31 October 2006 have been determined by the PGP rules. The awards remain subject to the same performance conditions that applied prior to his retirement. For awards made in 2004 and 2005, any release of shares as determined by the performance condition will also be pro-rated to his period of employment during the relevant three-year performance cycle. No shares will be released from the award made in 2006 because, as at the date of retirement, less than 12 months of the plan cycle had elapsed.

(5)	No variations to awards were made during 2006.

Shares vested under the Performance Growth Plan
(audited)

The following shares in respect of the performance period 1 January 2004 to 31 December 2006 vested on 14 February 2007.

					Percentage of maximum number of
		Ordinary Shares vested			Ordinary Shares that could be awarded

				Value of
		Number of		shares at date	TSR	Economic
		shares	Price at date	of vesting	measure	Profit
		vested	of vesting	(note 1)	(note 2)	measure	Total
	Notes		£	£,000%		%	%

Dr J D G McAdam		289,592	4.78	1,384	100	n/a	100

D C M Hamill	3	158,823	4.78	759	100	100	100

C F Knott	3	138,442	4.78	662	100	88	95

W H Powell	3,4	324,096	4.78	1,549	94	90	93

(1)	For comparative purposes, the value of shares vesting in 2005 was £1,453,000.

(2)	ICI’s TSR performance was the highest of the 17 companies in the PGP peer group which resulted in maximum vesting of this element of the award, as stated earlier in the report.

(3)	The awards vesting to Mr Hamill, Mr Knott and Mr Powell from the Economic Profit element of their 2004 to 2006 PGP awards reflect the Economic Profit performance of Paints, Quest and National Starch respectively. Paints’ economic profit performance exceeded the level required for maximum vesting that was set at the start of the 2004 to 2006 performance cycle. Quest and National Starch economic profit performances were marginally below the level required for maximum vesting. All economic profit measurements are made on a consistent accounting basis.

(4)	The award to Mr Powell, who retired on 31 October 2006, is made pro rata to his 34 months of service in the three-year performance period. It was made in the form of ADRs but for the purposes of this table has been disclosed in terms of Ordinary Share equivalents at the price of ICI Ordinary Shares on the date of vesting.

50 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Directors’ interests in share options
(audited)

Grants during 2006 were made subject to a sliding scale performance condition that determines the number of shares that could vest.

The condition is set out on page 52.

There were no options exercised by current Executive Directors during 2006 or 2005.

		Options		Options
		outstanding at		granted	Options
		1 January 2006		during 2006	lapsed
		(note 1,2)		(note 2)	during 2006	Options outstanding at 31 December 2006 (note 3)

										Earliest date	Latest
		Number of		Number of	Number of	Number of		Exercise	Date of	from which	expiry
		shares		shares	shares	shares		prices	grant	exercisable	date
	notes					(note 4,5)		£		(note 6)

Dr J D G McAdam		24,545				24,545		10.077	18.05.98	18.05.01	17.05.08

	7	108,121				108,121		5.454	29.04.99	29.04.02	28.04.09

		90,416				90,416		4.242	21.02.00	21.02.03	20.02.10

		138,564				138,564		4.292	05.03.01	05.03.04	04.03.11

		149,647				149,647		2.840	13.03.02	13.03.05	12.03.12

		465,251				465,251		1.340	17.03.03	17.03.06	16.03.13

		654,761				654,761		1.680	11.08.03	11.08.06	10.08.13

		831,168				831,168		2.310	30.06.04	30.06.07	29.06.14

		747,330				747,330		2.810	18.02.05	18.02.08	17.02.15

				662,068		662,068		3.480	03.04.06	03.04.09	02.04.16

		8,145	†			8,145	†	1.580	11.12.03	01.02.09	31.07.09

A J Brown				357,758		357,758		3.480	03.04.06	03.04.09	02.04.16

D C M Hamill		386,138				386,138		2.020	10.12.03	10.12.06	09.12.13

		506,493				506,493		2.310	30.06.04	30.06.07	29.06.14

		432,918				432,918		2.810	18.02.05	18.02.08	17.02.15

				370,689		370,689		3.480	03.04.06	03.04.09	02.04.16

C F Knott		10,909				10,909		10.077	18.05.98	18.05.01	17.05.08

		40,825				40,825		4.333	08.03.99	08.03.02	07.03.09

		47,535				47,535		4.242	21.02.00	21.02.03	20.02.10

		138,564				138,564		4.292	05.03.01	05.03.04	04.03.11

	8	154,448				154,448		2.840	13.03.02	13.03.05	12.03.12

	8	394,288				394,288		1.340	17.03.03	17.03.06	16.03.13

		466,233				466,233		2.310	30.06.04	30.06.07	29.06.14

		398,754				398,754		2.810	18.02.05	18.02.08	17.02.15

				328,448		328,448		3.480	03.04.06	03.04.09	02.04.16

W H Powell	8,9	39,104				39,104		8.466	04.08.97	04.08.00	03.08.07

	8,9	31,284				31,284		10.077	18.05.98	18.05.01	17.05.08

	8,9	92,380				92,380		4.482	08.03.99	08.03.02	07.03.09

	8,9	98,708				98,708		5.690	28.05.99	28.05.02	27.05.09

	8,9	192,696				192,696		4.242	21.02.00	21.02.03	20.02.10

	8,9	272,816				272,816		4.292	05.03.01	05.03.04	04.03.11

	8,9	337,452				337,452		2.840	13.03.02	13.03.05	12.03.12

	8,9	820,808				820,808		1.340	17.03.03	17.03.06	16.03.13

	8,9	778,608				778,608		2.310	30.06.04	30.06.07	29.06.14

	8,9	639,104				639,104		2.810	18.02.05	18.02.08	17.02.15

	8,9			561,428		561,428		3.480	03.04.06	03.04.09	02.04.16

†	Grants awarded under a UK all-employee Sharesave Scheme in which UK Executive Directors could participate. No performance conditions are attached to options granted under this scheme as it is an all-employee share option scheme.

(1)	No variations were made to Directors’ options or the terms and conditions of any Directors’ options during the year 2006 or the period ended 19 February 2007.

(2)	No amount was paid for the award of any options.

(3)	Share options outstanding at the year end for Mr Powell are stated as at the date he stepped down as a Director on 6 April 2006.

www.ici.com	ICI Annual Report and Accounts 2006 51

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

(4)	Grants under the Executive Share Option Plan in 2004 and 2005 were made subject to the following sliding scale performance conditions. These Adjusted EPS target figures are after the required adjustments for the impact of IFRS accounting changes on the EPS targets as originally set under UK GAAP at the time of the grants. The Remuneration Committee have ensured that these required adjustments were made on a fair and equitable basis.

	Adjusted EPS targets in 2006	Adjusted EPS targets in 2007
Percentage of shares vesting	(for grants made in 2004)	(for grants made in 2005)

33.3%	28.3p	31.7p

100%	34.7p	36.0p

The performance condition for the 2006 grants requires average annual growth over three years of between RPI+4% per annum and RPI+8% per annum for between one third and 100% of the options to be exercisable respectively. There is no retesting of the condition after the three-year performance period. The percentage of shares vesting will be pro-rated, on a straight-line basis, between points on the above scales.

The performance condition for the awards made in 2004 was tested in February 2007 following the end of the requisite three-year period. The Remuneration Committee concluded, after due consideration of the underlying performance of the Company, that the Adjusted EPS performance for 2006 of 31.6p will result in 67.7% of the awards granted to Executive Directors in 2004 becoming exercisable from their third anniversary. The balance of the awards made in 2004, as set out in the above table detailing the individual grants, will lapse.

(5)	Grants made under the share option scheme in operation prior to 2004 were made subject to an EPS performance condition which requires that over a three-year period in the life of the option the growth in ICI’s Adjusted EPS must be equal to, or greater than, the increase in the UK Retail Prices Index plus 3% per annum. To test the condition against 2006 EPS, baseline EPS for 2003 is required on an IFRS basis. The Remuneration Committee ensured that all appropriate factors were included in the adjustment and this resulted in the 2003 UK GAAP EPS before exceptional items and goodwill amortisation of 18.5p being adjusted to an IFRS Adjusted EPS baseline figure of 21.3p. The 48% growth in 2006 Adjusted EPS from this baseline was significantly greater than the 19.5% growth required for the condition to be met. The Remuneration Committee concluded, after due consideration of the underlying performance of the Company, that the vesting should be in accordance with the EPS condition. All options granted between 1997 and 2003 have now therefore passed their performance conditions and are now exercisable. The shares to fulfil options granted under this plan do not dilute ICI’s issued share capital as they are bought in the market.

(6)	The earliest date from which an option is exercisable is subject to any outstanding performance condition being met.

(7)	In accordance with the Listing Rules of the Financial Services Authority, the annual grant of share options made on 29 April 1999 to Executive Directors involved with the then proposed disposal of businesses to Huntsman ICI Holdings LLC was delayed. As a result of this delay, those participants were granted fewer options at a higher exercise price than would have been the case had the grants been made to them at the same time as they were made to all other participants at an exercise price of £4.33. The Remuneration Committee decided that those individuals so affected should receive the same gross gain at the time they exercise their options as if the grant had not been delayed.

(8)	Awards made under the US Stock Appreciation Rights plan and denominated in ADRs have been disclosed in terms of Ordinary Share option equivalents at the price of the ICI shares at the date of grant. Any gain on exercise of these awards is delivered in the form of ADRs.

(9)	Under the Plan Rules for retirement that govern awards made to Mr Powell prior to 2004, the performance condition was waived and the Stock Appreciation Rights became exercisable in full for a period of two years. For the option grant made in 2004 and 2005 the performance condition was not waived but tested early based on Adjusted EPS for the year prior to his retirement against the original EPS target figures. As a result, all Stock Appreciation Rights awards made to Mr Powell in 2004 and 2005 lapsed on his retirement. The award made in 2006 has also lapsed because, as at the date of retirement, less than 12 months of the performance period had elapsed. Following his retirement, Mr Powell exercised SARs during 2006 over a total of 405,943 ADRs at a market price at exercise of US$30.02 with a weighted average SAR price at grant of US$15.14.

(10)	The market price of the shares at 31 December 2006 was £4.52 and the range during 2006 was £3.30 to £4.52. The Register of Directors’ Interests (which is open to inspection by shareholders) contains full details of Directors’ shareholdings and options to subscribe for shares.

(11)	There are limits on the number of newly issued shares that can be used to satisfy awards under the Group’s employee share schemes in any 10-year period. The limits (which are in accordance with investor guidelines) and the Group’s current position against those limits are set out below.

Limit	Current Position

5% of Group’s share capital can be	0.7% used
used for discretionary share schemes

10% of Group’s share capital can be	1.3% used
used for all share schemes

New issue shares may be used to satisfy awards made under the UK all-employee Sharesave scheme and the 2004 Executive Share Option Plan. The total number of shares committed under all ICI share option schemes during the two years to 31 December 2006 is set out in note 7 relating to the Group accounts on page 82. Between 1994 and 2003 all discretionary share schemes have operated using shares purchased in the market by an employee benefit trust. Details of shares held in this trust are in note 27 relating to the Group accounts on page 109.

52 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Retirement benefits
Details of the accrued pension to which each Director is entitled on leaving employment, and the transfer value of those accrued pensions, are shown in the table below. A transfer value is the present value lump sum equivalent of the accrued pension and is calculated in accordance with the Guidance Note published by the Institute and Faculty of Actuaries (GN 11).

Directors’ pension benefits
(audited)

			Defined benefit pension plans				Defined contribution pension plans
						Increase in
		Additional	Accrued	Transfer value	Transfer value	transfer value
		pension	pension at	of accrued	of accrued	of accrued
		accrued in	31 December	pension at	pension at	pension during	Contributions
		2006	2006	1 January	31 December	the year	2006	Contributions
		(note 1)	(note 2)	2006	2006	(notes 3,4)	(note 4)	2005
	Notes	£000 p.a	£000 p.a	£000	£000	£000	£000	£000

Dr J D G McAdam	5	69	590	9,257	10,653	1,351	–	–

D C M Hamill	6	n/a	n/a	n/a	n/a	n/a	27	26

C F Knott	5	14	213	2,414	2,773	338	–	–

W H Powell	7	(31)	308	4,712	4,200	(512)	5	39

(1)	The additional annual pension accrued during the year, payable at normal retirement age.

(2)	The accrued annual pension at the end of the year, payable at normal retirement age.

(3)	The transfer value calculations take into account the combined effect of notional interest and the individual’s age which will typically increase transfer values by 8%-9% year on year. Additional factors that impact the transfer values (which are net of contributions by Directors) over the year are changes in pensionable pay and the service of each Director, as well as changes in actuarial assumptions, particularly for equity and bond returns. The increases in transfer values are in accordance with the rules of the relevant pension fund.

(4)	Dr McAdam and Mr Hamill are participants in Pensave, which is an all-employee arrangement related to pension contributions. Employer and employee contributions for these executives are on a notional basis to exclude Pensave related adjustments.

(5)	Dr McAdam and Mr Knott participate in the ICI Specialty Chemicals Pension Fund. Pensionable salary under this plan includes annual bonus, subject to a maximum of 20% of base salary for Dr McAdam and 15% of base salary for Mr Knott. The pensionable element of bonus is particular to these two Executive Directors and reflects their terms of employment and continuous pensionable service prior to their transfer from Unilever to ICI in 1997, on the acquisition of certain specialty chemicals businesses. This pensionable bonus element entitlement has been frozen since the time of transfer and has not been increased in line with promotion or increases in ICI’s bonus levels. In the event of voluntary early retirement for these two executives the accrued pension is reduced actuarially where the pension is drawn early. For early retirement at the Company’s request, in certain circumstances the Company has an established practice of allowing the Executive Director to draw the full accrued pension immediately.

(6)	Mr Hamill participates in the ICI UK Retirement Plan, a defined contribution plan, in respect of base salary up to a Company specified earnings cap (currently £108,600 for 2006/7). He also receives a retirement benefit allowance, payable in cash and subject to income tax, in respect of base salary above this cap. This allowance is reported in the Directors’ emoluments table on page 49 and for the 2006 period totalled £96,645 (2005 £90,240).

(7)	Prior to his retirement from the company on 31 October 2006, Mr Powell participated in the National Starch and Chemical Company Pension Plan for Salaried Employees and the Supplementary Retirement and Savings Plan of National Starch and Chemical Company. Under these Plans, pension is based on average pay, including annual bonus. The figures in the above table for these plans, in accordance with the disclosure regulations, reflect Mr Powell’s service up to the date he retired from the company on 31 October 2006. Mr Powell also participated in two defined contribution plans, for which the employer’s contributions are set out above up to the date he stepped down as a Director on 6 April 2006. Mr Powell’s figures reflect not only the change in value of benefits but also movements in exchange rates used for the translation to Sterling. The actual additional pension accrued in the year was US$20,277 and the actual transfer value increased over the year by US$119,297. When translated into Sterling, the resulting reduction in pension accrued was £30,864, comprising £11,006 translating the US dollar additional pension into Sterling and a £41,870 exchange loss translating the closing accrual at a spot rate of £1 = US$1.962 (2005 £1 = US$1.723). Similarly, the Sterling decrease in transfer value of accrued pension was £511,849, comprising £64,755 translating the US dollar movement into Sterling and £576,604 exchange loss translating the accrual at the differing spot rates at end 2005 and 2006.

(8)	Mr Brown participates in the ICI UK Retirement Plan only in respect of life insurance benefits for base salary up to a Company-specified earnings cap (currently £108,600 for 2006/7). No pension contributions are paid on his behalf. Instead he receives a retirement benefit allowance, payable in cash and subject to income tax, in respect of full base salary. This allowance is reported in the Directors’ emoluments table on page 49 and for 2006 totalled £123,508.

(9)	The Listing Rules of the Financial Services Authority require disclosure above and beyond that set out in the Companies Act. Specifically the following disclosures for defined benefit plans which are calculated on an alternative basis to those disclosed in the table above. Additional annual pension accrued in 2006 (net of inflation): Dr McAdam £51,600; Mr Knott £7,330; Mr Powell £(31). Transfer values at 31 December 2006 of the increase in accrued pension (net of inflation and contributions by the Director): Dr McAdam £889,800; Mr Knott £73,700; Mr Powell £(512). The calculation for Dr McAdam includes pension contributions on a notional basis due to Pensave.

www.ici.com	ICI Annual Report and Accounts 2006 53

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

UK Inland Revenue pensions simplification tax regime
The Remuneration Committee has agreed ICI’s approach in response to the UK pensions simplification legislation, which became effective on 6 April 2006, for those Executive Directors who are members of UK pension plans. Such Executive Directors were given the option of either:

•	maintaining the existing pension arrangement, in which case the executive would take personal responsibility for any additional taxation arising, or

•	ceasing to accrue pension benefits in respect of future service and instead receiving a cash retirement benefit allowance, subject to income taxation. Past service benefits would remain linked to future salary increases.

This cash alternative is in line with ICI’s defined contribution benefits policy and the level of retirement benefit allowance payable will be in line with existing Company contribution rates to the ICI UK defined contribution plan. These arrangements will not increase the cost to the Group of pension provision.

Directors’ Interests in shares
(audited)

		31 December	31 December
ICI Ordinary Shares	notes	2006	2005

Directors at 31 December 2006

P B Ellwood		53,484	41,104

Dr J D G McAdam	1,2	268,897	173,054

A J Brown	1,2	1,305	1,305

D C M Hamill	1,2	3,000	3,000

C F Knott	1,2	113,334	80,721

A Baan		18,000	18,000

Lord Butler		1,636	1,636

J T Gorman	3	14,624	14,624

R N Haythornthwaite		12,791	12,791

Baroness Noakes		13,600	13,600

Consistent with the policy on personal shareholding, no Executive Directors have disposed of shares acquired via Company share-based plans except to meet consequent income tax liabilities.

All shares held by Directors are held beneficially.

(1)	In addition to the interests in the table above, on 14 February 2007 Dr McAdam, Mr Hamill and Mr Knott became entitled to shares awarded to them under the Performance Growth Plan, as detailed in the table of “Shares vested” on page 50. Dr McAdam, Mr Brown, Mr Hamill and Mr Knott have conditional interests in PGP awards as set out on page 50.

(2)	Dr McAdam, Mr Brown, Mr Hamill and Mr Knott are potential beneficiaries of the Company’s employee benefit trust, which is used to satisfy awards under the senior staff share plans, and are therefore treated as interested in the 2.5m (2005 4.3m) shares, including ADRs expressed as Ordinary Share equivalents, held by the trustee at 31 December 2006. Their interests at 19 February 2007 were 13.5m shares.

(3)	Mr Gorman’s interest in shares at 1 January 2006 and at 31 December 2006 comprised 3,656 ADRs (representing 14,624 Ordinary Shares).

During the period 1 January 2007 to 19 February 2007 there were no changes in the interests of Directors in shares other than as set out above in respect of the vesting of PGP shares and the movement in shares held by the employee benefit trust.

54 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Remuneration policy for Chairman and Non-Executive Directors
(not subject to audit)

The remuneration policy for the Chairman is determined by the Remuneration Committee.

The remuneration policy for Non-Executive Directors (NEDs) is determined by the Board, within the limits set out in the Articles of Association. Remuneration comprises an annual fee for acting as a NED of the Company and an additional fee for acting as the Chairman of a Board Committee or as the Senior Independent Director.

The Chairman and NEDs are not eligible to participate in incentive plans.

ICI operates a scheme which enables the Chairman and NEDs to receive payment of part of their fees in the form of ICI Ordinary Shares.

Remuneration Committee
Role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office.

The Committee is comprised exclusively of the independent NEDs of the Company. The members of the Remuneration Committee during 2006 were:

Mr R N Haythornthwaite (Chairman)
Mr A Baan
Lord Butler
Mr J T Gorman
Baroness Noakes

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with The Combined Code.

The terms of reference of the Committee are available on ICI’s corporate website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office.

Advisers
To ensure that ICI’s remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from independent and experienced international consultants. Since 1 January 2006, the Committee has received material advice from Towers Perrin, New Bridge Street Consultants and Kepler Associates. These advisers have been appointed by the Remuneration Committee. The terms of engagement are available on ICI’s corporate website (www.ici.com) or, on request, from the Company Secretariat at the Registered Office. In relation to their services provided to the Group, Towers Perrin also provides actuarial services in respect of the Group’s pension plan in the Netherlands and all three consultants provide certain employee benefit services and/or remuneration advice to the Group below Board level.

The Chairman, Chief Executive, Executive Vice President Human Resources and Vice President Performance & Reward are normally invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning the detail of their own personal remuneration. The Company Secretary acts as Secretary to the Committee.

Directors’ service agreements and letters of engagement
(not subject to audit)

Executive Directors
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

The dates of current Executive Directors’ service agreements, the dates on which their appointments took effect and the current expiry dates of their agreements are as follows:

Executive Directors	Date of service agreement	Effective date	Expiry date

Dr J D G McAdam	14.10.03	09.04.03	Terminable on 12 months’ notice

A J Brown	02.11.05	14.11.05	Terminable on 12 months’ notice

D C M Hamill	28.10.03	08.12.03	Terminable on 12 months’ notice

C F Knott	02.09.04	01.09.04	Terminable on 12 months’ notice (note 1)

(1)	As set out in note 8 to the table of Directors’ Emoluments, Mr Knott has two Service Agreements, both dated as set out above. Mr Knott’s appointment as an Executive Director of the Company is non-remunerative and is covered by a separate letter of appointment. Mr Knott’s employment is terminable on 12 months’ notice from the Company. To comply with statutory employment legislation in the Netherlands, Mr Knott is required to give six months’ notice of termination of employment to the Company. An ICI subsidiary company in the Netherlands has agreed to provide Mr Knott with certain protection against any future loss on disposal of the house he has purchased as his residence in the Netherlands. In the event that he ceases employment in the Netherlands with an ICI Group company, other than by resignation or for a reason relating to his conduct, during a period of 10 years from 31 August 2003 and in the event the house is sold at a price less than the original purchase price, the ICI subsidiary will reimburse him for 75% of the difference between the sale price and the original purchase price. The exact amount of the benefit to him as a result of this arrangement will not be known until the house is sold. At the current valuation of the property a reimbursement by the ICI subsidiary would be required, under the circumstances set out above, of approximately €75,000.

www.ici.com	ICI Annual Report and Accounts 2006 55

Back to Contents

Board of Directors, governance and remuneration

Remuneration report continued

Mr Powell, who stepped down as a Director on 6 April 2006, had a service agreement dated 17 February 2000 with an effective date of 2 February 2000. Prior to his retirement this agreement was terminable on 12 months’ notice.

There are no express provisions for compensation payable upon early termination of an Executive Director’s contract other than as detailed above.

External directorships
Executive Directors are encouraged to take one external Non-Executive directorship. In order to avoid any conflict of interest all appointments are subject to the approval of the Remuneration Committee and the Board. Directors retain payments received in respect of these appointments.

Dr McAdam received fees as a Non-Executive Director of J Sainsbury plc of £50,769. For the period 1 April 2006 to 31 December 2006 Mr Knott received fees as a Non-Executive Director of Imperial Tobacco Group PLC of £35,000. Mr Powell received fees as a Non-Executive Director of Granite Construction Incorporated of US$21,950 relating to the period that he was an Executive Director of ICI.

Chairman and Non-Executive Directors
The dates of the Chairman’s and current Non-Executive Directors’ (NEDs) letters of engagement, the date on which their appointment took effect and the current expiry dates are as follows:

Chairman and Non-Executive Directors	Date of letter of engagement	Effective date	Expiry date

P B Ellwood	15.12.03	01.01.04	Terminable on 12 months’ notice

A Baan	24.07.01	25.06.01	(note 1)

Lord Butler	12.06.98	01.07.98	(note 1)

J T Gorman	25.10.00	20.09.00	(note 1)

R N Haythornthwaite	22.02.01	20.02.01	(note 1)

Baroness Noakes	06.02.04	01.03.04	(note 1)

(1)	Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders. NEDs have no right to compensation on the early termination of their appointment.

On behalf of the Board
R N Haythornthwaite
Chairman of the Remuneration Committee

22 February 2007

56 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Board of Directors, governance and remuneration

Directors’ responsibilities

Statement of Directors’ responsibilities in respect of the Annual Report and Accounts
The Directors are responsible for preparing the Annual Report and the Group and parent company accounts in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent company accounts for each financial year. Under that law they are required to prepare the Group accounts in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent company accounts in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group accounts are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company accounts are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company accounts, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	for the Group accounts, state whether they have been prepared in accordance with IFRSs as adopted by the EU;

•	for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts; and

•	prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

www.ici.com	ICI Annual Report and Accounts 2006 57

Back to Contents

Board of Directors, governance and remuneration

Independent auditor’s report to the Members of Imperial Chemical Industries PLC

We have audited the Group accounts of Imperial Chemical Industries PLC for the year ended 31 December 2006 which comprise the Group income statement, the Group balance sheet, the Group cash flow statement, the Statement of Group recognised income and expense and the related notes. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the parent company accounts of Imperial Chemical Industries PLC for the year ended 31 December 2006 and on the information in the Directors’ Remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report and the Group accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU are set out in the Statement of Directors’ Responsibilities on page 57.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group accounts give a true and fair view and whether the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the Directors’ report is consistent with the Group accounts. The information given in the Directors’ report includes that specific information presented in the Business review that is cross-referred from the Business review section of the Directors’ report. In addition, we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Group accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group accounts. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group accounts.

Opinion
In our opinion:

•	the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2006 and of its profit for the year then ended;

•	the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

•	the information given in the Directors’ report is consistent with the Group accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

22 February 2007

58 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents

Accounts

Accounts

Group accounts				Company accounts

Group accounting policies		60		Company accounting policies	135

Group income statement		64		Company balance sheet	137

Statement of Group recognised income and expense		66		Notes relating to the Company accounts

Group balance sheet		67	(i)	Basis of presentation	138
			(ii)	Tangible assets	139
Group cash flow statement		68	(iii)	Investments in subsidiary undertakings	139
			(iv)	Investments in participating and other interests	140
Notes relating to the Group accounts			(v)	Stocks	140
			(vi)	Debtors	140
1	Basis of presentation of financial information	69	(vii)	Other creditors	141
2	Directors’ and Officers’ remuneration and interests	71	(viii)	Loans	141
3	Special items before taxation	72	(ix)	Provisions for liabilities	141
4	Segment information	73	(x)	Deferred tax	142
5	Employee numbers and costs	78	(xi)	Called-up share capital	142
6	Operating profit	79	(xii)	Share capital and reserves	143
7	Share-based payments	80	(xiii)	Commitments and contingencies	143
8	Share of profits less losses of associates	83	(xiv)	Post-retirement benefits	143
9	Net finance expense	84	(xv)	Staff numbers and costs	143
10	Income tax expense	85	(xvi)	Directors’ remuneration	144
11	Discontinued operations	87	(xvii)	Share-based payments	144
12	Earnings (loss) per £1 Ordinary Share	89	(xviii)	Auditors’ remuneration	144
13	Intangible assets	90
14	Property, plant and equipment	92
15	Investments in associates	93
16	Financial assets	94
17	Deferred taxation assets and liabilities	95
18	Inventories	96
19	Trade and other receivables	96
20	Cash and cash equivalents	97
21	Trade and other payables	97
22	Current tax liability	97
23	Financial liabilities	98
24	Provisions for liabilities and charges	100
25	Disposal and legacy, and restructuring provisions	101
26	Post-retirement benefits	103
27	Reconciliation of changes in equity	108
28	Dividends	110
29	Analysis of net debt	110
30	Acquisitions and disposals	111
31	Financial instruments	112
32	Leases	118
33	Commitments and contingent liabilities	119
34	Related party transactions	120
35	Interest in joint ventures	121
36	Differences between IFRS and US accounting principles	122
37	Critical accounting policies, judgments and estimates	131

Principal subsidiary undertakings		133

www.ici.com				ICI Annual Report and Accounts 2006 59

Back to Contents
Back to Accounts Contents

Accounts

Group accounting policies

Group accounting policies
As used in the financial statements and related notes, the term “Company” refers to Imperial Chemical Industries PLC; the terms “ICI” and “Group” refer to the Company, its consolidated subsidiaries and its proportionally consolidated joint ventures but not to its associates.

The financial statements are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“adopted IFRS”) and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The presentation of these accounts in accordance with full IFRS would result in no changes to these financial statements. The following paragraphs describe the main accounting policies. Note 36 relating to the Group accounts describes the significant differences between IFRS and US Generally Accepted Accounting Principles (“US GAAP”) and presents a reconciliation of net income and shareholders’ equity from IFRS to US GAAP as a result of each difference.

Basis of consolidation
The Group accounts include the accounts of the parent undertaking, subsidiaries, joint ventures and associates. The results of businesses acquired during the year are included from the effective date of acquisition. The results of businesses disposed of during the year are included up to the date of relinquishing control. A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operation, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation, and which has been sold, permanently terminated or classified as held for sale at the period end. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale if earlier. Prior years income statements are restated to reflect that business as discontinued.

Associates
Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the Group’s share of the total recognised income and expense of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures
Joint ventures are those undertakings over which the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Revenue
Revenue represents the fair value of consideration received or receivable for goods supplied to customers, excluding intergroup income and after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue and costs incurred in respect of the transaction can be measured reliably and collectability is reasonably assured.

Revenue includes the Group share of the revenue of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include the Group’s share of the revenue of associates.

Operating leases
The cost of operating leases is charged on the straight-line basis over the period of the lease.

Depreciation and amortisation
The Group’s policy is to write off the book value of property, plant and equipment, excluding land, and intangible assets other than goodwill to their residual value evenly over their estimated remaining life. Residual values are reviewed on an annual basis. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the lives approximate to 30 years for buildings, 12 years for plant and equipment and 3 to 5 years for computer software. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cash flows from the asset and net realisable value of the asset, the resulting impairment is charged to the income statement.

Foreign currencies
Income statements of foreign operations are translated into Sterling at average rates for the relevant accounting periods where it is a good approximation of the actual rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Sterling at exchange rates ruling at the date of the Group balance sheet.

Foreign exchange differences on borrowings, except foreign currency loans accounted for as net investment hedges, and deposits are included within net finance expense. Exchange differences on all other balances are taken to the income statement within operating profit.

In the Group accounts, exchange differences arising on consolidation of the net investments in overseas subsidiary undertakings and associates together with those on foreign currency loans accounted for as net investment hedges, are taken to equity.

An intergroup monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in the foreign operation. Exchange differences arising on a monetary item that forms part of the Group’s net investment in a foreign operation is recognised in a separate component of equity and is recognised in profit and loss on disposal of the net investment.

One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date to IFRS.

Taxation
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for tax on any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted or substantially enacted at the balance sheet date.

60 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

No deferred tax is provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilised.

Special items
Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses. ICI thus believes that the detailed disclosure of special items and of profit measures both before and after special items enables shareholders to obtain greater understanding of the overall and underlying performance of the Group. Profit measures before special items should be considered in addition to, and not as a substitute for or as superior to, measures of financial performance including special items.

Management judgment is required to determine which items of pre-tax expense or income are classified as “special items”, with consideration being given to size, frequency of incidence and nature, particularly in respect of their relation to the underlying trading performance of the Group and/or the reporting segments. Specific items which have been treated in these financial statements as special include the following:

•	gains or losses on disposal of businesses and any subsequent revision to divestment provisions, since these are not part of ongoing activities;

•	gains or losses on disposal of property, plant and equipment where significant;

•	major Group restructuring programmes;

•	material one-off past service post-retirement benefit credits;

•	the fine imposed by the European Commission for alleged cartel activity;

•	foreign exchange gains or losses arising on the retranslation of debt previously hedging goodwill written off to reserves, which cannot under IAS 21 be taken to reserves; and

•	income tax relating to the above items.

ICI uses the term “trading profit”, defined as operating profit before special items, as the key measure of profit performance by its businesses at all levels within the Group. Trading profit is also the primary profit measure used in other internal and external performance measures such as trading margin and return on capital employed.

Business combinations and goodwill
On the acquisition of a business, fair values are attributed to the net assets, liabilities and contingent liabilities acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such assets, liabilities and contingent liabilities. The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such net assets. Goodwill arising on acquisitions is capitalised and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of profit or loss on disposal. Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amount, subject to being tested for impairment at that date. Goodwill taken to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Non-current assets and disposal groups held for sale
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations was effective for annual periods beginning on or after 1 January 2005. The standard sets out the requirements for the classification, measurement and presentation of non-current assets held for sale and replaces IAS 35 Discontinued Operations. The Group has applied IFRS 5 prospectively from 1 January 2005.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment
Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses (see accounting policy on depreciation). Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Intangible assets other than goodwill
Research and development
Research expenditure is charged to income in the year in which it is incurred.

Development expenditure is charged to income in the year in which it is incurred unless it meets the recognition criteria of IAS 38 Intangible Assets. Regulatory and other uncertainties generally mean that such criteria are not met. Intangible assets, if capitalised, are amortised on a straight-line basis over the period of the expected benefit.

Other intangible assets
Other intangible assets that are acquired by the Group, principally computer software, are stated at cost less accumulated amortisation and impairment losses (see accounting policy on amortisation). Expenditure on internally generated brands is recognised in the income statement as an expense when incurred. Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Valuation of inventories
Finished goods, raw materials and other inventories are stated at the lower of cost and net realisable value; the first in, first out or an average cost method of valuation is used consistently across inventory classes of a similar nature. In determining cost for inventory valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Securitisation of receivables
The Group runs two receivables securitisation programmes in the USA under which funds are borrowed from a financial institution, secured on receivables up to the value of the borrowings. Depending on Group cash flows and working capital requirements, the extent of use of these securitisation programmes to borrow funds fluctuates on a short-term basis. As the Group retains the risks in respect of the receivables, it recognises separately on the balance sheet the trade receivables as assets and the short-term borrowings as liabilities.

Environmental liabilities
The Group is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

www.ici.com	ICI Annual Report and Accounts 2006 61

Back to Contents
Back to Accounts Contents

Accounts

Group accounting policies continued

Disposal provisions
The Group is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include post-retirement benefit liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Group reviews its disposal provisions regularly to determine whether they continue to reflect accurately the present obligations of the Group based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Group’s control or are present obligations arising from past events that are not recognised as it is not probable that a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty.

The Group reviews its obligations regularly and provides disclosures of its contingent liabilities in note 33 relating to the Group accounts.

Employee benefits
The Group accounts for pensions and similar benefits (principally healthcare) under IAS 19 (revised) Employee Benefits. The Group’s net obligation in respect of defined benefit plans is calculated by independent, qualified actuaries and updated at least annually. Additional updates are performed when one-time events or market fluctuations, which do not include regular, ongoing changes in actuarial assumptions, indicate that the benefit obligation and pension assets differ significantly from the most recent valuation.

These events could occur as the result of a change in benefits, a redundancy exercise or a disposal. Material settlements or curtailments are examples of the one-time events that would trigger such an update. Obligations are measured at discounted present value whilst plan assets are recorded at fair value. The operating and financing costs of such plans are recognised separately in the income statement; service costs are spread systematically over the lives of employees and financing costs are recognised in the periods in which they arise. Actuarial gains and losses are recognised in full in the period in which they occur and presented in the statement of recognised income and expense. Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Cumulative actuarial gains and losses at 1 January 2004 were fully recognised in equity at the transition date to IFRS.

Employee Share Ownership Plan (ESOP)
The financial statements of the Group include the asset and related liabilities of the Imperial Chemical Industries PLC Employee Benefits Trust and Impkemix Trustees Limited, a subsidiary company of the Group, which acts as trustee for the Group’s employee share ownership plan. The cost of shares held by the ESOP are deducted from equity.

Share-based payments
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002. Instead a full retrospective approach has been followed on all grants not fully vested at the date of transition to maintain consistency across reporting periods. The fair value of these grants in prior periods has been disclosed previously as part of the ongoing US GAAP disclosure requirements.

The Group issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at grant date. Fair value is measured using the Black-Scholes model, taking into account the terms and conditions upon which the instruments were granted, excluding the impact of any non-market vesting conditions.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted and the number of equity instruments which eventually vest. At each balance sheet date, the Group revises its estimates of the number of equity instruments that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

Financial assets
Investments and current asset investments are classified as held-to-maturity financial assets and other loan investments are classified as loans and receivables in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Both these classes of financial assets are recognised at amortised cost using the effective interest method.

Financial derivatives
As described further in note 1 relating to the Group accounts, financial instruments in the 2004 comparative information are reported in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2006 and 2005 results. The accounting policies for financial instruments in accordance with both IFRS and UK GAAP are detailed below.

Financial derivatives – IFRS (from 1 January 2005)
Hedge accounting
The Group uses various derivative financial instruments to manage exposure to foreign exchange risks. These include currency swaps and forward currency contracts. The Group also uses interest rate swaps to manage interest rate exposures. The Group does not use derivative financial instruments for speculative purposes.

The accounting for the Group’s various hedging activities is detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement. No hedge accounting is applied.

Cash flow hedging
Derivatives used to economically hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge under IAS 39 Financial Instruments: Recognition and Measurement is recognised directly in equity as a separate component of reserves. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

For effective hedges that include a purchase of a forecast non-monetary item, the gain or loss on the derivative, at the end of the hedge relationship, is capitalised into the carrying value of that non-monetary item.

Interest rate hedging
Interest rate derivatives are fair valued through the income statement. Where interest rate derivatives form part of designated, effective fair value hedge relationships, the gain or loss from remeasuring the hedging instrument at fair value is recognised in income or expense, and the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in income or expense. Where interest rate derivatives form part of designated, effective cash flow hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in the income statement.

62 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Net investment hedging (currency hedging)
Currency derivatives are fair valued through the income statement except, where currency derivatives and foreign currency loans form part of designated, effective net investment hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in income or expense. For net investment hedges, the gain or loss on the hedging instrument that has been recognised in equity is recognised in income or expense on the disposal of the foreign operation.

Commodity hedging
Derivatives used to manage commodity price exposures are fair valued through the income statement. Where these derivatives form part of designated, effective hedge relationships, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity until the underlying hedged item is recognised. At this point any deferred gain or loss adjusts the carrying value of the underlying hedged item.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, the following accounting treatment will be adopted:

Fair value hedges
Any adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs or impacts the income statement. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Fair values
The fair value of the Group’s debt and derivatives has been estimated using discounted anticipated cash flows utilising zero-coupon yield-curves for the relevant currencies.

Financial derivatives – UK GAAP (2004)
Hedge accounting
The Group uses various derivative financial instruments to reduce exposure to foreign exchange risks. These include currency swaps, forward currency contracts and currency options. The Group also uses interest rate swaps, forward rate agreements and interest rate caps to adjust interest rate exposures. The Group considers its derivative financial instruments to be “hedges” (i.e. an offset of foreign exchange and interest rate risks) when certain criteria are met. Under hedge accounting for currency options, the Group defers the instrument’s impact on profit until it recognises the underlying hedged item in profit. Other material instruments do not involve deferral since the profit impact they offset occurs during the terms of the contracts.

Foreign currency derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;

•	It must involve the same currency as the hedged item; and

•	It must reduce the risk of foreign currency exchange movements on the Group’s operations.

Interest rate derivative instruments
The Group’s criteria to qualify for hedge accounting are:

•	The instrument must be related to an asset or a liability; and

•	It must change the character of the interest rate by converting a variable rate to a fixed rate or vice versa.

Derivative financial instruments reported in the financial statements are:

•	The unamortised premium paid on purchased currency options is included in debtors in the balance sheet.

Cash flows related to foreign currency derivative transactions are reported along with related transactions in net cash inflow from operating activities or financing activities, as appropriate, in the Group cash flow statement.

Currency swaps
Principal amounts are revalued at exchange rates ruling at the date of the Group balance sheet and included in the Sterling value of loans. Exchange gains/losses are included in the statement of recognised income and expense along with similar movements in the values of the investments being hedged.

Forward currency contracts
Those forward currency contracts hedging transaction exposures (purchases and sales held in the books of account) are retranslated to balance sheet rates with net unrealised gains/losses being shown as debtors/creditors. Both realised gains and losses on purchases/sales and unrealised gains/losses on forward contracts are recognised in operating profit.

Those contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains/losses being shown as part of the debt they are hedging. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the period of the contract. Realised and unrealised exchange gains/losses are shown in the financial statements in the same place as the underlying borrowing/deposit.

Currency options
Option premia are recognised at their historic cost in the Group balance sheet as “other debtors”. At maturity, the option premia net of any realised gains on exercise, are taken to the income statement as operating profit.

Interest rate swaps and forward rate agreements
Interest payments/receipts are accrued with interest income/expense as appropriate. They are not revalued to fair value or shown on the Group balance sheet at period end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Interest rate caps
The option premia are recognised on the Group balance sheet as “other debtors”. The option premia, net of any realised gains on individual caplets, are taken to net interest payable and spread evenly over the lifetime of the cap.

www.ici.com	ICI Annual Report and Accounts 2006 63

Back to Contents
Back to Accounts Contents

Accounts

Group income statement
for the year ended 31 December 2006

		2006

		Before
		special	Special
		items	items	Total
	notes	£m	£m	£m

Continuing operations

Revenue	4,6	4,845		4,845

Operating costs	3,6	(4,382)	(80)	(4,462)
(including special items of:

restructuring costs	3		(80)	(80)

post-retirement benefits)	3		–	–
Other operating income	6	39	–	39

Profits less losses on disposal of property, plant and equipment	3		9	9

Operating profit (loss)	3,4,6	502	(71)	431

Profits less losses on sale of continuing operations	3		4	4

Share of profits less losses of associates	8	2	–	2
Interest expense	9	(123)	–	(123)

Interest income	9	44	–	44

Foreign exchange gains on debt previously hedging goodwill written off to reserves	3,9		15	15

Post-retirement benefit interest cost	9,26	(422)	–	(422)

Post-retirement benefit expected return on assets	9,26	404	–	404
Net finance expense		(97)	15	(82)

Profit (loss) before taxation		407	(52)	355

Income tax expense	10	(70)	14	(56)

Net profit (loss) for the period from continuing operations		337	(38)	299

Discontinued operations

Profit (loss) for the period from discontinued operations		62	(69)	(7)

(including special items of:
fine	3		(62)	(62)

restructuring costs	3		(7)	(7)

post-retirement benefits)	3		–	–
Profit less losses on disposal of discontinued operations			37	37

Net profit (loss) for the period from discontinued operations	11	62	(32)	30

Net profit (loss) for the period		399	(70)	329

Attributable to equity holders of the parent		375	(80)	295

Attributable to minority interests		24	10	34

Earnings (loss) per £1 Ordinary Share	12

Basic – Continuing operations				23.3p

– Discontinued operations				1.6p

– Total				24.9p

Diluted – Continuing operations				23.0p

– Discontinued operations				1.5p

– Total				24.5p

Dividend proposed per £1 Ordinary Share	28			8.9p

See accompanying notes to consolidated financial statements.

64 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

	2005 (as restated – note 1)

	Before
	special	Special
	items	items	Total
	£m	£m	£m

Continuing operations

Revenue	4,601		4,601

Operating costs	(4,159)	(2)	(4,161)
(including special items of:

restructuring costs		(5)	(5)

post-retirement benefits)		3	3
Other operating income	37	–	37

Profits less losses on disposal of property, plant and equipment		7	7

Operating profit (loss)	479	5	484

Profits less losses on sale of continuing operations		13	13

Share of profits less losses of associates	3	–	3
Interest expense	(131)	–	(131)

Interest income	56	–	56

Foreign exchange gains on debt previously hedging goodwill written off to reserves		2	2

Post-retirement benefit interest cost	(411)	–	(411)

Post-retirement benefit expected return on assets	381	–	381
Net finance expense	(105)	2	(103)

Profit (loss) before taxation	377	20	397

Income tax expense	(77)	9	(68)

Net profit (loss) for the period from continuing operations	300	29	329

Discontinued operations

Profit (loss) for the period from discontinued operations	52	39	91

(including special items of:
fine		–	–

restructuring costs		2	2

post-retirement benefits)		37	37
Profit less losses on disposal of discontinued operations		–	–

Net profit (loss) for the period from discontinued operations	52	39	91

Net profit (loss) for the period	352	68	420

Attributable to equity holders of the parent	321	69	390

Attributable to minority interests	31	(1)	30

Earnings (loss) per £1 Ordinary Share

Basic – Continuing operations			25.5p

– Discontinued operations			7.4p

– Total			32.9p

Diluted – Continuing operations			25.4p

– Discontinued operations			7.4p

– Total			32.8p

Dividend proposed per £1 Ordinary Share			7.7p

See accompanying notes to consolidated financial statements.

www.ici.com	ICI Annual Report and Accounts 2006 65A

Back to Contents
Back to Accounts Contents

Accounts

	2004 (as restated – note 1)

	Before
	special	Special
	items	items	Total
	£m	£m	£m

Continuing operations

Revenue	4,419		4,419

Operating costs	(3,970)	(2)	(3,972)
(including special items of:

restructuring costs		(2)	(2)

post-retirement benefits)		–	–
Other operating income	32	–	32

Profits less losses on disposal of property, plant and equipment		(1)	(1)

Operating profit (loss)	481	(3)	478

Profits less losses on sale of continuing operations		185	185

Share of profits less losses of associates	2	–	2
Interest expense	(172)	–	(172)

Interest income	85	–	85

Foreign exchange gains on debt previously hedging goodwill written off to reserves		15	15

Post-retirement benefit interest cost	(407)	–	(407)

Post-retirement benefit expected return on assets	381	–	381
Net finance expense	(113)	15	(98)

Profit (loss) before taxation	370	197	567

Income tax expense	(78)	(19)	(97)

Net profit (loss) for the period from continuing operations	292	178	470

Discontinued operations

Profit (loss) for the period from discontinued operations	42	1	43

(including special items of:
fine		–	–

restructuring costs		1	1

post-retirement benefits)		–	–
Profit less losses on disposal of discontinued operations		(5)	(5)

Net profit (loss) for the period from discontinued operations	42	(4)	38

Net profit (loss) for the period	334	174	508

Attributable to equity holders of the parent	306	168	474

Attributable to minority interests	28	6	34

Earnings (loss) per £1 Ordinary Share

Basic – Continuing operations			37.1p

– Discontinued operations			3.0p

– Total			40.1p

Diluted – Continuing operations			37.1p

– Discontinued operations			3.0p

– Total			40.1p

Dividend proposed per £1 Ordinary Share			7.3p

See accompanying notes to consolidated financial statements.

www.ici.com	ICI Annual Report and Accounts 2006 65B

Back to Contents
Back to Accounts Contents

Accounts

Statement of Group recognised income and expense
for the year ended 31 December 2006

		2006	2005	2004
	notes	£m	£m	£m

Net profit		329	420	508
Exchange differences on translating foreign operations		(88)	83	(32)

Recycling of cumulative exchange differences		6	–	1

Actuarial gains and losses		58	(625)	(92)

Changes in fair value of cash flow hedges		1	2	–

Tax on items taken directly to equity		101	38	30
Total income and expense recognised directly in equity		78	(502)	(93)

Total recognised income and expense for the period		407	(82)	415

Attributable to equity holders of the parent	27	385	(120)	381

Attributable to minority interests	27	22	38	34

See accompanying notes to consolidated financial statements.

66 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Group balance sheet
 at 31 December 2006

			2005
			(as restated
		2006	note 1)
	notes	£m	£m

Assets

Non-current assets

Intangible assets	13	523	601

Property, plant and equipment	14	1,069	1,612

Investments in associates	15	21	19

Financial assets	16	28	73

Deferred tax assets	17	229	254

Other receivables	19	35	42

Post-retirement benefit assets	26	12	11

		1,917	2,612

Current assets

Inventories	18	486	658

Trade and other receivables	19	791	1,028

Current tax debtor		17	15

Financial assets	16	110	30

Cash and cash equivalents	20	596	522

Assets classified as held for sale	11	372

		2,372	2,253

Total assets	4	4,289	4,865

Liabilities

Current liabilities

Trade and other payables	21	(1,272)	(1,484)

Financial liabilities	23	(487)	(245)

Current tax liabilities	22	(217)	(360)

Provisions	24	(193)	(106)

Liabilities classified as held for sale	11	(201)

		(2,370)	(2,195)

Non-current liabilities

Financial liabilities	23	(548)	(1,103)

Other creditors	21	(28)	(39)

Provisions	24	(277)	(298)

Deferred tax liabilities	17	(18)	(21)

Post-retirement benefit liabilities	26	(1,237)	(1,699)

		(2,108)	(3,160)

Total liabilities	4	(4,478)	(5,355)

Net assets		(189)	(490)

Equity

Called-up share capital	27	1,193	1,192

Share premium account	27	936	934

Retained earnings and other reserves	27	(2,442)	(2,742)

Attributable to equity holders of the parent	27	(313)	(616)

Minority interests	27	124	126

Total equity	27	(189)	(490)

See accompanying notes to consolidated financial statements.

The accounts on pages 60 to 133 were authorised for issue by the Board of Directors on 22 February 2007 and were signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

www.ici.com	ICI Annual Report and Accounts 2006 67

Back to Contents
Back to Accounts Contents

Accounts

Group cash flow statement
for the year ended 31 December 2006

			2005	2004
			(as restated	(as restated
		2006	note 1)	note 1)
	notes	£m	£m	£m

Cash flows from operating activities

Net profit for period		329	420	508

Adjusted for:

Net finance expense		99	112	120

Depreciation and amortisation		150	169	170

Post-retirement benefit charges		46	41	63

Special items after taxation		70	(68)	(174)

Taxation (including taxation on associates)		84	93	90

(Increase) decrease in inventories		(32)	24	(74)

(Increase) in receivables		(47)	(17)	(29)

Increase in payables		74	53	116

Outflows relating to operating special items		(68)	(53)	(81)

Post-retirement benefit payments	26	(238)	(153)	(151)

Interest paid		(118)	(125)	(156)

Interest received		42	55	87

Tax paid excluding tax on disposal of businesses		(84)	(83)	(43)

Dividends paid to equity holders of the parent		(96)	(91)	(82)

Dividends paid to minority interests		(21)	(15)	(13)

Other items		1	(3)	(24)

Net cash inflow from operating activities		191	359	327

(including net cash flows from discontinued operating activities)		29	57	61

Cash flows from investing activities

Purchase of property, plant and equipment and intangibles		(150)	(159)	(158)

Proceeds from sale of property, plant and equipment		26	17	8

Purchase of businesses, net of cash acquired	30	(31)	(23)	(4)

Net proceeds from disposal of businesses†	30	324	108	279

Payments in respect of disposals prior to 2004		(41)	(47)	(95)

Tax on disposal of businesses		(1)	(2)	(1)

Increase in current asset investments	29	(17)	(6)	(38)

Net cash inflow (outflow) from investing activities		110	(112)	(9)

(including net cash flows from discontinued investing activities)		243	(92)	(100)

Cash flows from financing activities

Increase in long-term loans	29	4	6	12

Repayment of long-term loans	29	(146)	(137)	(521)

Net increase (decrease) in short-term borrowings	29	7	(114)	84

Movement in non-operating derivatives	29	(70)	26

Other financing cash flows (including capital repayment of finance leases)	29	(13)	1	(1)

Proceeds from exercise of share options		6	–	–

Net cash (outflow) from financing activities		(212)	(218)	(426)

(including net cash flows from discontinued financing activities)		–	(4)	–

Cash and cash equivalents at beginning of period	29	516	469	588

Net cash inflow (outflow) from all activities	29	89	29	(108)

Movement arising on foreign currency translation	29	(25)	18	(11)

Other	29	9	–	–

Cash and cash equivalents at end of period	29	589	516	469

†	Includes payments in respect of disposals in 2004 and later (see note 30).

See accompanying notes to consolidated financial statements.

68 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts

1 Basis of presentation of financial information

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and related IFRIC interpretations in issue, that have been endorsed by the European Commission and are effective at 31 December 2006, or where ICI has chosen to adopt early at 31 December 2006 (‘adopted IFRS’).

New accounting policies and future requirements
The following standards or interpretations, issued by the IASB or the IFRIC, that have been adopted by the European Commission, came into effect during the year and have been applied by the Group:

Amendment to IAS 39 Cash flow hedge accounting of forecast intra-group transactions
Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts
Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates
IFRIC 4 Determining whether an Arrangement contains a Lease
IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

The standards listed above did not have a significant effect on the consolidated results or financial position of the Group, except for IFRIC 4 Determining whether an Arrangement contains a Lease. IFRIC 4 came into effect from 1 January 2006 and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. In accordance with the transitional provisions, this has resulted in additional assets of £15m being recognised on the balance sheet at 1 January 2004, offset by the recognition of associated finance lease creditors of £19m, which are included within net debt. As a consequence, net assets at 1 January 2004 were restated from £(572)m to £(576)m. Net debt at 1 January 2004 has been restated from £1,326m to £1,345m. Operating profit for 2005 and 2004 has increased by £3m and £2m respectively and net finance expense for 2005 and 2004 has increased by £3m and £2m respectively. Profit before tax is unchanged in both years and therefore there is no impact on earnings per share.

The following standards or interpretations, issued by the IASB or the IFRIC, have been adopted by the European Commission, but only become effective for accounting periods beginning after 31 December 2006:

Amendment to IAS 1 Presentation of Financial Statements Capital Disclosures
IFRS 7 Financial Instruments: Disclosures
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Re-assessment of Embedded Derivatives

The Group does not currently believe the adoption of these standards or interpretations, which are not yet effective, will have a significant effect on the consolidated results or financial position of the Group.

The following standards or interpretations, issued by the IASB or the IFRIC, have not yet been adopted by the European Commission and only become effective for accounting periods beginning after 31 December 2006:

IFRS 8 Operating Segments
IFRIC 10 Interim Financial Reporting and Impairment
IFRIC 11 Group and Treasury Share Transactions

The Group is currently assessing the impact of these standards or interpretations, which are not yet effective.

Changes in presentation
During the year, the Group changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic Materials. This change reflects a move to global business units during 2006. Information is also provided for the entirety of the National Starch business as it is an important part of the organisation. Current and prior year segment information has been updated for the change.

The revenue recognition policy for the treatment of certain co-operative allowances paid to customers has been revised to better reflect internal reporting where the allowances are now treated as a deduction from revenue rather than a promotional expense. This revision, which only impacts the Paints business, has been included in the results for 2006 and comparative information adjusted accordingly. As a consequence, total sales for the Group for the full year 2005 and 2004 have decreased by £25m and £32m respectively. There is no effect on operating profit.

During the year, the basis of presentation of the Group’s current and deferred tax balances at 31 December 2005 was reviewed in light of the offset requirements in IAS12 Income Taxes. As a result of this review, certain current taxation assets were offset with current taxation liabilities and certain deferred taxation liabilities were offset with deferred taxation assets. Prior year presentation of these amounts has been changed to conform to the revised presentation. Deferred taxation assets at 31 December 2005 originally stated at £507m have been revised to £254m and deferred taxation liabilities originally stated at £274m have been revised to £21m. Current taxation assets 31 December 2005 originally stated at £81m (£42m non-current and £39m current) have been revised to £18m (£15m current and £3m non-current) and current taxation liabilities stated at £423m have been revised to £360m.

During the year, the Group also reviewed the basis of presentation of current asset investments within the cash flow statement. As a result of this review, current asset investments are now presented as part of investing activities as opposed to their previous classification within financing activities. Their inclusion within the definition of net debt is unchanged. Prior year presentation of these amounts has been changed to conform to the revised presentation.

IFRS transition exemptions
These are the Group’s second consolidated financial statements in accordance with adopted IFRS. The Group’s transition date for adoption of IFRS was 1 January 2004.

www.ici.com	ICI Annual Report and Accounts 2006 69

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

1 Basis of presentation of financial information (continued)

The complete accounting policies are set out on pages 60 to 63 of this report. IFRS 1 First-time Adoption of International Financial Reporting Standards permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS. The exemptions taken by ICI in accordance with IFRS 1 have been described in the accounting policy to which they relate and are repeated below. These policies have been consistently applied to all the years presented and in preparing the opening IFRS balance sheet at 1 January 2004 for the purpose of the transition to IFRS, except for those relating to the classification and measurement of financial instruments.

ICI has taken the following key exemptions on transition to IFRS:

(a)	Business combinations: The Group has chosen not to restate business combinations prior to the transition date on an IFRS basis. Consequently, goodwill has been accounted for up until the transition date of 1 January 2004 in accordance with UK GAAP as applicable at that time, and goodwill has been accounted for subsequent to 1 January 2004 in accordance with IFRS 1 on transition and IFRS 3 Business Combinations on a prospective basis from that date.

In particular, the acquisition of the Unilever Speciality Chemicals business in 1997 for a consideration of £4.2bn was accounted for in compliance with UK GAAP at that time. The net assets acquired were recognised on the balance sheet at fair value (£0.7bn) and the goodwill on the transaction, amounting to £3.5bn, was taken directly to reserves and included as a debit balance in the profit and loss account reserve. In addition, further acquisitions made since 1998 were accounted for under FRS 10; goodwill arising on these acquisitions has been included as an intangible asset and subject to amortisation.

If the Group had not elected to adopt the exemptions in IFRS 1 relating to business combinations, then all acquisitions made by the Group prior to 2004 would have been accounted for in accordance with IFRS 3.

Consequently, in the 1997 and subsequent Group balance sheets:

	•	The fair value relating to all acquisitions would have been evaluated under IFRS 3.

	•	Goodwill of circa £3.5bn would have been recognised in 1997 subject to the recognition of intangible assets.

	•	Intangible assets would have been recognised in accordance with IFRS 3 which contains different requirements from UK GAAP. It is therefore possible, but we have not evaluated this, that some of the goodwill would have been reclassified as intangible assets.

	•	It is likely that the goodwill relating to the Uniqema business and the Paints business in Latin America would have been impaired and written down to zero. Under SFAS No. 142 Goodwill and Other Intangible Assets, impairments of £122m and £255m were recognised in relation to the Latin American Paints business in 2002 and Uniqema business in 2003, respectively (being the entire goodwill relating to these businesses under US GAAP at that time).

Specifically, these accounts would have been impacted in the following ways:

•	The 1 January 2004 IFRS transition balance sheet and subsequent balance sheets would include significant goodwill and intangible assets subject to the initial recognition criteria, including impairment testing on transition, and annual impairment and amortisation charges discussed below.

•	The profit on the disposal of the Quest Food Ingredients business included in the comparative 2004 income statement of £163m would have been significantly reduced as goodwill and intangibles held on the balance sheet would have been included in the assets disposed.

•	The income statements for the periods ending 31 December 2004, 2005 and 2006 would have included charges for amortisation of intangibles.

The main impacts on subsequent periods would be:

•	The profit on the planned disposal of Quest would be significantly reduced as goodwill and intangibles held on the balance would be included in the assets disposed.

•	The goodwill recognised on the balance sheet would be assessed for impairment at least annually.

•	Any intangible assets determined to have a finite life would be subject to amortisation in the income statement each year and impairment testing in accordance with IAS 36 Impairment of Assets.

•	Goodwill held in foreign currencies would also be retranslated annually through reserves.

(b)	Employee benefits: All cumulative actuarial gains and losses have been recognised in equity at the transition date. This is to maintain consistency with prospective Group policy, whereby all actuarial gains and losses will be recognised directly in reserves via the statement of recognised income and expense. If the Group had not adopted such a policy, then the cumulative actuarial gains and losses would have been split into a recognised portion and a larger unrecognised portion. The unrecognised portion offsetting the post-retirement benefit liability on the balance sheet would be charged to the income statement on a systematic basis over a period of time.

(c)	Cumulative translation differences: One of the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates is that on disposal of an operation, the cumulative amount of exchange differences previously recognised directly in equity for that foreign operation are to be transferred to the income statement as part of the profit or loss on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date. If the Group had not taken this exemption, a different amount of net foreign exchange gains and losses would be transferred to the income statement on disposal of a foreign operation.

(d)	The Group took the exemption under IFRS 1 not to restate comparative information in respect of IAS 32 and IAS 39. As a consequence financial instruments included in the 2004 comparative information are still in accordance with UK GAAP, whereas they are accounted for in accordance with IFRS in the 2005 and 2006 results. In accordance with the transitional provisions of IFRS, this had been treated as a change in accounting policy. The accounting policies for financial instruments under both UK GAAP and under IFRS are detailed on page 62 to 63 of this report. The adjustments made to reserves as a result of adopting IAS 32 and IAS 39 on 1 January 2005 are detailed in note 27. The resultant effect on opening net debt is detailed in note 29. If the Group had not taken this exemption, a number of financial instruments would have been recognised or revalued in the opening balance sheet at 1 January 2004 and accounted for during the year ended 31 December 2004 in accordance with IAS 32 and IAS 39.

70 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

1 Basis of presentation of financial information (continued)

The exemptions ICI has elected not to adopt include the following:

(a)	Share-based payments: The Group has not adopted the exemption to apply IFRS 2 Share-based Payment only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all awards granted but not fully vested at the date of transition to maintain consistency across reporting periods. Fair value disclosures in respect of share based incentive schemes have been previously made in the Group’s US GAAP net income reconciliation in the Annual Report and Accounts.

(b)	Fair value or revaluation at deemed cost: The Group has not adopted the exemption to restate items of property, plant and equipment to fair value at the transition date. Such items have been maintained at historical cost in order to maintain consistency with previous Group policy.

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005. The European Commission has adopted a ‘carved-out’ version of IAS 39, which excludes certain aspects of hedge accounting. The endorsement of the full IAS 39 by the European Commission would have no effect on the results of the Group.

Continuing and Discontinued Operations
For reporting purposes, the results in these financial statements differentiate between the Group’s continuing and discontinued operations. Discontinued operations are components of the Group representing separate major lines of business or geographical areas of operations, or are part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation and which have been sold, permanently terminated or classified as held for sale at the period end. A component of the Group comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. All other operations are classified as continuing operations. Transactions in these financial statements which are identified as relating to discontinued operations comprise items (and associated tax effects) in respect of the following operations; Quest (currently held for sale, with the exception of the Quest Food Ingredients business divested in 2004 which is classified as continuing), Uniqema (sold in 2006), and the Polyurethanes business, Tioxide business, selected Petrochemicals businesses, Acrylics business, Chlor-Chemicals business, Polyester business, Explosives business and Ethylene oxide business all of which were sold or terminated before 1 January 2004.

Non co-terminous year ends
One subsidiary made up its statutory accounts to a date earlier than 31 December, but not earlier than 30 September; additionally three subsidiaries made up their local statutory accounts prior to 30 September. All subsidiaries, including those with non co-terminous year ends, are required to prepare and submit their financial information for inclusion in the Group consolidated accounts in line with the Group’s accounting period 1 January to 31 December. There are consequently no adjustments to be made for the effects of significant transactions or events that occur between the date of the subsidiaries’ financial information and the date of the parent’s financial statements.

Critical accounting policies, judgments and estimates
The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and related disclosures. Actual results could differ from those estimates. Judgments made by management on the application of IFRS that have had a significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 37.

2 Directors’ and Officers’ remuneration and interests

The Directors and Officers are regarded as the key management personnel of the ICI Group. Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in the Remuneration Report on pages 45 to 56.

Charges in relation to remuneration received by key management personnel for services in all capacities during the years ended 31 December are as follows:

	2006			2005			2004

	Directors	Officers	Total	Directors	Officers	Total	Directors	Officers	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Short-term employee benefits	4.3	1.8	6.1	4.3	2.5	6.8	4.1	2.4	6.5

Post-retirement benefits	0.3	0.2	0.5	0.4	0.2	0.6	0.3	0.2	0.5

Termination benefits	–	–	–	–	–	–	0.4	–	0.4

Share-based payments*	1.3	0.6	1.9	2.3	1.0	3.3	1.7	0.7	2.4

	5.9	2.6	8.5	7.0	3.7	10.7	6.5	3.3	9.8

*	Fair value charge in respect of Directors and Officers, as described in note 7.

	£1 Ordinary	Options	Options granted†
	Shares† at	outstanding at	Subscription	Date latest
	19 February 2007	19 February 2007	prices	option
	Number	Number	£	expires

Directors (for further details see Remuneration Report pages 50, 51 and 54)	851,499	7,138,356	1.340 to 10.077	02.04.16

Officers	179,395	2,606,137	1.340 to 10.077	02.04.16

†	Includes ADRs disclosed in terms of £1 Ordinary Share equivalents/Ordinary Share option equivalents.

No individual Director or Officer had interests in shares or options exceeding 1% of the issued Ordinary Share capital of the Company.

Loans and guarantees to Officers
At 31 December 2006 an interest-free housing loan to an Officer of the Company amounting to £100,000 (2005 £100,000; 2004 £100,000) was outstanding.

www.ici.com	ICI Annual Report and Accounts 2006 71

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

3 Special items before taxation

		2006	2005	2004
		£m	£m	£m

Credited (charged) in arriving at continuing operating profit (loss)

Restructuring	(a)	(80)	(5)	(2)

Post-retirement benefits	(b)	–	3	–

Profits less losses on disposal of fixed assets	(c)	9	7	(1)

		(71)	5	(3)

Profits less losses on sale of continuing operations

Profits	(d)	6	16	194

Losses	(e)	(2)	(3)	(9)

		4	13	185

Foreign exchange gains on debt previously hedging goodwill written off to reserves	(f)	15	2	15

Special items within continuing profit (loss) before taxation		(52)	20	197

Credited (charged) in arriving at discontinued profit (loss)

Fine	(g)	(62)	–	–

Restructuring	(a)	(10)	(8)	(3)

Post-retirement benefits	(b)	–	37	–

		(72)	29	(3)

Profits less losses on sale of discontinued operations

Profits	(h)	72	60	19

Losses	(i)	(40)	(53)	(29)

		32	7	(10)

Special items within discontinued profit (loss) before taxation		(40)	36	(13)

(a)	A detailed description of those special items charged/credited in arriving at operating profit (loss) is provided in note 25.

The 2006 charge of £80m for continuing operations includes £70m primarily relating to the restructuring and transformation programme announced in the second quarter of 2006 and £10m relating to earlier restructuring programmes, comprising: Paints £26m charge, Adhesives £22m charge, Specialty Starches £2m charge, Specialty Polymers £3m charge, Electronic Materials £2m charge, Regional and Industrial £7m charge and Corporate £18m charge. Included in the restructuring charge for Adhesives are amounts relating to accelerated depreciation of £11m. 2006 charge for discontinued operations of £10m includes restructuring for Quest £7m charge and Uniqema £3m charge (including £2m of accelerated depreciation).

The 2005 charge of £5m for continuing operations relates to earlier restructuring programmes comprising: Paints £5m charge, Adhesives £2m charge and Corporate £2m release. Included in the restructuring charge for Adhesives are amounts relating to accelerated depreciation of £1m. 2005 for discontinued operations relates to restructuring programmes: Quest £12m charge (including £2m of accelerated depreciation) and Uniqema £4m release.

2004 includes £5m relating to earlier restructuring programmes comprising within continuing operations: Specialty Starches £1m charge and Corporate £1m charge relating to severance costs and discontinued operations: Quest £6m charge relating to severance costs and Uniqema £3m release of prior year provisions.

(b)	In 2005, changes to the terms of the Netherlands post-retirement pensions and healthcare plans resulted in a benefit of £3m relating to continuing operations and a further benefit of £37m in discontinued operations.

(c)	Other items included within special operating items include a profit of £9m (2005 £7m profit; 2004 £1m loss) arising from the disposal of fixed assets.

(d)	The profits on sale of continuing operations in 2006 includes a release of provisions of £5m relating to the disposal of Quest Food Ingredients. The profits on sale of continuing operations in 2005 include the gain from the sale of the National Starch Vinamul Polymers business of £6m and a gain of £3m from the sale of the Paints Wood Finish business in Germany. The profits on sale of continuing operations in 2004 include the gain on sale of the Quest Food Ingredients business £163m, a gain of £26m from the sale of part of the Group’s interest in Pakistan PTA Ltd and a gain on the sale of the nitrocellulose and trading businesses in India of £5m.

(e)	The losses on sale of continuing operations in 2005 relate to the loss on disposal of 51% of the rubber chemicals business in India of £3m. The losses on sale of continuing operations in 2004 relate primarily to the loss on the closure of the polyethylene business in Argentina of £4m and the loss on sale of the Metro (Wallcoverings) business in Canada of £5m.

(f)	Under IFRS, the exclusion of goodwill in reserves from the assets in the net investment hedge calculation has introduced volatility to the income statement. This results from the impact of foreign exchange rate movements on that part of the debt that cannot be considered a part of the hedge. The £15m (2005 £2m; 2004 £15m) credit arising in the income statement from this treatment is included within the net finance expense and presented as a special item.

(g)	The charge of £62m in 2006 relates to a fine imposed by the European Commission following an investigation into alleged cartel activity in the European methacrylates markets.

(h)	The profits on sale of discontinued operations in 2006 include the £48m gain arising from the divestment of Uniqema, a release of provisions of £18m following resolution of an environmental issue and £4m receipt from the Ineos Group. The profits on sale of discontinued operations in 2005 relate primarily to credits of £23m arising from changes to post-retirement healthcare plans in the USA relating to divested businesses classified as discontinued in prior years, a release of provisions following a land transaction in the north of England of £28m and a £4m receipt from the Ineos Group. The profits on sale of discontinued operations in 2004 include a £7m gain in relation to the release of provisions created for the sale of Synetix in 2002 (see note 25).

(i)	The losses on sale of discontinued operations in 2006 include additional pension administration cost of £14m, increased employer liability costs of £9m and a further provision of £8m relating to the Polyurethanes, Tioxide and selected Petrochemical businesses. The losses on sale of discontinued operations in 2005 relate primarily to increases in provisions relating to long-term residual activities of £37m, principally relating to the pension administration costs £23m, and increased employer liability costs of £10m; and a further provision of £10m relating to the costs of divestment of the Chlor-Chemicals, Klea and Crosfield businesses. The losses on sale of discontinued operations in 2004 relate primarily to a £13m charge in relation to an increased provision in relation to the Polyurethanes, Tioxide and selected Petrochemical businesses, a £6m charge in relation to costs of the divestments of the Chlor-Chemicals, Klea and Crosfield businesses and a £5m charge relating to ICI’s exit from Ineos Chlor.

Under US GAAP, these special items would be included in operating income, unless they related to discontinued operations or foreign exchange gains on debt hedging goodwill arising under US GAAP.

72 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

4 Segment information

The Group is managed in six reporting segments, differentiated by business; primarily by the nature of products manufactured in each, together with a segment for discontinued operations. Discontinued includes Uniqema, which was divested in September 2006 and Quest, the disposal of which was announced in November 2006. An explanation of the basis on which operations are classified as discontinued is set out in note 1. During the year, the Group changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic Materials. This change reflects a move to global business units during 2006. Information is also provided for the entirety of the National Starch business as it is an important part of the organisation. Current and prior year segment information has been updated for the change.

The major products of each business segment are as follows:

Business segments	Products

Continuing operations

Paints	decorative paint and packaging coatings for food and beverage cans

Adhesives	industrial adhesives, including waterborne, hot melt and pressure sensitive adhesives and process lubricants

Specialty Starches	specialty food and industrial starches

Specialty Polymers	redispersible powder polymers, rheology modifiers and other specialty polymers for water treatment and personal care

Electronic Materials	adhesives, encapsulants and specialty coatings

Regional and Industrial	polyester staple fibre, pure terephthalic acid, soda ash, seeds, pharmaceuticals, sulphur-related products and wine chemicals

Discontinued operations

Quest†	flavours, fragrance products and fragrance ingredients

Uniqema††	oleochemicals (process intermediates), polymers, base stocks and additives for lubricants, personal care, performance specialties for the manufacture of agrochemicals and coatings, oilfield chemicals, textile auxiliaries, spin finish, polymer additives and specialty cleaning

†	Disposal announced in November 2006.
††	Divested in September 2006.

Corporate and other represents the shared costs that are not directly attributable to individual segments.

The geographical segments of the Group are the United Kingdom, Continental Europe, North America (USA and Canada), Latin America (Central and South America), Asia and the Other countries (principally Australia).

The accounting policies for each segment are the same as those appearing on pages 60 to 63. The Group’s policy is to transfer products internally at external market prices.

Business segments	Segment Revenue

		2006			2005			2004

		Inter-	Total		Inter-	Total		Inter-	Total
	External	segment	segment	External	segment	segment	External	segment	segment
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	2,411	3	2,414	2,304	2	2,306	2,127	2	2,129

Adhesives	1,048	4	1,052	1,000	5	1,005	1,056	25	1,081

Specialty Starches	493	9	502	457	8	465	460	8	468

Specialty Polymers	265	1	266	227	1	228	178	12	190

Electronic Materials	201	2	203	183	4	187	172	3	175

Total National Starch	2,007	16	2,023	1,867	18	1,885	1,866	48	1,914

Quest Food Ingredients	–	–	–	–	–	–	50	–	50

Regional and Industrial	425	6	431	428	5	433	377	3	380

Total reporting segments	4,843	25	4,868	4,599	25	4,624	4,420	53	4,473

Corporate and other	3	–	3	3	–	3	3	–	3

	4,846	25	4,871	4,602	25	4,627	4,423	53	4,476

Inter-segment revenue		(26)	(26)		(26)	(26)		(57)	(57)

Total continuing segment revenue	4,846	(1)	4,845	4,602	(1)	4,601	4,423	(4)	4,419

Discontinued operations

Quest	588	–	588	560	–	560	533	1	534

Uniqema	434	1	435	625	1	626	621	3	624

Total discontinued segment revenue	1,022	1	1,023	1,185	1	1,186	1,154	4	1,158

Total Group revenue	5,868	–	5,868	5,787	–	5,787	5,577	–	5,577

www.ici.com	ICI Annual Report and Accounts 2006 73

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

4 Segment information (continued)

Business segments
	Segment profit			Segment profit
	before special items			after special items

		2005	2004		2005	2004
		(as restated	(as restated		(as restated	(as restated
	2006	note 1)	note 1)	2006	note 1)	note 1)
	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	257	253	235	240	248	235

Adhesives	83	75	84	61	76	84

Specialty Starches	60	43	46	58	43	45

Specialty Polymers	48	46	41	45	46	41

Electronic Materials	51	50	43	49	50	43

Total National Starch	242	214	214	213	215	213

Quest Food Ingredients	–	–	7	–	–	7

Regional and Industrial	37	51	52	30	51	52

Total reporting segments	536	518	508	483	514	507

Corporate and other	(34)	(39)	(27)	(52)	(30)	(29)

Total continuing segment result	502	479	481	431	484	478

Reconciliations

Operating profit/segment result	502	479	481	431	484	478

Profit less losses on sale of continuing operations				4	13	185

Share of profits less losses of associates	2	3	2	2	3	2

Net finance expense	(97)	(105)	(113)	(82)	(103)	(98)

Income tax expense	(70)	(77)	(78)	(56)	(68)	(97)

Continuing operations net profit	337	300	292	299	329	470

Discontinued operations

Quest	61	52	40	54	63	34

Uniqema	16	22	19	13	40	22

Other	–	–	–	(62)	–	–

Total discontinued segment result	77	74	59	5	103	56

Reconciliations

Operating profit/segment result	77	74	59	5	103	56

Profit less losses on sale of discontinued operations	–	–	–	32	7	(10)

Net finance expense	(2)	(7)	(7)	(2)	(7)	(7)

Income tax expense	(13)	(15)	(10)	(5)	(12)	(1)

Discontinued operations net profit	62	52	42	30	91	38

Total Group net profit	399	352	334	329	420	508

In the above table, the columns headed “segment profit before special items” are provided to give additional information on segment performance consistent with the approach used by executive management.

74 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

4 Segment information (continued)

Business segments
	Depreciation** (note 14)			Amortisation (note 13)

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	45	43	39	3	4	4

Adhesives	28	18	24	1	2	3

Specialty Starches	21	20	18	1	2	2

Specialty Polymers	6	5	6	1	1	1

Electronic Materials	5	5	4	1	1	1

Total National Starch	60	48	52	4	6	7

Quest Food Ingredients	–	–	1	–	–	–

Regional and Industrial	18	19	20	–	–	–

Total reporting segments	123	110	112	7	10	11

Corporate and other	3	3	3	1	2	2

Total continuing operations	126	113	115	8	12	13

Discontinued operations

Quest	12	19	15	3	3	3

Uniqema	12	21	20	2	4	4

Total discontinued operations	24	40	35	5	7	7

Total Group	150	153	150	13	19	20

**	Includes depreciation relating to special items.

	Capital expenditure*
	(note 13 and note 14)			Significant non-cash expenses†

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	61	45	48	2	2	2

Adhesives	22	23	20	(1)	1	(1)

Specialty Starches	17	16	34	–	–	(1)

Specialty Polymers	8	6	3	–	–	–

Electronic Materials	7	8	7	–	–	(1)

Total National Starch	54	53	64	(1)	1	(3)

Quest Food Ingredients	–	–	–	–	–	–

Regional and Industrial	15	18	10	(1)	1	–

Total reporting segments	130	116	122	–	4	(1)

Corporate and other	1	3	3	–	–	–

Total continuing operations	131	119	125	–	4	(1)

Discontinued operations

Quest	15	22	17	(1)	1	1

Uniqema	10	17	18	–	1	1

Total discontinued operations	25	39	35	(1)	2	2

Total Group	156	158	160	(1)	6	1

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).

†	Significant non-cash expenses consist mainly of fair value gains/losses on derivatives and foreign exchange movements.

www.ici.com	ICI Annual Report and Accounts 2006 75

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

4 Segment information (continued)

Geographical segments
The figures for each geographic area show the revenue earned by, and the total assets and liabilities owned by, companies located in that area; export sales are included in the areas from which those sales were made.

	Revenue

	2006			2005			2004

		Inter-			Inter-			Inter-
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

United Kingdom*	858	221	1,079	809	216	1,025	829	230	1,059

Continental Europe	1,099	313	1,412	1,182	299	1,481	1,192	315	1,507

North America	1,927	186	2,113	1,923	176	2,099	1,908	198	2,106

Latin America	472	49	521	431	48	479	358	44	402

Asia	1,363	183	1,546	1,293	170	1,463	1,155	159	1,314

Other countries	149	2	151	149	2	151	135	2	137

	5,868	954	6,822	5,787	911	6,698	5,577	948	6,525

Inter-segment eliminations		(954)	(954)		(911)	(911)		(948)	(948)

Total Group revenue	5,868	–	5,868	5,787	–	5,787	5,577	–	5,577

*	The total export sales made by ICI companies located in the United Kingdom was £375m in 2006 (2005 £365m, 2004 £392m).

Business segments
	Segment assets			Segment liabilities

		2005	2004		2005	2004
		(as restated	(as restated		(as restated	(as restated
	2006	note 1)	note 1)	2006	note 1)	note 1)
	£m	£m	£m	£m	£m	£m

Paints	1,186	1,231	1,155	528	516	452

Adhesives	649	715	779	217	221	216

Specialty Starches	409	447	417	71	78	68

Specialty Polymers	138	144	112	40	38	22

Electronic Materials	148	159	142	24	24	21

Total National Starch	1,344	1,465	1,450	352	361	327

Quest	366	374	364	98	96	100

Uniqema	–	459	468	–	116	122

Regional and Industrial	270	309	294	91	94	102

Total reporting segments	3,166	3,838	3,731	1,069	1,183	1,103

Corporate and other	68	83	89	150	144	137

	3,234	3,921	3,820	1,219	1,327	1,240

Unallocated†	1,055	944	1,078	3,259	4,028	3,923

Total Group	4,289	4,865	4,898	4,478	5,355	5,163

†	Unallocated assets mainly comprise post-retirement benefit assets, deferred tax assets, investments in associates, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

	Goodwill included
	in segment assets

	2006	2005	2004
	£m	£m	£m

Paints	252	256	252

Adhesives	163	181	161

Specialty Starches	7	7	7

Specialty Polymers	5	6	–

Electronic Materials	55	62	56

Total National Starch	230	256	224

Quest	18	17	16

Uniqema	–	13	11

Regional and Industrial	12	14	13

Total reporting segments	512	556	516

Corporate and other	–	–	–

Total Group	512	556	516

76 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

4 Segment information (continued)

Geographical segments

	Segment assets			Segment liabilities

		2005	2004		2005	2004
		(as restated	(as restated		(as restated	(as restated
	2006	note 1)	note 1)	2006	note 1)	note 1)
	£m	£m	£m	£m	£m	£m

United Kingdom	502	542	602	308	307	315

Continental Europe	592	825	879	194	241	255

North America	1,080	1,378	1,213	304	357	272

Latin America	250	267	294	124	115	123

Asia	752	840	802	272	287	263

Other countries	58	69	30	17	20	12

	3,234	3,921	3,820	1,219	1,327	1,240

Unallocated†	1,055	944	1,078	3,259	4,028	3,923

Total Group	4,289	4,865	4,898	4,478	5,355	5,163

†	Unallocated assets mainly comprise post-retirement benefit assets, deferred tax assets, investments in associates, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

Geographical segments
	Capital expenditure*
	(note 13 and note 14)

	2006	2005	2004
	£m	£m	£m

United Kingdom	18	20	23

Continental Europe	29	27	38

North America	54	64	59

Latin America	8	8	9

Asia	45	37	30

Other countries	2	2	1

Total Group capital expenditure	156	158	160

*	Capital expenditure relates to the cost incurred during the period to acquire segment assets that are expected to be used during more than one period (property, plant and equipment and intangible assets).

Revenue by location of customer
	2006	2005	2004
	£m	£m	£m

Continuing operations

United Kingdom	603	529	543

Continental Europe	794	813	833

North America	1,598	1,560	1,544

Latin America	422	381	310

Asia	1,319	1,216	1,080

Other countries	109	102	109

Total continuing operations	4,845	4,601	4,419

Total Group

United Kingdom	690	611	628

Continental Europe	1,145	1,251	1,264

North America	1,861	1,870	1,856

Latin America	502	460	382

Asia	1,467	1,395	1,252

Other countries	203	200	195

Total Group revenue	5,868	5,787	5,577

www.ici.com	ICI Annual Report and Accounts 2006 77

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

5 Employee numbers and costs

Average number of people employed by the Group

Business segments
	2006	2005	2004

Continuing operations

Paints	15,010	15,160	15,330

Adhesives	4,860	4,800	5,240

Specialty Starches	2,200	2,240	2,340

Specialty Polymers	690	700	690

Electronic Materials	1,170	1,170	1,140

Total National Starch	8,920	8,910	9,410

Quest Food Ingredients	–	–	930

Regional and Industrial	1,890	2,190	2,290

Corporate

Board support and parent company activities	110	110	110

Group technical resources and other shared services	140	130	220

Total continuing operations	26,070	26,500	28,290

Discontinued operations

Quest	3,340	3,450	2,800

Uniqema	1,660	2,580	2,730

Total discontinued operations	5,000	6,030	5,530

Total Group	31,070	32,530	33,820

Geographical areas
	2006	2005	2004

United Kingdom	4,210	4,520	4,790

Continental Europe	4,880	5,300	5,660

North America	10,280	10,650	11,350

Latin America	2,960	3,050	3,070

Asia	8,170	8,430	8,400

Other countries	570	580	550

Total employees	31,070	32,530	33,820

	2006	2005	2004

Number of people employed by the Group at the year end	29,130	31,910	33,300

Continuing operations	25,850	26,010	28,080

Discontinued operations	3,280	5,900	5,220

Total Group employee costs
	2006	2005	2004
	£m	£m	£m

Salaries	863	886	893

Social security costs	91	90	88

Pension costs

Defined benefit plans	62	37	79

Defined contribution plans	20	16	16

Post-retirement healthcare plans	(9)	(25)	1

Other employment costs	13	2	14

	1,040	1,006	1,091

Less amounts allocated to capital	(6)	(8)	(4)

Severance costs charged in arriving at profit (loss) before tax	38	14	8

Post-retirement benefit finance expense	20	37	33

Total Group employee costs charged in arriving at profit (loss) before tax	1,092	1,049	1,128

78 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

6 Operating profit

(a) Operating profit by function

	Before special items			After special items

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Continuing operations

Revenue	4,845	4,601	4,419	4,845	4,601	4,419

Operating costs

Cost of sales	(3,084)	(2,906)	(2,757)	(3,104)	(2,893)	(2,756)

Distribution and selling costs	(774)	(744)	(731)	(784)	(741)	(732)

Research and development	(88)	(82)	(87)	(88)	(82)	(87)

Administration and other expenses	(436)	(427)	(395)	(486)	(445)	(397)

	(4,382)	(4,159)	(3,970)	(4,462)	(4,161)	(3,972)

Other operating income

Royalties	2	4	1	2	4	1

Other income	37	33	31	37	33	31

	39	37	32	39	37	32

Profits less losses on disposal of property, plant and equipment				9	7	(1)

Continuing operations operating profit	502	479	481	431	484	478

Gross profit	1,761	1,695	1,662	1,741	1,708	1,663

	Before special items			After special items

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Total Group

Revenue	5,868	5,787	5,577	5,868	5,787	5,577

Operating costs

Cost of sales	(3,731)	(3,682)	(3,532)	(3,751)	(3,669)	(3,531)

Distribution and selling costs	(880)	(862)	(850)	(890)	(859)	(851)

Research and development	(153)	(147)	(146)	(153)	(147)	(146)

Administration and other expenses	(565)	(583)	(544)	(687)	(572)	(549)

	(5,329)	(5,274)	(5,072)	(5,481)	(5,247)	(5,077)

Other operating income

Royalties	2	4	1	2	4	1

Other income	38	36	34	38	36	34

	40	40	35	40	40	35

Profits less losses on disposal of property, plant and equipment				9	7	(1)

Total Group operating profit	579	553	540	436	587	534

Gross profit	2,137	2,105	2,045	2,117	2,118	2,046

www.ici.com	ICI Annual Report and Accounts 2006 79

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

6 Operating profit (continued)

(b) Total Group operating costs have been arrived at after (charging) crediting:

	Before special items			After special items

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Employee costs	(1,051)	(1,067)	(1,101)	(1,092)	(1,049)	(1,128)

Depreciation expense	(137)	(150)	(150)	(150)	(153)	(150)

Amortisation expense	(13)	(19)	(20)	(13)	(19)	(20)

Expense for share-based payments	(6)	(7)	(8)	(6)	(7)	(8)

Foreign exchange gain	1	6	1	1	6	1

Total Auditor Remuneration	(8)	(6)	(5)	(8)	(6)	(5)

	2006	2005	2004
	£m	£m	£m

Statutory audit of the Group – Remuneration of Auditor	(1.4)	(1.3)	(1.2)

Services other than audit – Remuneration of Auditor and associates

Auditing of accounts of subsidiaries of company pursuant to legislation	(1.9)	(2.1)	(1.9)

Other services supplied pursuant to such legislation†	(3.5)	(1.1)	(0.9)

Other services relating to taxation*	(0.4)	(0.5)	(0.7)

Employee benefit plan audits	(0.4)	(0.3)	(0.2)

All other services	(0.5)	(0.2)	(0.1)

	(6.7)	(4.2)	(3.8)

Total Auditor Remuneration	(8.1)	(5.5)	(5.0)

*	Tax services for 2006 related to advisory services £0.1m (2005 £0.3m; 2004 £0.4m) and compliance services £0.3m (2005 £0.2m; 2004 £0.3m).
†	Other services supplied pursuant to such legislation include an amount of £3.1m in 2006 relating to audits under section 404 of the US Sarbanes-Oxley Act 2002.

7 Share-based payments

The Group has three share option schemes and three share award schemes. The principal features of these schemes are as follows:

Share option schemes
2004 Executive Share Option Plan
Options granted under this scheme are principally made to Executive Directors and members of the Executive Management Team. This scheme grants options that vest and become exercisable providing earnings per share targets over a three-year period are satisfied. Vesting levels will vary based on earning per share levels achieved. There is no retesting after the three-year performance period. Options under the plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The prices at which options are granted under the 2004 Executive Share Option Plan must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the three business days immediately preceding the date on which the option is granted. For US participants the awards are made as Stock Appreciation Rights (SARs) denominated in American Depository Receipts (ADRs).

1994 Share Option Scheme
The last options granted under this scheme were in 2003. Share options outstanding under the 1994 Share Option Scheme were granted subject to performance conditions over a three-year period, which are retested each year until the 10 year terms of the grants are reached. Earnings per Share was used as the performance condition. The prices at which options were granted under the scheme must not be less than the nominal value of an Ordinary Share nor less than the average of the middle market quotation of an ICI Ordinary Share on the London Stock Exchange on the five business days immediately preceding the date on which the option is offered. Grants under the 1994 Stock Appreciation Rights Plan are made on the same terms as the 1994 Share Option Scheme. For US participants the awards are made as SARs denominated in ADRs.

UK Savings-related Share Option Scheme (UK – Sharesave)
Under the UK Sharesave scheme, the price at which options were granted could not be less than the greater of the nominal value of an Ordinary Share, or 80% of the average market value of an Ordinary Share on the three business days preceding the day on which the offer of options was made. The options may normally be exercised within a period of six months, after a vesting period of three or five years, depending on the length of the option period chosen by the employee. The total purchase cost in respect of options granted under the UK – Sharesave Scheme is deducted from salary over a period of three or five years at the choice of the employee, and vest subject to employees meeting minimum service requirements. Grants are no longer made under this scheme.

The grants to non-US participants under both the 1994 Share Option Scheme and the 2004 Executive Share Option Plan have been referred to collectively in the following tables as “Senior Staff” and grants to US participants as “SARP”.

80 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

7 Share-based payments (continued)

Share award plans
Performance Growth Plan
Awards under the Performance Growth Plan are made to Executive Directors and members of the Executive Management Team, and are described on page 50. The Performance Growth Plan makes conditional awards of ICI shares or for US-based participants ADRs, and is linked to performance over a fixed three-year period.

Performance Share Plan
The first award under this plan was made in the year ended 31 December 2004, to senior staff below the level of the Executive Management Team. These awards are conditional on preset earnings per share targets over a three-year period. Awards are delivered in ICI shares or for US-based participants, ADRs.

Restricted Share Plan
Awards under the Restricted Share Plan are made to a small number of senior executives below the level of the Executive Management Team. The length of retention period before awards vest is flexible, and may vest in annual tranches. The scheme involves awards of ICI shares or, for US-based participants, ADRs, with the release being conditional upon achievement of certain conditions which vary by employee.

Share-based expense
The Group has applied the requirements of IFRS 2 Share-based Payment and has elected not to adopt the exemption to apply IFRS 2 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of transition (1 January 2004) in order to maintain consistency across reporting periods. At 31 December 2006, there was £6m of unrecognised compensation cost related to non-vested awards granted over a weighted average period of 22 months.

The Group recognised total expenses all of which related to equity settled share-based payments transactions of:

	2006	2005	2004
	£m	£m	£m

Expense	6	7	8

Fair value assumptions of share-based payments
The fair value of all options and share awards granted is determined using the Black-Scholes valuation model, and the following weighted average assumptions:

	2006		2005		2004

	Share	Share	Share	Share	Share	Share
	options	awards	options	awards	options	awards

Weighted average fair value	£0.79	£3.23	£1.10	£2.58	£0.92	£1.95

Weighted average share price	£3.49	£3.46	£2.81	£2.77	£2.31	£2.22

Weighted average exercise price	£3.49	£0.00	£2.81	£0.00	£2.31	£0.00

Dividend yield	2.1%	2.2%	2.5%	2.5%	3.0%	3.7%

Expected volatility	31%	33%	54%	53%	55%	61%

Expected life	4 years	3 years	4 years	3 years	4 years	3 years

Risk-free interest rate	4.5%	4.4%	4.6%	4.7%	5.0%	4.5%

The Group uses historical volatility figures as an input to the Black-Scholes valuation model. For each new grant, the historical volatility is considered for a period in line with the expected life of the option or equity instrument granted.

The Group assumes an expected life of one year after vesting for options and for other equity instruments the expected life is equal to the vesting period.

The risk-free interest rate is based on the UK gilt yield curve in effect at the time of grant, for the expected life of the option.

Participants in the Group’s share-based incentive schemes are not entitled to receive dividends during the vesting period. Therefore, dividends expected on the underlying shares during this period must be taken into account in determining the fair value of share options and other equity instruments granted. The Group assumes that until each share-based incentive award vests, the dividends per share will follow the same pattern as for the previous two years. The Group then considers whether any adjustments are required to the expected dividends based on knowledge of the Company.

A proportion of equity instruments awarded to members of the Executive Management Team is based on the TSR performance of the Company relative to a peer group. This market-based performance condition is taken into account in determining the fair value of these awards. It is assumed the market is efficient and hence all available information about the peer group performance is already reflected in its share price. ICI therefore assumes that each company within the peer group has equal probabilities of attaining each ranking within the peer group.

www.ici.com	ICI Annual Report and Accounts 2006 81

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

7 Share-based payments (continued)

Transactions on Option Schemes

	Senior Staff Scheme		UK – Sharesave		SARP

		Weighted		Weighted		Weighted
		average		average	Number	average
	Number	exercise	Number	exercise	of options	exercise
	of options	price	of options	price	in ADRs	price
	000		£000		£000	$

Outstanding

At beginning of 2004	31,786	3.06	11,376	2.23	5,414	18.62

Granted	2,700	2.31	–	–	337	16.83

Forfeited/Expired	(2,342)	3.88	(2,665)	2.74	(224)	23.65

Exercised	(778)	1.34	(32)	1.73	(131)	10.19

At beginning of 2005	31,366	2.97	8,679	2.08	5,396	18.50

Granted	2,584	2.81	–	–	277	21.25

Forfeited/Expired	(3,424)	4.41	(1,686)	2.66	(253)	29.75

Exercised	(3,058)	1.76	(434)	2.16	(331)	12.48

At beginning of 2006	27,468	2.91	6,559	1.93	5,089	18.48

Granted	2,228	3.48	–	–	243	24.19

Forfeited/Expired	(2,576)	5.19	(355)	2.26	(683)	23.19

Exercised	(3,121)	1.62	(1,135)	2.32	(1,107)	16.21

At the end of 2006	23,999	2.89	5,069	1.82	3,542	18.67

Number of options exercisable at:

31 December 2004	7,336	4.62	331	2.25	1,090	31,02

31 December 2005	6,128	4.29	169	2.10	2,702	24.86

31 December 2006	3,175	4.90	845	1.83	690	31.22

On 7 February 2007, 14.2m Senior Staff Scheme options and 2.5m ADRs (equivalent to 10m Ordinary Shares) under SARP became exercisable.

Summary of share options outstanding at 31 December 2006

	Total options outstanding			Exercisable options
	at 31 December 2006			at 31 December 2006

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
	outstanding	life	price	exercisable	price
	000	Years	£/$	000	£/$

Exercise price range

Senior Staff Scheme

£0 – £5	23,082	6.06	2.69	2,295	3.84

£5 – £10	504	2.21	5.72	467	5.53

£10 – £15	413	1.38	10.08	413	10.08

	23,999		2.89	3,175	4.90

UK – Sharesave

£0 – £5	5,069	1.41	1.82	845	1.83

	5,069		1.82	845	1.83

SARP (ADRs)

$0 – $20	2,071	6.01	11.36	118	11.38

$20 – $40	1,350	4.26	26.12	451	28.44

$40 – $60	46	0.59	54.37	46	54.37

$60 – $80	75	1.38	65.49	75	65.49

	3,542		18.67	690	31.22

At 31 December 2006 there were options outstanding in respect of 29.1 million (2005 34.0 million; 2004 40.0 million) Ordinary Shares of £1 each under the Senior Staff and UK – Sharesave Option Schemes normally exercisable in the period 2007 to 2016 (2005: 2006 to 2015; 2004: 2005 to 2014) at subscription prices of £1.34 to £10.08 (2005 £1.34 to £10.08; 2004 £1.34 to £10.08) . Movements in the number of shares under option during 2006 comprised new options 2.2 million, options exercised 4.3 million, and options forfeited or expired 2.9 million. The number of Ordinary Shares issued during the year, wholly in respect of the exercise of options, totalled 1.1 million (2005 0.4 million; 2004 0.03 million). The weighted average subscription price of options outstanding at 31 December 2006 was £2.70. The weighted average grant price is equal to the weighted average exercise price detailed in the tables above.

The weighted average share price for options exercised during the year ended 31 December 2006 for the Senior Staff, UK-Sharesave and SARP schemes was £3.86, £3.76, and $28.93 respectively.

82 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

7 Share-based payments (continued)

Transactions on non-vested shares

	Performance Growth Plan		Other share awards*

		Weighted		Weighted
		average fair		average fair
	Number	value at	Number	value at
	of awards	grant date	of awards	grant date
	000		£000	£

Outstanding

At beginning of 2004	2,888	2.63	–	–

Granted	1,585	1.86	2,254	2.00

Vested	(25)	4.53	–	–

Forfeited	(546)	4.53	(59)	2.00

At beginning of 2005	3,902	2.04	2,195	2.00

Granted	1,394	2.60	1,906	2.60

Vested	(181)	2.34	–	–

Forfeited	(1,055)	2.45	(127)	2.21

At beginning of 2006	4,060	2.11	3,974	2.28

Granted	1,142	3.16	1,618	3.27

Vested	(726)	1.94	(34)	2.24

Forfeited	(1,016)	2.31	(304)	2.59

At the end of 2006	3,460	2.44	5,254	2.57

*	Other share awards consist of Performance Share Plan awards and Restricted Share Plan awards.

The weighted average share price for the Performance Growth Plan and Other share awards vested during the year ended 31 December 2006 was £3.51 and £4.16 respectively.

Intrinsic Values
For the Senior Staff Scheme, the intrinsic values of the options outstanding and exercisable at 31 December 2006 were £39m and negative £1m, respectively, and the total intrinsic value of options exercised during the year was £5m (2005 £3m; 2004 £1m).

For the UK-Sharesave Scheme, the intrinsic values of the options outstanding and exercisable at 31 December 2006 were £14m and £2m, respectively, and the total intrinsic value of options exercised during the year was £2m (2005 nil; 2004 nil).

For the SARP, the intrinsic values of the options outstanding and exercisable at 31 December 2006 were $59m and $3m, respectively, and the total intrinsic value of options exercised during the year was $14m (2005 $3m; 2004 $1m).

For the share award plans, the intrinsic value of the awards outstanding at 31 December 2006 was £39m, and the total fair value of shares vested during the year ended 31 December 2006 was £2m (2005 £1m; 2004 nil).

Cash received from the exercise of options under the share options schemes was £6m and the tax benefit realised from options exercised during the year was £5m.

Shares used to satisfy the Group’s obligations under the employee share plans can be newly issued shares, or shares purchased in the open market by the employee share trust. No cash was used to settle equity instruments granted under share-based payment schemes.

8 Share of profits less losses of associates

	2006	2005	2004
	£m	£m	£m

Continuing operations

Share of operating profits less losses	2	3	4

Associates net finance income	1	1	–

Taxation on profits less losses of associates	(1)	(1)	(2)

	2	3	2

www.ici.com	ICI Annual Report and Accounts 2006 83

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

9  Net finance expense

		2005	2004
		(as restated	(as restated
	2006	note 1)	note 1)
	£m	£m	£m

Continuing operations

Interest expense and similar charges

Loan interest

Bank loans	(3)	(5)	(8)

Other loans	(89)	(92)	(122)

Interest on obligations under finance leases	(3)	(3)	(2)

	(95)	(100)	(132)

Interest on short-term borrowings

Bank borrowings	(11)	(12)	(7)

Other borrowings	(2)	(7)	(11)

	(13)	(19)	(18)

Amortisation of discounted provisions	(9)	(10)	(10)

Foreign exchange losses	(6)	(2)	(12)

	(123)	(131)	(172)

Interest income and similar income

Interest income on financial assets	42	48	72

Fair value gains	2	1	–

Foreign exchange gains	–	7	13

	44	56	85

Post-retirement benefit finance

Interest cost	(422)	(411)	(407)

Expected return on assets	404	381	381

	(18)	(30)	(26)

Net finance expense before special items for continuing operations	(97)	(105)	(113)

Foreign exchange gains on debt previously hedging goodwill written off to reserves	15	2	15

Net finance expense after special items for continuing operations	(82)	(103)	(98)

Net finance expense after special items for discontinued operations (see note 11)	(2)	(7)	(7)

Total net finance expense after special items	(84)	(110)	(105)

84 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

10  Income tax expense

	2006	2005	2004
	£m	£m	£m

Profit before taxation is analysed as follows:

United Kingdom	90	138	178

Overseas	300	362	428

	390	500	606

Discontinued operations (see note 11)	35	103	39

	Continuing operations

	Before
	special	Special		Discontinued
	items	items	Total	operations	Total
	£m	£m	£m	£m	£m

2006

Recognised in the income statement

Current tax expense

Current year corporation tax	186	(4)	182	(1)	181

Adjustments for prior years	(150)	–	(150)	(1)	(151)

Double taxation relief	(26)	–	(26)	–	(26)

	10	(4)	6	(2)	4

Deferred tax expense

Origination and reversal of temporary differences	(31)	(10)	(41)	7	(34)

Changes in tax rates	(4)	–	(4)	–	(4)

Benefit of tax losses recognised	(10)	–	(10)	–	(10)

Write-down of deferred tax assets	105	–	105	–	105

	60	(10)	50	7	57

Total income tax expense in income statement	70	(14)	56	5	61

	Continuing operations

	Before
	special	Special		Discontinued
	items	items	Total	operations	Total
	£m	£m	£m	£m	£m

2005

Recognised in the income statement

Current tax expense

Current year corporation tax	153	(7)	146	7	153

Adjustments for prior years	(35)	–	(35)	(1)	(36)

Double taxation relief	(33)	–	(33)	–	(33)

	85	(7)	78	6	84

Deferred tax expense

Origination and reversal of temporary differences	(13)	(2)	(15)	7	(8)

Changes in tax rates	4	–	4	–	4

Benefit of tax losses recognised	(9)	–	(9)	(1)	(10)

Write-down of deferred tax assets	10	–	10	–	10

	(8)	(2)	(10)	6	(4)

Total income tax expense in income statement	77	(9)	68	12	80

www.ici.com	ICI Annual Report and Accounts 2006 85

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

10  Income tax expense (continued)

	Continuing operations

	Before
	special	Special		Discontinued
	items	items	Total	operations	Total
	£m	£m	£m	£m	£m

2004

Recognised in the income statement

Current tax expense

Current year corporation tax	105	18	123	1	124

Adjustments for prior years	(25)	–	(25)	(2)	(27)

Double taxation relief	(15)	–	(15)	–	(15)

	65	18	83	(1)	82

Deferred tax expense

Origination and reversal of temporary differences	45	1	46	2	48

Changes in tax rates	(1)	–	(1)	–	(1)

Benefit of tax losses recognised	(31)	–	(31)	–	(31)

Write-down of deferred tax assets	–	–	–	–	–

	13	1	14	2	16

Total income tax expense in income statement	78	19	97	1	98

The tax expense for 2006 consists of UK taxation credit of £7m (2005 £27m charge; 2004 £18m charge) and an overseas tax expense of £68m (2005 £53m; 2004 £80m). The UK taxation credit of £7m (2005 £27m charge; 2004 £18m charge) is calculated after applying double taxation relief of £26m (2005 £33m; 2004 £15m). The UK taxation credit consists of £1m charge in respect of special items (2005 £9m credit; 2004 £4m charge), £nil charge in respect of discontinued operations (2005 £6m charge; 2004 £7m charge) and £8m credit in respect of continuing operations before special items (2005 £30m charge; 2004 £7m charge). The overseas tax expense of £68m (2005 £53m; 2004 £80m) consists of £15m credit in respect of special items (2005 £nil credit; 2004 £15m charge), £5m charge in respect of discontinued operations (2005 £6m charge; 2004 £6m credit) and £78m charge in respect of continuing operations before special items (2005 £47m charge; 2004 £71m charge).

UK and overseas taxation has been provided on the profits (losses) earned for the periods covered by the Group accounts. UK corporation tax has been provided at the rate of 30% (2005 30%; 2004 £30%).

The benefit in the period arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period that is used to reduce current tax expense is £10m, and to reduce deferred tax expense £13m. This reduction in deferred tax expense arises principally in the Netherlands and reflects positive changes in the forecast profitability following the Uniqema disposal and the planned Quest disposal.

The tax charge (credit) in 2006, 2005 and 2004 in relation to special items was in respect of disposal and restructuring programmes, as discussed in note 25.

The tax charge of £5m for discontinued operations (2005 £12m charge, 2004 £1m charge) relates to the profit on disposal of an operation and profit made by a discontinued operation.

The table below reconciles the total tax charge (credit) at the UK corporation tax rate to the Group’s income tax expense:

	2006	2005	2004
	£m	£m	£m

Profit before tax

Continuing operations	355	397	567

Discontinued operations	35	103	39

	390	500	606

Taxation charge at UK corporation tax rate (2006 30%; 2005 30%; 2004 30%)	117	150	182

Movement on provisions permanently disallowed or not deferred tax effected	17	(1)	(8)

Local taxes	(4)	1	9

Capital (gains) losses not taxable/deductible	(22)	(12)	(23)

Taxable intergroup dividend income	23	22	16

Overseas tax rates	(18)	(5)	(10)

Current year tax losses not relieved	5	1	–

Prior year tax losses utilised	(10)	(11)	(31)

Tax holidays/manufacturing exemptions	(7)	(9)	(6)

Adjustments for prior years – deferred tax	1	(33)	(20)

Adjustments for prior years – current tax	(17)	(8)	(12)

Write-down of deferred tax assets	105	10	–

Adjustment for prior years – tax exposures	(134)	(28)	(15)

Adjustments for current year – tax exposures	15	11	32

Other	(10)	(8)	(16)

Income tax expense	61	80	98

86 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

10  Income tax expense (continued)

In 2006, due to government enactments, there were changes to national income tax rates in Hungary from 18% to 16%, Mexico from 30% to 29%, Netherlands from 31.5% to 29.6%, Philippines from 33% to 35%, Portugal from 30% to 27.5%, Sri Lanka from 30% to 35%, and Turkey from 30% to 20%.

In 2006, “utilised prior year tax losses” primarily arose in Germany. The net tax losses utilised in Germany amounted to £7m representing losses for which no deferred tax benefit had previously been recognised.

In 2005, “utilised prior year tax losses” primarily arose in Pakistan and in 2004 in Pakistan and the Netherlands. The net tax losses utilised in Pakistan amounted to £5m in 2005 and £15m in 2004. In both periods, the accounting reflected positive changes in the current and forecast profitability of the Pakistan business, which had been loss-making for a number of years. In the Netherlands, tax losses were utilised against the tax gains made on the disposal of the Quest Food Ingredients business, which accounted for £14m; absent this one-off transaction, the losses had not been recognised due to the absence of forecast future profits in the Netherlands. In both periods the remainder of the balance (£6m in 2005 and £2m in 2004) related to a number of small items in various jurisdictions.

11  Discontinued operations

In February 2006, the Group announced that as part of its strategic update it was evaluating its options with regard to its oleochemicals and surfactants business, Uniqema. The Group, having considered further restructuring opportunities to improve overall profitability of the Uniqema business and in view of other investment opportunities available across the Group, where there is the prospect of greater strategic and financial returns, announced its intention to divest the business, subject to a deal realising value for shareholders.

In June 2006, the Group reached an agreement to sell Uniqema to Croda International Plc for a gross consideration of £410m. The transaction was completed in September 2006, after approval from Croda shareholders, regulatory approval and employee consultation. The transaction gave rise to a profit after taxation of £41m which has been accounted for as a special item. The operations of Uniqema have been classified as discontinued.

In November 2006, the Group reached an agreement to sell Quest to Givaudan SA, for a gross cash consideration of £1,200m, subject to closing balance sheet adjustments, including working capital and net debt. Approval by ICI shareholders was obtained on 25 January 2007. The transaction is expected to be completed in the first quarter of 2007. The transaction is expected to give rise to a profit after taxation of around £900m. As the operations of Quest represent a separate major line of business and meet the held for sale criteria at 31 December 2006, the operations have been classified as discontinued. The related assets and liabilities have been classified as held for sale and presented separately in the balance sheet at 31 December 2006. The results of Uniqema and Quest which have been included in the consolidated income statement are as follows.

				Total
				Discontinued
	Uniqema	Quest	Other	operations
	£m	£m	£m	£m

2006

Revenue	435	588	–	1,023

Operating costs	(422)	(535)	(62)	(1,019)

Other operating income	–	1	–	1

Operating profit*	13	54	(62)	5

Profits less losses on sale of operations	48	–	(16)	32

Interest expense	–	(1)	–	(1)

Interest income	–	1	–	1

Post-retirement benefit finance:

Interest cost	(10)	(19)	–	(29)

Expected return on assets	9	18	–	27

Profit before taxation	60	53	(78)	35

Income tax expense – taxation before special items	(2)	(11)	–	(13)

– taxation on special items†	(6)	2	12	8

Profit for the period	52	44	(66)	30

*	Operating profit includes a special items charge of £72m, relating to a restructuring charge of £10m (Uniqema £3m charge, Quest £7m charge) and the fine of £62m imposed by the European Commission.

†	Income tax on special items includes a tax credit on special operating items of £3m (Uniqema £1m credit and Quest £2m credit) and a tax credit on profits less losses on sale of operations of £5m (Uniqema £7m charge and Other £12m credit).

www.ici.com	ICI Annual Report and Accounts 2006 87

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

11  Discontinued operations (continued)

The major classes of assets and liabilities comprising the Quest operations classified as held for sale at 31 December 2006 are as follows:

2006
£m

Intangible assets	30

Property, plant and equipment	159

Deferred tax assets	7

Inventories	66

Trade and other receivables	110

Assets classified as held for sale	372

Trade and other payables	(97)

Provisions	(10)

Deferred tax liabilities	(14)

Post-retirement benefit liabilities	(80)

Liabilities classified as held for sale	(201)

					Total
					Discontinued
		Uniqema	Quest	Other	operations
		£m	£m	£m	£m

	2005

	Revenue	626	560	–	1,186

	Operating costs	(587)	(499)	–	(1,086)

	Other operating income	1	2	–	3

	Operating profit*	40	63	–	103

	Profit less losses on sale of operations	–	–	7	7

	Interest expense	–	(1)	–	(1)

	Interest income	–	1	–	1

	Post-retirement benefit finance

	Interest cost	(22)	(18)	–	(40)

	Expected return on assets	18	15	–	33

	Profit before taxation	36	60	7	103

Income tax expense	– taxation before special items	(5)	(10)	–	(15)

	– taxation on special items†	7	3	(7)	3

	Profit for the period	38	53	–	91

*	Operating profit includes a special items credit of £29m (Uniqema £18m credit, Quest £11m credit) relating to a post-retirement benefit credit of £37m (Uniqema £14m credit, Quest £23m credit) and a charge of £8m (Uniqema £4m credit, Quest £12m charge) in relation to restructuring.

†	Income tax on special items includes a tax credit on special operating items of £10m (Uniqema £7m credit and Quest £3m credit) and a tax charge on profits less losses on sale of operations of £7m (Other £7m charge).

					Total
					Discontinued
		Uniqema	Quest	Other	operations
		£m	£m	£m	£m

	2004

	Revenue	624	534	–	1,158

	Operating costs	(603)	(502)	–	(1,105)

	Other operating income	1	2	–	3

	Operating profit*	22	34	–	56

	Profits less losses on sale of operations	10	–	(20)	(10)

	Post-retirement benefit finance

	Interest cost	(22)	(18)	–	(40)

	Expected return on assets	18	15	–	33

	Profit before taxation	28	31	(20)	39

Income tax expense	– taxation before special items	(3)	(7)	–	(10)

	– taxation on special items†	(1)	4	6	9

	Profit for the period	24	28	(14)	38

*	Operating profit includes a special items charge of £3m relating to restructuring (Uniqema £3m credit, Quest £6m charge).

†	Income tax on special items includes a tax credit on special operating items of £4m (Quest £4m credit) and a tax credit on profits less losses on sale of operations of £5m (Uniqema £1m charge and Other £6m credit).

88 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

12 Earnings (loss) per £1 Ordinary Share

	Continuing	Discontinued
	operations	operations	Total

2006

	million	million	million

Weighted average Ordinary Shares in issue during year	1,193	1,193	1,193

Weighted average shares held by Group’s employee share ownership plan	(4)	(4)	(4)

Basic weighted average Ordinary Shares in issue during year	1,189	1,189	1,189

Dilutive effect of share options	15	15	15

Diluted weighted average Ordinary Shares	1,204	1,204	1,204

	£m	£m	£m

Adjusted earnings*	315	60	375

Special items after tax and minorities	(38)	(42)	(80)

Earnings†	277	18	295

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	26.5	5.1	31.6

Total basic earnings per £1 Ordinary Share	23.3	1.6	24.9

Diluted adjusted earnings per £1 Ordinary Share	26.2	5.0	31.2

Total diluted earnings per £1 Ordinary Share	23.0	1.5	24.5

*	Adjusted earnings is the net profit (loss) for the financial year before special items attributable to equity holders of the parent.
†	Earnings is the net profit (loss) for the financial year attributable to equity holders of the parent.

	Continuing	Discontinued
	operations	operations	Total

2005

	million	million	million

Weighted average Ordinary Shares in issue during year	1,192	1,192	1,192

Weighted average shares held by Group’s employee share ownership plan	(7)	(7)	(7)

Basic weighted average Ordinary Shares in issue during year	1,185	1,185	1,185

Dilutive effect of share options	3	3	3

Diluted weighted average Ordinary Shares	1,188	1,188	1,188

	£m	£m	£m

Adjusted earnings*	272	49	321

Special items after tax and minorities	30	39	69

Earnings†	302	88	390

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	23.0	4.1	27.1

Total basic earnings per £1 Ordinary Share	25.5	7.4	32.9

Diluted adjusted earnings per £1 Ordinary Share	22.9	4.1	27.0

Total diluted earnings per £1 Ordinary Share	25.4	7.4	32.8

*	Adjusted earnings is the net profit (loss) for the financial year before special items attributable to equity holders of the parent.
†	Earnings is the net profit (loss) for the financial year attributable to equity holders of the parent.

www.ici.com	ICI Annual Report and Accounts 2006 89

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

12 Earnings (loss) per £1 Ordinary Share (continued)

	Continuing	Discontinued
	operations	operations	Total

2004

	million	million	million

Weighted average Ordinary Shares in issue during year	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(8)	(8)	(8)

Basic weighted average Ordinary Shares in issue during year	1,183	1,183	1,183

Dilutive effect of share options	1	1	1

Diluted weighted average Ordinary Shares	1,184	1,184	1,184

	£m	£m	£m

Adjusted earnings*	267	39	306

Special items after tax and minorities	172	(4)	168

Earnings†	439	35	474

	pence	pence	pence

Basic adjusted earnings per £1 Ordinary Share	22.5	3.3	25.8

Total basic earnings per £1 Ordinary Share	37.1	3.0	40.1

Diluted adjusted earnings per £1 Ordinary Share	22.5	3.3	25.8

Total diluted earnings per £1 Ordinary Share	37.1	3.0	40.1

*	Adjusted earnings is the net profit (loss) for the financial year before special items attributable to equity holders of the parent.
†	Earnings is the net profit (loss) for the financial year attributable to equity holders of the parent.

There are no options, warrants or rights outstanding in respect of unissued shares in all periods presented except for the share option schemes for employees (note 7). Adjusted earnings per £1 Ordinary Share has been presented in order to show separately the impact of special items and assist in understanding underlying performance of the Group earnings and thus warrants separate consideration.

13 Intangible assets

		Computer
	Goodwill	software	Other	Total
	£m	£m	£m	£m

2006

Cost

At beginning of year	556	112	15	683

Additions	–	4	1	5

Acquired as part of business combinations	10	–	11	21

Disposals	(20)	(27)	(1)	(48)

Classified as held for sale	(18)	(17)	(6)	(41)

Exchange and other adjustments	(34)	(1)	(1)	(36)

At end of year	494	71	19	584

Amortisation

At beginning of year		75	7	82

Amortisation for the year		11	2	13

Disposals		(20)	(1)	(21)

Classified as held for sale		(11)	–	(11)

Exchange and other adjustments		(1)	(1)	(2)

At end of year		54	7	61

Net book value at end 2006	494	17	12	523

Net book value at beginning of 2006	556	37	8	601

90 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

13 Intangible assets (continued)

		Computer
	Goodwill	software	Other	Total
	£m	£m	£m	£m

2005

Cost

At beginning of year	516	105	12	633

Reclassification	–	–	–	–

Additions	–	5	–	5

Acquisitions through business combinations	9	–	3	12

Disposals	4	(3)	(1)	–

Exchange and other adjustments	27	5	1	33

At end of year	556	112	15	683

Amortisation

At beginning of year		58	6	64

Reclassification		–	–	–

Amortisation for the year		17	2	19

Disposals		(2)	(1)	(3)

Exchange and other adjustments		2	–	2

At end of year		75	7	82

Net book value at end of 2005	556	37	8	601

Net book value at beginning of 2005	516	47	6	569

Substantially all of the Group’s goodwill arose on the purchases of Acheson Industries Inc. and the European Home Improvement business of Williams Plc in 1998.

Impairment tests for cash-generating units containing goodwill
Significant amounts of goodwill have been allocated for impairment testing purposes to the following cash-generating units:

	2006		2005	2004
	£m		£m	£m

Paints Decorative UK and Republic of Ireland	164		158	155

National Starch Adhesives	163		181	161

	327		339	316

Multiple units without individually significant amounts of goodwill	185		217	200

	512	*	556	516

*	Includes £18m classified as held for sale.

The recoverable amount of both units is based on value in use calculations and is higher than the carrying value of the assets and goodwill allocated to those units. The calculations use cash flow projections based on actual operating results and a four year business plan. A growth rate of 2.75% (2005 2.75%; 2004 2.75%) has been used for both Paints Decorative UK and Republic of Ireland and National Starch Adhesives to extrapolate beyond the most recent forecasts representing the long-term average growth rate for the countries in which the entities operate. A discount rate of 8.73% for Paints Decorative UK and Republic of Ireland and 8.19% for National Starch Adhesives has been used in discounting the projected cash flows.

The key assumptions and approach to determining their value are:

Cash generating unit	Assumption	How determined

Paints Decorative UK	Sales growth	Forecast GDP growth and forecast paint market growth
and Republic of Ireland	Cost growth	Forecast inflation

National Starch Adhesives	Sales growth	In line with industry expectations
	Cost growth	Expected to grow in line with business growth

www.ici.com	ICI Annual Report and Accounts 2006 91

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

14 Property, plant and equipment

			Payments on
			account and
			assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

2006

Cost

At beginning of year	842	2,173	90	3,105

New subsidiary undertakings	–	1	–	1

Capital expenditure	9	51	91	151

Transfers of assets into use	20	64	(84)	–

Disposals	(111)	(487)	(11)	(609)

Classified as held for sale	(98)	(153)	(12)	(263)

Exchange and other adjustments	(63)	(152)	(8)	(223)

At end of year	599	1,497	66	2,162

Depreciation

At beginning of year	268	1,225		1,493

Charge for year	30	120		150

Disposals	(50)	(300)		(350)

Classified as held for sale	(26)	(78)		(104)

Exchange and other adjustments	(20)	(76)		(96)

At end of year	202	891		1,093

Net book value at end of 2006	397	606	66	1,069

Net book value at beginning of 2006	574	948	90	1,612

			Payments on
			account and
			assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

2005

Cost

At beginning of year	813	2,051	117	2,981

IFRIC 4 adjustment	–	17	–	17

At 1 January 2005 (as restated)	813	2,068	117	2,998

New subsidiary undertakings	–	6	–	6

Capital expenditure	–	–	153	153

Transfers of assets into use	26	127	(153)	–

Disposals	(48)	(147)	(37)	(232)

Exchange and other adjustments	51	119	10	180

At end of year	842	2,173	90	3,105

Depreciation

At beginning of year	247	1,135		1,382

IFRIC 4 adjustment	–	4		4

At 1 January 2005 (as restated)	247	1,139		1,386

Charge for year	27	126		153

Disposals	(21)	(105)		(126)

Exchange and other adjustments	15	65		80

At end of year	268	1,225		1,493

Net book value at end of 2005	574	948	90	1,612

Net book value at beginning of 2005 (as restated)	566	929	117	1,612

92 Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

14 Property, plant and equipment (continued)

The net book value of land and buildings comprises:

	2006	2005
	£m	£m

Freeholds	379	541

Long leases (over 50 years unexpired)	5	13

Short leases	13	20

	397	574

The Group depreciation charge of £150m comprises £137m charged in arriving at operating profit before special items and £13m charged to special items relating to restructuring programmes (see note 3).

Net book value of land and buildings (excluded from the table above) comprising £70m in freeholds, £1m in long leases and £1m in short leases has been included within assets held for sale (see note 11).

Capital expenditure in the year includes capitalised finance leases of £3m; creditors for capital work done but not paid increased by £3m; the resulting cash expenditure on property, plant and equipment, including computer software of £4m and other intangibles of £1m, was £150m.

The net book value of the property, plant and equipment of the Group includes capitalised finance leases of £9m (2005 £20m) comprising cost of £16m (2005 £30m) less depreciation of £7m (2005 £10m). The depreciation charge for the year in respect of capitalised leases was £2m (2005 £2m) and finance charges were £3m (2005 £3m).

Included in land and buildings is £88m (2005 £128m) in respect of the cost of land which is not subject to depreciation.

15 Investments in associates

	Equity accounted shares

	2006	2005
	£m	£m

Cost

At beginning of year	5	11

Disposals	–	(6)

At end of year	5	5

Share of post-acquisition profits less losses

At beginning of year	14	11

Retained profits less losses	2	3

At end of year	16	14

Balance sheet value at end of year	21	19

Balance sheet value at beginning of year	19	22

The Group’s principal associates at 31 December 2006 are:

		Percentage
		held by a
	Issued share capital at date of	subsidiary
	latest available audited accounts	of ICI
	Class of capital	%	Principal activities	Incorporation

IC Insurance Ltd	Ordinary	49	Insurance and reinsurance underwriting	England

Metlac Spa	Ordinary	44	Packaging coatings	Italy

			2006	2005
			£m	£m

Investments in associates

Financial information is given based on 100% holding:

Assets			84	84

Liabilities			(32)	(35)

Equity			52	49

Revenues			44	46

Profit			3	5

The Group’s associates have the same annual reporting date as the Group.

www.ici.com	ICI Annual Report and Accounts 2006 93

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

16 Financial assets

			2006	2005
	notes		£m	£m

Non-current assets

Other investments	16	(a)	28	40

Derivative assets greater than 1 year	31	(a)	–	33

			28	73

Current assets

Current asset investments			47	28

Derivative assets less than 1 year	31	(a)	63	2

			110	30

(a) Other investments

	2006			2005

	Investments	Loans	Total	Investments	Loans	Total
	£m	£m	£m	£m	£m	£m

Cost

At beginning of year	21	20	41	18	18	36

Additions	2	–	2	2	–	2

Disposals	–	–	–	(1)	–	(1)

Reclassifications*	–	(10)	(10)	–	–	–

Exchange and other adjustments	(3)	(1)	(4)	2	2	4

At end of year	20	9	29	21	20	41

Provisions

At beginning of year	(1)	–	(1)	(1)	–	(1)

Additions	–	–	–	–	–	–

Disposals	–	–	–	–	–	–

Exchange and other adjustments	–	–	–	–	–	–

At end of year	(1)	–	(1)	(1)	–	(1)

Balance sheet value at end of year	19	9	28	20	20	40

Balance sheet value at beginning of year	20	20	40	17	18	35

*	Reclassifications include an amount of £9m reclassified to cash and cash equivalents.

94 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

17 Deferred taxation assets and liabilities

Deferred taxation
Deferred taxation accounted for in the Group financial statements and the potential amounts of deferred taxation were:

	Balance at	Recognised	Recognised	Balance at	Recognised	Recognised	Other	Balance at
	1 Jan 2005	in income	in equity	1 Jan 2006	in income	in equity	movements	31 Dec 2006
	£m	£m	£m	£m	£m	£m	£m	£m

Deferred tax assets

Restructuring provisions	10	(5)	–	5	7	–	(2)	10

Post-retirement benefits	146	(52)	50	144	(13)	29	23	183

Employee liabilities	50	12	1	63	9	(7)	(50)	15

Other provisions	38	(18)	2	22	(30)	(4)	17	5

Stock valuation	7	9	1	17	(1)	(1)	(11)	4

Provisions on disposal of businesses	8	7	1	16	(3)	(2)	15	26

Losses	43	(24)	7	26	(5)	(4)	52	69

Intangibles	47	(1)	4	50	(4)	(2)	(26)	18

Foreign tax credits	54	1	4	59	(31)	(8)	–	20

Other	56	42	7	105	10	(9)	(48)	58

	459	(29)	77	507	(61)	(8)	(30)	408

Reclassified as assets held for sale				–				(7)

Offset with deferred taxation liabilities				(253)				(172)

Amount recognised on the balance sheet				254				229

Deferred taxation liabilities

UK property, plant and equipment	(29)	7	–	(22)	1	–	6	(15)

Non-UK property, plant and equipment	(172)	2	(16)	(186)	(13)	20	43	(136)

Others	(84)	24	(6)	(66)	16	4	(7)	(53)

	(285)	33	(22)	(274)	4	24	42	(204)

Reclassified as liabilities held for sale				–				14

Offset with deferred taxation assets				253				172

Amount recognised on the balance sheet				(21)				(18)

The amount recognised in equity includes £44m credit (2005 £38m credit) in respect of deferred tax on items taken directly to equity and £28m charge (2005 £17m charge) in respect of the retranslation of foreign currency deferred tax assets and liabilities. Other movements relate to amounts disposed of during the year and reclassifications between the line items.

	At 31 December 2006			At 31 December 2005

	Gross		Net	Gross		Net
	deferred	Valuation	deferred	deferred	Valuation	deferred
	tax	allowance	tax	tax	allowance	tax
	£m	£m	£m	£m	£m	£m

Deferred tax assets

Restructuring provisions	12	(2)	10	8	(3)	5

Post-retirement benefits	370	(187)	183	460	(316)	144

Employee liabilities	80	(65)	15	102	(39)	63

Other provisions	39	(34)	5	24	(2)	22

Stock valuation	4	–	4	17	–	17

Provisions on disposal of businesses	73	(47)	26	25	(9)	16

Losses	145	(76)	69	111	(85)	26

Intangibles	63	(45)	18	50	–	50

Foreign tax credits	54	(34)	20	59	–	59

Other	54	4	58	143	(38)	105

	894	(486)	408	999	(492)	507

The change in valuation allowances during the year ended 31 December 2006 was £6m (2005 £233m).

Operating losses of £460m (2005 £351m) are carried forward and available to reduce future taxable income in a number of jurisdictions: these losses have given rise to deferred tax assets of £145m (2005 £111m) against which are set valuation adjustments of £76m (2005 £85m). In a number of jurisdictions (UK, Netherlands and the USA) there are insufficient taxable temporary timing differences to allow recognition of these assets and either forecasts in these jurisdictions show recurring taxable losses or the forecasts do not indicate that it will be more likely than not that there will be sufficient taxable profits to support recognition. £13m (2005 £3m) of these losses, net of valuation allowances, have expiry dates through to 2015 and the balance can be carried forward indefinitely. In addition, there are deductible temporary differences of £749m (2005 £888m) against which are set valuation allowances of £410m (2005 £407m). There are also contingent deferred tax assets related to certain potential capital loss carry forwards that are under discussion with the relevant taxing authorities. As the extent of those losses is uncertain, management has not quantified them or any related deferred tax asset.

www.ici.com	ICI Annual Report and Accounts 2006 95

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

17 Deferred taxation assets and liabilities (continued)

Deferred taxation (continued)
The deferred tax adjustments to net income and net equity to conform with US GAAP are disclosed in note 36.

No taxes have been provided for liabilities which may arise on the distribution of unremitted earnings of subsidiaries on the basis of control, except where distributions of such profits are planned. Cumulative unremitted earnings of overseas subsidiaries and associates totalled approximately £1,071m at 31 December 2006 (2005 £1,174m). It is not practicable to calculate the tax which would arise on remittance of these amounts: it would be substantially lower than statutory rates after giving effect to foreign tax credits.

18 Inventories

	2006	2005
	£m	£m

Raw materials and consumables	142	211

Stocks in process	10	18

Finished goods and goods for resale	334	429

	486	658

	2006	2005
	£m	£m

Analysis of inventory write-downs recognised in period:

Write-down of inventory	15	23

Reversal of inventory write-downs	(6)	(13)

	9	10

Reversals of inventory write-downs relate to the inventory provisions no longer required primarily due to sale of inventory at a higher value than the estimated net realisable value.

19 Trade and other receivables

	2006	2005
	£m	£m

Current

Trade debtors	646	866

Less: amounts set aside for doubtful accounts	(28)	(37)

	618	829

Other prepayments and accrued income	62	80

Other debtors	111	119

	791	1,028

Non-current

Other debtors	29	35

Other prepayments and accrued income	6	7

	35	42

	826	1,070

Trade debtors includes £177m (2005 £196m) of receivables eligible for securitisation with a financial institution. However, at 31 December 2006, the amount borrowed and included within short-term borrowings as liabilities under the securitisation programme was £nil (2005 £nil).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support the Company’s commitments to the ICI Pension Fund (see note 34). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of Group companies, which have been assigned to the SPV. At 31 December 2006, £228m (2005 £268m) of trade debtors included above were assigned to the SPV and £57m (2005 £5m) of cash and cash equivalents.

96 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

20 Cash and cash equivalents

	2006	2005
	£m	£m

Cash at bank	491	366

Investments and short-term deposits*	105	156

Cash and cash equivalents per balance sheet	596	522

Overdrafts	(7)	(6)

Cash and cash equivalents per cash flow statement	589	516

*	Investments and short-term deposits had a maturity of three months or less.

The amount of cash and cash equivalent balances that is not available for use by the Group is £75m (2005 £69m) and relates to balances held by the insurance captive and by the subsidiary, ICI Receivables Funding Limited (see note 34).

21 Trade and other payables

	2006	2005
	£m	£m

Current

Trade creditors	677	807

Value added taxes, payroll taxes and social security	25	28

Accruals	199	250

Other creditors	371	399

	1,272	1,484

Non-current

Accruals	10	28

Other creditors	18	11

	28	39

	1,300	1,523

Under US GAAP, provisions for liabilities and charges (note 24) would be shown under other creditors, split between current and non-current.

22 Current tax liability

The current tax liability of £217m (2005 £360m) represents the amount of income taxes payable in respect of current and prior periods. Included within this balance is the provision for potential liabilities for taxation arising in prior and current years and various tax exposures and tax due to revenue authorities of £148m (2005 £248m).

Due to the different timing and nature of revenue audit processes in different jurisdictions, not all exposures can be specifically linked to enquiries.

The nature and amounts of the most significant exposures which are provided for are set out below.

	2006	2005
	£m	£m

Nature of Exposure

Transfer pricing and related issues	54	60

Internal restructuring	55	97

Disposals	27	51

Double tax relief/foreign tax credits	2	13

Special regimes, other reliefs	8	17

Other	2	10

Total	148	248

www.ici.com	ICI Annual Report and Accounts 2006 97

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

22 Current tax liability (continued)
The movements in the year are summarised below.

	2006	2005
	£m	£m

Provisions at beginning of year	248	264

Cash settlements	(1)	(7)

Reductions for tax positions of prior years	(157)	(115)

Additions for tax positions of prior years	23	87

Additions based on current year tax positions	15	11

Reclassifications from income tax payable to exposures	35	–

Impact of foreign exchange movements	(15)	8

Provisions at end of year	148	248

Reductions for tax positions of prior and current years and cash settlements arise from the resolution of enquiries or audits. Additions to tax positions relating to both prior and current years arise principally from management’s assessment of the status on ongoing enquiries.

The Group expects a number of tax audits to continue during 2007 and it is not possible to forecast with any certainty which, if any, of these will be substantially resolved during 2007. Consequently, it is not possible to indicate with a sufficient degree of certainty the likely timing or amount of cash flows as associated with the provisions as currently recorded, particularly as any liabilities may be met from the utilisation of brought forward losses or other tax benefits.

23 Financial liabilities

			2006	2005
	notes		£m	£m

Current liabilities

Short-term borrowings	23	(a)	16	14

External loans less than 1 year	23	(b)	457	166

Derivative liabilities less than 1 year	31		12	51

Obligations under finance lease	32		2	14

			487	245

Non-current liabilities

External loans greater than 1 year	23	(b)	524	1,072

Derivative liabilities greater than 1 year	31		18	25

Obligations under finance lease	32		6	6

			548	1,103

(a) Short-term borrowings

			Average interest rate*

	2006	2005	2006	2005
	£m	£m	%	%

Bank borrowings

Secured – by floating charge	3	–

Unsecured	13	14

	16	14	2.6	2.5

Other borrowings

Unsecured	–	–

	–	–	–	–

	16	14

Maximum short-term borrowings outstanding during year	277	455

*	Based on borrowings outstanding at 31 December.

Various short-term lines of credit, both committed and uncommitted, are available to the Group and are reviewed regularly. There are no facility fees payable on uncommitted lines nor is there a requirement for an equivalent deposit to be maintained with any of the banks.

98 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

23 Financial liabilities (continued)

(b) Loans

	Repayment	2006	2005
	dates	£m	£m

Secured loans

Other currencies	2007 – 2014	1	2

Total secured		1	2

Secured by fixed charge – bank loans		–	–

Secured by floating charge – bank loans		1	2

Unsecured loans

Sterling

7.625% Bonds	2007	304	316

Others	2007	10	10

		314	326

US dollars

8 7/8% Debentures	2006	–	141

7[1] /20% Notes	2007	127	141

5 5/8% Notes	2013	245	282

4 3/8% Notes	2008	247	282

Variable rate medium-term notes	2010	20	24

Others	2007 – 2008	18	33

		657	903

Other currencies	2007 – 2012	9	7

Total unsecured		980	1,236

Total loans – before financial derivatives (see table below)		981	1,238

The financial instruments disclosures in note 31 detail the fair value hedge relationships between the Group’s fixed rate loans and interest rate swaps.

The secured debt referred to in this note and the secured short-term borrowings referred to above were secured by property, plant and other assets with a net book value at 31 December 2006 of £5m (2005 £4m).

		Repayment		Rate	Amount
		dates	Currency	%	£m

New finance	Bank loan	2006 – 2007	Various	Various	4

	Euro commercial paper	2006	Various	Various	279

	Money market loans	2006	Various	Various	1,973

					2,256

Finance repaid	Bank loan		Various	Various	(9)

	Euro commercial paper		Various	Various	(279)

	Money market loans		Various	Various	(1,973)

	Bond repayment		US$	8.88%	(130)

					(2,391)

Effects of financial derivatives
The following analysis reflects the effects of financial derivatives on the Group’s borrowings at 31 December 2006:

	Before financial		After financial
	derivatives		derivatives

	2006	2005	2006	2005
	£m	£m	£m	£m

Sterling	314	328	11	16

US dollar	657	901	925	1,146

Euro	5	7	5	60

Japanese yen	–	–	–	25

Other currencies	5	2	5	2

	981	1,238	946	1,249

Fixed rate loans	923	1,170	–	–

Floating rate loans	58	68	946	1,249

	981	1,238	946	1,249

www.ici.com	ICI Annual Report and Accounts 2006 99

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

23 Financial liabilities (continued)

(b) Loans (continued)

	2006	2005
	£m	£m

Loan maturities

Bank loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	–	2

From 4 to 5 years	1	–

From 3 to 4 years	–	–

From 2 to 3 years	–	7

From 1 to 2 years	6	13

Total due after more than one year	7	22

Total due within one year	15	14

	22	36

Other loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	246	283

From 4 to 5 years	1	25

From 3 to 4 years	21	1

From 2 to 3 years	1	282

From 1 to 2 years	248	459

Total due after more than one year	517	1,050

Total due within one year	442	152

	959	1,202

Total loans

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	246	285

From 4 to 5 years	2	25

From 3 to 4 years	21	1

From 2 to 3 years	1	289

From 1 to 2 years	254	472

Total due after more than one year	524	1,072

Total due within one year	457	166

Total loans	981	1,238

Aggregate amount of loans any instalment of which falls due after 5 years	261	297

24 Provisions for liabilities and charges

		Disposal	Restructuring
	Environmental	provisions	provisions	Other
	provisions *	(note 25)	(note 25)	provisions †	Total
	£m	£m	£m	£m	£m

At 1 January 2006	25	295	33	51	404

Provisions made during the year	2	162	62	67	293

Provisions used during the year	(4)	(118)	(45)	(8)	(175)

Provisions reversed during the year	(1)	(26)	(2)	(4)	(33)

Increase due to effluxion of time	–	9	–	–	9

Reduction due to disposal of subsidiaries	(2)	(1)	(5)	(2)	(10)

Classified as held for sale	(4)	–	(6)	–	(10)

Exchange and other movements	–	(4)	(2)	(2)	(8)

At 31 December 2006	16	317	35	102	470

Current	4	95	30	64	193

Non-current	12	222	5	38	277

	16	317	35	102	470

*	Other than arising on disposal.
†	Other includes £62m relating to a fine imposed by the European Commission following an investigation into alleged cartel activity in the European methacrylates markets.

Under US GAAP, provisions for liabilities and charges would be shown under other creditors (note 21).

100 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

25 Disposal and legacy, and restructuring provisions

	Disposal and legacy		Restructuring
	provisions		provisions

	2006	2005	2006	2005
	£m	£m	£m	£m

At beginning of year	295	310	33	73

Provisions made during the year	162	77	62	19

Provisions used during the year	(118)	(71)	(45)	(50)

Provisions reversed during the year	(26)	(33)	(2)	(6)

Increase due to effluxion of time	9	10	–	–

Reduction due to disposal of subsidiaries	(1)	–	(5)	–

Classified as held for sale	–	–	(6)	–

Exchange and other movements	(4)	2	(2)	(3)

At end of year	317	295	35	33

Comprising

Severance costs	12	18	26	27

Direct disposal provisions (other than severance)	89	52

Long-term residual provisions	216	225

Other			9	6

	317	295	35	33

Disposal and legacy provisions

Disposals prior to 2004
Between 1997 and 2004 the Group sold over 25 businesses as part of the reshaping of its portfolio, consistent with plans to focus its resources on Paints and Specialty Chemicals.

Provisions were created for both long-term residual obligations resulting from the divestments and direct disposal costs. The long-term residual provisions, created to cover legacy management, legal, estates, pension administration and environmental costs, amounted to £225m at end 2005. During 2005, revisions had been made to estimates of future cash flows resulting in a charge of £23m relating to pension administration costs, a charge of £10m relating to increased employer liability costs and a release of provisions of £28m following a land transaction in the North of England. During 2006, further revisions were made to these estimates resulting in further charges of £14m for additional pension administration costs and £9m for increased employer liability costs; a release of £18m also occurred following the resolution of an environmental issue. Expenditure in 2006 amounted to £28m. At 31 December 2006, £216m remained to be spent. The nature of the provisions is such that expenditure is expected to occur over the period from 2007 to at least 2030.

The direct disposal provisions amounted to £50m at end of 2005. During 2005, changes in estimates resulted in an additional charge of £10m in relation to the costs of divestment of the Chlor-Chemicals, Klea and Crosfield businesses. During 2006, changes in estimates resulted in an additional provision of £8m relating to the Polyurethanes, Tioxide and selected Petrochemicals businesses; expenditure in the year amounted to £17m. At 31 December 2006, £37m remained to be spent, including severance costs £10m and site separation costs £7m; these provisions are expected to be substantially utilised by the end of 2007.

Disposals in 2004
Provisions of £10m were held at end 2005 for the Quest Food Ingredients disposal. During 2006, changes in estimates were made resulting in a release of £5m, £1m was spent and at 31 December 2006, £4m remained to be spent. The majority of the provisions is expected to be utilised by the end of 2007.

At 31 December 2006, £1m remained to be spent relating to separation costs on other disposals in 2004 and this is expected to be utilised by the end of 2007.

Disposals in 2005
In 2005, provisions of £23m were charged in respect of the sale of the National Starch, Vinamul Polymers business. At the end of 2005, £7m remained. During 2006, £2m was spent and at 31 December 2006, £5m remained to be spent, mainly on post-retirement benefit and environmental costs. Full utilisation is expected by the end of 2007.

As at 31 December 2006 a provision of £1m was held in relation in relation to separation costs for other 2005 disposals and this is expected to be utilised in 2007.

Disposals in 2006
The Group completed the sale of Uniqema on 1 September 2006. Provisions of £121m were established in respect of transaction costs (£29m) and post-retirement benefit liabilities relating to employees transferring to the purchaser (£92m). During 2006, £68m was spent. As at 31 December 2006 £53m remained to be spent, including post-retirement benefit costs (£41m) and transaction costs (£12m).

www.ici.com	ICI Annual Report and Accounts 2006 101

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

25 Disposal and legacy, and restructuring provisions (continued)

Restructuring provisions

2003 restructuring programme
In 2003 the Group launched a series of restructuring programmes to improve cost effectiveness across each of the following operations:

(i)	National Starch reporting segments – staff reductions mainly in administration and the restructuring of manufacturing assets, predominantly across the Specialty Starch business.

(ii)	Quest – staff reductions in the Foods business and in supporting administrative functions and the restructuring of manufacturing assets.

(iii)	Uniqema – a major reduction in support overheads and the rationalisation and relocation of manufacturing capabilities in the USA.

(iv)	Paints – a programme to restructure supply chain activities in Europe and North America.

(v)	Corporate and other – staff reductions resulting in a smaller and more focused corporate centre.

At end 2005, provisions remained outstanding for £29m. Charges of £19m relating to termination of employees were incurred in 2005 and releases of £6m (Uniqema £4m and Corporate £2m) were made; £49m was spent during 2005. Charges of £7m were incurred in 2006. By segment, these charges were Paints £1m, Adhesives £3m, Specialty Polymers £1m and Quest £2m. During 2006, £22m was spent and at 31 December 2006 £7m of provisions remained to be spent, including £3m relating to the severance of 28 employees. This provision is expected to be utilised in 2007.

2006 restructuring programme
In 2006 the Group initiated an extensive new restructuring and transformation programme. This programme will include a number of key activities:

•	separate projects to integrate many of ICI’s Human Resource and Finance activities across the Group;
•	manufacturing plant improvement and plant network restructuring activities to create significant efficiency and supply chain performance improvements;
•	improvements in sales force effectiveness and customer service projects across ICI; and
•	general efficiency and overhead reduction initiatives.

Charges of £55m relating to the 2006 programme were incurred in 2006. By segment, these charges were Paints £24m, Adhesives £9m, Specialty Starches £2m, Specialty Polymers £2m, Electronic Materials £2m, Regional and Industrial £8m, Quest £5m and Uniqema £3m. £23m was spent during 2006. As at 31 December 2006 £28m of provisions remained to be spent including £23m relating to the termination of 781 employees.

102 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

26 Post-retirement benefits

The Group accounts for post-retirement benefits in accordance with IAS 19 Employee Benefits. Analysis is also provided in note 36 of the aggregate net periodic benefit cost and funded status of the Group’s post-retirement schemes restated in accordance with US GAAP and in compliance with the requirements of SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, SFAS No. 87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132 Employers’ Disclosures about Pensions and Other Post-retirement Benefits (revised December 2003).

The Group operates retirement schemes which cover the majority of employees (including Directors) of the Group. ICI policy, where practicable, is to provide retirement benefits for new employees on a defined contribution basis. The Company pays pension contributions for each employee into an individual retirement account which is used to provide pension benefits at retirement. This policy is now in place in the majority of countries in which ICI operates. However, retirement plans for many existing employees are of the defined benefit type under which benefits are based on employees’ years of service and average final remuneration and are funded through separate trustee-administrated funds. Full actuarial valuations of the Group’s main defined benefit schemes are undertaken regularly, by independent qualified actuaries, normally at least triennially and adopting the projected unit method. The last full actuarial valuation of the ICI Pension Fund and the ICI Specialty Chemicals Pension Fund, commissioned by the respective trustees of these funds, was obtained as at 31 March 2005. In addition to this, full accounting valuations as at 31 December are obtained each year under both IFRS and US GAAP.

The largest pension plan in the Group is the ICI Pension Fund in the UK which accounts for approximately 82% of the Group’s pension plan obligations and 81% of the Group’s total post-retirement defined benefit obligations. There are also other large, funded pension plans in the UK, USA, Canada, the Netherlands and Belgium that account for approximately 15% of the Group’s pension plan defined benefit obligations and other large, unfunded pension plans in the USA, Canada and Germany that account for approximately 2% of the Group’s pension plan defined benefit obligations. The remainder of the obligations comprise a large number of small plans, funded and unfunded, located throughout the world in the countries in which ICI operates.

The Group provides in North America, and to a lesser extent in some other countries, unfunded healthcare and life assurance benefits for retired employees. At 31 December 2006 approximately 16,000 (2005 17,000; 2004 18,000) current and retired employees were eligible to benefit from these schemes. The liabilities in respect of these benefits are fully accrued over the expected working lifetime of the existing members.

Key financial assumptions – Group

The principal weighted average rates used at 31 December were:

	2006	2005	2004
	% p.a.	% p.a.	% p.a.

Discount rate	5.1	4.8	5.3

Inflation rate	2.9	2.7	2.6

Long-term rate of increase in future earnings	4.4	4.2	4.0

Increase in pensions in payment	2.7	2.7	2.4

Post-retirement healthcare cost inflation rate	9.0	9.0	9.7

Expected rates of return on plan assets:

Equities	8.3	8.2	8.2

Bonds	5.2	4.7	4.9

Other	8.3	5.7	4.6

Expected rate of return on reimbursement rights	–	5.6	4.6

The overall expected long-term rate of return on asset assumption is determined on a country-by-country (and Euro-zone) basis. The rates are based on market expectations by asset classes, at the beginning of the period, for returns over the entire life of the related obligations. The assumption setting process is based on short and long-term historical analysis and investment managers’ forecasts for equities, hedge funds and private equity, and the available market yields for bonds.

Mortality assumptions – UK
The Group analyses the mortality experience in the two main UK funds (“Funds”) both in terms of the current mortality table applied and the allowance for future improvements in longevity. The mortality tables were PMA92C05MC with a +1.75 year age-rating for male members retiring in normal health and PFA92C05MC with a +2.25 age-rating for female members retiring in normal health, with allowance for future mortality improvements in line with the medium cohort.

The table on the following page illustrates the effect of this change on the expected age at death of an average member retiring currently at age 62 and one who retires at age 62 in 10 years time. The figures at 31 December 2004 are based on the demographic assumptions underlying the previous formal valuation of the ICI Pension Fund as at 31 March 2003 and were applied in the calculation of the pension liabilities at 31 December 2004. The figures at 31 December 2005 and 31 December 2006 are those derived from the 31 March 2005 valuation. Shorter longevity assumptions are used for members who retire on grounds of ill-health.

www.ici.com	ICI Annual Report and Accounts 2006 103

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

26 Post-retirement benefits (continued)

	At	At	At
	31Dec	31Dec	31Dec
	2006	2005	2004
	in years	in years	in years

Retiring today at age 62

Male	85.1	85.0	83.9

Female	87.6	87.5	86.6

Retiring in 10 years at age 62

Male	85.8	85.8	84.7

Female	88.3	88.2	87.3

Sensitivities
Assumed inflation rates have a significant effect on the amounts recognised in the Group income statement and balance sheet. A 0.1% movement in the assumed inflation rate would have the following effects:

	0.1%	0.1%
	increase	decrease
	£m	£m

Effect on the aggregate of the current service cost and interest cost: (increase) decrease	(5.8)	5.6

Effect on the total post-retirement benefit obligation: (increase) decrease	(99.6)	98.6

Assumed discount rates have a significant effect on the amounts recognised in the Group income statement and balance sheet. A 0.1% movement in the assumed discount rate would have the following effects:

	0.1%	0.1%
	increase	decrease
	£m	£m

Effect on the aggregate of the current service cost and interest cost: (increase) decrease	(1.3)	1.9

Effect on the total post-retirement benefit obligation: decrease (increase)	114.1	(125.4)

Assumed healthcare cost trend rates have a significant effect on the amounts recognised in the Group income statement and balance sheet. A 1.0% movement in assumed healthcare cost trend rates would have the following effects:

	1.0%	1.0%
	increase	decrease
	£m	£m

Effect on the aggregate of the current service cost and interest cost: (increase) decrease	(0.3)	0.3

Effect on the other post-retirement defined benefit obligation: (increase) decrease	(3.8)	3.3

104 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

26 Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures

Amounts recognised on the Group balance sheet

				Other
	Pension plans			post-retirement plans			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Plan assets

Equities	1,246	1,511	1,439	–	–	–	1,246	1,511	1,439

Bonds	6,407	6,355	5,795	–	–	–	6,407	6,355	5,795

Other	386	323	398	4	5	5	390	328	403

Total fair value of plan assets	8,039	8,189	7,632	4	5	5	8,043	8,194	7,637

Present value of defined
benefit obligation	(9,198)	(9,680)	(8,569)	(144)	(202)	(252)	(9,342)	(9,882)	(8,821)

Net (deficit) in the plans	(1,159)	(1,491)	(937)	(140)	(197)	(247)	(1,299)	(1,688)	(1,184)

Fair value of reimbursement rights
recognised as an asset	–	–	–	–	1	5	–	1	5

Unvested past service costs	–	–	–	(6)	–	–	(6)	–	–

Restrictions on assets recognised	–	(1)	(1)	–	–	–	–	(1)	(1)

Liability recognised in the Group
balance sheet	(1,159)	(1,492)	(938)	(146)	(196)	(242)	(1,305)	(1,688)	(1,180)

Represented by

(Deficits)*	(1,171)	(1,503)	(948)	(146)	(196)	(242)	(1,317)*	(1,699)	(1,190)

Surpluses	12	11	10	–	–	–	12	11	10

Analysis of net recognised (deficit)

ICI UK Pension Fund	(697)	(817)	(411)	–	–	–	(697)	(817)	(411)

Other funded pension plans	(287)	(449)	(336)	–	–	–	(287)	(449)	(336)

Total funded plans	(984)	(1,266)	(747)	–	–	–	(984)	(1,266)	(747)

Total unfunded plans	(175)	(226)	(191)	(146)	(196)	(242)	(321)	(422)	(433)

Liability recognised in the
Group balance sheet	(1,159)	(1,492)	(938)	(146)	(196)	(242)	(1,305)	(1,688)	(1,180)

*	Includes an amount of £80m classified as held for sale in the Group balance sheet (see note 11).

Analysis of the amounts recognised in the Group income statement

				Other
	Pension plans			post-retirement plans			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Amounts in net operating costs

Current service costs	58	50	57	4	5	5	62	55	62

Past service cost	3	12	22	(7)	(13)	(3)	(4)	(1)	19

Curtailments	–	(23)	–	(6)	(17)	(1)	(6)	(40)	(1)

Settlements	1	(2)	–	–	–	–	1	(2)	–

	62	37	79	(9)	(25)	1	53	12	80

Amounts in profits less losses on disposal of operations

Past service cost	–	–	–	–	(23)	–	–	(23)	–

Curtailments	2	–	–	–	(12)	–	2	(12)	–

Settlements	(80)	(11)	(15)	(9)	(1)	(2)	(89)	(12)	(17)

	(78)	(11)	(15)	(9)	(36)	(2)	(87)	(47)	(17)

Amounts in net finance expense

Expected return on plan assets	(431)	(414)	(414)	–	–	–	(431)	(414)	(414)

Interest cost	443	440	435	8	11	12	451	451	447

	12	26	21	8	11	12	20	37	33

Total amounts (credited)/charged to the income statement	(4)	52	85	(10)	(50)	11	(14)	2	96

www.ici.com	ICI Annual Report and Accounts 2006 105

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

26 Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Analysis of the amounts recognised in the statement of Group recognised income and expense

	2006		2005		2004

		Other post-		Other post-		Other post-
	Pension	retirement	Pension	retirement	Pension	retirement
	plans	plans	plans	plans	plans	plans
	£m	£m	£m	£m	£m	£m

(Shortfall) excess of actual return over expected return on plan assets	(40)	–	495	–	229	–

as % of plan assets	(0.5)%	–	6.0%	–	3.0%	–

(Shortfall) excess of actual return over expected return on reimbursement rights		(1)		–		–

as % of plan reimbursement rights		–		–		–

Experience (gains) losses arising on plan liabilities	(94)	(5)	1,130	(10)	291	30

as % of plan liabilities	(1.0)%	(3.5)%	11.7%	(5.0)%	3.4%	11.9%

Net actuarial (gains) losses recognised in the statement of the Group recognised income and expense	(54)	(4)	635	(10)	62	30

as % of plan liabilities	(0.6)%	(2.9)%	6.6%	(5.0)%	0.7%	11.9%

Cumulative amount of actuarial (gains) losses recognised in the statement of Group recognised income and expense	643	16	697	20	62	30

History of experience adjustments – pension plans
	2006	2005	2004
	£m	£m	£m

Present value of defined benefit obligation	9,198	9,680	8,569

Fair value of plan assets	8,039	8,189	7,632

Deficit in the plan	1,159	1,491	937

Experience adjustments on plan liabilities	(94)	1,130	291

Experience adjustments on plan assets	(40)	495	229

History of experience adjustments – other post-retirement plans
	2006	2005	2004
	£m	£m	£m

Present value of defined benefit obligation	144	202	252

Fair value of plan assets	4	5	5

Deficit in the plan	140	197	247

Experience adjustments on plan liabilities	(5)	(10)	30

Experience adjustments on plan assets	–	–	–

The history of experience adjustments starts from 1 January 2004, the date of transition to IFRS.

106 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

26 Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Movements in present value of defined benefit obligation during the year

				Other
	Pension plans			post-retirement plans			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	9,680	8,569	8,375	202	252	238	9,882	8,821	8,613

Movement in year:

Current service cost	58	50	57	4	5	5	62	55	62

Past service cost – vested	3	12	22	(7)	(41)	(3)	(4)	(29)	19

Past service cost – unvested	–	–	–	(2)	(5)	–	(2)	(5)	–

Effect of curtailments	2	(23)	–	(6)	(29)	(1)	(4)	(52)	(1)

Effect of settlements	(190)	(36)	(40)	(9)	(1)	(2)	(199)	(37)	(42)

Interest cost	443	440	435	8	11	12	451	451	447

Contributions by plan participants	1	4	5	–	–	–	1	4	5

Benefits paid	(594)	(541)	(541)	(17)	(13)	(16)	(611)	(554)	(557)

Actuarial (gains) losses	(94)	1,130	291	(5)	(10)	30	(99)	1,120	321

Exchange adjustments	(111)	75	(35)	(24)	33	(11)	(135)	108	(46)

Closing defined benefit obligation	9,198	9,680	8,569	144	202	252	9,342	9,882	8,821

Split between

Funded	8,955	9,406	8,335	–	–	–	8,955	9,406	8,335

Unfunded	243	274	234	144	202	252	387	476	486

Movements in fair value of plan assets during the year

				Other
	Pension plans			post-retirement plans			Total

	2006	2005	2004	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	8,189	7,632	7,402	5	5	7	8,194	7,637	7,409

Movement in year:

Effect of settlements	(111)	(23)	(25)	–	–	–	(111)	(23)	(25)

Expected return on plan assets	431	414	414	–	–	–	431	414	414

Contributions by plan participants	1	4	5	–	–	–	1	4	5

Contributions by employer†	235	152	176	17	13	15	252	165	191

Benefits paid	(594)	(541)	(541)	(17)	(13)	(16)	(611)	(554)	(557)

Actuarial gains (losses)	(40)	495	229	–	–	–	(40)	495	229

Exchange adjustments	(72)	56	(28)	(1)	–	(1)	(73)	56	(29)

Closing fair value of plan assets	8,039	8,189	7,632	4	5	5	8,043	8,194	7,637

†	Includes amounts paid against restructuring and divestment provisions of £14m (2005 £12m; 2004 £40m), included within outflows from special items in operating profit in the Group cash flow statement.

Movements in reimbursement rights during the year

	Other
	post-retirement plans

	2006	2005
	£m	£m

Opening reimbursement rights	1	5

Movement in year:

Effect of plan amendment	–	(5)

Actuarial gains (losses)	(1)	–

Exchange adjustments	–	1

Closing reimbursement rights	–	1

www.ici.com	ICI Annual Report and Accounts 2006 107

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

26 Post-retirement benefits (continued)

Defined benefit plans – pensions and other post-retirement plan disclosures (continued)

Estimated future benefit payments

Benefits expected to be paid, reflecting future service, as appropriate	£m

Payable in the year to 31 December

2007	565

2008	559

2009	559

2010	561

2011	562

2012 to 2016	2,850

Expected contributions
The Group expects to contribute £471m to its defined benefit pension plans in 2007, and £11m to the other post-retirement healthcare plans. The expected £471m contribution to the defined benefit pension plans includes £274m to the ICI UK Pension Fund and £110m to the ICI UK Specialty Chemicals Pension Fund.

Investment policies and strategies
ICI has established a set of best practice principles for pension fund investment so as to ensure a globally consistent approach. These principles, which have been determined and adopted by the fiduciaries of ICI’s pension funds worldwide, include guidelines in the areas of governance, risk budgeting, strategic asset allocation and benchmarks, manager structure and selection, monitoring and other investment issues (such as derivatives and self investment). The over-arching principle clearly states that strategic asset allocation should be determined through explicit consideration of each plan’s specific liability profile and funding level and not by local common practice. Furthermore, all plans must establish a strategic asset allocation benchmark, a relevant total plan performance benchmark and a process for controlling deviations from the strategic asset allocation benchmark. Pension funds are expected to invest in a diversified range of asset classes and investment managers. These assets may include derivatives up to a maximum of 10% of the individual fund unless a higher percentage is agreed after consultation with the Company. However, no self-investment is permitted. Whilst the Company expects to be consulted on these strategic (and other) matters, it recognises that final responsibility for establishing investment strategy often rests with local fiduciaries, who do not publish target allocations to asset classes.

27 Reconciliation of changes in equity

							Equity
		Share					holders
	Share	premium	Translation	Associate	Hedging	Retained	of the	Minority	Total
	capital	account	reserve	reserve	reserve	earnings	parent	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004 (as reported)	1,191	933		9		(2,773)	(640)	68	(572)

IFRIC 4 adjustments						(3)	(3)	(1)	(4)

At 1 January 2004 (as restated)	1,191	933	–	9	–	(2,776)	(643)	67	(576)

Total recognised income and expense			(31)	2	–	410	381	34	415

Dividends						(82)	(82)	(13)	(95)

Share-based payments						8	8	–	8

Movements in respect of own shares						1	1	–	1

Other movements	–	–	–	–	–	–	–	(4)	(4)

At 31 December 2004 (as restated)	1,191	933	(31)	11	–	(2,439)	(335)	84	(251)

IFRS 2005 transition adjustments	–	–	–	–	(1)	(62)	(63)	–	(63)

Total recognised income and expense			75	3	2	(200)	(120)	38	(82)

Dividends						(91)	(91)	(17)	(108)

Share-based payments						7	7	–	7

Shares issued/movement in respect
of own shares	1	1				5	7	–	7

Other movements	–	–	–	–	–	(21)	(21)	21	–

At 31 December 2005 (as restated)	1,192	934	44	14	1	(2,801)	(616)	126	(490)

Total recognised income and expense			(70)	2	1	452	385	22	407

Dividends						(96)	(96)	(19)	(115)

Share-based payments						6	6		6

Shares issued/movement in respect
of own shares	1	2				6	9		9

Acquisition of additional minority interests							–	(6)	(6)

Other movements						(1)	(1)	1	–

At 31 December 2006	1,193	936	(26)	16	2	(2,434)	(313)	124	(189)

108 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

27 Reconciliation of changes in equity (continued)

As noted in the basis of presentation on page 69, IFRIC 4 Determining whether an Arrangement contains a Lease came into effect from 1 January 2006. In accordance with the transitional provisions, this has resulted in additional assets of £15m being recognised on the balance sheet at 1 January 2004, offset by the recognition of associated finance lease creditors of £19m. As a result, equity as at 1 January 2004 was restated from £(572)m to £(576)m.

As noted in the basis of preparation on page 70, IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments were recognised or revalued in the opening balance sheet at 1 January 2005 decreasing reserves by £63m. The own shares that the Group had acquired, or was committed to acquire under forward contracts, to hedge its obligations under various share option schemes, were included in treasury stock under IAS 32 and debited to reserves on transition. This was partly offset by the release of a provision held under UK GAAP relating to the same liability, resulting in a debit of £56m to reserves. Interest rate swaps and loans previously held at carrying value were restated to fair value on transition resulting in an additional net debit to reserves of £6m. There was also a further £1m debit arising from the inclusion of corn futures in the National Starch business.

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of foreign operations as well as from the translation of liabilities that hedge the Group’s net investment in foreign subsidiaries.

Hedging reserve
The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Associate reserve
The associate reserve comprises profits less losses of the Group’s associated undertakings (see note 15).

Retained earnings
Retained earnings include net profit and loss for the year and the reserves relating to own shares. Own shares relate to 2.5 million (2005 4.3 million) shares of the Company held by the Imperial Chemical Industries PLC Employee Benefit Trust which are under option to, or conditionally gifted to, employees under the arrangements described in note 7. The deduction in reserves is £14m (2005 £27m) and the shares have a market value at 31 December 2006 of £11m (2005 £14m).

Called up £1 Ordinary share capital of the parent company

		Allotted
		called-up
		and fully
	Authorised	paid
	£m	£m

At 1 January 2004	1,400	1,191

Employee share option schemes – options exercised		–

At 31 December 2004	1,400	1,191

Employee share option schemes – options exercised		1

At 31 December 2005	1,400	1,192

Employee share option schemes – options exercised		1

At 31 December 2006	1,400	1,193

The Company has one class of ordinary shares which carries no right to fixed income.

Limitation of borrowings
The Articles of Association of Imperial Chemical Industries PLC state that borrowings after deducting cash, current asset investments and short-term deposits must not exceed two and a half times the shareholders’ equity after adding back sums, calculated in accordance with US GAAP, equivalent to the unamortised balance of goodwill arising on acquisitions made after 1 January 1985, which had been written off against reserves under UK accounting practice. Any borrowings, cash or short-term investments held by subsidiaries in their capacity as trustee of a Group pension fund are excluded from the calculation. For the purposes of calculating the basis of the borrowings limits, in accordance with the Articles of Association, the total of the sums standing to the credit of capital and revenue reserves of the Company and its subsidiary undertakings, to be added to the nominal amount of the share capital of the Company, was £1,245m at 31 December 2006 (2005 £930m).

The Group has acquired, or is committed to acquire under forward contracts, 25.6 million shares or ADSs of the Company to hedge its obligations under the Senior Staff and Executive Share Options and Stock Appreciation Rights, the Performance Growth Plan and the Performance Share Plan. 2.5 million shares purchased in the market are held by a trust. In addition, the trust has entered into forward commitments to purchase 23.1 million shares at a weighted average cost of £4.43 per share (total balance sheet liability of £102m) in 2007, although the trust has the option to roll forward these commitments for further periods if required. These forward commitments include collateral requirements related to the prevailing share price of the Company. At 31 December 2006, no collateral is posted with the counterparties to these transactions. The contracts include the right to either take delivery of shares or to “net settle” the contracts in cash. On 19 January 2007, the Group settled its forward commitments and took delivery of 23.1m shares with a total cash outflow of £126m (£102m relating to the cost and £24m relating to the accrued finance charges). These shares are intended to satisfy requirements for share awards and share options exercisable in the period 2007 to 2016.

www.ici.com	ICI Annual Report and Accounts 2006 109

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

28 Dividends

	2006	2005	2004	2006	2005	2004
	Pence per £1 Ordinary Share			£m	£m	£m

2005 second interim, paid 14 April 2006	3.95	3.90	3.50	47	46	42

2006 first interim, paid 6 October 2006	4.15	3.75	3.40	49	45	40

Amounts recognised as distributions to equity holders in the period	8.10	7.65	6.90	96	91	82

	2007

	Pence per £1
	Ordinary Share	£m

2006 second interim, payable on 13 April 2007	4.75	56

The proposed 2006 second interim dividend will be submitted to the shareholders for confirmation at the Annual General Meeting and has not been recognised as a distribution to equity holders in reserves or included as a liability in these financial statements.

Impkemix Trustee Limited, a wholly owned subsidiary which acts as a trustee for the Imperial Chemical Industries PLC Employee Benefit Trust (the Trust) has waived the right to receive dividends on shares held by the Trust in its own name. Dividends received on shares allocated to beneficiaries and shares held in the form of American Depositary Shares (ADSs) are distributed, respectively, to beneficiaries and ADS shareholders.

29 Analysis of net debt

	Financing – debt

	Loans

				Short-term
				borrowings			Cash	Current
	Due after	Due within		other than	Finance		and cash	asset
	one year	one year	Derivatives	overdrafts	leases†	Total	equivalents*	investments	Net debt
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2004 (as reported)	(1,353)	(534)		(23)	(4)	(1,914)	588	–	(1,326)

IFRIC 4 adjustments					(19)	(19)			(19)

At 1 January (as restated)	(1,353)	(534)		(23)	(23)	(1,933)	588	–	(1,345)

Exchange adjustments	69	30		(20)	2	81	(7)	(16)	58

Cash flow	39	470		(84)	4	429	(108)	38	359

Acquisitions and disposals	(3)	–		–	–	(3)	(4)	–	(7)

Other non-cash changes	134	(134)		–	(2)	(2)	–	–	(2)

At 31 December 2004 (as restated)	(1,114)	(168)	–	(127)	(19)	(1,428)	469	22	(937)

IFRS 2005 transitional adjustments	(37)	27	(73)	14	–	(69)	–	–	(69)

Exchange adjustments	(96)	(2)	47	(9)	(2)	(62)	18	2	(42)

Cash flow	5	126	(26)	114	2	221	29	6	256

Acquisitions and disposals	–	–	–	–	–	–	(3)	–	(3)

Fair value movements	17	4	11	–	–	32	–	–	32

Other non-cash changes	153	(153)	–	–	(1)	(1)	3	(2)	–

At 31 December 2005 (as restated)	(1,072)	(166)	(41)	(8)	(20)	(1,307)	516	28	(763)

Exchange adjustments	81	29	(1)	6	2	117	(25)	(4)	88

Cash flow	–	142	70	(7)	16	221	108	17	346

Acquisitions and disposals	–	–	–	1	–	1	(19)	–	(18)

Fair value movements	15	(7)	17	–	–	25	–	–	25

Other non-cash changes	452	(455)	(12)	(1)	(6)	(22)	9	6	(7)

At 31 December 2006	(524)	(457)	33	(9)	(8)	(965)	589	47	(329)

*	“Cash and cash equivalents” in the analysis of net debt includes cash at bank, deposits repayable on demand, overdrafts and investments and short-term deposits which had a maturity of three months or less. During the year, an amount of £9m was reclassified from other investments.
†	Cash flow on finance leases includes an interest element of £3m (2005 £3m, 2004 £3m) included within interest paid in cash flows from operating activities.

IFRIC 4 Determining whether an Arrangement contains a Lease came into effect from 1 January 2006 and provides guidance on whether a complex arrangement includes a lease. As a result of this requirement certain arrangements have required reclassification as leases. This has resulted in additional assets of £15m being recognised on the balance sheet offset by the recognition of associated finance lease creditors of £19m, which are included within net debt. As a consequence, net debt at 1 January 2004 has been restated from £1,326m to £1,345m.

110 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

29 Analysis of net debt (continued)

Reflected in the Group balance sheet at 31 December 2006

	Financing – debt

	Loans

				Short-term
				borrowings			Cash	Current
	Due after	Due within		other than	Finance		and cash	asset
	one year	one year	Derivatives	overdrafts	leases	Total	equivalents*	investments	Net debt
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current financial assets			63			63		47	110

Cash and cash equivalents						–	596		596

Current financial liabilities		(457)	(12)	(9)	(2)	(480)	(7)		(487)

Non-current financial liabilities	(524)		(18)		(6)	(548)			(548)

At 31 December 2006	(524)	(457)	33	(9)	(8)	(965)	589	47	(329)

As reported in note 31, a number of financial instruments were recognised in the opening balance sheet at 1 January 2005. Certain instruments were included in net debt resulting in net debt being adjusted at 1 January 2005 as shown on page 110. The own shares that the Group had acquired, or was committed to acquire under forward contracts, to hedge its obligations under various share option schemes were included in treasury stock under IAS 32. The amount included in net debt as at 1 January 2005, reflecting the extent that the contracts were ‘out of the money’, was £63m; interest rate swaps were recognised at fair value and certain loans previously held at amortised cost were adjusted for fair value attributable to hedged risk. This resulted in an increase in net debt of £6m through an increase in the value of loans of £14m, partly offset by a reduction in the value of swaps of £8m.

30 Acquisitions and disposals

Acquisitions
In April 2006, the Group acquired the fragrance business of Shaw Mudge & Company for £11m to support Quest’s market position particularly in hair care. In May 2006, ICI India Ltd (51% owned by ICI) acquired the remaining 49% of Quest International India Ltd from Hindustan Lever Limited for a cash consideration of £6m to strengthen ICI’s position in the region and enhance the growth opportunities for Quest. In December 2006, ICI Paints completed the acquisition of the 20 trade stores and 2 small franchises in the UK currently operated by S J Dixon and Sons Ltd for a cash consideration of £11m. Other acquisitions amounted to £3m.

The results for the year include £1m of profit attributable to the acquisitions. The revenue and profit after tax for 2006 for all acquisitions above, assuming that all acquisitions occurred on 1 January 2006, would have been £43m and £4m respectively.

The acquisitions had the following effect on the Group’s assets and liabilities:

Net assets at the acquisition date

	Book	Fair value	Fair
	value	adjustments	values
	£m	£m	£m

Property, plant and equipment	1	–	1

Intangible assets	–	11	11

Inventories	5	–	5

Other assets (liabilities)	(2)	–	(2)

Minority interest acquired	6	–	6

Net identifiable assets and liabilities	10	11	21

Goodwill on acquisition			10

Consideration paid, satisfied in cash			31

Cash acquired			–

Net cash outflow			31

Intangible assets in the table above primarily relate to customer lists acquired. Goodwill relates to the anticipated synergies arising from the acquisitions.

www.ici.com	ICI Annual Report and Accounts 2006 111

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

30 Acquisitions and disposals (continued)

Disposals
On 1 September 2006, ICI completed the sale of its oleochemicals and surfactants business, Uniqema, to Croda International Plc for a gross consideration of £410m, subject to closing balance sheet adjustments. The disposal was effected in view of other investment opportunities available across the Group, where there is the prospect of greater strategic and financial returns.

On 7 February 2005, the Group completed the sale of the Vinamul Polymers business (part of National Starch) for £114m, satisfied in cash, and the control of the business passed to the acquirer. The net disposal proceeds were used to reduce Group debt.

On 30 April 2004, the Group completed the sale of the Quest Food Ingredients business for £253m, satisfied in cash, on which date the control of the business passed to the acquirer. The disposal was effected in order for Quest to focus on its flavour and fragrance businesses.

The reconciliations of the profit on sale of Uniqema, Vinamul Polymers and of Quest Food Ingredients disclosed on page 72, with the cash proceeds and net assets disposed of are set out in the tables below.

		2005
		National
		Starch	2004
	2006	Vinamul	Quest Food
	Uniqema	Polymers	Ingredients
	£m	£m	£m

Consideration received (see below)	410	114	253

Less: Net assets at completion (see below)	(235)	(85)	(69)

Less: Transaction costs and other increases in provisions as disclosed in note 25	(121)	(23)	(22)

Other	(6)	–	1

Gain on sale as disclosed in note 3	48	6	163

		2005
		National
		Starch	2004
	2006	Vinamul	Quest Food
	Uniqema	Polymers	Ingredients
	£m	£m	£m

Consideration received, satisfied in cash	410	114	253

Cash disposed of	(19)	(3)	(4)

Net cash inflow	391	111	249

Net assets at completion

Property, plant and equipment	250	96	60

Intangible assets	21	1	–

Inventories	88	12	24

Trade and other receivables and other assets	116	17	13

Cash and cash equivalents	19	3	4

Trade and other payables and other liabilities	(164)	(21)	(11)

Post-retirement benefit liabilities	(95)	(23)	(21)

Net identifiable assets and liabilities (at date of completion)	235	85	69

Reconciliation to Group cash flow statement

Net cash inflow from material disposals	391	111	249

Cash inflow from other disposals	6	17	42

Payments in respect of disposals in 2004 or later	(73)	(20)	(12)

Total cash inflow from disposals	324	108	279

31 Financial instruments

Exposure to credit, interest rate, commodity price and currency risks arise in the normal course of the Group’s business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity price movements. The Group’s treasury objectives, risk management strategies and policies are discussed in the financial review section of the Business review, on pages 29 to 31.

The financial instruments note discloses in full the Group’s financial assets and financial liabilities, including held for sale balances of the Quest business (see note 11).

(a) Interest rate risk
The interest rate profile of the Group’s financial assets and financial liabilities at 31 December 2006, after taking into account the effect of interest rate and currency swaps, is set out in the tables below. Further quantitative analysis of the sensitivity to movements in interest rates is reported in the financial review section of the Business review, on pages 29 and 30.

112 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

31 Financial instruments (continued)

Hedging
Interest rate swaps, denominated in US dollars and Sterling, have been executed to hedge the Group’s exposure to interest rate risks in accordance with its interest rate policy. These swaps are matched in maturity to the underlying debt. At 31 December 2006, the Group had interest rate swaps with a notional contract amount of £1,957m (2005 £2,330m). The maturity profile of the net fixed rate exposure on loans is spread over several years to reduce re-financing and re-pricing risk and matures between 2007 and 2013.

The fair value of interest rate swaps recognised as hedges at 31 December 2006 is a net liability of £13m (2005 £4m), comprised of assets of £7m (2005 £17m) and liabilities of £20m (2005 £21m).

From 1 January 2005 interest rate swaps designated as fair value hedges are fair valued through the income statement as part of net finance expense. Underlying loans that form part of fair value hedge relationships are adjusted for fair value attributable to hedged risk through the income statement to offset any mark-to-market adjustment arising on the interest rate swaps. Hedge documentation is prepared for all fair value hedges at inception and effectiveness testing is carried out quarterly. All designated hedges have remained effective throughout the current financial year.

Financial assets

	2006				2005

	At fixed	At floating			At fixed	At floating
	interest	interest	Interest		interest	interest	Interest
	rates	rates	free	Total	rates	rates	free	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Cash and cash equivalents

Sterling	–	66	20	86	–	71	10	81

US dollar	–	60	31	91	–	21	9	30

Canadian dollar	–	50	–	50	–	38	–	38

Indian rupee	–	40	3	43	–	10	3	13

Euro	–	3	19	22	–	19	27	46

Japanese yen	–	1	13	14	–	4	2	6

Other currencies	–	111	66	177	–	101	79	180

	–	331	152	483	–	264	130	394

Other financial assets

Sterling				107				107

US dollar				242				285

Euro				171				203

Brazilian real				67				68

Japanese yen				25				33

Other currencies				314				329

				926				1,025

Total financial assets				1,409				1,419

The financial assets of the Group comprised:

	2006	2005
	£m	£m

Non-current assets

Financial assets – investments (1)	19	20

Financial assets – loans (2)	9	20

Trade and other receivables (2)	30	32

	58	72

Current assets

Trade and other receivables (2)	834	948

Financial assets (1)	47	28

Cash and cash equivalents	596	522

Less financial assets of insurance subsidiaries*	(126)	(151)

	1,351	1,347

	1,409	1,419

*	Includes cash and cash equivalents of £113m (2005 £128m) and trade and other receivables of £13m (2005 £23m).

Applying the categorisation rules of financial assets in accordance with IAS 39 the above classes of assets are: (1) Held-to-maturity investments and (2) Loans and receivables. None of the Group’s financial assets, with the exception of derivative assets, are held at fair value.

www.ici.com	ICI Annual Report and Accounts 2006 113

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

31 Financial instruments (continued)

(a) Interest rate risk (continued)

Floating rate financial assets comprise bank deposits bearing interest at rates fixed in advance for periods ranging from 1 day to 3 months by reference to the relevant inter-bank rate. The weighted average interest rates for fixed asset investment loans are 4.9% and for cash and cash equivalents 4.3%.

Purchases or sales of financial assets are accounted for at settlement date.

Financial liabilities

	2006				2005

	At fixed	At floating			At fixed	At floating
	interest	interest	Interest		interest	interest	Interest
	rates	rates	free	Total	rates	rates	free	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Sterling	–	(335)	436	101	–	(68)	449	381

US dollar	–	584	303	887	–	631	353	984

Euro	–	491	200	691	–	493	251	744

Japanese yen	–	95	35	130	–	110	45	155

Other currencies	–	135	417	552	–	145	419	564

	–	970	1,391	2,361	–	1,311	1,517	2,828

The financial liabilities table above shows the Group’s exposure to currency movements, disclosing interest bearing debt after currency swaps and liquidity forwards (as part of the net investment hedge – see section (d)) and other mainly interest free liabilities.

Floating rate financial liabilities bear interest based upon short-term inter-bank rates.

Interest rate swaps have been used to create floating debt during the current financial year in line with Group policy. The impact on loans, post interest rate swaps, is that interest rates will be refixed at intervals of between 3 months and 12 months. The sensitivity analysis provided in the financial review section of the Business review on page 30 indicates the Group’s risks in relation to interest rate changes.

The figures shown above take into account various interest rate swaps, currency swaps and forward exchange contracts used to manage the interest rate and currency profile of financial assets and financial liabilities.

The financial liabilities of the Group comprised:

	2006	2005
	£m	£m

Non-current liabilities

Loans	524	1,072

Derivative liabilities	18	25

Derivative assets(*)	–	(33)

Finance leases	6	6

Other creditors	32	39

	580	1,109

Current liabilities

Short-term borrowings	16	14

Current instalments of loans	457	166

Derivative liabilities	12	51

Derivative assets (*)	(63)	(2)

Trade and other payables	732	807

Finance leases	2	14

Other creditors	625	669

	1,781	1,719

	2,361	2,828

(*)	Note: Derivative assets (relating to interest rate swaps, currency swaps and liquidity forwards) are included within the financial liabilities table as the majority arise through the management of the debt book. The fair value of the underlying loans and related derivative liabilities are also presented in the financial liabilities table above and to understand the fair value of financial liabilities it is appropriate to also include derivative assets.

114 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

31 Financial instruments (continued)

(b) Income statement and equity
In 1999 the Group entered a US$1bn interest rate swap that was used to manage its interest rate exposure. When the underlying item was removed from the Group’s balance sheet as a result of a divestment transaction, the swap was no longer performing as a hedge. To manage this exposure, the Group elected to trade a new “equal and opposite” swap that effectively closed out its exposure to the original US$1bn swap. By trading this “equal and opposite” swap, the Group was in substance terminating the US$1bn swap. This transaction did, however, lock in a negative carrying value (i.e. a fixed interest expense) until the maturity of both swaps in 2007. At 1 January 2005, as a result of the transition to IAS 39, these two swaps were fair valued through the hedging reserve. They are fair valued through the income statement from this date onwards, giving rise to very minimal interest rate risk for the Group. This has resulted in a gain of £2m during the year (2005 £1m). Interest is paid and received in US dollars each quarter.

The interest rate component of cross currency swaps is recognised in the income statement as it is not part of an effective hedge relationship. Only the foreign exchange component (see section (d) of this note) is utilised to hedge net investments in accordance with Group policy. The fair value movement on the interest rate component in 2006 was £nil (2005 £nil). Cross currency swaps have a nominal value at the balance sheet date of £248m.

(c) Liquidity risk
The maturity profile of the Group’s financial liabilities, as defined in section (a) of this note, at 31 December 2006 was as follows:

	2006	2005
	£m	£m

In one year or less	1,781	1,719

In more than one year but not more than two years	301	480

In more than two years but not more than three years	1	300

In more than three years but not more than four years	21	1

In more than four years but not more than five years	2	24

In more than five years	255	304

	2,361	2,828

(d) Foreign currency risk
The Group mainly is exposed to foreign currency risk arising on sales, purchases and borrowings outside of Group functional currencies. All derivatives managing currency exposures are stated in the balance sheet at fair value. The financial review section of the Business review on pages 30 and 31 indicates the Group’s sensitivity to currency risks.

Transaction exposure hedging
The Group does not hedge exposures arising from sales and purchases except where they are significant and markets exist to hedge working capital exposure in line with Group policy. The Group uses forward exchange contracts to hedge its foreign currency risk. All of the forward contracts have maturities of less than one year at the balance sheet date. Hedge accounting is not applied for derivatives used to manage these currency exposures. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the underlying monetary items are recognised as part of operating profit. The fair value of forward exchange contracts used to manage transaction exposure is £nil at 31 December 2006 (2005 £nil).

Cash flow hedging
The Group also hedges foreign exchange exposures arising from significant firm commitments and forecast transactions. After 1 January 2005, these transactions are accounted for as cash flow hedges in accordance with the defined accounting policy and hedge documentation is prepared for all cash flow hedges at inception and effectiveness testing is carried out quarterly.

Gains and losses on cash flow hedges that have been deferred in the cash flow hedging reserve during the period, in addition to those that have been recycled through the income statement, are shown in the table below.

Cash flow hedging reserve movements

£m

Brought forward cash flow hedging reserve at 1 January 2005	(1)

Amounts deferred in the period on effective cash flow hedges	2

Amounts removed from the reserve and recognised in the income statement	–

Amounts removed from the reserve and capitalised in the balance sheet	–

Carried forward cash flow hedging reserve at 31 December 2005	1

Brought forward cash flow hedging reserve at 1 January 2006	1

Amounts deferred in the period on effective cash flow hedges	3

Amounts removed from the reserve and recognised in the income statement	–

Amounts removed from the reserve and capitalised in the balance sheet	(2)

Carried forward cash flow hedging reserve at 31 December 2006	2

The above table also includes effective commodity price hedges where gains and losses have been deferred to future periods (see section (e) of this note).

The cash flows relating to firm commitments and forecast transactions are all expected to occur in the next 24 months.

www.ici.com	ICI Annual Report and Accounts 2006 115

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

31 Financial instruments (continued)

(d) Foreign currency risk (continued)

Hedge of net investment in foreign subsidiaries
The Group hedges its net investment in foreign entities by denominating external debt in a mix of foreign currencies and through the use of cross currency swaps and liquidity forwards. Section (a) of this note shows the currency mix of debt at 31 December 2006 after taking into account the impact of derivatives. The Group applies hedge accounting, in accordance with the defined accounting policy, for all net investment hedges. Hedge documentation is prepared for all net investment hedges at inception and effectiveness testing is carried out quarterly.

The Group recognises gains and losses on debt, cross currency swaps and liquidity forwards in equity, up to the level of net assets in accordance with Group Policy. For all or part of the year the borrowings have exceeded the net assets on a currency-by-currency basis. For the portion that has exceeded the net assets, the gains and losses are recognised in the income statement. This has resulted in a gain of £15m (2005 £2m) for the year which has been disclosed on the face of the income statement within special items.

(e) Commodity price risk
The Group uses corn futures and call options in the USA to hedge its price exposure to this commodity. These futures and call options are accounted for as hedges in accordance with the defined accounting policy from 1 January 2005. Hedge documentation is maintained for all hedge relationships and effectiveness testing is carried out quarterly. In 2006, the Group sold put options on corn in the USA to reduce the costs of its corn hedging programme. These put options were fair valued through the Group’s income statement. At 31 December 2006, the fair value of the call options was £nil and the fair value of the put options was a gain of £1m.

The fair value of unrealised futures and call options is recognised on the balance sheet (included in trade and other receivables in the table below). Once realised, all gains and losses on futures and call options are capitalised into the carrying value of the raw materials.

The hedges have been fully effective during the period and at 31 December 2006 a gain of £3m has been deferred in the cash flow hedging reserve. The movements in the cash flow hedging reserve are included in the table in section (d) of this note.

(f) Fair values
The fair values together with the carrying amounts shown in the balance sheet are as follows:

	2006			2005

	Notional			Notional
	principal	Carrying	Fair	principal	Carrying	Fair
	amounts*	values*	values*	amounts*	values*	values*
	At 31 Dec	At 31 Dec	At 31Dec	At 31Dec	At 31Dec	At 31Dec
	£m	£m	£m	£m	£m	£m

Other investments†	28	28	28	40	40	40

Cash and cash equivalents†	483	483	483	394	394	394

Trade and other receivables†	851	851	851	957	957	957

Current asset investments†	47	47	47	28	28	28

Short-term borrowings	(16)	(16)	(16)	(14)	(14)	(14)

Loans	(995)	(981)	(1,001)	(1,245)	(1,238)	(1,280)

Trade and other payables†	(732)	(732)	(732)	(807)	(807)	(807)

Other creditors and accruals†	(657)	(657)	(657)	(708)	(708)	(708)

Financial liabilities	(14)	(14)	(14)	(53)	(53)	(53)

Currency swaps	52	51	51	2	(1)	(1)

Interest rate swaps#	1,957	(16)	(16)	2,330	(10)	(10)

Liquidity forwardsø	–	4	4	–	3	3

Total net liabilities		(952)	(972)		(1,409)	(1,451)

Financial assets		1,409			1,419

Financial liabilities		(2,361)			(2,828)

		(952)			(1,409)

*	( ) = liability
†	The fair value approximates to the carrying value. For working capital balances this is due to their short-term nature.
ø	Liquidity forwards are foreign exchange forward contracts used to hedge debt and are therefore included in the financial liabilities total.
#	The carrying value of interest rate swaps (£16m) represents the value excluding the interest payable or receivable on the swaps, which is included in trade and other payables and trade and other receivables, respectively.

The decrease in the fair value of loans for the year ended 31 December 2006 arose principally on the net repayment of loans (£130m) and favourable movements on foreign exchange (£106m).

Where interest rate and currency instruments are designated to a group of borrowings or cash and cash equivalents with similar characteristics, altering their interest rate or currency profile, the net cash amounts to be received or paid on the agreements are accrued in current assets or liabilities and recognised as an adjustment to interest income or expense (“accrual accounting”).

Loans that are part of fair value hedge relationships (see section (a) of this note) are held in the balance sheet at fair value and at 31 December 2006 amounted to £923m (2005 £1,170m). All other loans are held at amortised cost and the carrying value in the balance sheet is £58m at 31 December 2006 (2005 £68m).

116 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

31 Financial instruments (continued)

(g) Estimation of fair values
The following summarises the major methods and assumptions used, applied consistently, in estimating the fair value of financial instruments reflected in the tables in section (f).

Derivatives
The fair value of all derivatives are estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies.

Interest-bearing loans and borrowings
The fair value of all the loans is estimated from discounted anticipated cash flows utilising a risk-adjusted zero coupon yield curve in the relevant currencies. A credit spread is added to yield curves to obtain an accurate basis for fair valuation.

Trade and other receivables/payables
For all receivables and payables, the notional amount is deemed to reflect the fair value.

Securities
Where available fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

Where discounted cash flow techniques are used, estimated cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

(h) Credit risk
Surplus funds are deposited with highly rated banks or invested in high quality liquid marketable investments, including money market instruments, government securities and asset backed securities in line with Group Policy. Investments are of a plain vanilla nature with no embedded interest rate options. The majority of asset backed securities have some risk of early redemption, but are of a floating rate nature and hence have minimal fixed interest rate risk. There are no investments of a fixed rate nature with maturity greater than one year and consequently the fair value of investments is considered to be materially the same as the value in the Group’s balance sheet. The central funds on deposit at the balance sheet date were £41m (2005 £76m).

The Group’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counterparties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Group considers the possibility of material loss in the event of non-performance by a financial counterparty to be unlikely.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

The notional amounts of financial instruments used in debt and currency management do not represent amounts exchanged by the parties and, thus, are not a measure of the credit risk to the Group arising through the use of these instruments. The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at the balance sheet date. At 31 December 2006 the aggregate value of all financial instruments with a positive fair value (assets) was £51m for currency swaps (2005 £16m), £7m for interest rate swaps (2005 £17m) and £8m for forward contracts (2005 £6m).

(i) Collateral
The Group has used financial assets as collateral for the following securitisations programmes:

Trade debtors includes £177m (2005 £196m) of receivables eligible for securitisation with a financial institution. However, at 31 December 2006, the amount borrowed and included within short-term borrowings as liabilities was £nil (2005 £nil).

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support the Company’s commitments for the ICI Pension Fund (see note 34). The asset-backed guarantee is secured by way of fixed and floating charges over certain trade debtors and cash of Group companies, which have been assigned to the SPV. At 31 December 2006, £228m (2005 £268m) of trade debtors included above were assigned to the SPV and £57m (2005 £5m) of cash and cash equivalents.

(j) Borrowing facilities
Committed undrawn facilities available to the Group at 31 December 2006 in respect of which all conditions precedent had been met at that date were as follows:

	2006	2005
	£m	£m

Expiring in one year or less	–	224

Expiring in more than one year and less than two years	–	–

Expiring in more than two years	357	406

	357	630

www.ici.com	ICI Annual Report and Accounts 2006 117

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

32 Leases

	2006	2005	2004
	£m	£m	£m

Total rentals under operating leases, charged as an expense in the income statement

Minimum lease payments	58	63	58

Sub-lease payments received	(2)	(1)	(2)

Total	56	62	56

Future minimum sub-lease payments of £2m (2005 £1m; 2004 £1m) are expected to be received under non-cancellable sub-leases at the balance sheet date. Of the total leases above £2m (2005 £5m; 2004 £5m) relates to discontinued operations.

	2006	2005
	£m	£m

Commitments under non-cancellable operating leases to pay rentals during the year following the year of these accounts, analysed according to the period in which each lease expires

Expiring within 1 year	9	11

Expiring in years 2 to 5	30	29

Expiring thereafter	17	22

	56	62

	Operating leases		Finance leases

	2006	2005	2006	2005
Obligations under leases comprise	£m	£m	£m	£m

Rentals due within 1 year	56	62	2	16

Rentals due after more than 1 year

From 1 to 2 years	47	51	1	1

From 2 to 3 years	38	43	1	1

From 3 to 4 years	28	32	1	1

From 4 to 5 years	21	27	1	1

After 5 years from balance sheet date	84	107	2	2

	218	260	6	6

	274	322	8	22

Less amounts representing interest			–	(2)

Present value of net minimum lease payments			8	20

Less current lease obligations			(2)	(14)

Non-current lease obligations			6	6

The difference between the future minimum lease payments at the balance sheet date and the present value is not significant. Obligations under finance leases are included in financial liabilities (note 23). The Group had no commitments under finance leases at the balance sheet date which were due to commence thereafter.

The Group leases items of land and buildings under operating leases, which are used in ongoing business activities. The lease terms vary and are subject to renewal clauses upon expiry.

118 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

33 Commitments and contingent liabilities

	2006	2005
	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	26	19

Expenditure authorised but not yet contracted	89	81

	115	100

On a consolidated basis, the Group had no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at 31 December 2006 (31 December 2005: £nil).

The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply, in particular with environmental, health and safety laws and regulations (including spills or other releases of hazardous substances to the environment) and permit or approval requirements, could result in: restrictions on the operation of the Group’s facilities, damages, fines, increased costs of compliance, reputational damage, requirements to correct effects on the environment of prior disposal or release of chemical substances by the Group or other parties, or other sanctions. These matters are inherently difficult to quantify.

The Glidden Company (“Glidden”), a wholly owned subsidiary of ICI, is a defendant, along with former producers of lead pigment and former producers of lead pigment-based paint as well as other lead product manufacturers and their trade associations, in a number of lawsuits in the United States. These lawsuits seek damages for alleged personal injury caused by lead pigment-based paint or the costs of removing lead pigment-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead pigment-based consumer paint until the 1960s. Glidden is currently a defendant in three active suits (The City of New York v. Lead Industries Association, Inc., et al. (1989), Smith v. Lead Industries Association, Inc., et al. (1999) and Hurkmans v. Salczenco, et al. (2005)). Glidden continues to believe that it has strong defences to all of the pending cases, has denied all liability and will continue to defend all such actions. With respect to these proceedings, ICI is unable to quantify meaningfully the loss to which the proceedings may give rise.

In 1986, a subsidiary of ICI purchased a newly formed company, now Glidden, from a predecessor of Millennium Holdings LLC (the “Seller”), now a subsidiary of Lyondell Chemical Company. Under the sale agreement, the Seller agreed to indemnify Glidden against certain claims relating to certain pre-completion liabilities, and Glidden also gave certain indemnities to the Seller. Whilst Glidden did not acquire any assets or liabilities for the manufacture or sale of lead pigments, the Seller, however, has previously asserted that it is entitled to indemnification under the sale agreement for certain liabilities it may have relating to lead pigment and/or lead pigment-based paint litigation. Glidden, which has assumed all of the purchaser’s rights and obligations under the sale agreement, believes that it has no such obligation to indemnify the Seller. The above indemnity claims have not been ruled on by any court. With respect to these claims, ICI is unable to quantify meaningfully the loss to which the claims may give rise.

On 31 May 2006, ICI was informed of the European Commission’s decision to fine ICI €91.4m relating to ICI’s ownership of ICI Acrylics, which ended in 1999 when that business was sold. As described in note 3, the fine has been charged as a special item in arriving at the Group operating profit (loss) in 2006. ICI filed an appeal before the European Court of First Instance on 17 August 2006 and the parties have since exchanged further pleadings in this matter. The final Commission pleading is expected in March 2007.

During 2006, purported class action lawsuits were filed in various jurisdictions in the USA on behalf of purchasers of methyl methacrylate who claim to have suffered anti-trust injury as a result of alleged cartel activity in the European methacrylates market. All of the lawsuits were transferred to the US District Court for the Eastern District of Pennsylvania and consolidated into two class actions, one on behalf of direct purchasers and the other on behalf of indirect purchasers. Three purported class actions were also filed in Canada. In November 2006, ICI filed motions to dismiss the US lawsuits. Those motions are currently pending before the court. With respect to these proceedings, ICI is unable to quantify meaningfully the loss to which the proceedings may give rise.

From the early 1970s until 1999, ICI Americas Inc. (“ICIA”), a subsidiary, operated and maintained, on behalf of the US Army, two manufacturing facilities. Employees at each facility were employed by ICIA and were members of ICIA pension schemes. The US Army reimbursed to ICIA the cost of contributions to each pension scheme. Upon termination of the contract in 1999, each of the schemes carried a surplus. In September 2004, the US Army Contracting Officer issued a final determination holding that termination of the contract triggered a refund to the US Government of an amount equal to the value of the 1999 pension surplus. ICIA filed an appeal of the final determination to the Armed Services Board of Contract Appeals on 26 January 2005. On 22 April 2005, the US Army re-issued its final determination, amended to include an additional theory of liability. ICIA filed an appeal of the new final determination on 14 July 2005. A four-day hearing was held in January 2006. Post-trial briefing has now concluded and a decision on liability is expected during 2007. ICI does not believe that the outcome of this matter will have a material effect on the Group’s financial position.

In recent years, the Group has carried out a programme of strategic disposals, in the course of which the Group has given to other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which the Group exited as part of its disposal programme which have not been novated to the purchasers of these businesses.

The Group’s 50% interest in Teesside Gas Transportation Ltd (“TGT”) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (“Enron”) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) to purchase pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron. The present value of the commitment guaranteed by ICI at 31 December 2006 is estimated at £29m. On the sale of the Group’s interest in TGT to Enron, ICI received the benefit of a counter-guarantee from Enron’s parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on 2 December 2001.

The Group’s interest in Teesside Power Ltd (“TPL”) was sold on 31 December 1998 to Enron Teesside Operations Ltd (“ETOL”). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group’s interest in TPL to ETOL,

www.ici.com	ICI Annual Report and Accounts 2006 119

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

33 Commitments and contingent liabilities (continued)

ICI received the benefit of a counter-indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI’s 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd (“Sembcorp”). However, the counter-indemnity to ICI was not transferred to Sembcorp and remained a liability of ETOL which is now in liquidation. The present value of the gas purchase commitment guaranteed by ICI at 31 December 2006 is estimated at £50m.

The only significant take-or-pay contract entered into by a member of the Group is for the purchase of electric power in the UK, which commenced in the second quarter of 1998, for 15 years. The value of this commitment at 31 December 2006 is estimated at £94m.

The numbers quoted in the three preceding paragraphs are ICI’s current estimates of its maximum potential liability. Although the outcome of these matters is uncertain, ICI considers it unlikely that a material liability will arise.

The ultimate outcome of the matters described in this note is subject to many uncertainties, including future events and the uncertainties inherent in litigation. As further described in notes 24 and 25, the Group has made provision in its financial statements for liabilities to the extent they are considered probable and can be measured with sufficient reliability. However, these liabilities are inherently difficult to predict and quantify, and the provisions we have established may be inadequate to cover them. These matters may involve substantial sums and an unfavourable outcome of one or more of these matters could have a material effect on the Group’s results of operations, cash flow and/or financial position.

34 Related party transactions

The following information is provided in accordance with IAS 24 Related Party Disclosures, as comprising material transactions with related parties during 2006.

Related party: IC Insurance Limited and its subsidiaries

Transaction: Funds on deposit with ICI Finance PLC amounting to £10m (2005 £10m)

Related party: ICI Pensions Trustee Limited

Transaction: In recognition of a deficit for funding purposes of £657m and a funding ratio of 90.9% as at 31 March 2005 identified as a result of the completion of the valuation of the ICI UK Pension Fund (the “Fund”), the Company agreed to make “top-up” contributions to the Fund over nine years, comprising annual payments of £122m for the first four years, from 2006 to 2009, and annual payments of £62m for the following five years, from 2010 to 2014.

As from September 2004, the Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Limited (the “SPV”) specifically incorporated to provide the guarantee, for £250m to be secured by way of fixed and floating charge over the receivables of certain Group companies which have been assigned to the SPV and by way of cash and cash equivalents deposited with the SPV. At 31 December 2006, £228m (31 December 2005 £268m) of trade debtors and £57m (31 December 2005 £5m) of cash and cash equivalents were assigned to the SPV.

Related party: ICI Specialty Chemicals Pensions Trustee Limited (the “Trustee”)

Transaction: In recognition of a deficit for funding purposes of £95m and a funding ratio of 71.2% as at 31 March 2005 identified as a result of the completion of the valuation of the ICI UK Specialty Chemicals Pension Fund (the “Fund”), the Company agreed to make “top-up” contributions to the Fund over ten years, comprising annual payments of £12.3m, from 2006 to 2015.

Key terms have been agreed between the Company and the Trustee as to the re-apportionment of any debt arising by virtue of section 75 of the Pensions Act 2004 relating to the sale of Quest International Flavours and Fragrances Ltd (“Quest Ltd”). Both parties have agreed that the Fund Trust Deed will be amended to permit the Trustee to re-apportion section 75 debts arising on the cessation of membership of the Fund by participating employers. An amount of £1,000 will be payable by Quest Ltd once it ceases to be a participating employer, and the remaining section 75 debt arising on the sale of Quest Ltd will be re-apportioned between the Company and the remaining participating employers. In consideration of the agreement, the Company will provide the Fund with an amount to increase the Fund’s assets up to full funding on an IAS 19 Employee Benefits basis (after allowing for liabilities corresponding to the active members employed by Unichema Chemicals Limited, Uniqema Limited and Quest Ltd) estimated to be £65m (the “Funding Amount”) and the Company will provide the Trustee with a letter of credit for a value representing the difference between the Funding Amount and the amount of the section 75 debt arising on the divestment of Quest Ltd (estimated to be of the order of £75m). Such agreement is subject to obtaining clearance from the Pensions Regulator.

120 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

35 Interest in joint ventures

The Group’s joint ventures at 31 December 2006 are:

	Percentage held by a	Principal
	subsidiary of ICI %	activities

Arkem (PTY) Limited	50	Sale of speciality chemicals

Purbond AG	50	Manufacturer of polyurethane adhesive products

National Starch Turkey	50	Local solutions provider for emulsion polymers

Interest in joint ventures

Included in the consolidated financial statements are the following items that represent the Group’s interest in the assets and liabilities, revenues and expenses of the joint ventures.

	2006	2005	2004
	£m	£m	£m

Non-current assets	3	3	3

Current assets	3	3	1

Total assets	6	6	4

Current liabilities	(2)	(2)	–

Non-current liabilities	–	–	–

Total liabilities	(2)	(2)	–

Net assets	4	4	4

Revenue	9	8	8

Expense	(8)	(7)	(8)

Profit before taxation	1	1	–

www.ici.com	ICI Annual Report and Accounts 2006 121

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

36 Differences between IFRS and US accounting principles

The accompanying Group financial statements included in this report are prepared in accordance with adopted IFRS. The significant differences between adopted IFRS and US Generally Accepted Accounting Principles (US GAAP) for the years ended 31 December 2006, 2005 and 2004 that affect the Group’s net income and shareholders’ equity are set out below:

(a) Accounting for pension costs
In September 2006 the FASB issued SFAS No. 158 Employers’ accounting for Defined Benefit and other Post-retirement Plans, which amends SFAS No. 87 Employers’ Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits Other Than Pensions, and SFAS No. 132 (R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits (revised 2003). This statement requires companies to recognise an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. The asset or liability including previously unrecognised prior service costs and credits, actuarial gains or losses and transition obligations and assets is recorded via other comprehensive income.

Whilst the adoption of SFAS No. 158 more closely aligns the balance sheet accounting between IFRS and US GAAP, (with the exception of unvested prior service cost which is recognised on balance sheet under US GAAP), there are a number of significant differences between IFRS under IAS 19 Employee Benefits and US GAAP in accounting for pension costs that have a particular impact on ICI:

(i)	Under IAS 19, the Group has taken the option to recognise actuarial gains and losses in full through the statement of Group recognised income and expense in the period in which they are incurred. Under SFAS No. 87 the Group recognises actuarial gains and losses over the remaining average service life of employees.

(ii)	IAS 19 requires past service costs to be recognised immediately if they are already fully vested, or on a straight-line basis over the period until the extra benefits are vested if they do not vest immediately. SFAS No. 87 requires prior service costs to be recognised in the income statement over the expected remaining service lives of the participants or in certain circumstances their remaining lives, even if the benefits are already fully vested. This also applies to negative past service costs.

(iii)	Differences may also arise on settlement of post-retirement benefit schemes based on the amount of post-retirement benefit assets and liabilities recognised on the balance sheet under IFRS and US GAAP at settlement and recognition under US GAAP of unrecognised gains/losses at the point of settlement.

Additional post-retirement benefit disclosures are provided under US GAAP in accordance with SFAS No. 132(R).

(b) Purchase accounting adjustments, including the amortisation and impairment of goodwill and intangibles
The accounting policy for goodwill is similar between IFRS and US GAAP, with goodwill arising on acquisitions capitalised and reviewed for impairment annually and whenever indicators of impairment arise. The methodology for testing impairment differs between IFRS and US GAAP. However, due to the historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles, relating mainly to amounts capitalised and amounts amortised, the Group has recognised significantly more goodwill on the balance sheet under US GAAP compared to IFRS. As a result, disposals of goodwill, any impairments and exchange on retranslation of goodwill may vary between IFRS and US GAAP.

The historic differences in accounting between UK GAAP and US GAAP for goodwill and other intangibles relate to:-

(i)	Goodwill and intangible assets that arose as a result of acquisitions prior to 1 January 1998. Under UK GAAP, goodwill arising on acquisitions prior to 1 January 1998 was charged against retained earnings. Values were generally not placed on intangible assets. Under US GAAP, prior to the adoption of SFAS No.142 Goodwill and other Intangible Assets on 1 January 2002, all goodwill was capitalised and amortised through charges against income over its estimated life not exceeding 40 years. In addition, fair values were ascribed to identifiable intangibles. The acquisition in 1997 of the Unilever Speciality Chemicals business for a consideration of £4.2bn resulted in significant differences between UK and US GAAP for the carrying amounts of goodwill and intangibles.

(ii)	Differences in amortisation applied under UK GAAP and US GAAP from 1 January 1998 to 31 December 2001 on goodwill and intangibles arising from acquisitions from 1 January 1998 and 31 December 2001. Under UK GAAP, goodwill was capitalised and amortised over a period of 20 years, as opposed to the 40 years in the period indicated above for US GAAP.

(iii)	Amortisation charged under UK GAAP but not under US GAAP in the period from 1 January 2002 to 31 December 2003 (transition date of IFRS). Under US GAAP from 1 January 2002 under SFAS No. 142, goodwill was no longer amortised but tested for impairment annually.

(c) Capitalisation of interest
Capitalisation of borrowing costs is not required under IAS 23 Borrowing Costs and the Group expenses all borrowing costs as incurred. Under US GAAP, SFAS No. 34 Capitalization of Interest Cost requires interest incurred as part of the cost of constructing fixed assets to be capitalised and amortised over the life of the asset.

(d) Derivative instruments and hedging activities
There are three significant differences between IFRS and US GAAP in accounting for derivative instruments and hedging activities that have a particular impact on ICI.

(i)	Upon adopting IAS 39 Financial Instruments: Recognition and Measurement, ICI applied hedge accounting for interest rate swaps and related debt, therefore both the derivative and the debt were brought onto the opening balance sheet at fair value. The Group therefore has an opening balance sheet adjustment in the US GAAP balance sheet to reverse the impact of bringing the debt onto the IFRS balance sheet at fair value. This adjustment will reverse as the debt in existence on transition matures. As hedge accounting has been applied under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities from 1 January 2005, fair value movements on the debt can be recorded in the income statement, as under IFRS.

(ii)	Under IFRS, goodwill in reserves is not designated as an asset, and hence cannot be used in the calculation of the net investment hedge. Therefore foreign exchange differences are taken to the income statement on retranslation of the part of the debt that does not act as a hedge. However, under US GAAP, this goodwill is on balance sheet and therefore can be used in the calculation of the investment hedge. In the US GAAP reconciliation, the Group reverses the amount taken to the income statement and recognises this in reserves (to the extent that a hedging relationship exists).

(iii)	Under IFRS, the accounting for the forward contracts in place to purchase shares in order to satisfy option grants is addressed by IAS 32 Financial Instruments: Disclosure and Presentation. As the arrangements include an option for gross physical

122 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

36 Differences between IFRS and US accounting principles (continued)

settlement, the arrangements have not been treated as a derivative but have been treated as an equity instrument and recorded at cost within equity with the full liability recognised on the balance sheet. The finance cost has also been accrued.

Under US GAAP, SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity refers to forward contracts on the issuer’s equity shares that are to be physically settled or net cash settled. As these forward contracts specifically allow for net cash settlement, the Group has accounted for them in accordance with paragraphs 23 and 24 of SFAS No. 150 and measured them at the fair value of the actual contracts.

(e) Restructuring costs
The Group has incurred various restructuring costs that have primarily comprised costs such as employee termination benefits, contract termination costs and costs to consolidate or close facilities or relocate employees. Under IFRS, liabilities for restructuring costs are recognised once a detailed formal plan is in place and valid expectations have been raised in those affected that the restructuring will be carried out. A liability is recognised for voluntary redundancy payments to the extent that it’s expected that volunteers will come forward. Under US GAAP, restructuring costs are accounted for as follows:

(i)	Prior to the adoption of SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities on 1 January 2003, involuntary employee termination benefits were recognised as a liability in accordance with EITF 94-3 in the period management committed the Group to a plan contingent upon a number of factors including the prior communication of termination benefits to affected employees. SFAS No. 146 requires some one-time benefit arrangements to be recorded as one-time charges following a fair value model on the communication date to employees. Accretion expense is recorded for discounting over the payment period. Other one-time benefits are recognised rateably over the future service period. Ongoing benefit arrangements are accounted for under SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits or SFAS No. 112 Employers’ Accounting for Post-employment Benefits and are accrued once they become probable and estimable.

(ii)	Under US GAAP, voluntary termination benefits are accrued when the terms are accepted by the individual employee.

(iii)	Unlike IFRS, which requires tangible fixed assets to be tested for impairment using discounted cashflows, under US GAAP, a preliminary review of tangible fixed assets is carried out using undiscounted future cash flows. If the undiscounted future cash flows are less than the asset’s (or asset group’s) carrying value, an impairment loss must be recognised. The impairment loss is calculated using discounted future cash flows. The asset is subsequently depreciated over its remaining useful economic life.

(f) Foreign exchange
Under US GAAP, on the sale of a foreign enterprise, cumulative foreign exchange differences within reserves are taken to net income in arriving at a gain or loss on disposal. Although IFRS also requires inclusion of the cumulative translation differences held in reserves as part of the calculation of gains or loss on disposal, they were reset to zero at transition to IFRS on 1 January 2004.

(g) Discontinued operations
Under IFRS, a discontinued operation is a component of an entity that has either been disposed of, or is held for sale, where a component of an entity comprises operations and cash flows that can be clearly distinguished from the rest of the entity, both operationally and for financial reporting purposes. IFRS further states that such a component of the entity must either represent a separate major line of business or geographical area of operation or is part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operation, or is a subsidiary acquired exclusively with a view to resale. A list of businesses which have been treated as discontinued operations under IFRS is included in note 1.

Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets a discontinued operation is also defined as a component of an entity that has been disposed of or held for sale, where the component must have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. However, US GAAP does not require the component to represent a separate major line of business or geographical area of operations or be part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. SFAS No.144 also requires that the results of operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity following the disposal and the entity will not have any significant ongoing involvement in the operations of the component after the disposal.

Under US GAAP, the Quest Food Ingredients disposal during 2004 met the SFAS No. 144 conditions and therefore was classified as a discontinued operation. The disposal of the National Starch Vinamul Polymers business in 2005 is treated as continuing under US GAAP as Vinamul continues to be a supplier to National Starch and the cash flows of Vinamul are not eliminated from the ongoing operations of National Starch following the disposal transaction. The disposal of Uniqema that completed on 1 September 2006 met the SFAS No. 144 conditions and therefore was classified as a discontinued operation. The disposal of Quest, which is expected to complete in the first quarter of 2007, did not meet the conditions in SFAS No. 144 to be classified as held for sale or discontinued at the balance sheet date, because the completion of the transaction was subject to shareholder approval. Shareholder approval was subsequently granted on 25 January 2007. The assets relating to Quest are set out in note 11. In addition, under US GAAP, balances of £528m goodwill and £3m of intangible assets relate to the Quest business.

Accordingly, under US GAAP, the results of the Quest Food Ingredients operations and the gain on the disposal are classified within discontinued operations. In 2004, Quest Food Ingredients sales were £50m and the pre-tax profit £7m. Under IFRS, the profit on sale in 2004 amounted to £145m. Under US GAAP, goodwill in respect of this business was included on the balance sheet. SFAS No. 142 requires that where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. The goodwill allocated to Quest Food Ingredients under US GAAP was £163m. Quest Food Ingredients also had additional post-retirement benefit liabilities under IFRS of £19m arising due to measurement differences, which were included in the calculation of the profit on sale. Quest Food Ingredients also had an intangible asset of £7m under US GAAP that was not recognised under IFRS. US GAAP also requires the cumulative translation differences of £3m held in reserves to be recycled in the profit/loss on disposal calculation. Consequently, the loss reported under US GAAP amounted to £39m and the adjustments totalling £184m have been included in the US GAAP reconciliation under the headings to which they relate.

The disposal of the Vinamul Polymers business completed in the first quarter of 2005. Sales for the business in 2005 and 2004 were £15m and £163m respectively. Under IFRS, the pre-tax profit for 2005 was £nil (2004 £12m). A loss of £57m was recognised under US GAAP in 2004 on initial write-down of the business to fair value, under the heading “Disposal of business”.

The disposal of Uniqema completed in September 2006. Sales for the business in 2006, 2005 and 2004 were £435m, £626m and £624m

www.ici.com	ICI Annual Report and Accounts 2006 123

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

36 Differences between IFRS and US accounting principles (continued)

and pre-tax profit of £60m, £36m and £28m respectively. Under IFRS, the profit on sale amounted to £48m. Under US GAAP, the profit on sale amounted to £23m as a result of differences relating to pensions of £(27)m, capitalised interest of £(5)m, goodwill of £8m and the recycling of cumulative translation differences of £(1)m.

Under IFRS, neither the disposal of Quest Food Ingredients or Vinamul Polymers business represented a separate major line of business or geographical area of operations or were part of a single co-ordinated plan to dispose of either a separate major line of business or geographical area of operations. As a result, they were both classified as continuing under IFRS. The Uniqema disposal in 2006 and the planned Quest disposal represented separate major lines of business and therefore were treated as discontinued under IFRS.

(h) Disposal adjustments
In 2000, the Group recorded the disposal of its Chlor-Chemicals business as a discontinued operation. Under US GAAP Staff Accounting Bulletin (SAB) Topic 5E, due principally to the continuing 15% equity interest of the Group in the disposed operations and a commitment by the Group to provide additional funding to finance the Ineos Chlor business, the entity could not be deconsolidated. In October 2004, Ineos agreed to take over ICI’s outstanding funding commitment to the Ineos Group of £55m. As a result, ICI wrote-off all existing indebtedness from Ineos Chlor and transferred its 15% equity interest to Ineos. A charge of £5m was incurred in the IFRS results for this transaction. Under US GAAP, the results of the operation of Ineos Chlor up to the date of disposal and the loss on disposal of £5m are included within continuing operations in 2004.

(i) Taxation
The adjustment in respect of taxation relates to the deferred tax effect of US GAAP adjustments, to the application of different recognition criteria for the benefit of an uncertain tax exposure and to the treatment of deferred tax income/expense resulting from changes in tax rates or changes in valuation allowances. In respect of the uncertain tax exposures, under US GAAP a benefit of £38m, recorded in 2005 under IFRS, has been deferred until 2006 as final confirmation was only received after the balance sheet date. In respect of the deferred tax income/expense resulting from changes in tax rates or changes in valuation allowances arising from changes in management’s assessment of the availability of future taxable income, US GAAP requires these amounts to be recognised in the income statement regardless of the manner of recognition of the item to which the deferred tax relates.

(j) Guarantor’s Accounting and Disclosure Requirements for Guarantees
FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognise a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and no guarantees have been entered into or modified after 31 December 2002 that would require recognition of a liability under FIN No. 45.

Note 33 discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI’s guarantees as defined by FIN No. 45, including those disclosed in note 33, with terms ranging between 1 to 12 years, amounted to £261m at 31 December 2006 (2005 £486m; 2004 £636m). After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to £69m (2005 £162m; 2004 £150m).

(k) Discounted provisions
Under SOP 96-1, a provision can only be discounted if the aggregate amount of the liability and the timing of the future cash flow are fixed or determinable reliably. Under IFRS, the Group holds discounted provisions relating to environmental and legacy items associated with businesses disposed of; the liability and timing of the future cash flows of some of these provisions is not fixed or determinable reliably. The timing of the future cash flows of some of these provisions is not fixed or determinable reliably. As these discounts are unwound under IFRS, a financing cost is charged to interest in the Group income statement.

(l) Inventory provisions
Under IFRS, reversals of inventory write-downs arose for reasons including product reformulations and movements in market value. Under US GAAP, such reversals are not allowed and as a result a reconciling difference for 2006 for £3m credit (2005 £7m charge; 2004 £nil) has been included with the income reconciliation within the line item of “Inventory provisions”.

(m) New US Accounting Standards implemented in the period
SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans
SFAS No. 158 was issued in September 2006. This Statement requires an employer to recognise the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognise changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan to be measured as of the date of its year-end statement of financial position, with limited exceptions.

The requirement to recognise the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after 15 December 2006. The Group has measured plan assets and benefit obligations at 31 December 2006 and has adopted the requirements of SFAS No. 158 in its consolidated financial statements at this date.

(n) New US Accounting Standards not yet implemented
FIN No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109
FIN No. 48 was issued in June 2006 and clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS No. 109 Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN No. 48 is effective for fiscal years beginning after 15 December 2006. The Group is currently assessing the impact of FIN No. 48 on the consolidated results and net assets of the Group.

SFAS No. 157 Fair Value Measurements
SFAS No. 157 was issued in September 2006 and defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

SFAS No. 157 is effective for fiscal years beginning after 15 November 2007. The Group is currently assessing the impact of SFAS No. 157 on the consolidated results and net assets of the Group.

124 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

36 Differences between IFRS and US accounting principles (continued)

The following is a summary of the material adjustments to net income and shareholders’ equity which would have been required if US GAAP had been applied instead of IFRS:

			2006	2005	2004
	notes		£m	£m	£m

Net income after special items attributable to equity holders of the parent – IFRS			295	390	474

Continuing operations			277	302	439

Discontinued operations			18	88	35

Adjustments to conform with US GAAP

Post-retirement expense	(viii	)	(164)	(176)	(75)

Purchase accounting adjustments

Goodwill	(iv	)	–	(2)	(162)

Other intangibles	(i	)	(27)	(29)	(36)

Disposals and other adjustments

Disposal of businesses			(27)	(12)	(53)

Discounted provisions	(ii	)	7	16	(14)

Capitalisation of interest	(iii	)	7	(2)	(4)

Derivative instruments and hedging activities

Net investment hedge	(v	)	(15)	(2)	(15)

Mark to market of derivatives	(v	)	24	25	(12)

Restructuring costs	(vi	)	(2)	3	(47)

Inventory provisions	(vii	)	3	(7)	–

Others			1	1	–

Tax effect of US GAAP adjustments			29	41	49

Tax accounting adjustments			134	(38)	–

Total US GAAP adjustments			(30)	(182)	(369)

Net income (loss) attributable to equity holders of the parent – US GAAP			265	208	105

Continuing operations			264	181	127

Discontinued operations			1	27	(22)

			pence	pence	pence

Basic earnings (loss) per Ordinary Share in accordance with US GAAP			22.2	17.6	8.9

Continuing operations			22.1	15.3	10.8

Discontinued operations			0.1	2.3	(1.9)

Diluted earnings (loss) per Ordinary Share in accordance with US GAAP			21.9	17.5	8.9

Continuing operations			21.8	15.2	10.8

Discontinued operations			0.1	2.3	(1.9)

Adjustments have been made between Continuing and Discontinued operations so that the presentation under US GAAP satisfies the definition of a discontinued operation in accordance with SFAS No. 144. For the purposes of segmental disclosures under IFRS, reference should be made to page 73 where there is a description of each class of business.

Tax accounting adjustments include an amount of £92m (2005 £nil; 2004 £nil) relating to changes in valuation allowances brought forward from the prior year arising from a change in judgment about the realisability of deferred tax assets.

www.ici.com	ICI Annual Report and Accounts 2006 125

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

36 Differences between IFRS and US accounting principles (continued)

				2005
				(as restated
			2006	note 1)
	notes		£m	£m

Shareholders’ equity, as shown in the Group balance sheet – IFRS			(313)	(616)

Adjustments to conform with US GAAP

Intangible assets

Post-retirement benefit asset	(viii	)	–	7

Purchase accounting adjustments	(i), (iv	)	2,238	2,456

Tangible assets

Capitalisation of interest	(iii	)	26	25

Other assets			1	(3)

Inventory provisions			(3)	(7)

Deferred tax asset and tax effect of US GAAP adjustments			(9)	(49)

Financial liabilities	(v	)	109	98

Provisions

Restructuring	(vi	)	1	3

Discounted provisions	(ii	)	(15)	(22)

Post-retirement benefit liability	(viii	)	21	173

Other liabilities			5	3

Deferred tax liability and tax effect of US GAAP adjustments			(8)	(58)

Total US GAAP adjustments			2,366	2,626

Shareholders’ equity – US GAAP			2,053	2,010

Under IFRS, the Group has classified the assets and liabilities of Quest as held for sale in the Group balance sheet (see note 11). Under US GAAP, the disposal of Quest does not meet the criteria of held for sale and consequently the assets and liabilities are not disclosed separately, but presented as part of the balance sheet categories. The effect of applying US GAAP to items other than those directly affecting net income or shareholders’ equity is dealt with in other notes relating to the accounts. The disclosures required by SFAS No. 130 Reporting Comprehensive Income have been made in the Group’s financial statements in the statement of Group recognised income and expense, in note 27 and in the disclosure relating to pensions and other post-retirement benefits (US GAAP) on pages 128 to 131 and transition to SFAS No. 158 on page 130.

Statement of Group cash flow: Basis of preparation
The statement of Group cash flow is prepared in accordance with IAS 7 Cash Flow Statements, the objective and presentation of which is similar to that set out in SFAS No. 95 Statements of Cash Flows. The two statements differ, however, in their definitions of cash and cash equivalents with overdrafts being included under IFRS and excluded under US GAAP.

Notes relating to the differences between IFRS and US accounting principles:
(i) Other intangible assets
At 31 December 2006 under US GAAP, the Group had intangible assets other than goodwill with a gross carrying amount of £270m less accumulated amortisation of £257m. The charge of £27m (2005 £29m; 2004 £36m) relating to other intangible assets is due to an amortisation charge of £27m (2005 £27m; 2004 £29m) and loss on disposal of a business of £nil (2005 £2m; 2004 £7m). The amortisation expense for the five succeeding years is estimated as follows: 2007 £13m, 2008 £nil, 2009 £nil, 2010 £nil and 2011 £nil.

(ii) Discounted provisions
The credit of £7m (2005 £16m credit; 2004 £14m charge) arising on discounted provisions is due to the reversal of the discount unwind (using a discount rate of 5.0%) of £2m (2005 £4m; 2004 £2m) and a release of £5m (2005 £12m release; 2004 £16m increase). The undiscounted provision recognised under US GAAP at 31 December 2006 of £53m is £15m higher than the discounted provision held under IFRS (2005 £22m higher).

(iii) Capitalisation of interest
At 31 December 2006, the Group had capitalised interest with a gross carrying amount of £98m (2005 £100m) less accumulated amortisation of £72m (2005 £75m). The credit relating to capitalised interest of £7m (2005 charge £2m; 2004 charge £4m) is the net of additions in the period of £11m (2005 £3m; 2004 £1m) offset by an amortisation charge of £4m (2005 £5m; 2004 £5m).

126 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

36 Differences between IFRS and US accounting principles (continued)

Notes relating to the differences between IFRS and US accounting principles (continued)

(iv) Goodwill balance under US GAAP

				Regional
		National		and
	Paints	Starch	Quest	Industrial	Total
	£m	£m	£m	£m	£m

At beginning of 2005	486	1,778	547	16	2,827

Additions	5	8	–	–	13

Disposals	–	(2)	–	–	(2)

Exchange adjustments	18	92	22	2	134

At end of 2005	509	1,876	569	18	2,972

Additions	6	1	3	–	10

Disposals and other movements	(11)	–	–	–	(11)

Exchange adjustments	(25)	(181)	(26)	(2)	(234)

At end of 2006	479	1,696	546	16	2,737

Included above is goodwill with a net book value of £512m (2005 £556m; 2004 £516m) recognised under IFRS (£18m classified as held for sale under IFRS).

During the year, the Group changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic Materials. This change reflects a move to global business units during 2006.

In accordance with SFAS No. 142, goodwill was reassigned to reporting units using a relative fair value allocation approach. The National Starch goodwill of £1,696m at 31 December 2006 was reassigned to Adhesives £662m, Specialty Starches £348m, Specialty Polymers £333m and Electronic Materials £353m. In accordance with the accounting policy, goodwill impairment testing was performed at 31 December 2006 based on the new reporting unit structure.

(v) Derivative instruments and hedging activities
The charge of £15m (2005 £2m charge; 2004 £15m charge) under the line item “net investment hedge” represents the reversal of the exchange gain recognised under IFRS on the part of the debt that cannot be hedged. This is recognised directly in reserves under US GAAP, but in the income statement under IFRS. The Group mark-to-market all derivatives under IFRS and US GAAP. The credit of £24m (2005 £25m credit; 2004 £12m charge) relating to the mark-to-market of derivatives represents the movement in the employee share ownership plan (ESOP) forward contracts to purchase own shares that are “out of the money” of £22m (2005 £22m credit; 2004 £10m credit) and an amount of £2m (2005 £3m credit; 2004 £3m credit) representing the partial unwind of transition adjustments for the adoption of SFAS No. 133. In 2004, the Group did not designate any of its derivative instruments as hedges for US GAAP accounting purposes. The income statement reconciliation in 2004 includes a charge of £25m for the adjustment to fair value of the Group’s derivatives (in 2004 the Group took the exemption in IFRS not to adopt IAS 32 and IAS 39 and therefore amounts were accounted for under UK GAAP). The difference in amounts recognised on the balance sheet under IFRS and US GAAP of £109m (2005 £98m) under the heading “Financial liabilities” include the reduction in liabilities relating to ESOP forward contracts of £96m (2005 £87m) and transition adjustments of £1m (2005 £3m) relating to the adoption of SFAS No. 133 (additional liability) and a reduction in liabilities of £14m (2005 £14m) upon adoption of IAS 39.

(vi) Restructuring costs
The charge of £2m (2005 £3m credit) relating to restructuring arises from the difference in employee termination.

In 2003, the Group undertook a series of restructuring programmes to improve cost effectiveness across each of its business segments. A charge of £201m was recognised under UK GAAP of which £48m related to asset write-downs. The asset write-downs related to assets to be abandoned and were recognised in connection with FRS 11 since the carrying value of the assets exceeded the recoverable amount. In making the assessment of recoverable amount under UK GAAP decisions were made on an individual asset basis. Under US GAAP, as the assets formed part of larger, profitable cash generating units, no impairment was recognised. However, the remaining lives of the assets were adjusted and the charge of £47m in the 2004 UK GAAP and IFRS to US GAAP reconciliations represented the “catch up” accelerated depreciation under US GAAP. Under the exemptions provided in IFRS 1 paragraphs 16 and 17, the fixed asset values were included at the date of transition to IFRS at the impaired UK GAAP value resulting in the GAAP difference in the 2004 IFRS to US GAAP income statement reconciliation.

(vii) Inventory write-down
The credit of £3m (2005 £7m charge; 2004 £nil) represents the net of amounts reinstated at the prior year end and utilised the current period and reinstatement of inventory write-downs recognised under IFRS in the current period.

www.ici.com	ICI Annual Report and Accounts 2006 127

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

36 Differences between IFRS and US accounting principles (continued)

Notes relating to the difference between IFRS and US accounting principles (continued)

(viii) Pensions and other post-retirement benefits – US GAAP
For the purposes of the disclosure in accordance with US GAAP, the financial information relating to pensions and other post-retirement benefits has been presented in accordance with the requirements of SFAS No. 158 Employers’ Accounting for Defined Benefit and Other Post-retirement Plans, SFAS No. 87 Accounting for Pensions, SFAS No. 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, SFAS No. 112 Employers’ Accounting for Post-employment Benefits, SFAS No. 106 Employers’ Accounting for Post-retirement Benefits other than Pensions and SFAS No. 132(R) Employers’ Disclosures about Pensions and Other Post-retirement Benefits. Prior to 2005, this information was based on the Group’s major defined benefit schemes. As a result of the transition from UK GAAP to IFRS, and to provide a more complete presentation, the Group collected information on all the Group’s defined benefit schemes worldwide from 1 January 2004 under IFRS. This extended data population has been included under US GAAP from 1 January 2005. Full accounting valuations as at 31 December are obtained each year under US GAAP.

Assumptions
Assumed weighted average discount rates and rates of increase in remuneration used in calculating benefit obligations together with long-term rates of return on plan assets used in the Group’s pension plans for SFAS No. 87 purposes are shown in the table below, together with the assumptions relating to other post-retirement benefit plans for SFAS No. 106.

	Pension plans			Other post-retirement plans

	2006	2005	2004	2006	2005	2004
	%	%	%	%	%	%

Weighted average assumptions used to determine benefit obligations at 31 December

Discount rate	5.1	4.8	5.3	5.7	5.3	5.8

Long-term rate of increase in remuneration	4.4	4.2	3.9	4.2	3.6	3.3

Weighted average assumptions used to determine net cost for year

Discount rate	4.8	5.3	5.4	5.3	5.8	6.2

Expected long-term rate of return on assets	5.8	5.8	5.9

Long-term rate increase in remuneration	4.2	3.9	3.9

Assumed healthcare cost trend rates at 31 December

Healthcare cost trend rate assumed for next year				9.0	9.0	9.7

Rate that cost trend gradually declines to				4.9	4.5	4.3

Year that rate reaches the rate it is assumed to remain at				2011	2011	2010

Components of net periodic benefit cost
The net periodic benefit cost under SFAS No. 87 and SFAS No. 88 for the Group’s pension benefit plans, and under SFAS No. 106 in respect of other post-retirement benefit plans, comprised:

	Pension plans			Other post-retirement plans

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Components of net periodic benefit cost

Service cost	63	62	73	4	5	3

Interest cost	443	440	432	8	11	12

Expected return on plan assets for period	(431)	(413)	(421)	–	–	–

Amortisation of prior service cost	(1)	(1)	7	(6)	(2)	(1)

Amortisation of unrecognised transition obligation	–	–	1	–	–	–

Amortisation of net actuarial loss (gain)	153	68	39	3	2	2

Recognised on termination/curtailment/settlement benefits	(43)	(2)	(6)	(16)	–	(2)

Net periodic benefit cost	184	154	125	(7)	16	14

Total amount credited to IFRS income statement £14m resulting in a GAAP difference of £191m. This is presented as £164m within post-retirement expense and £27m in disposal of businesses.

There are no charges in 2005 or 2006 for contractual terminations included in net periodic benefit costs, which are included within the relevant IFRS statutory headings.

The healthcare cost trend has a significant effect on the amounts reported. For the Group, increasing the assumed healthcare cost rates by 1% in every year would increase the accumulated post-retirement benefit obligation as of 31 December 2006 by £4m (2005 £7m) and the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for the year ended 31 December 2006 by £nil (2005 £1m).

128 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

36 Differences between IFRS and US accounting principles (continued)

(viii) Pensions and other post-retirement benefits – US GAAP (continued)

Other comprehensive income

	2006	2005	2004
	£m	£m	£m

Amounts included in other comprehensive income (arising from change in additional
minimum pension liability recognised) before application of SFAS No. 158	(204)	488	9

Amount included in other comprehensive income on application of SFAS No. 158	122	–	–

Taxation	(2)	(26)	(6)

	(84)	462	3

Obligations and funded status
The funded status of the Group’s post-retirement defined benefit pension plans and other post-retirement benefit plans, covering both continuing and discontinued operations, under SFAS No. 87 and SFAS No. 106 is as follows:

	Pension plans			Other post-retirement plans
	at 31 December			at 31 December

	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m

Change in benefit obligation

Benefit obligation at beginning of year – major plans	n/a	8,363	8,186	n/a	215	198

Increase in reported population – minor plans recognised at 1 January 2005	n/a	206		n/a	37

Benefit obligation at beginning of year	9,680	8,569	8,186	202	252	198

Service cost	63	62	73	4	5	3

Interest cost	443	440	432	8	11	12

Participants’ contributions	1	4	4	–	–	–

Plan amendments	(2)	(23)	(1)	(9)	(63)	(3)

Actuarial loss (gain)	(94)	1,130	274	(11)	(10)	34

Divestitures	–	(13)	(19)	–	(1)	–

Curtailments	(7)	–	–	–	(12)	–

Settlements	(190)	(23)	(21)	(9)	–	(3)

Business combinations	–	–	2	–	–	–

Benefit payments	(594)	(541)	(521)	(17)	(13)	(13)

Special termination benefits	9	–	–	–	–	–

Exchange	(111)	75	(46)	(24)	33	(13)

Benefit obligation at end of year	9,198	9,680	8,363	144	202	215

Change in plan assets

Fair value of plan assets at beginning of year – major plans	n/a	7,564	7,343	n/a	5	6

Increase in reported population – minor plans recognised at 1 January 2005	n/a	82		n/a	–

Fair value of plan assets at beginning of year	8,204	7,646	7,343	5	5	6

Actual return on plan assets	390	908	639	–	–	–

Business combinations	–	–	2	–	–	–

Divestitures	–	(8)	(11)		–	–

Settlements	(111)	(15)	(14)		–	–

Employers’ contributions	235	152	153	17	13	12

Participants’ contributions	1	4	4	–	–	–

Benefit payments	(594)	(541)	(521)	(17)	(13)	(13)

Exchange	(71)	58	(31)	(1)	–	–

Fair value of plan assets at end of year	8,054	8,204	7,564	4	5	5

Funded status

Funded status at end of year	(1,144)	(1,476)	(799)	(140)	(197)	(210)

Unrecognised net actuarial loss (gain)		1,343	845		52	54

Unrecognised transition amount		–	8		–	–

Unrecognised prior service cost		(20)	7		(67)	(4)

Net amount recognised		(153)	61		(212)	(160)

Prepaid benefit cost		7	18		–	–

Accrued benefit cost		(1,320)	(639)		(212)	(160)

Intangible assets		7	17		–	–

Accumulated other comprehensive income		1,153	665		–	–

Net amount recognised		(153)	61		(212)	(160)

www.ici.com	ICI Annual Review 2006 129

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

36 Differences between IFRS and US accounting principles (continued)

(viii) Pensions and other post-retirement benefits – US GAAP (continued)

	Pension benefits
	at 31 December

	2006	2005
	£m	£m

Supplementary analysis of pension plans

All plans

Accumulated benefit obligation	9,047	9,513

Pension plans with an accumulated benefit obligation in excess of plan assets

Projected benefit obligation	8,954	9,666

Accumulated benefit obligation	8,815	9,476

Fair value of plan assets	7,800	8,159

Asset allocations
	Pension benefits
	at 31 December

	2006	2005
	%	%

Equity securities	15	18

Debt securities	80	78

Other assets	5	4

	100	100

Transition adjustments at 31 December 2006 in relation to the adoption of SFAS No. 158

	Pension plans

	Before		After
	application		application
	of SFAS		of SFAS
	No. 158 at		No. 158 at
	31 Dec	Adjustments	31 Dec

	2006	2006	2006
	£m	£m	£m

Prepaid benefit cost	15	(3)	12

Accrued benefit cost	(1,019)	(137)	(1,156)

Intangible asset	6	(6)	–

Net pension (liability)	(998)	(146)	(1,144)

Accumulated other comprehensive income	(949)	(146)	(1,095)

Net amount recognised in retained earnings	(49)	–	(49)

Effect on stockholders equity (gross of tax effects)	(998)	(146)	(1,144)

On transition to SFAS No. 158 an additional deferred tax asset of £25m was recognised in relation to pension plans. This was offset in accumulated other comprehensive income.

	Other post-retirement plans

	Before		After
	application		application
	of SFAS		of SFAS
	No. 158 at		No. 158 at
	31 Dec	Adjustments	31 Dec

	2006	2006	2006
	£m	£m	£m

Prepaid benefit cost	–	–	–

Accrued benefit cost	(164)	24	(140)

Intangible asset	–	–	–

Net pension (liability) asset	(164)	24	(140)

Accumulated other comprehensive income	–	24	24

Net amount recognised in retained earnings	(164)	–	(164)

Effect on stockholders equity (gross of tax effects)	(164)	24	(140)

On transition to SFAS No. 158 the deferred tax asset was reduced by £5m, this was offset in accumulated other comprehensive income.

130 ICI Annual Review 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

36 Differences between IFRS and US accounting principles (continued)

(viii) Pensions and other post-retirement benefits – US GAAP (continued)

Components of accumulated other comprehensive income

		Other post-
	Pension	retirement
	plans	plans at
	31 Dec	31 Dec

	2006	2006
	£m	£m

Net prior service cost	12	58

Net actuarial (loss)	(1,107)	(34)

Accumulated other comprehensive income at 31 December 2006	(1,095)	24

Amortisation expected to be recognised in pension cost during next fiscal year

		Other post-
	Pension	retirement
	plans	plans

	2007	2007
	£m	£m

Net prior service cost	–	6

Net actuarial (loss) gain	(122)	(3)

	(122)	3

37 Critical accounting policies, judgments and estimates

The Group’s main accounting policies affecting its results of operations and financial condition are set out on pages 60 to 63. Judgments and assumptions have been required by management in applying the Group’s accounting policies in many areas. Actual results may differ from the estimates calculated using these judgments and assumptions. Key sources of estimation uncertainty and critical accounting judgments are as follows:

Disposal provisions
As at 31 December 2006, the Group had disposal provisions of £317m. These disposal provisions have arisen as a result of the reshaping of the Group’s portfolio of businesses and include amounts relating to long-term residual obligations such as legacy management, pension administration, environmental costs and direct disposal costs such as termination costs, transaction costs and separation costs. The initial determination of the size of these provisions, and the subsequent timing and amounts of the expenditure in relation to these provisions, is inherently difficult to estimate and is based on best management judgment at the time. The provisions are regularly reviewed in the light of the most current information available.

Post-retirement benefits
The Group operates a number of defined benefit retirement plans. The Group’s total obligation in respect of defined benefit plans totals £9.3bn, plan assets total £8.0bn, giving a net deficit position of £1.3bn for the Group.

Assumptions
Key financial assumptions are set and agreed based on advice from independent, qualified actuaries on an annual basis in respect of all the Group’s major defined benefit plans. These assumptions are then used to calculate the present value of the defined benefit obligation for each plan. Appropriate discount rates to be used are derived from selected indices of high quality corporate bonds in each of the countries relevant to those plans, having regard to the average duration of the pension plan liabilities. Long-term rates of return on plan assets are agreed after consideration of trends and recent experience with the fund investment managers and the actuaries. The weighted average rate of return calculation takes account of any planned changes in the investment portfolio.

The price inflation assumption is derived, for the most significant component of the calculation (i.e. that relating to the UK funds) from published Bank of England inflation curves. The long-term rate of increase of future earnings is based on discussions within the operating businesses in each country, also taking account of recent experience. Increases in pension payments are based on local legislation or scheme requirements.

Mortality and longevity assumptions are set and agreed based on advice from the actuaries with regard to the demographics of each scheme. In respect of the ICI UK Pension Fund, which represented 82% of the total Group’s defined benefit pension obligations at the end of 2006, the mortality assumptions are formally reviewed at least every 3 years. The current assumptions are disclosed in note 26 on pages 103 and 104. This disclosure shows the mortality table used together with a table showing the expected age at death of an average member retiring at the current date compared with one retiring in ten years time, in order to communicate the impact of assumed improvements in longevity. The other material assumptions are those concerning healthcare cost trend rates and these are also disclosed in note 26 on page 104.

Average remaining life expectancy and remaining service assumptions are based on demographic assumptions reflecting the Group’s pension plan populations, as advised by the actuaries. These are considered annually as part of the accounting valuations but tend to be revised less frequently based on whether a change in mortality table is considered appropriate during a full fund valuation.

The size of the total obligation is sensitive to actuarial assumptions. These include demographic assumptions covering mortality and longevity, and economic assumptions covering price and medical costs inflation, benefit and salary increase rates together with the discount rate used. A 0.1% decrease in the discount rate would increase the Group’s total obligation in respect of defined benefit plans by approximately £125m, and, independently, a 0.1% decrease in the inflation rate would decrease the Group’s total obligation in respect of defined benefit plans by approximately £99m, with all other assumptions unchanged. As required under IAS19 Employee Benefits, the sensitivity of a 1% change in the healthcare cost trend rate on service and interest cost, as well as on the defined benefit obligation, is shown in note 26.

www.ici.com	ICI Annual Review 2006 131

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Group accounts continued

Asset returns
Actual rates of return on assets will vary from the expected rates of return used to calculate the post-retirement benefit finance income. A comparison between the expected and actual long-term rates of return is disclosed in note 26, showing the actual less expected return on plan assets and reimbursement rights separately, in both absolute and percentage terms.

Contributions
The regular Company contributions to pension funds relating to active members of the funds are expected to be broadly in the range of £90-120m each year, subject to changes in contribution rates determined from updated actuarial assumptions, changes in numbers of employees and the numbers of early retirements.

In addition, recurring contributions are required to address funding shortfalls and in particular, as a result of the most recent funding valuation of the ICI UK Pension Fund, additional “top-up” contributions in respect of the funding deficit will be made at £122m per year for three years from 2007 to 2009, and £62m per year for five years from 2010 to 2014; and for the ICI UK Specialty Chemicals Fund, “top–up” contributions are recurring at £12m per year over the ten year period from 2006 to 2015. These contributions are subject to review at the triennial funding valuations for both funds, and could vary up or down depending on the outcomes of those valuations. Additionally, as a consequence of the Uniqema divestment, contributions totalling £48m will be made to the ICI UK Specialty Chemical Fund and the ICI UK Pension Fund and, as a consequence of the sale of the Quest business, the Company is expected to make a contribution to the ICI UK Specialty Chemicals Pension Fund of approximately £65m and a contribution to the ICI UK Pension Fund of approximately £138m.

Taxation
Provisions for tax contingencies require management to make judgments and estimates in relation to tax issues and exposures. Amounts provided are based on management’s interpretation of country specific tax law and the likelihood of settlement. In arriving at this position, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of full disclosure to any relevant taxing authority and potential settlement through negotiation and/or litigation. All such provisions are included in current tax liabilities.

The material tax provisions are discussed below:

The current tax liability of £217m (2005 £360m) represents the amount of income taxes payable in respect of current and prior periods. It includes total provisions for uncertain tax positions of £148m (2005 £248m). These exposures, where significant, arise principally in the UK, US and Australian jurisdictions where the Group conducts or conducted the major part of its business, where its principal assets are or were located and from where its major shareholding investments are or were held. Lesser exposures exist in a number of other jurisdictions including the Netherlands, Pakistan, France, Germany, Spain, Italy, Belgium and Mexico.

Over the past nine years, the Group has established a portfolio of specialty chemicals and coatings businesses through a number of acquisitions and disposals. Since 1997, the Group has bought and sold businesses worth in excess of £12bn. Consequent on these disposals and acquisitions the Group has also undertaken substantial internal restructuring both of its holding structure and business models. As a result of this activity, a number of potential tax exposures have arisen. In addition, the Group faces a number of potential transfer pricing issues in jurisdictions around the world. The Group also faces exposures relating to relief from double taxation and foreign tax credits, country specific technical issues and a number of other exposures. The issues are often complex and can require many years to resolve. Further details on these exposures and the relevant provisions are included in note 22.

The Group has significant unrecognised deferred tax assets. Gross deferred tax assets of £894m have been reduced by deferred tax liabilities of £172m arising on taxable temporary differences. The remaining potential deferred tax assets of £722m have been reduced by valuation allowances of £486m and reclassification of £7m to assets held for sale, giving recognised deferred tax assets of £229m. The calculation of these valuation allowances involves considerable management judgment as to the likelihood of realisation of these deferred tax assets. The jurisdiction most impacted is the UK, where large amounts of potential deferred tax assets arise due to a combination of post-retirement benefit liabilities and operating losses, but only £78m of deferred tax assets are recognised. Other jurisdictions where uncertainties have caused unrecognised deferred tax assets include in particular the USA, and to a lesser extent the Netherlands, Germany, Spain and Canada.

Management’s judgment on the requirement for valuation allowances is based on a number of factors, which seek to assess the expectation that the benefit of deferred tax assets will be realised. In a number of jurisdictions (UK, Netherlands, Germany, Spain, Canada and the USA) there are insufficient taxable temporary timing differences to allow recognition of these assets and either forecasts in these jurisdictions show recurring taxable losses or our forecasts do not indicate that it is probable that there will be sufficient taxable profits in future periods to support full recognition. In assessing the sufficiency of future taxable income the Group takes account of tax planning strategies which it believes to be prudent and appropriate.

Both recognition and non-recognition of deferred tax assets are dependent on an ongoing review by management of assumptions in forecasting future profits and trading conditions. Changes in conditions may lead to both increases or decreases in forecast profits and in such circumstances continued or increased recognition of deferred tax assets will be reviewed.

Further detail on the Group’s deferred taxation position is included in note 17.

Contingent liabilities
The Group is exposed to a variety of events which might result in liabilities arising. No provision has been made for these contingent liabilities since either the obligations have been evaluated as “possible” and their existence will be confirmed by uncertain future events, or they have not been recognised because either a transfer of economic benefits is not “probable” or the amount cannot be measured with sufficient reliability. Details of the Group’s contingent liabilities are set out in note 33.

Goodwill
The Group has capitalised goodwill under US GAAP of £2.7bn at 31 December 2006. Goodwill is required to be tested for impairment at least annually or more frequently if changes in circumstances or the occurrence of events indicated potential impairment exists. The Company uses the present value of future cash flows to determine implied fair value. In calculating the implied fair value, significant management judgment is required in forecasting cash flows of the reporting unit, in estimating terminal growth values and in selecting an appropriate discount rate. If alternative management judgments were adopted then different impairment outcomes could result.

No impairment resulted from the annual impairment test in 2006.

The headroom in the annual impairment test under US GAAP for the Paints North America reporting unit was £290m (total US GAAP goodwill of £145m at 31 December 2006); a 1% increase in the discount rate applied would have resulted in a £60m reduction in the headroom.

132 ICI Annual Review 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Principal subsidiary undertakings
at 31 December 2006

	Class of	Held by ICI		Principal activities in 2006
	capital	%
UNITED KINGDOM
ICI Finance PLC England	Ordinary	100	†	Financial services

J P McDougall & Co Limited England	Ordinary	100	†	Merchanting of paints, wall coverings and allied products

National Starch & Chemical Ltd England	Ordinary	100	†	Manufacture of adhesives, electronic materials, specialty starches and specialty polymers

Quest International Flavours and Fragrances Limitedø England	Ordinary	100	†	Manufacture of flavours and fragrances
CONTINENTAL EUROPE
Deutsche ICI GmbH Germany	Ordinary	100	†	Manufacture of paints and adhesives

Elotex AG Switzerland	Ordinary	100	†	Manufacture of redispersible emulsion powder polymers

Quest International Nederland BVø The Netherlands	Ordinary	100	†	Manufacture of flavours
THE AMERICAS
ICI American Holdings Inc USA	Common	100	†	Holding company

The Glidden Company USA	Common	100	†	Manufacture of paints

Indopco Inc USA	Common	100	†	Manufacture of adhesives, specialty starches, electronic materials, resins and other specialty polymers

Quest International Flavours and Fragrances Incø	Common	100	†	Manufacture of flavours and fragrances
USA

ICI Canada Inc Canada	Common	100	†	Manufacture of paints; merchanting of ICI and other products

Tintas Coral Ltda	Ordinary	100	†	Manufacture of paints
Brazil
ASIA PACIFIC
ICI India Ltd India (Accounting date 31 March; reporting date 31 December)	Equity*	51		Manufacture of paints and adhesives

ICI Pakistan Limited Pakistan	Ordinary*	76	†	Manufacture of polyester staple fibre, soda ash, paints, specialty chemicals, sodium bicarbonate and polyurethanes; marketing of seeds, toll manufactured and imported pharmaceuticals and animal health products; merchanting of general chemicals

Pakistan PTA Limited Pakistan	Ordinary*	75	†	Manufacture of pure terephthalic acid

National Starch and Chemical (Thailand) Ltd Thailand	Ordinary	100	†	Manufacture of specialty starches and adhesives

Nippon NSC Ltd Japan	Common	100	†	Manufacture of adhesives and specialty polymers; merchanting of specialty starches

*	Listed.
†	Held by subsidiaries.
ø	These subsidiary undertakings are included as part of the disposal of the Quest business announced in the fourth quarter 2006.

The country of principal operations and registration or incorporation is stated below each company. The accounting dates of the principal subsidiary undertakings are 31 December unless otherwise stated.

The companies listed above are those whose results, in the opinion of the Directors, principally affected the profits or net assets of the Group. A full list of subsidiary and associated undertakings at 31 December will be annexed to the next annual return of the Company to be filed with the Registrar of Companies.

www.ici.com	ICI Annual Review 2006 133

Back to Contents
Back to Accounts Contents

Accounts

Independent auditor’s report to the Members of Imperial Chemical Industries PLC

We have audited the parent company accounts of Imperial Chemical Industries PLC for the year ended 31 December 2006 which comprise the balance sheet and the related notes. These parent company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration report that is described as having been audited.

We have reported separately on the Group accounts of Imperial Chemical Industries PLC for the year ended 31 December 2006.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration report and the parent company accounts in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors’ responsibilities on page 57.

Our responsibility is to audit the parent company accounts and the part of the Directors’ Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company accounts give a true and fair view and whether the parent company accounts and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors’ report is consistent with the parent company accounts. In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited parent company accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company accounts and the part of the Directors’ Remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company accounts, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company accounts and the part of the Directors’ Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company accounts and the part of the Directors’ Remuneration report to be audited.

Opinion
In our opinion:

•	the parent company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 31 December 2006;

•	the parent company accounts and the part of the Directors’ Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and

•	the information given in the Directors’ report is consistent with the parent company accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

22 February 2007

134 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Company accounting policies

As used in the financial statements and related notes, the term ‘Company’ refers to Imperial Chemical Industries PLC. The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by the Act, the separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”).

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below. By virtue of Section 230 of the Companies Act 1985, the Company is exempt from presenting a profit and loss account. The Company has taken the exemption not to prepare a cash flow statement under the terms of FRS 1 (Revised 1996) Cash Flow Statements.

The following paragraphs describe the main accounting policies. These policies have been consistently applied to all the years presented.

Turnover
Turnover represents the fair value of consideration received and receivable for goods supplied to customers after deducting sales allowances, rebates and value added taxes. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to the customer, the revenue can be measured reliably and collectability is reasonably assured.

Depreciation
The Company’s policy is to write off the book value of each tangible fixed asset excluding land to its residual value evenly over its estimated remaining life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy, the lives approximate to 32 years for buildings and 14 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. No depreciation has been provided on land. Impairment reviews are performed where there is an indication of potential impairment. If the carrying value of an asset exceeds the higher of the discounted estimated future cash flows and net realisable value, the impairment is charged to the profit and loss account.

Retirement benefits
Retirement benefits are accounted for under FRS 17 Retirement Benefits. The Company operates defined contribution and benefit schemes for its employees. The Company is unable to identify its share of assets of the underlying assets and liabilities of its defined benefit schemes. In accordance with FRS 17, the Company accounts for them as though they were defined contribution schemes.

Research and development
Research and development expenditure is charged to profit in the year in which it is incurred.

Foreign currencies
Assets and liabilities are translated at exchange rates ruling at the date of the Company balance sheet. Exchange differences on foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other balances are taken to operating profit.

Financial derivatives
Financial instruments are reported in accordance with FRS 26 Financial Instruments: Recognition and Measurement. The accounting policies are presented below.

Financial derivatives
The Company uses various derivative financial instruments to manage exposure to foreign exchange risks. The Company does not use derivative financial instruments for speculative purposes.

Hedge accounting
The accounting for the Company’s various hedging activities are detailed below:

Transaction exposure hedging
Forward currency contracts hedging transaction exposures are fair valued through the income statement. No hedge accounting is applied.

Cash flow hedging
Derivatives used to economically hedge the currency risks associated with forecast cash flows are fair valued through the income statement. Where these derivatives form part of designated, effective cash flow hedges, the portion of the gain or loss that is determined to be an effective hedge in terms of FRS 26 Financial Instruments: Recognition and Measurement is recognised directly in equity as a separate component of reserves. Amounts that have been recognised directly in equity are recognised in the income statement in the same period or periods during which the hedged forecast transaction impacts the income statement.

Discontinuance of hedge accounting
Hedge accounting is discontinued prospectively when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At the time, the following accounting treatment will be adopted:

Fair value hedges
Any fair value adjustment made to the carrying amount of the hedged item, as a consequence of the fair value hedge relationship, shall be amortised to profit or loss through the income statement over the remaining life of the hedged item.

Cash flow hedges
Any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period through the income statement.

Investments
Investments are held at cost less provisions for impairment.

Operating leases
The cost of operating leases is charged on the straight line basis over the period of the lease.

Taxation
Full provision for deferred tax is made for timing differences between the recognition of gains and losses in the financial statements and their recognition in the tax computation, using current tax rates except as otherwise required by FRS 19 Deferred Tax. The Company does not discount these balances. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

Stock valuation
Finished goods, raw materials and other stocks are stated at the lower of cost and net realisable value. The first in, first out or an average cost method of valuation is used. In determining cost for stock valuation purposes, depreciation is included but selling expenses and certain overhead expenses are excluded.

Environmental liabilities
The Company is exposed to environmental liabilities relating primarily to its past operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

www.ici.com	ICI Annual Report and Accounts 2006 135

Back to Contents
Back to Accounts Contents

Accounts

Company accounting policies continued

Disposal provisions
The Company is exposed to certain liabilities when businesses are divested and disposal provisions are created as part of the gain or loss on disposal calculation. Typical costs include pension liabilities, environmental costs, transaction costs and separation costs. Provisions are only established when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The Company reviews its disposal provisions regularly to determine whether they accurately reflect the present obligations of the Company based on the latest available facts.

Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence of one or more uncertain future events not wholly within the Company’s control or are present obligations arising from past events that are not recognised as it is not probable a transfer of economic benefits will occur or the amount cannot be measured with sufficient certainty. The Company reviews its obligations regularly.

Share-based payments
The Company has applied the requirements of FRS 20 Share-based Payment and has elected not to adopt the exemption to apply FRS 20 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of adoption to maintain consistency across reporting periods.

The Company issues equity settled share-based payments to certain employees. Equity settled share-based payments are measured at fair value at grant date. Fair value is measured using the Black-Scholes model, taking into account the terms and conditions upon which the instruments were granted, excluding the impact of any non-market vesting conditions.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted and the number of equity instruments which eventually vest. At each balance sheet date, the Company revises its estimates in respect of non market conditions of the number of equity instruments that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

136 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

Company balance sheet
at 31 December 2006

		2006	2005
	notes	£m	£m

Assets employed

Fixed assets

Tangible assets	(ii)	56	61

Investments

Subsidiary undertakings	(iii)	11,965	12,710

Participating and other interests	(iv)	1	1

		12,022	12,772

Current assets

Stocks	(v)	37	31

Debtors	(vi)	3,355	2,627

Cash		11	12

		3,403	2,670

Total assets		15,425	15,442

Creditors due within one year

Other creditors	(vii)	(8,311)	(7,641)

Net current (liabilities)		(4,908)	(4,971)

Total assets less current liabilities		7,114	7,801

Financed by

Creditors due after more than one year

Loans	(viii)	20	23

Other creditors	(vii)	2,390	3,085

		2,410	3,108

Provisions for liabilities	(ix)	126	81

Shareholders’ funds – equity

Called-up share capital	(xi)	1,193	1,192

Share premium account		936	934

Profit and loss account		2,449	2,486

Total shareholders’ funds		4,578	4,612

		7,114	7,801

See accompanying notes to parent company financial statements.

The accounts on pages 135 to 144 were authorised for issue by the Board of Directors on 22 February 2007 and were signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

www.ici.com	ICI Annual Report and Accounts 2006 137

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Company accounts

(i) Basis of presentation
The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by the Act, the separate financial statements have been prepared in accordance with UK Generally Accepted Accounting Principals (“UK GAAP”). The accounting policies under UK GAAP are presented on pages 135 to 136.

A list of principal subsidiary undertakings is presented on page 133.

Implementation of UK Accounting Standards
New accounting standards

The following standards issued by the ASB came into effect during the year:

Amendment to FRS 23 Net Investment in a Foreign Operation
In December 2005, the ASB issued an amendment to FRS 23 in respect of an entity’s investment in foreign operations. This replicates the amendment to IAS 21 that the Group has adopted in its 2006 consolidated financial statements. The amendment is effective for accounting periods beginning on or after 1 January 2006.

FRS 28 Corresponding Amounts
FRS 28 sets out the requirements for the disclosure of corresponding amounts for items shown in a company’s primary financial statements and notes to the financial statements.

The adoption of the above standards did not have a significant effect on the results or financial position of the Company.

The following standards issued by the ASB only become effective for periods after 31 December 2006:

Amendment to FRS 17 Retirement Benefits (effective for periods beginning on or after 6 April 2007)

Amendment to FRS 26 Financial Instruments: Measurement – Recognition and Derecognition (effective for periods commencing on or after 1 January 2007)

FRS 29 Financial Instruments: Disclosures (effective for periods beginning on or after 1 January 2007)

UITF Abstract 42 Reassessment of Embedded Derivatives (should be adopted in financial statements related to accounting periods beginning on or after 1 June 2006)

UITF Abstract 41 Scope of FRS 20 (IFRS 2) (effective for periods beginning on or after 1 May 2006)

The Company is currently assessing the impact of these standards, which are not yet effective.

138 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

(ii) Tangible assets
			Payments on
			accounts and
			assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost

At beginning of year	31	193	7	231

Capital expenditure			6	6

Transfers of assets into use		6	(6)	–

Disposals and other movements	(1)	(5)	–	(6)

At end of year	30	194	7	231

Depreciation

At beginning of year	17	153	–	170

Charge for year		11		11

Disposals and other movements	(1)	(5)		(6)

At end of year	16	159	–	175

Net book value at end 2006	14	35	7	56

Net book value at end 2005	14	40	7	61

Analysis of land and buildings
	2006	2005
	£m	£m

The net book value of land and buildings comprises:

Freeholds	4	4

Long leases (over 50 years unexpired)	–	–

Short leases	10	10

	14	14

(iii) Investments in subsidiary undertakings
	Shares	Loans	Total
	£m	£m	£m

Cost

At beginning of year	3,886	8,899	12,785

New investments/new loans	345	281	626

Disposals/loans repaid/transfers	(9)	(1,212)	(1,221)

Exchange adjustments	(5)	(70)	(75)

At end of year	4,217	7,898	12,115

Provisions

At beginning of year	(74)	(1)	(75)

Amounts written off investments	(86)	–	(86)

Exchange adjustments	4		4

Disposals and other movements	7	–	7

At end of year	(149)	(1)	(150)

Balance sheet value at end 2006	4,068	7,897	11,965

Balance sheet value at end 2005	3,812	8,898	12,710

The carrying value of investment in Ergon Investments UK Limited has been reassessed during the period and a charge of £86m has been taken. In the opinion of the Directors, the value of investments in subsidiary undertakings is not less than the amount at which they are stated in the balance sheet.

	2006	2005
	£m	£m

Shares in subsidiary undertakings which are listed investments

Balance sheet value	4	4

Market value	103	95

The Company’s investments in its subsidiary undertakings consist of either equity or long-term loans, or both. Normal trading balances are included in either debtors or creditors. Information on principal subsidiary undertakings is given on page 133.

www.ici.com	ICI Annual Report and Accounts 2006 139

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Company accounts continued

(iv) Investments in participating and other interests
Other
shares
£m

Cost

At the beginning and end of year	2

Provisions

At the beginning and end of year	(1)

Balance sheet value at end 2006	1

Balance sheet value at end 2005	1

(v) Stocks
	2006	2005
	£m	£m

Raw materials and consumables	7	5

Stocks in process	–	–

Finished goods and goods for resale	30	26

	37	31

(vi) Debtors
	2006	2005
	£m	£m

Amounts due within one year

Trade debtors	–	–

Less: amounts set aside for doubtful accounts	–	–

	–	–

Amounts owed by subsidiary undertakings	3,317	2,612

Other prepayments and accrued income	8	10

Deferred tax assets	2	–

Other debtors	15	5

	3,342	2,627

Amounts due after more than one year

Deferred tax assets	13	–

Total debtors	3,355	2,627

The Company has also provided an asset-backed guarantee, via a wholly owned subsidiary, ICI Receivables Funding Ltd (“the SPV”) specifically incorporated to provide the guarantee, for £250m to support its commitments for the ICI Pension Fund (see note 34 relating to the Group accounts). The asset-backed guarantee is secured by way of fixed and floating charges over the trade debtors of certain Group companies, which have been assigned to the SPV. At 31 December 2006, £41m of the Company’s gross trade debtors (2005 £41m) were assigned to the SPV.

140 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

(vii) Other creditors
	2006	2005
	£m	£m

Amounts due within one year

Trade creditors	77	63

Amounts owed to subsidiary undertakings	8,068	7,336

Corporate taxation	100	187

Accruals	34	28

Other creditors	32	27

	8,311	7,641

Amounts due after more than one year

Amounts owed to subsidiary undertakings	2,385	3,074

Other creditors	5	11

	2,390	3,085

(viii) Loans
	Repayment	2006	2005
	dates	£m	£m

Unsecured loans

US dollars

Variable rate medium-term notes	2010	20	23

Total unsecured		20	23

	2006	2005
	£m	£m

Loan maturities

Loans or instalments thereof are repayable:

After 5 years from balance sheet date	–	–

From 2 to 5 years	20	23

From 1 to 2 years	–	–

Total due after more than one year	20	23

Total due within one year	–	–

Total loans	20	23

Aggregate amount of loans any instalment of which falls due after 5 years	–	–

(ix) Provisions for liabilities
	Deferred	Disposal	Restructuring	Other
	taxation	provisions	provisions	provisions	Total
	£m	£m	£m	£m	£m

At beginning of 2006	13	58	4	6	81

Profit and loss account	(28)	19	18	60	69

Net amounts paid or becoming payable		(30)	(9)	–	(39)

Transfer to debtors	15				15

At end of 2006	–	47	13	66	126

www.ici.com	ICI Annual Report and Accounts 2006 141

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Company accounts continued

Disposal and legacy provisions
Divestment provisions relate to long-term residual activities principally relating to pension administration and environmental costs. The nature of these provisions is such that expenditure is expected to occur over the period from 2007 to at least 2030.

Restructuring provisions
In 2006, the Group initiated an extensive new restructuring and transformation programme. This programme will include a number of key activities:

•	separate projects to integrate many of ICI’s Human Resource and Finance activities across the Group;

•	manufacturing plant improvement and plant network restructuring activities to create significant further efficiencies and supply chain performance improvements;

•	improvement in sales force effectiveness and customer service projects across ICI; and

•	general efficiency and overhead reduction initiatives.

Other provisions
Other provisions relate to a fine of €91.4m (£62m) imposed by the European Commission relating to ICI’s ownership of ICI Acrylics, which has been provided for in full.

(x) Deferred tax
	2006	2005
	£m	£m

Deferred tax liabilities

UK fixed assets/other	(3)	(22)

	(3)	(22)

Deferred tax assets

Restructuring provisions/business provisions/other	18	9

	15	(13)

Deferred tax assets (liabilities) accounted for at the balance sheet date

Analysed as:

Current	2	(4)

Non-current	13	(9)

	15	(13)

(xi) Called-up share capital
		Allotted
		called-up
		and fully
	Authorised	paid
	£m	£m

Ordinary Shares of £1 each

At beginning of 2005	1,400	1,191

Employee share option schemes – options exercised		1

At end of 2005	1,400	1,192

Employee share option schemes – options exercised		1

At end of 2006	1,400	1,193

142 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Accounts

(xii) Share capital and reserves
		Share	Profit
	Share	premium	and loss
	capital	account	account	Total
	£m	£m	£m	£m

At 1 January 2006	1,192	934	2,486	4,612

Net profit for the year			57	57

Dividends			(96)	(96)

Share-based payments			2	2

Shares issued/rights issue	1	2		3

At 31 December 2006	1,193	936	2,449	4,578

By virtue of s230(4) of the Companies Act 1985, the Company is exempt from preparing a profit and loss account.

For details on dividends paid and payable during the year, see note 28 relating to the Group accounts.

(xiii) Commitments and contingencies
	2006	2005
	£m	£m

Commitments for capital expenditure not provided for in these accounts (including acquisitions)

Contracts placed for future expenditure	2	2

Expenditure authorised but not yet contracted	4	4

	6	6

Contingent liabilities existed at 31 December 2006 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. The maximum contingent liability for the Company, mainly on guarantees of borrowings by subsidiaries, was £955m (2005 £1,203m). In particular, the Company has fully and unconditionally guaranteed the debt securities of its wholly owned subsidiary ICI Wilmington Inc. From time to time, the Company, in the ordinary course of business, also provides guarantees to its wholly owned subsidiaries.

From 1 January 2006, the Company has adopted the amendments to FRS 26 in relation to financial guarantee contracts. Where the Company enters into financial guarantee contracts and guarantees the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time that it becomes probable that the Company will be required to make a payment under the guarantee.

(xiv) Post-retirement benefits
The Company operates defined contribution and multi-employer defined benefit schemes for its employees. The cost recognised in the period for defined contribution schemes amounted to £82m in 2006 (2005 £45m). Outstanding contributions at the balance sheet date amounted to £nil (2005 £nil). The principal multi-employer defined benefit schemes in operation in the UK are the ICI Pension Fund and the ICI Specialty Chemicals Pension Fund. The date of the most recent full actuarial funding valuation for the ICI Pension Fund and the ICI Specialty Chemicals Pension Fund was 31 March 2005. The Company is unable to identify its share of the underlying assets and liabilities of these funds. The deficit on the ICI Pension Fund and ICI Specialty Chemicals Pension Fund amounted to £697m (2005 £817m) and £111m (2005 £140m) respectively at 31 December 2006. Under FRS 17, the Company treats its contributions into these schemes as though they were defined contributions and has consequently not recognised any deficit relating to these schemes.

The Company agreed to make “top-up” contributions to the ICI UK Pension Fund over nine years, comprising annual payments of £122m for the first four years, from 2006 to 2009, and annual payments of £62m for the following five years, from 2010 to 2014. It also agreed to make “top-up” contributions to the ICI UK Specialty Chemicals Pension Fund over ten years, comprising annual payments of £12.3m, from 2006 to 2015.

(xv) Staff numbers and costs
The average number of persons employed by the Company (including Directors) during the year, was as follows:

	Number of employees

	2006	2005

Average number of persons employed by the Company	1,139	1,177

The aggregate payroll costs of these persons were as follows:

	2006	2005
	£m	£m

Wages and salaries	69	63

Share-based payments (see note xvii)	2	3

Social security costs	7	7

Other pension costs	85	47

	163	120

www.ici.com	ICI Annual Report and Accounts 2006 143

Back to Contents
Back to Accounts Contents

Accounts

Notes relating to the Company accounts continued

(xvi) Directors’ remuneration
Information covering Directors’ remuneration, interests in shares, debentures, share options and pension benefits is included in note 2 relating to the Group accounts and in the Remuneration Report on pages 45 to 56.

(xvii) Share-based payments
For details of ICI’s employee share option schemes and other share-based plans refer to note 7 relating to the Group accounts.

The Company has applied the requirement of FRS 20 Share-based Payment and has elected not to adopt the exemption to apply FRS 20 only to awards made after 7 November 2002, instead a full retrospective approach has been followed on all grants not fully vested at the date of transition in order to maintain consistency across the reporting periods.

The fair value of share options granted is determined using the Black-Scholes valuation model, refer to note 7 relating to the Group accounts for the fair value assumptions used.

Transactions on Option Schemes
	Senior Staff Scheme		UK – Sharesave		SARP

		Weighted		Weighted		Weighted
		average		average	Number	average
	Number	exercise	Number	exercise	of options	exercise
	of options	price	of options	price	in ADRs	price
	000		£000		£000	$

Outstanding

At beginning of 2005	15,129	2.90	2,147	2.08	803	16.82

Granted	2,584	2.81	–	–	160	21.25

Exercised	(2,293)	1.78	(107)	2.16	–	–

Forfeited/expired	(1,709)	4.41	(417)	2.66	–	–

At beginning of 2006	13,711	2.89	1,623	1.93	963	17.55

Granted	2,228	3.48	–	–	140	24.19

Exercised	(840)	2.88	(281)	2.32	(406)	15.14

Forfeited/expired	(581)	5.19	(88)	2.26	(560)	22.63

At end of 2006	14,518	2.49	1,254	1.82	137	10.77

Options exercisable at 31 December 2006	1,272	5.25	209	1.83	–	–

Summary of options outstanding at 31 December 2006
		Weighted
		average	Weighted
	Number of	contractual	average
	options	remaining	exercise
	outstanding	life	price
	000	Years	£/$

Exercise price range

Senior Staff Scheme

£0-£5	13,903	6.73	2.70

£5-£10	418	2.26	5.64

£10-£15	197	1.38	10.08

	14,518		2.49

UK Sharesave

£0-£5	1,254	1.41	1.82

	1,254		1.82

SARP (ADRs)

$0-$20	137	5.93	10.77

	137		10.77

(xviii) Auditors’ remuneration
Remuneration of the Auditor for the audit of the Group in note 6 relating to the Group accounts includes fees and expenses of the Auditor in respect of the statutory report to the members of the Company for the year 2006 amounting to £69,000 (2005 £66,000; 2004 £65,000).

144 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Group selected financial data

Group selected financial data

The selected financial data on pages 145 to 149 is shown in accordance with IFRS for 2006 to 2004, and in accordance with UK GAAP for 2004 to 2002. The UK GAAP data should be read in conjunction with the IFRS transition adjustments in note 35 relating to the Group accounts in the 2005 Annual Report and Accounts to gain an understanding of the nature of the adjustments made to UK GAAP data to comply with IFRS.

The IFRS data has been selected from the financial statements of the ICI Group for this year or, where certain items are not shown in those annual audited financial statements, has been prepared for the purpose of this report. This data should be read in conjunction with, and is qualified in its entirety with reference to, the financial statements and notes relating to the accounts included elsewhere in this report. The IFRS data has been restated where appropriate to accord with the Group’s current accounting policies (which precede and form part of the Group’s financial statements) and basis of presentation of financial information (described in note 1 relating to the Group accounts).

The UK GAAP data has been selected from the financial statements of the ICI Group from the three years ended 2004 or, where certain items are not shown in those annual audited financial statements, has been prepared for the purpose of this report. This data should be read in conjunction with, and is qualified in its entirety with reference to, the financial statements and notes relating to the accounts included elsewhere in those reports. The UK GAAP data has been restated where appropriate to accord with the Group’s accounting policies as presented in the 2004 Annual Report and Accounts, being the most recent set of Group consolidated statements presented under UK GAAP (the classification of operations between continuing and discontinued has not been restated for disposals occurring in 2005 or 2006).

The net profit for the financial periods in the summary Group income statement and Shareholders’ funds – equity in the summary Group balance sheets are stated in accordance with accounting principles generally accepted under IFRS. Refer to note 36 relating to the Group accounts for a discussion of the main differences between IFRS and accounting principles generally accepted in the USA (US GAAP).

		2006	2005	2004
	notes	£m	£m	£m

Summary of Group income statement – IFRS

Continuing operations

Revenue		4,845	4,601	4,419

Operating profit before special items	2	502	479	481

Special items (charged) credited to operating profit		(71)	5	(3)

Operating profit after special items	2	431	484	478

Share of profits less losses of associates		2	3	2

Profits less losses on sale of continuing operations		4	13	185
Interest expense		(123)	(131)	(172)

Interest income		44	56	85

Foreign exchange gains on debt previously hedging goodwill written off to reserves		15	2	15

Post-retirement benefit interest cost		(422)	(411)	(407)

Post-retirement benefit expected return on assets		404	381	381
Net finance expense		(82)	(103)	(98)

Profit before taxation		355	397	567

Income tax expense	3	(56)	(68)	(97)

Net profit for the financial year from continuing operations		299	329	470

Discontinued operations

Profit from discontinued operations before special items		62	52	42

Special items charged to profit from discontinued operations		(69)	39	1

Profits less losses on sale of discontinued operations		37	–	(5)

Net profit for the year from discontinued operations		30	91	38

Net profit for the financial year		329	420	508

Attributable to equity holders of the parent		295	390	474

Attributable to minority interests		34	30	34

Net profit for the financial year		329	420	508

Profit before income tax expense and special items for continuing operations		407	377	370

Profit before income tax expense and special items for continuing and discontinued operations		482	444	422

Earnings and dividends

Adjusted earnings per £1 Ordinary Share	5	31.6p	27.1p	25.8p

Earnings per £1 Ordinary Share	5	24.9p	32.9p	40.1p

Basic Earnings per £1 Ordinary Share

Continuing operations		23.3p	25.5p	37.1p

Discontinued operations	1,3	1.6p	7.4p	3.0p

Total basic earnings per £1 Ordinary Share		24.9p	32.9p	40.1p

Diluted Earnings per £1 Ordinary Share

Continuing operations		23.0p	25.4p	37.1p

Discontinued operations	1,3	1.5p	7.4p	3.0p

Total diluted earnings per £1 Ordinary Share		24.5p	32.8p	40.1p

Dividends per £1 Ordinary Share – pence		8.9p	7.7p	7.3p

www.ici.com	ICI Annual Report and Accounts 2006 145

Back to Contents
Back to Accounts Contents

Group selected financial data

Group selected financial data continued

		2004	2003	2002
		£m	£m	£m

Summary of Group profit and loss account – UK GAAP

Turnover		5,601	5,849	6,125

Operating profit before exceptional items	2	444 *	394 *	496 *

Exceptional items charged to operating profit		(5)	(200)	–

Operating profit after exceptional items	2	439	194	496

Share of operating profits less losses of associates before exceptional items		4	2	18

Share of exceptional items of associates		–	–	–

Profit less losses on sale of operations		3	32	50

Profits less losses on disposal of fixed assets		(1)	5	3

Amounts written off investments		–	(57)	(99)

Net interest payable
Group		(86)	(92)	(123)

Associates			1	(28)
		(86)	(91)	(151)

Profit before taxation		359	85	317

Taxation	3	(116)	(41)	(111)

Attributable to minorities		(33)	(24)	(27)

Net profit for the financial year		210	20	179

Continuing operations	4	224	23	166

Discontinued operations	1,3	(14)	(3)	13

Total		210	20	179

Profit before taxation, exceptional items and goodwill amortisation		397	341	400

Earnings per £1 Ordinary Share before goodwill amortisation
and exceptional items	5	21.9p	18.5p	23.7p

Earnings per £1 Ordinary Share	5

Basic Earnings (loss) per £1 Ordinary Share

Continuing operations		18.9p	2.0p	14.9p

Discontinued operations	1,3	(1.1)p	(0.3)p	1.2p

Total basic earnings per £1 Ordinary Share		17.8p	1.7p	16.1p

Diluted Earnings (loss) per £1 Ordinary Share

Continuing operations		18.8p	2.0p	14.8p

Discontinued operations	1,3	(1.1)p	(0.3)p	1.2p

Total diluted earnings per £1 Ordinary Share		17.7p	1.7p	16.0p

Dividends per £1 Ordinary Share – pence		7.3p	6.3p	7.5p

*	After amortisation of goodwill (2004 £35m; 2003 £36m; 2002 £27m).

The financial information for 2004, 2003 and 2002 has been extracted from the 2004 Annual Report and Accounts. The classification of operations between continuing and discontinued has not been restated for disposals occurring in 2005 or 2006.

146 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Group selected financial data

Summary of Group balance sheets – IFRS
The notes to the selected financial data apply to both IFRS and UK GAAP except where specified otherwise.

	2006	2005	2004
	£m	£m	£m

Non-current assets	1,917	2,612	2,778

Current assets	2,372	2,253	2,133

Total assets	4,289	4,865	4,911

Current liabilities	(2,370)	(2,195)	(2,212)

Non-current liabilities	(2,108)	(3,160)	(2,950)

Total liabilities	(4,478)	(5,355)	(5,162)

Net assets	(189)	(490)	(251)

Attributable to equity holders of the parent	(313)	(616)	(335)

Minority interests	124	126	84

Total equity	(189)	(490)	(251)

Summary of Group balance sheets – UK GAAP
	2004	2003	2002
	£m	£m	£m

Non-current assets	2,200	2,383	2,568

Current assets	2,736	2,825	2,898

Total assets	4,936	5,208	5,466

Current liabilities	(2,077)	(2,226)	(2,418)

Non-current liabilities	(2,051)	(2,463)	(2,516)

Total liabilities	(4,128)	(4,689)	(4,934)

Net assets	808	519	532

Attributable to equity holders of the parent	721	450	463

Minority interests	87	69	69

Total equity	808	519	532

Summary of Group cash flow statement – IFRS
	2006	2005	2004
	£m	£m	£m

Net cash inflow from operating activities	191	359	327

Net cash inflow (outflow) from investing activities	110	(112)	(9)

Net cash (outflow) from financing activities	(212)	(218)	(426)

Cash and cash equivalents at beginning of period	516	469	588

Net cash inflow (outflow) from all activities	89	29	(108)

Movement arising on foreign currency translation and other movements	(16)	18	(11)

Cash and cash equivalents at end of period	589	516	469

Summary of Group cash flow statement – UK GAAP
	2004	2003	2002
	£m	£m	£m

Net cash inflow from operating activities	327	327	305

Net cash inflow (outflow) from investing activities	29	(61)	44

Net cash (outflow) from financing activities	(201)	(278)	(357)

Cash and cash equivalents at beginning of period	243	246	260

Net cash inflow (outflow) from all activities	155	(12)	(8)

Movement arising on foreign currency translation and other movements	(12)	9	(6)

Cash and cash equivalents at end of period	386	243	246

www.ici.com	ICI Annual Report and Accounts 2006 147

Back to Contents
Back to Accounts Contents

Group selected financial data

Notes relating to the Group selected financial data

1 Discontinued operations

The basis on which operations have been included under the heading of “Discontinued operations” is explained in note 1 relating to the Group accounts, together with a list of these operations in respect of which transactions have been recorded since 1 January 2004. Transactions relating to discontinued operations in 2002 and 2003 additionally includes the disposal of the Group’s 50% equity shareholding in Philips–Imperial Petroleum Ltd.

2 Operating profit

Operating profit consists of revenue, royalties and other income, less related costs of sales, distribution, research and development, administration and other expenses. Depreciation is included in each category, as appropriate, in the Group income statement.

3 Interest income, interest expense and income tax expense

Interest income, interest expense and income tax expense has been allocated to Discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

4 Special items – Continuing operations

IFRS
Special items relating to Continuing operations included in the Group income statement were as follows:

	2006	2005	2004
	£m	£m	£m

Continuing operations

Special items before taxation	(52)	20	197

Taxation on special items	14	9	(19)

Special items attributable to minorities	(10)	1	(6)

Net profit (loss) on special items attributable to equity holders of the parent	(48)	30	172

Note 3 relating to the Group accounts gives details of special items for 2004 to 2006.

Special items disclosed separately in the IFRS income statement would be incorporated in individual line items under US GAAP.
Special items under IFRS do not represent extraordinary items under US GAAP.

UK GAAP
	2004	2003	2002
	£m	£m	£m

Exceptional items before taxation	17	(211)	(56)

Taxation on exceptional items	(11)	52	1

Exceptional items attributable to minorities	(6)	(1)	(6)

Net (loss) on exceptional items	–	(160)	(61)

The financial information for 2004, 2003 and 2002 has been extracted from the 2004 Annual Report and Accounts. The classification of operations between continuing and discontinued has not been restated for disposals occurring in 2005 or 2006.

5 Earnings per £1 Ordinary Share – pence per share
	2006	2005	2004	2003	2002
	million	million	million	million	million

Average Ordinary Share

Weighted average Ordinary Shares in issue during the year	1,193	1,192	1,191	1,191	1,123

Weighted average shares held by Group’s employee share ownership plan	(4)	(7)	(8)	(9)	(9)

Basic weighted average Ordinary Shares in issue during the year	1,189	1,185	1,183	1,182	1,114

Dilutive effect of share options	15	3	1	–	2

Diluted weighted average Ordinary Shares	1,204	1,188	1,184	1,182	1,116

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial year (see tables on pages 145 and 146) by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

148 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Group selected financial data

5 Earnings per £1 Ordinary Share – pence per share (continued)

Basic earnings per £1 Ordinary Share – IFRS

		2006	2005	2004

Net profit attributable to equity holders of the parent	£m	295	390	474

Basic weighted average Ordinary Shares in issue	million	1,189	1,185	1,183

Basic earnings per £1 Ordinary Share	pence	24.9	32.9	40.1

Basic earnings per £1 Ordinary Share – UK GAAP

		2004	2003	2002

Net profit attributable to equity holders of the parent	£m	210	20	179

Basic weighted average Ordinary Shares in issue	million	1,183	1,182	1,114

Basic earnings per £1 Ordinary Share	pence	17.8	1.7	16.1

Adjusted earnings per £1 Ordinary Share – IFRS

		2006	2005	2004

Earnings	£m	295	390	474

Special items after tax and minorities	£m	80	(69)	(168)

Adjusted earnings	£m	375	321	306

Basic weighted average Ordinary Shares in issue	million	1,189	1,185	1,183

Basic adjusted earnings per £1 Ordinary Share	pence	31.6	27.1	25.8

Diluted weighted average Ordinary Shares in issue	million	1,204	1,188	1,184

Diluted adjusted earnings per £1 Ordinary Share	pence	31.2	27.0	25.8

Adjusted earnings per share has been calculated, since special items can have a distorting effect on the trend of underlying earnings.

Adjusted earnings per £1 Ordinary Share – UK GAAP

		2004	2003	2002

Net profit (loss) for the financial year	£m	210	20	179

Exceptional items (after tax and minorities) and goodwill amortisation	£m	49	199	85

Net profit before exceptional items and goodwill amortisation	£m	259	219	264

Basic weighted average Ordinary Shares in issue	million	1,183	1,182	1,114

Basic earnings per £1 Ordinary Share before exceptional items and goodwill amortisation	pence	21.9	18.5	23.7

Diluted weighted average Ordinary Shares in issue	million	1,184	1,182	1,116

Diluted earnings per £1 Ordinary Share before exceptional items and goodwill amortisation	pence	21.9	18.5	23.7

www.ici.com	ICI Annual Report and Accounts 2006 149

Back to Contents
Back to Accounts Contents

Shareholder information

Shareholder information

Trading market for Ordinary Shares
The authorised share capital of the Company comprises 1,400,000,000 Ordinary Shares of £1 each. At the close of business on 31 December 2006, 1,192,801,567 Ordinary Shares were in issue. At the close of business on 19 February 2007, 1,194,718,655 Ordinary Shares were in issue.

The principal trading market for the Company’s Ordinary Shares is the London Stock Exchange. ADSs (each representing four Ordinary Shares) evidenced by ADRs issued by Citibank, as depositary, are listed on the New York Stock Exchange.

		In the
	Total	USA

Number of record holders of:

Ordinary Shares as at 19 February 2007	119,141	686

ADSs as at 19 February 2007	1,985	1,934

As of 19 February 2007 the proportion of Ordinary Shares represented by ADSs was 4.50% of the Ordinary Shares in issue.

The following table shows, for the years and months indicated, the reported high and low middle market values for the Company’s Ordinary Shares on the London Stock Exchange and the reported high and low sale prices of ADSs on the New York Stock Exchange:

	£1 Ordinary Shares		ADSs

	Year/month	Year/month	Year/month	Year/month
	high	low	high	low
	£	£	US$	US$

Year

2002	4.30	2.03	19.90	12.85

2003	2.38	0.90	15.43	5.82

2004	2.47	1.93	18.60	13.65

2005

First quarter	2.83	2.31	21.61	17.31

Second quarter	2.78	2.44	20.95	18.01

Third quarter	3.08	2.54	22.33	17.89

Fourth quarter	3.36	2.78	23.74	19.73

Year	3.36	2.31	23.74	17.31

2006

First quarter	3.67	3.30	26.10	22.88

Second quarter	3.99	3.37	29.79	24.24

Third quarter	3.98	3.46	30.23	25.34

Fourth quarter	4.52	3.81	35.23	29.29

Year	4.52	3.30	35.23	22.88

2006

July	3.75	3.46	27.70	25.34

August	3.77	3.55	28.34	26.89

September	3.98	3.66	30.23	27.65

October	4.06	3.87	31.18	29.46

November	4.35	3.81	33.15	29.29

December	4.52	4.15	35.23	32.87

2007

January	4.79	4.51	38.09	35.28

February (through to 19 February 2007)	4.78	4.63	37.68	36.44

The share price on 19 February 2007 was £4.74; the ADR price was US$37.05.

On 4 February 2002 ICI announced a seven for eleven Rights Issue. Dealings in nil paid Ordinary Share rights and ADS rights began on 26 February 2002.

Defaults, dividend arrearages and delinquencies
(a)	There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment, or any other material default with respect to any indebtedness for or in respect of monies borrowed or raised by whatever means of the Company or any of its significant subsidiaries.

(b)	There have been no arrears in the payment of dividends on and no material delinquency with respect to any class of preferred stock of any significant subsidiary of the Company.

150 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Shareholder information

Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2006:

By size of account	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	51,166	6	–

251-500	25,523	9	1

501-1,000	21,645	16	1

1,001-5,000	18,782	36	3

5,001-10,000	982	7	1

10,001-50,000	541	11	1

50,001-1,000,000	516	143	12

Over 1,000,000	174	964	81

All holdings	119,329	1,192	100

By category

%

UK

Pension funds	15

Life assurance	13

Mutual funds	25

Individuals	12

Others	5

70

Overseas	30

100

In addition to the number of registered shareholders shown, there are approximately 8,300 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Control of Company
(a)	So far as the Company is aware, it is neither directly nor indirectly owned or controlled by one or more corporations.

(b)	(i)	Set out below is information regarding interests in the Company’s £1 Ordinary Shares:

Identity of Group	As at 10 February 2005		As at 13 February 2006		As at 19 February 2007

	Amount		Amount		Amount
	owned		owned		owned
	(number	Percent	(number	Percent	(number	Percent
	of shares)	of class	of shares)	of class	of shares)	of class
	millions	%	millions	%	millions	%

Legal & General Investment Management	44.6	3.74	48.1	4.03	71.6	5.99

Capital International Limited	46.3	3.89	72.9	6.11	71.4	5.98

Barclays Bank PLC	101.4	8.51	119.6	10.03	71.3	5.98

Citibank Shareholder Services*	101.7	8.53	62.8	5.27	53.8	4.50

Standard Life Investments Ltd	55.4	4.64	38.2	3.21	47.4	3.97

Dodge & Cox Investment Managers	n/a	n/a	n/a	n/a	40.6	3.40

Morley Fund Management Ltd	36.1	3.03	47.9	4.02	n/a	n/a

Brandes Investment Partners LLC	94.3	7.91	n/a	n/a	n/a	n/a

*	This interest relates to ADRs issued by Citibank Shareholder Services, when acting as Depositary; ADRs evidence ADSs.

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company.

The voting rights of the major shareholders, listed in the table above, do not differ from those of any other shareholder of the Company’s Ordinary Shares.

(ii)	As of 19 February 2007 the total amount of the Company’s voting securities owned by Directors and Officers of ICI, as a group, was:

Title of class
	Amount
	owned	Percent
	(number of	of class
	shares)%

Ordinary Shares	1,030,894	0.086

	(iii)	During the period from 31 December 2006 to 19 February 2007 there were no changes in the beneficial or non-beneficial interests of the Directors in the Ordinary Share Capital of the Company other than the vesting of Performance Growth Plan (PGP) shares and the employee benefit trust.

(c)	The Company does not know of any arrangements the operation of which might result in a change in control of the Company.

Exchange controls and other limitations affecting security holders
(a)	There are no governmental laws, decrees or regulations in the UK restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident holders of the Company’s Ordinary Shares or ADSs. However, a 1.5% stamp duty reserve tax is payable upon the deposit of ICI Ordinary Shares in connection with the creation of, but not subsequent dealing in, ADRs.This is in lieu of the normal 0.5% stamp duty on all purchases of Ordinary Shares.

(b)	There are no limitations under English Law or the Company’s Memorandum and Articles of Association on the right of non-resident or foreign owners to be the registered holders of and to vote Ordinary Shares of the Company.

www.ici.com	ICI Annual Report and Accounts 2006 151

Back to Contents
Back to Accounts Contents

Shareholder information

Shareholder information continued

Taxation
The following discussion is intended as a general guide only. Shareholders who are in any doubt with regard to tax matters, or who are resident in countries other than the USA should consult their own tax advisers.

Taxation of US resident shareholders
The following summary of the principal UK and certain federal US tax consequences of ownership of Ordinary Shares or ADSs, held as capital assets by US resident shareholders is based on current UK and US federal tax law and practice, as well as the current Double Taxation (Income) Convention (“the Convention”) between the UK and the USA which came into force on 31 March 2003. The following summary is also based in part on representations by JPMorgan Chase Bank as Depositary for the ADSs and assumes that each obligation in the deposit agreement among the Company, the Depositary and the holders of ADSs and any related agreement will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by US holders of ADRs, of foreign tax credits for US federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate US resident shareholders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US resident shareholders could be affected by actions that may be taken by parties to whom ADRs are pre-released.

Taxation of dividends paid to US resident shareholders
The UK does not currently impose a withholding tax on dividends paid by a UK company, such as the Company.

Distributions paid by the Company to a US resident shareholder will be treated for US federal income tax purposes as foreign source ordinary dividend income to the extent of the Company’s current or accumulated earnings and profits for US federal income tax purposes. The amount of the dividend will be the US dollar value of the pounds Sterling received on the date the dividend is received by the Depository for US resident shareholders of ADSs (or in the case of Ordinary Shares, received by the US resident shareholder), regardless of whether or not the dividend is converted into US dollars. No deduction for dividends received is allowed for corporate US resident shareholders with respect to dividends paid by the Company. If the dividend is converted into US dollars on the date of receipt, you generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon a US resident shareholder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to non-corporate US resident shareholders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US resident shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation of capital gains for US resident shareholders
Under the Convention, each contracting state may, in general, tax capital gains in accordance with the provisions of its domestic law. Under present UK law, individuals who are neither resident nor ordinarily resident in the UK, and companies which are not resident in the UK, generally will not be liable to UK tax on capital gains made on the disposal of their Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held in connection with a trade, profession or vocation carried on in the UK through a branch or agency.

A US resident shareholder will recognise capital gain or loss for US federal income tax purposes on the sale or exchange of the Ordinary Shares or ADSs in the same manner as on the sale or exchange of any other shares held as capital assets. Any gain or loss will generally be US source capital gain or loss, which will be long-term if the Ordinary Shares or ADSs were held for longer than one year.

UK inheritance tax
Under the current Double Taxation (Estates) Convention (the Estate Tax Convention), between the USA and the UK, Ordinary Shares or ADSs held by an individual shareholder who is domiciled for the purposes of the Estate Tax Convention in the USA, and is not for the purposes of the Estate Tax Convention a national of the UK, nor resident in the UK for seven out of the last ten tax years, will generally not be subject to the UK inheritance tax on the individual’s death nor on a chargeable gift of the Ordinary Shares or ADSs during the individual’s lifetime provided that any applicable US federal gift or estate tax liability is paid, unless the Ordinary Shares or ADSs are part of the business property of a permanent establishment of the individual in the UK or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the UK. Where the Ordinary Shares or ADSs have been placed in trust by a settlor who, at the time of settlement, was a US resident shareholder, the Ordinary Shares or ADSs will generally not be subject to UK inheritance tax unless the settlor, at the time of settlement, was not domiciled in the USA or was a UK national. In the exceptional case where the Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for double taxation to be relieved by means of credit relief.

Stamp Duty
In practice, no UK stamp duty is payable on any issue or transfer of ADSs provided that the instrument of transfer is executed and remains at all times outside the UK. In practice, no stamp duty reserve tax is payable on an agreement to transfer ADSs.

Capital gains tax information for UK shareholders
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI demerged its bioscience business to Zeneca Group PLC on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (CGT), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Incorporation of the Company
Imperial Chemical Industries PLC was originally incorporated in the UK and registered in England, under the Companies Acts, 1908 to 1917 on 7 December 1926 as a limited company. It was re-registered under the Companies Acts, 1948 to 1980 as a public limited company on 30 June 1981.

Memorandum and Articles of Association
A summary of certain provisions of the Company’s Memorandum and Articles of Association was provided in the Company’s Annual Report on Form 20-F for the year ended 31 December 2006, filed with the SEC.

Registered Office
20 Manchester Square
London W1U 3AN
Telephone +44(0)20 7009 5000

152 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Shareholder information

Annual Report on Form 20-F 2006
The information in this report comprises the Annual Report and Accounts of the Company in accordance with UK requirements, certain portions of which will be included in the Annual Report on Form 20-F that will be filed with the SEC for the year ended 31 December 2006. Unless specifically otherwise indicated, this report has been prepared as at 22 February 2007, the date on which the Directors presented their Annual Report and Accounts and on which the independent auditors issued their opinion in compliance with UK requirements.

When the Annual Report on Form 20-F for the year ended 31 December 2006 is filed with the SEC, certain information contained in this report may be updated or supplemented.

Quarterly results
Unaudited trading results of the ICI Group for 2007 are expected to be announced as follows:

First quarter	3 May 2007
Half year	2 August 2007
Nine months	1 November 2007
Full year	7 February 2008

Dividend payments
A second interim dividend for the year 2006, which the Annual General Meeting will be asked to confirm, is payable on 13 April 2007 to holders of Ordinary Shares registered in the books of the Company on 2 March 2007. Dividends are normally paid as follows:

First interim:	announced with the half year results and paid in early October; and

Second interim:	announced with the full year results and paid in mid to late April.

Registrar and Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Company Website
ICI’s corporate website, www.ici.com, provides financial and other useful information about ICI including:

•	the latest news about the Company together with information on its strategy, technology, the markets in which it operates and its leadership team;

•	an archive of past financial announcements, presentations and financial statements;

•	details of the Company’s commitment to corporate governance;

•	documentation mailed to shareholders, such as the Notice of Annual General Meeting and the Annual Report;

•	important information for investors, such as dividend payment dates, current and historic share price data, AGM voting results and details of services and facilities available to shareholders; and

•	sustainability programmes and performance information.

Shareholders can register via the ICI website to receive an automatic notification when any press releases are made by the Company. An e-mail facility is also provided to enable shareholders to contact the Company.

Electronic Communications
Shareholders may now receive the Annual Report and Accounts and the Annual Review electronically. There are a number of advantages in opting to receive shareholder documentation in electronic form, including: faster delivery of documents; documents may be read and downloaded at the shareholder’s convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and the saving of environmental resources. To register for electronic communications, shareholders should visit ICI’s corporate website (www.ici.com).

Share dealing service
The Company has arranged a share dealing service through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new UK resident shareholders may buy or sell ICI shares. Further information may be obtained from:

The Share Centre Limited
PO Box 2000
Aylesbury
Buckinghamshire HP21 8ZB
Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is a member of the London Stock Exchange and is authorised and regulated by the Financial Services Authority under reference 146768.

ADR Depositary
Citibank Shareholder Services is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:

Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
USA
US calls (toll free number): 1-877-CITI-ADR (1-877-248-4237)
Non US calls: 1-781-575-4555
E-mail enquiries to: citibank@shareholders-online.com

Documents on display – Securities and Exchange Commission (SEC)
ICI files annual, semi-annual and special reports and other information with the SEC. Any document that ICI files may be read and copied at the SEC’s public reference room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. Please call the SEC at +1-800-732-0330 for further information or view reports filed since 4 November 2002 online at www.sec.gov.

The ADSs representing ICI’s Ordinary Shares are listed on the New York Stock Exchange (NYSE) and ICI’s Ordinary Shares are listed on the Official List of the Financial Services Authority and traded on the London Stock Exchange. Reports and other information about the Group that ICI has filed pursuant to the rules of the NYSE, the Financial Services Authority and the London Stock Exchange are available via those bodies.

A copy of each report filed within the preceding 12 months can also be inspected by any shareholder or ADR holder during normal business hours at the offices of the Company at 20 Manchester Square, London, W1U 3AN.

www.ici.com	ICI Annual Report and Accounts 2006 153

Back to Contents
Back to Accounts Contents

Shareholder information

Shareholder information continued

Exchange rates
The following table sets forth, for the years, months and dates indicated, the noon buying rate in New York City for cable transfers in pounds Sterling as certified by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”):

			Average
	Highest	Lowest	rate	At
	rate	rate	during	Year
US$ to pound Sterling (£) (1)	during	during	period	end
Year	period	period	(2) (3)	(2)

2002	1.61	1.41	1.50	1.61

2003	1.78	1.55	1.64	1.78

2004	1.95	1.77	1.84	1.92

2005	1.93	1.71	1.81	1.72

2006	1.98	1.73	1.86	1.96

2006

August	1.91	1.87

September	1.91	1.86

October	1.91	1.85

November	1.97	1.89

December	1.98	1.95

2007

January	1.98	1.93

February (as of 19 February)	1.97	1.94

The noon buying rate on 19 February 2007 was $1.95 = £1

(1)	All figures have been taken directly or derived from figures released through the Public Information Office of the Federal Reserve in Washington, D.C. or New York City.

(2)	The noon buying rate on such dates differed from the rates used in preparation of the Group’s financial statements as of such dates.

(3)	The average is the average of the noon buying rate on the last day of each month during the period indicated.

Fluctuations in the exchange rate between the pound Sterling and the US dollar will affect the US dollar equivalent of the pound Sterling prices of the Ordinary Shares of Imperial Chemical Industries PLC on the London Stock Exchange and, as a result, will affect the market prices of ADSs on the NYSE. Cash dividends, if any, will be paid by the Company in respect of Ordinary Shares in pounds Sterling, and exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs on conversion by the Depositary of such dividends.

A substantial proportion of the Group’s assets, liabilities, revenues and expenses are denominated in currencies other than pounds Sterling. Accordingly, fluctuations in the value of the pound Sterling relative to other currencies can have a significant effect on the translation into Sterling of non-Sterling assets, liabilities, revenues and expenses (see relevant sections of the financial review section of the Business review, on pages 30 to 31).

154 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Forward-looking statements

Forward-looking statements

This Annual Report and Accounts contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities Litigations Reform Act of 1995. These statements include, without limitation, those concerning:

•	strategies and the Group’s ability to achieve them

•	the benefits of the restructuring programmes in the Group’s businesses;

•	the Group’s net debt;

•	the Group’s credit rating;

•	expectations regarding sales, operating profit and growth;

•	plans for the launch of new products and services;

•	the impact of regulatory initiatives on operations and costs;

•	the Group’s possible or assumed future results of operations;

•	capital expenditure and investment plans;

•	adequacy of capital and liquidity;

•	financing plans;

•	the Group’s retirement benefit schemes;

•	the outcome of claims and litigation; and

•	statements preceded by, followed by, or that included the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seeks”, or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report and Accounts may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates.

The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report and Accounts, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

•	the impact of competitive products and pricing;

•	changes in the prices of raw materials;

•	the occurrence of major operational problems;

•	risks associated with significant projects;

•	the loss of key personnel;

•	the loss of major customers;

•	reliance on key suppliers;

•	limitations imposed by the Group’s indebtedness and leverage;

•	a credit rating downgrade by the rating agencies;

•	contingent liabilities, including those arising in connection with disposed businesses;

•	risks associated with the Group’s international operations;

•	economic, social and political conditions in developing countries;

•	risks of claims and litigation;

•	violations of environmental, health and safety laws and regulations;

•	risks associated with corporate governance compliance;

•	financial performance of the Group’s retirement benefit schemes; and

•	other factors described in the Company’s filings with the US Securities and Exchange Commission.

You should read “Risk Factors” on pages 33 to 35 for more information regarding factors that could cause actual results and developments to differ from those expressed or implied by the forward-looking statements in this document.

www.ici.com	ICI Annual Report and Accounts 2006 155

Back to Contents
Back to Accounts Contents

Definitions

Definitions

In this document the following words and expressions shall, unless the context otherwise requires, have the following meanings:

Adjusted earnings per share	Net profit before special items attributable to the equity holders of the parent, divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Adjusted net profit	Net profit before special items attributable to equity holders of the parent.

Adjusted profit before taxation	Profit of continuing operations before taxation and special items.

Adjusted tax rate	Taxation on continuing operations (excluding taxation on special items) divided by adjusted profit before taxation.

ADR	American Depositary Receipt evidencing title to an ADS.

ADS	American Depositary Share representing four underlying Ordinary Shares of the Company.

As reported performance	Performance including the effects of currency translation differences and the impact of acquisitions and divestments.

bn	billion – 1,000 million.

Cash flow before acquisitions and divestments*	Cash flow from operating activities after capital expenditure and proceeds from sale of property, plant and equipment less payments made in respect of disposals prior to 2004.

Company	Imperial Chemical Industries PLC.

Comparable*	Results excluding the effects of currency translation differences and the impact of acquisitions and divestments. At a Group level this refers to continuing operations only. Comparable profits and loses are quoted before accounting for special items.

Continuing operations	ICI’s continuing operations comprise the Paints, Adhesives, Specialty Starches, Specialty Polymers, Electronic Materials and Regional and Industrial businesses, Corporate and other.

Depositary	Citibank Shareholder Services, as depositary under the deposit agreement pursuant to which the ADRs are issued.

Derivative	A financial instrument whose value changes in response to a change in a specified underlying, for which there is little or no initial net investment, and that is settled at a future date.

Directors	The Directors of Imperial Chemical Industries PLC.

Earnings before interest, tax, depreciation and amortisation (EBITDA)*	Profit before interest, taxation, depreciation, amortisation of intangibles and before special items.

Earnings per share	Net profit after special items attributable to the equity holders of the parent, divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period.

ESOP	Employee share ownership plans, of which the principal plans are the 2004 Executive Share Option Plan, the 1994 Senior Staff Share Option Scheme, the 1994 Stock Appreciation Rights Plan, the Performance Growth Plan and the Performance Share Plan.

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Financial instrument	Any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Gross margin*	Sales value less the variable and fixed costs directly associated with the manufacture and distribution of the goods sold.

Hedging	A strategy used in risk management whereby an entity seeks to reduce or eliminate financial risks by entering into transactions that give an offsetting risk profile. This may or may not allow an entity to use hedge accounting, whereby special accounting rules may be used if specific hedge effectiveness and other criteria are met.

IAS/IASB	International Accounting Standard/International Accounting Standards Board.

ICI, ICI Group or the Group	Imperial Chemical Industries PLC and its subsidiary companies (its consolidated subsidiaries and its proportionally consolidated joint ventures but not its associates).

IFRIC	International Financial Reporting Interpretations Committee.

IFRS	International Financial Reporting Standard(s).

Interest cover*	Calculations of interest cover are based on the sum of the Group’s operating profit before special items, from continuing and discontinued operations, post-retirement benefit finance charges, the Group’s share of net associated company income (associates’ trading profit less taxation and net finance expense of associates) divided by the net of interest expense and income of the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

156 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Definitions

The London Stock Exchange		London Stock Exchange plc.

m		million.

Net debt		The borrowings of ICI – comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (to the extent that the contracts are “out of the money”) – less cash (including overdrafts), cash equivalents and current asset investments.

NYSE		New York Stock Exchange.

Ordinary Shares		Ordinary shares of £1 each in the capital of Imperial Chemical Industries PLC.

pound Sterling, £, pence or p		Refers to units of UK currency.

Reporting segments		The Reporting segments comprise the Group’s Paints, Adhesives, Specialty Starches, Specialty Polymers, Electronic Materials and Regional and Industrial businesses.

Return on capital employed (ROCE)		Trading profit after amortisation of intangibles, before special items, after restructuring amortisation* and after a tax charge† for the last twelve months divided by the average of capital employed for this current period end and that of the twelve months previously, expressed as a percentage.

Notes:
	*	Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

	†	A tax charge is applied to the trading profit (before amortisation of intangibles and after restructuring amortisation). In view of the potential volatility in the Group’s adjusted tax rate, a rate of 20% has been used in 2006 (2005 21%).

Capital employed: Net operating assets plus net operating special items.

Net operating assets: Property, plant and equipment plus goodwill on acquisitionsø plus operating working capital.

	ø	Goodwill on acquisitions relates to goodwill capitalised on the balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating special items: For financial ratio calculation purposes only, this is defined as:

Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

Revenue		IFRS equivalent of sales and turnover.

SEC		The United States Securities and Exchange Commission.

SFAS		Statement of Financial Accounting Standards (US).

Special items		Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses (see also Group Accounting Policies, page 61).

Trading margin*		Trading profit, expressed as a percentage of sales.

Trading profit		Operating profit before special items. At a Group level this refers to continuing operations only.

UK or United Kingdom		United Kingdom of Great Britain and Northern Ireland.

US dollar, dollar, US$ or $		Refers to units of US currency.

USA or US or United States		United States of America.

US GAAP		United States generally accepted accounting principles.

*	Management believes these measures are important financial indicators. However, they should not be considered in isolation, or as an alternative to operating profit or net profit or cash flow from operating activities, in each case, determined in accordance with IFRS.

www.ici.com	ICI Annual Report and Accounts 2006 157

Back to Contents
Back to Accounts Contents

Index

Index

	(Notes)	Pages

Accounting

IFRS/US GAAP	(36)	122-131

policies – Group		60-63

standards – Group	(1)	69-71

Acquisitions	(30)	111-112

Adhesives		14, 26

American Depositary Shares		150-154

Annual General Meeting		44

Assets

by business segment	(4)	76

by geographic segment	(4)	77

intangible	(13)	90-91

property, plant and equipment	(14)	92-93

Asset lives		60

Associates

accounting policy		60

principal associates	(15)	93

share of profits	(9)	23, 83

Audit Committee membership		40

Auditor (Independent Auditor)

remuneration	(6)	44, 80

report		58, 134

Balance sheet

Group		67

Company		137

Board committees		39

Board of Directors		36-37

Borrowings – financial liabilities	(23)	98-100

Business

description		12-16

results – 2006		23-27

Business review		9-35

Capital

expenditure	(14)	29, 92

commitments	(33)	119

expenditure by business	(4)	29, 75

Capital gains tax, shareholders’		152

Cash and cash equivalents	(20)	97

Cash flow

commentary		24-25

Group statement		68

US GAAP	(36)	126

Chairman’s and the Chief
Executive’s statement		4-5

Charitable donations		44

Competition		22

Contingent liabilities	(33)	62, 119, 132

Corporate governance		38-43

Critical accounting policies	(37)	131-132

	(Notes)	Pages

Currencies

accounting policy		60

Debt (net) – analysis	(29)	110-111

Deferred taxation	(17)	95-96

Definitions		156-157

Depreciation and amortisation

accounting policy		60

by business segment	(4)	75

Directors’

biographies		36-37

long-term incentives		48

remuneration	(2)	49, 71

report		44

responsibilities		57

retirement benefits		53-54

service contracts		55-56

share options		51-52

shareholdings		54

Discontinued operations	(11)	71, 87-88

Disposals	(30)	112

Disposal and Legacy provisions	(25)	101-102

Dividends

paid, payable	(28)	110

payment dates		153

Earnings per Ordinary Share	(12)	89-90

Electronic Materials		14-15, 27

Employee share ownership
plan accounting policy		62

Employees

employment principles		19-21

numbers and costs	(5)	78

pensions/retirement benefits		21

Environment

accounting policy		61

commentary		19

contingencies	(33)	119

provisions	(24)	100

Equity	(27)	108-109

Exchange rate information		154

Executive Management Team		37

Finance expense (net)	(9)	84

Financial

assets	(16)	94

calendar		153

highlights		2-3, 7

liabilities	(23)	98-100

selected data		145-147

158 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Index

	(Notes)	Pages

Financial derivatives

accounting policy		62-63

hedging and risk management	(23, 31)	29-31, 98, 112-117

Financial Review

business reviews – 2006		25-27

financing review		29-31

operating performance		23-25

US GAAP		31

Forward-looking statements		155

Going concern		44

Goodwill

accounting policy		61, 132

by business segment	(4)	76

Income statement		64

Intellectual property		22

Internal control

corporate governance		40-41

Inventories/stocks

accounting policy		61

analysis	(18)	96

Investments

accounting policy		60

associates	(15)	93

participating, other	(iv)	140

subsidiaries	(iii)	139

International Financial
Reporting Standards		60, 69

Leases	(32)	118

Legacy issues		21

Loans – financial liabilities	(23, 31)	98-100, 114

Markets and distribution		22

National Starch		14-15, 26-27

Net debt-analysis	(29)	110-111

Notes relating to accounts

Group		69-132

Company		138-144

Operating costs	(6)	79-80

Operating profit	(6)	79-80

Paints		12-13, 25-26

Payables	(21)	97

Payment to suppliers		44

Pensions – employee benefits

accounting policy		62, 131

analysis	(26)	21, 35, 103-108, 120

Political donations		44

Post-retirement benefits	(26)	21, 35, 103-108, 120

Profit by business segment	(4)	74

Provisions for liabilities and charges	(24)	100

Quest		16, 27

	(Notes)	Pages

Raw materials		22

Receivables	(19)	96

Recognised income and expense		66

Regional and Industrial		15, 27

Registrar		153

Related party transactions	(34)	31, 120

Remuneration Committee

membership		39-40, 55

report		45-56

Research and development	(6)	15, 61, 79

Reserves	(27, xii)	108, 143

Restructuring provisions	(25)	101-102

Returns on investments	(26)	103

Revenue

accounting policy		60

by business segment	(4)	73

by geographic area	(4)	76

by customer location	(4)	77

Risk factors		33-35

Safety, health, environment		17-18

Seasonality		22

Segmental analysis		73-77

Share capital	(27, xii)	108, 142-143

Shareholders’ information		150-154

Shareholdings – analysis		151

Share options	(7)	80-83

Share premium account	(27, xii)	108, 143

Special items	(3)	72

Specialty Polymers		14, 26

Specialty Starches		14, 26

Stocks/inventories

accounting policy		61

analysis	(18)	96

Strategy		9-11

Subsidiary undertakings

investment	(iii)	139

principal subsidiary undertakings		133

Sustainability		17

Taxation

accounting policy		60-61

income tax analysis	(10)	85-87

commentary		23

Treasury policies		29

Uniqema business		16,27

US GAAP v IFRS	(36)	122-131

www.ici.com	ICI Annual Report and Accounts 2006 159

Back to Contents
Back to Accounts Contents

This report is the Annual Report and Accounts of the Company for the year ended 31 December 2006.

A summary report for the year, the Annual Review 2006, is produced as a separate document and is issued to shareholders unless they have elected to receive the full Annual Report and Accounts. The Annual Review includes a statement from the Chairman and the Chief Executive, a summary review of activities, Summary Remuneration Report and Summary Financial Statements.

As noted on pages 43 and 153, shareholders may elect to receive the Annual Report and Accounts and the Annual Review in electronic form by registering on ICI’s corporate website (www.ici.com).

Words within single quotation marks within the text of this document: Ablestik, Acheson, Alabastine, Alba, Alco, Applesense, Berrysense, Bio-Captive, Citrusense, Coral, Cuprinol, Cuprinol Sprayable, Devoe, Dulux, EASY-PAC, Elotex, Emerson and Cuming, Glidden, Hammerite, Hi-maize, ImpaQ Taste Technology, Light & Space, LumiTec, National Starch, Neutrozone, Polycell, Polycell Smoothover, Polyfilla, Qsense, Quest, Quisine, Valentine, Weathershield Easyspray, Weathershield Max and Xyladecor, as well as the letters ICI and the Roundel Device, are trademarks of the ICI Group.

Other named products appearing within this document that are non-ICI trademarks are: Dolce&Gabbana’s The One, Elizabeth Arden’s Hilary Duff, Lacoste’s Inspiration, Donna Karan and Hugo Boss, Paludrine, Perspex and Roquette Frères’ NUTRIOSE.

Auditor:
KPMG Audit Plc,
8 Salisbury Square,
London EC4Y 8BB

ICI Registered Office:
20 Manchester Square,
London W1U 3AN
Telephone: +44(0)20 7009 5000

160 ICI Annual Report and Accounts 2006	www.ici.com

Back to Contents
Back to Accounts Contents

Printed in Great Britain on paper Certified as a FSC mixed sources grade containing 50% recovered waste and 50% virgin fibre and produced at a mill which has been certified to ISO 14001
Environmental Management Standard.

Design: Corporate Edge Print: St Ives Westerham Press

Back to Contents
Back to Accounts Contents

leadership in formulation science